
13001048


abbvie

2012 ANNUAL REPORT ON FORM 10-K

2013 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

## ABOUT ABBVIE

AbbVie is a global, research-based biopharmaceutical company formed in 2013 following separation from Abbott. With its 125-year history, the company's mission is to use its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world's most complex and serious diseases. In 2013, AbbVie employs approximately 21,500 people worldwide and markets medicines in more than 170 countries.

For further information on the company and its people, portfolio and commitments, please visit www.abbvie.com



Dear AbbVie Stockholder:

On January 1, 2013, AbbVie was launched as an independent, $18 billion dollar biopharmaceutical company, bringing together the stability, resources and commercial capabilities of a global pharmaceutical company with the focus, culture and agility of a biotech.

AbbVie represents a unique investment opportunity, with a number of attributes that set us apart from other healthcare companies. Our flagship product—Humira—delivered another year of outstanding performance in 2012, and is well positioned to continue to drive durable growth and cash flow generation for many years to come.

In addition to Humira, we have a rich portfolio of medicines, including a mix of differentiated growth brands and sustainable performers. We hold market leadership positions across numerous therapeutic categories. For example:

- *AndroGel* has a strong leadership position in the testosterone replacement market;
- *Lupron* is the leading hormone therapy for the palliative treatment of advanced prostate cancer;
- *Creon* is the leading pancreatic enzyme therapy for conditions associated with cystic fibrosis and chronic pancreatitis;
- *Synthroid* is the number-one branded synthetic hormone therapy for thyroid disease and one of the most widely prescribed products in the United States;
- *Synagis* is the only pharmaceutical product indicated for the prevention of serious lower respiratory tract infection caused by respiratory syncytial virus;
- And, *Kaletra* and *Norvir* remain important antiviral medicines for the treatment of HIV.

As an innovation-driven biopharmaceutical company, we're focused on delivering breakthrough science. Our pipeline includes a number of medicines with the potential to be transformational for patients and offers significant opportunity for investors.

Our mid- and late-stage pipeline includes more than 20 compounds or indications focused on areas of significant unmet need, including hepatitis C, multiple sclerosis, endometriosis, Parkinson's disease, cancer, schizophrenia, Alzheimer's disease, uterine fibroids and renal disease. We're very pleased with the progress of our pipeline, and expect to continue to advance many of these assets throughout 2013.

We're also very pleased with our financial position as we start operations as an independent company. AbbVie's capital structure and strong cash flow will ensure our ability to support our strong dividend as well as the funding of our operations going forward.

We've set an excellent foundation for AbbVie, with a strong and experienced management team, sustainable leadership positions across our specialty portfolio, a compelling new product pipeline, and a commitment to returning cash to stockholders. I'm proud to be an AbbVie stockholder and employee, and I thank you for your trust in and commitment to our company.

Best regards,

Richard A. Gonzalez
*Chairman and CEO*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D. C. 20549**

# FORM 10-K

**(MARK ONE)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**Commission file number 001-35565**

# AbbVie Inc.

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **32-0375147**<br>(I.R.S. employer identification number) |
| **1 North Waukegan Road**<br>**North Chicago, Illinois 60064-6400**<br>(Address of principal executive offices) | **(847) 932-7900**<br>(telephone number) |

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $0.01 per share | New York Stock Exchange<br>Chicago Stock Exchange |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

As of June 30, 2012, the registrant's common stock was not publicly traded.

Number of common shares outstanding as of January 31, 2013: 1,577,334,090

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the 2013 AbbVie Inc. Proxy Statement are incorporated by reference into Part III. The Proxy Statement will be filed on or about March 15, 2013.

## PART I

## ITEM 1. BUSINESS

### Separation from Abbott Laboratories

On January 1, 2013, AbbVie(1) became an independent company as a result of the distribution by Abbott Laboratories (Abbott) of 100 percent of the outstanding common stock of AbbVie to Abbott's shareholders. Each Abbott shareholder of record as of the close of business on December 12, 2012 (the Record Date) received one share of AbbVie common stock for each Abbott common share held as of the Record Date.

AbbVie was incorporated in Delaware on April 10, 2012 and is comprised of Abbott's former research-based pharmaceuticals business. AbbVie's Registration Statement on Form 10 was declared effective by the U.S. Securities and Exchange Commission on December 7, 2012. AbbVie's common stock began trading "regular-way" under the ticker symbol "ABBV" on the New York Stock Exchange on January 2, 2013.

### Overview

AbbVie is a global, research-based biopharmaceutical company. AbbVie develops and markets advanced therapies that address some of the world's most complex and serious diseases. AbbVie products are used to treat rheumatoid arthritis, psoriasis, Crohn's disease, HIV, cystic fibrosis complications, low testosterone, thyroid disease, Parkinson's disease, ulcerative colitis, and complications associated with chronic kidney disease, among other indications. AbbVie also has a pipeline of promising new medicines, including more than 20 compounds or indications in Phase II or Phase III development across such important medical specialties as immunology, renal care, hepatitis C, women's health, oncology, and neuroscience, including multiple sclerosis and Alzheimer's disease.

The 2010 acquisitions of the U.S. pharmaceuticals business of Solvay Pharmaceuticals and of Facet Biotech Corporation added several new products to AbbVie's portfolio, including the U.S. rights to AndroGel and Creon, and enhanced AbbVie's early- and mid-stage investigational pipeline by adding an investigational biologic for multiple sclerosis and compounds that complement AbbVie's oncology program. These acquisitions are discussed more fully in Note 4, "Acquisitions, Collaborations and Other Arrangements", of the Notes to Combined Financial Statements.

### Segments

AbbVie operates in one business segment—pharmaceutical products. Incorporated herein by reference is Note 14 entitled "Segment and Geographic Area Information" of the Notes to Combined Financial Statements included under Item 8, "Financial Statements and Supplementary Data" and the sales information related to HUMIRA included in "Financial Review."

### Products

AbbVie's portfolio of proprietary products includes a broad line of adult and pediatric pharmaceuticals.

---

(1) As used throughout the text of this report on Form 10-K, the term "AbbVie" refers to AbbVie Inc., a Delaware corporation, or AbbVie Inc. and its consolidated subsidiaries, as the context requires.

***HUMIRA.*** HUMIRA is a biologic therapy administered as a subcutaneous injection. It is approved to treat the following autoimmune diseases in the United States, Canada, and Mexico (collectively, North America), and in the European Union:

| Condition | Principal Markets |
|---|---|
| Rheumatoid arthritis (moderate to severe) | North America, European Union |
| Psoriatic arthritis | North America, European Union |
| Ankylosing spondylitis | North America, European Union |
| Crohn's disease (moderate to severe) | North America, European Union |
| Plaque psoriasis (moderate to severe) | North America, European Union |
| Juvenile idiopathic arthritis | North America, European Union |
| Ulcerative colitis (moderate to severe) | United States, European Union |
| Axial spondyloarthritis | European Union |
| Pediatric Crohn's disease (severe) | European Union |

HUMIRA is also approved in over 60 other markets, including Japan, Brazil, and Australia. HUMIRA was introduced to the market in January 2003. Its worldwide sales have grown to approximately $9.3 billion in 2012, compared to $7.9 billion in 2011 and $6.5 billion in 2010. HUMIRA accounted for approximately 50 percent of AbbVie's total sales in 2012. The United States composition of matter (that is, compound) patent covering adalimumab is expected to expire in December 2016, and the equivalent European Union patent is expected to expire in the majority of EU countries in April 2018.

AbbVie continues to dedicate substantial research and development efforts to expanding indications for HUMIRA, including in the fields of rheumatology (peripheral spondyloarthritis, axial spondyloarthritis and pediatric enthesitis related arthritis), gastroenterology (pediatric Crohn's disease and pediatric ulcerative colitis), dermatology (pediatric psoriasis and hidradenitis suppurativa), and ophthalmology (uveitis). Phase III trials are ongoing in preparation for regulatory applications for: uveitis in the United States and the European Union; peripheral and axial spondyloarthritis in the United States; peripheral spondyloarthritis in the European Union; and hidradenitis suppurativa in the United States and the European Union.

***Metabolics/Hormones products.*** Metabolic and hormone products target a number of conditions, including exocrine pancreatic insufficiency, testosterone deficiency, and hypothyroidism, and generated combined sales of $2.1 billion in 2012. These products include:

*Synthroid.* Synthroid is used in the treatment of hypothyroidism. AbbVie's 2012 sales of Synthroid totaled $551 million.

*AndroGel.* AndroGel is a daily testosterone replacement therapy that is available in two strengths: 1 percent and 1.62 percent. AbbVie's 2012 sales of AndroGel totaled $1.2 billion.

*Creon.* Creon is a pancreatic enzyme therapy for exocrine pancreatic insufficiency, a condition that occurs in patients with cystic fibrosis, chronic pancreatitis, and several other conditions. AbbVie's 2012 sales of Creon totaled $353 million.

AbbVie has the rights to sell Synthroid, AndroGel, and Creon only in the United States.

***Virology products.*** AbbVie's virology products include two products for the treatment of HIV infection, Kaletra and Norvir. Worldwide sales of these products were $1.4 billion in 2012.

*Kaletra.* Kaletra (also marketed as Aluvia in emerging markets) is a prescription anti-HIV-1 medicine that contains two protease inhibitors: lopinavir and ritonavir. Kaletra is used with other anti-HIV-1 medications to increase the chance of treatment response in people with HIV-1. AbbVie's 2012 sales of Kaletra totaled $1.0 billion.

*Norvir.* Norvir (ritonavir) is a protease inhibitor that is indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection. AbbVie's 2012 sales of Norvir totaled $389 million.

***Endocrinology products.*** Lupron (also marketed as Lucrin and Lupron Depot) is a product for the palliative treatment of advanced prostate cancer, treatment of endometriosis and central precocious puberty, and for the preoperative treatment of patients with anemia caused by uterine fibroids. Lupron is approved for daily subcutaneous injection and one-month, three-month, four-month and six-month intramuscular injection. Lupron generated sales of approximately $800 million in 2012 in select markets worldwide.

***Dyslipidemia products.*** AbbVie's dyslipidemia products address the range of metabolic conditions characterized by high cholesterol and/or high triglycerides. These products, which generated sales of $2.1 billion in 2012, are primarily marketed to primary care physicians, and include:

*TriCor and TRILIPIX.* TriCor and TRILIPIX are fibric acid derivatives that are indicated as adjuncts to diet to reduce total cholesterol, LDL cholesterol, and triglyceride levels, which are key contributors to cardiovascular disease, and to increase HDL cholesterol levels. AbbVie has the rights to sell TriCor and TRILIPIX only in the United States. AbbVie's 2012 combined sales of TriCor and TRILIPIX totaled $1.1 billion.

*Niaspan.* Niaspan is an extended release form of niacin that is indicated as an adjunct to diet to reduce total cholesterol, LDL cholesterol, and triglyceride levels, and to increase HDL cholesterol levels. AbbVie has the rights to sell Niaspan only in the United States. AbbVie's 2012 sales of Niaspan totaled $911 million.

***Other products.*** AbbVie's other products include the following:

*Synagis.* Synagis is a product marketed by AbbVie outside of the United States that protects at-risk infants from severe respiratory disease, or respiratory syncytial virus (RSV). AbbVie's 2012 sales of Synagis totaled $842 million.

*Anesthesia products.* Sevoflurane (sold under the trademarks Ultane and Sevorane) is an anesthesia product that AbbVie sells worldwide for human use. AbbVie's 2012 sales of Sevoflurane totaled $602 million.

*Duodopa and Duopa.* Duodopa is a levodopa-carbidopa intestinal gel (LCIG) marketed outside of the United States to treat advanced Parkinson's disease. AbbVie's 2012 sales of Duodopa totaled $149 million. The LCIG therapy has completed Phase III development for the United States under the name Duopa, and AbbVie is pursuing regulatory approval in 2013 in the United States.

*Zemplar.* Zemplar is a product sold worldwide for the prevention and treatment of secondary hyperparathyroidism associated with Stage 3, 4, and 5 chronic kidney disease (CKD). AbbVie's 2012 sales of Zemplar totaled $383 million.

**Research and Development Activities**

AbbVie has numerous compounds in clinical development, including potential treatments for highly prevalent conditions. Over the past five years, AbbVie has more than doubled the number of compounds in its pipeline through a mix of internal development and external collaboration efforts. AbbVie's ability to discover and develop new compounds is enhanced by the company's use of integrated discovery and development project teams, which include chemists, biologists, physicians, and pharmacologists who work on the same compounds as a team.

The research and development process generally begins with discovery research which focuses on the identification of a molecule that has a desired effect against a given disease. If preclinical testing of an identified compound proves successful, the compound moves into clinical development which generally includes the following phases:

- Phase I—involves the first human tests in a small number of healthy volunteers or patients to assess safety, tolerability and potential dosing.
- Phase II—tests the molecule's efficacy against the disease in a relatively small group of patients.
- Phase III—tests a molecule that demonstrates favorable results in the earlier phases in a significantly larger patient population to further demonstrate efficacy and safety based on regulatory criteria.

The clinical trials from all of the development phases provide the data required to prepare and submit a New Drug Application (NDA), a Biological License Application (BLA) or other submission for regulatory approval to the U.S. Food and Drug Administration (FDA) or similar government agencies outside the U.S. The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions.

The research and development process from discovery through a new drug launch typically takes 8 - 12 years and can be even longer. There is a significant amount of uncertainty inherent in the research and development of new pharmaceutical products and there is no guarantee when, or if, a molecule will receive the regulatory approval required to launch a new drug or indication.

In addition to the development of new products and new formulations, research and development projects also may include Phase IV trials, sometimes called post-marketing studies. For such projects, clinical trials are designed and conducted to collect additional data regarding, among other parameters, the benefits and risks of an approved drug.

AbbVie spent approximately $2.8 billion in 2012, $2.6 billion in 2011, and $2.5 billion in 2010 on research to discover and develop new products, indications and processes and to improve existing products and processes. These expenses consisted primarily of collaboration fees and expenses, salaries and related expenses for personnel, license fees, consulting payments, contract research, manufacturing, and the costs of laboratory equipment and facilities.

**Intellectual Property Protection and Regulatory Exclusivity**

Generally, upon approval, products in development may be entitled to exclusivity under applicable intellectual property and regulatory regimes. AbbVie seeks patent protection, where available, in all significant markets and/or countries for each product in development. In the United States, the expiration date for patents filed on or after June 8, 1995 is 20 years after the filing date. Given that patents relating to pharmaceutical products are often obtained early in the development process, and given the amount of time needed to complete clinical trials and other development activities required for regulatory approval, the length of time between product launch and patent expiration is significantly less than 20 years. The Drug Price Competition and Patent Term Restoration Act of 1984 (commonly known as the Hatch-Waxman Act) permits a patent holder to seek a patent extension, commonly called a "patent term restoration," for patents on products (or processes for making the product) regulated by the Federal Food, Drug, and Cosmetic Act. The length of the patent extension is roughly based on 50 percent of the period of time from the filing of an Investigational New Drug Application for a compound to the submission of the NDA for such compound, plus 100 percent of the time period from

NDA submission to regulatory approval. The extension, however, cannot exceed five years and the patent term remaining after regulatory approval cannot exceed 14 years.

Pharmaceutical products may be entitled to other forms of legal or regulatory exclusivity upon approval. The scope, length, and requirements for each of these exclusivities varies both in the United States and in other jurisdictions. In the United States, if the FDA approves a product that does not contain a previously-approved active ingredient, the product is typically entitled to five years of market exclusivity. Other products may be entitled to three years of market exclusivity if approval was based on the FDA's reliance on new clinical studies submitted by the NDA applicant. If the NDA applicant studies the product for use by children, the FDA may grant pediatric exclusivity, which extends by 180 days the longest existing exclusivity (patent or regulatory) related to the product. For products that are either used to treat conditions that afflict a relatively small population or for which there is not a reasonable expectation that the research and development costs will be recovered, the FDA may designate the pharmaceutical as an orphan drug and grant it seven years of market exclusivity.

Applicable laws and regulations dictate the market exclusivity to which the product is entitled upon its approval in any particular country. In certain instances, regulatory exclusivity may protect a product where patent protection is no longer available or for a period of time in excess of patent protection. It is not possible to estimate for each product in development the total period of exclusivity to which it may become entitled until regulatory approval is obtained. However, given the length of time required to complete clinical development of a pharmaceutical product, the minimum and maximum periods of exclusivity that might be achieved in any individual case would not be expected to exceed three and 14 years, respectively. These estimates do not consider other factors, such as the difficulty of recreating the manufacturing process for a particular product or other proprietary knowledge that may delay the introduction of a generic or other follow-on product after the expiration of applicable patent and other regulatory exclusivity periods.

Biologics such as HUMIRA are entitled to exclusivity under the Biologics Price Competition and Innovation Act, which was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act. The law provides a pathway for approval of biosimilars following the expiration of 12 years of exclusivity for the innovator biologic and a potential additional 180 day-extension term for conducting pediatric studies. The law also includes an extensive process for the innovator biologic and biosimilar manufacturer to litigate patent infringement, validity, and enforceability prior to the approval of the biosimilar. The European Union has also created a pathway for approval of biosimilars and has published guidelines for approval of certain biosimilar products. The more complex nature of biologics and biosimilar products has led to greater regulatory scrutiny and more rigorous requirements for approval of follow-on biosimilar products than for small-molecule generic pharmaceutical products, and it has also reduced the effect of biosimilars on sales of the innovator biologic as compared to the sales erosion caused by generic versions of small molecule pharmaceutical products.

AbbVie owns or has licensed rights to a substantial number of patents and patent applications. Principal trademarks and the products they cover are discussed above in the description of AbbVie's products. AbbVie licenses or owns a patent portfolio of thousands of patent families, each of which includes United States patent applications and/or issued patents, and may also contain the non-United States counterparts to these patents and applications.

These patents and applications, including various patents that expire during the period 2013 to 2031, in the aggregate are believed to be of material importance in the operation of AbbVie's business. However, AbbVie believes that no single patent, license, trademark (or related group of patents, licenses, or trademarks), except for those related to adalimumab (which is sold under the trademark HUMIRA), are material in relation to the company's business as a whole. The United States composition of matter (that is, compound) patent covering adalimumab is expected to expire in

December 2016, and the equivalent European Union patent is expected to expire in the majority of EU countries in April 2018.

In addition, the following patents, licenses, and trademarks are significant: those related to lopinavir/ritonavir (which is sold under the trademarks Kaletra and Aluvia), those related to fibric acid derivatives (which are sold under the trademarks TriCor and TRILIPIX), those related to niacin (which is sold under the trademarks Niaspan and Simcor), and those related to testosterone (which is sold under the trademark AndroGel). The United States composition of matter patent covering lopinavir is expected to expire in 2016. The principal United States non-composition of matter patent covering lopinavir/ritonavir is expected to expire in 2016. The principal United States non-composition of matter patents covering the fibric acid derivative products are expected to expire in 2018, 2020, 2023, and 2025. The principal United States non-composition of matter patents covering the niacin products are expected to expire in 2013, 2017, and 2018. The principal non-composition of matter patent covering AndroGel is expected to expire in 2020 for the 1.62 percent formulation and, due to pediatric exclusivity, in 2021 for the 1 percent formulation. Agreements that may affect exclusivity are discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

AbbVie may rely, in some circumstances, on trade secrets to protect its technology. However, trade secrets are difficult to protect. AbbVie seeks to protect its technology and product candidates, in part, by confidentiality agreements with its employees, consultants, advisors, contractors, and collaborators. These agreements may be breached and AbbVie may not have adequate remedies for any breach. In addition, AbbVie's trade secrets may otherwise become known or be independently discovered by competitors. To the extent that AbbVie's employees, consultants, advisors, contractors, and collaborators use intellectual property owned by others in their work for the company, disputes may arise as to the rights in related or resulting know-how and inventions.

**Sales, Marketing, and Distribution Capabilities**

In 2012, AbbVie's products were sold in over 170 countries. AbbVie utilizes a combination of dedicated commercial resources, regional commercial resources and distributorships to market, sell, and distribute its products worldwide.

In the United States, AbbVie distributes pharmaceutical products principally through independent wholesale distributors, with some sales directly to pharmacies. In 2012, three wholesale distributors accounted for substantially all of AbbVie's sales in the United States. Sales to McKesson Corporation, Cardinal Health, Inc., and AmerisourceBergen Corporation accounted for 38 percent, 27 percent, and 26 percent, respectively, of AbbVie's 2012 gross sales in the United States. These wholesalers purchase product from AbbVie under standard terms and conditions of sale.

AbbVie directs its primary marketing efforts toward securing the prescription, or recommendation, of its brand of products by physicians, key opinion leaders, and other health care providers. Managed care providers (for example, health maintenance organizations and pharmacy benefit managers), hospitals, and state and federal government agencies (for example, the United States Department of Veterans Affairs and the United States Department of Defense) are also important customers. AbbVie also markets directly to consumers themselves, although all of the company's products must be sold pursuant to a prescription in the United States. Outside of the United States, AbbVie focuses its marketing efforts on key opinion leaders, payors, physicians, and country regulatory bodies. AbbVie also provides patient support programs closely related to its products.

AbbVie's products are generally sold worldwide directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies, and independent retailers from AbbVie-owned distribution centers and public warehouses. Outside the United States, sales are made either directly to customers or through distributors, depending on the market served. Approximately 55-60 percent of sales outside the United States are made through wholesalers or distributors. No wholesaler or distributor outside the United States accounts for more than 3 percent of AbbVie's sales. Certain products are co-marketed or co-promoted with other companies. AbbVie has no single customer that, if the customer were lost, would have a material adverse effect on the company's business.

No material portion of AbbVie's business is subject to renegotiation of profits or termination of contracts at the election of the government.

***Third Party Agreements***

AbbVie has agreements with third parties for process development, analytical services, and manufacturing of certain products. AbbVie procures certain products and services from a limited number of suppliers and, in some cases, a single supply source. For example, the filling and packaging of HUMIRA syringes to be sold outside of the United States and Puerto Rico is performed by a single supplier at its two different facilities. AbbVie does not currently believe that this agreement is material because AbbVie's business is not substantially dependent upon it. AbbVie maintains significant inventory of HUMIRA syringes to reduce the risk of any supply disruption and is awaiting regulatory approval for its own syringe-filling and packaging facility in the United States to supply syringes outside of the United States and Puerto Rico. This facility is already approved to provide product to the United States and Puerto Rico. In addition, AbbVie has agreements with third parties for active pharmaceutical ingredient and product manufacturing, formulation and development services, fill, finish, and packaging services, and distribution and logistics services for certain products. AbbVie does not believe that these manufacturing-related agreements are material because AbbVie's business is not substantially dependent on any individual agreement. In most cases, AbbVie maintains alternate supply relationships that it can utilize without undue disruption of its manufacturing processes if a third party fails to perform its contractual obligations. AbbVie also maintains sufficient inventory of product to minimize the impact of any supply disruption.

AbbVie also has collaboration agreements, as discussed in Note 4, "Acquisitions, Collaborations and Other Arrangements," of the Notes to Combined Financial Statements, and has certain agreements with Abbott, as described in Item 13, "Certain Relationships and Related Transactions, and Director Independence."

***Sources and Availability of Raw Materials***

AbbVie purchases, in the ordinary course of business, raw materials and supplies essential to its operations from numerous suppliers around the world, including in the United States. There have been no recent significant availability problems or supply shortages.

***Orders***

Orders are generally filled on a current basis, and order backlog is not material to AbbVie's business.

***Environmental Matters***

AbbVie believes that its operations comply in all material respects with applicable laws and regulations concerning environmental protection. Regulations under federal and state environmental laws impose stringent limitations on emissions and discharges to the environment from various manufacturing operations. AbbVie's capital and operating expenditures for pollution control in 2012 were approximately \$1.5 million and \$13.2 million, respectively. Capital and operating expenditures for pollution control in 2013 are estimated to be approximately \$2.2 million and \$19.0 million, respectively.

Abbott was identified as one of many potentially responsible parties in investigations and/or remediations at several locations in the United States, including Puerto Rico, under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund. Some of these locations were transferred to AbbVie in connection with the separation and distribution, and AbbVie has become a party to these investigations and remediations. Abbott was also engaged in remediation at several other sites, some of which have been transferred to AbbVie in connection with the separation and distribution, in cooperation with the Environmental Protection Agency or similar agencies. While it is not feasible to predict with certainty the final costs related to those investigations and remediation activities, AbbVie believes that such costs, together with other expenditures to maintain compliance with applicable laws and regulations concerning environmental protection, should not have a material adverse effect on the company's financial position, cash flows, or results of operations.

**Competition**

The markets for AbbVie's products are highly competitive. AbbVie competes with other research-based pharmaceuticals and biotechnology companies that discover, manufacture, market, and sell proprietary pharmaceutical products and biologics. For example, HUMIRA competes with a number of anti-TNF and other products that are approved for a number of disease states, AbbVie's virology products compete with protease inhibitors and other anti-HIV treatments, and AbbVie's dyslipidemia products face competition from other fibrates and from statins. The search for technological innovations in pharmaceutical products is a significant aspect of competition. The introduction of new products by competitors and changes in medical practices and procedures can result in product obsolescence. Price is also a competitive factor. In addition, the substitution of generic pharmaceutical products for branded pharmaceutical products creates competitive pressures on AbbVie's products that do not have patent protection.

***Biosimilars.*** Competition for AbbVie's biologic products is affected by the approval of follow-on biologics, also known as "biosimilars." Biologics have added major therapeutic options for the treatment of many diseases, including some for which therapies were unavailable or inadequate. The advent of biologics has also raised complex regulatory issues and significant pharmacoeconomic concerns because the cost of developing and producing biologic therapies is typically dramatically higher than for conventional (small molecule) medications, and because many expensive biologic medications are used for ongoing treatment of chronic diseases, such as rheumatoid arthritis or inflammatory bowel disease, or for the treatment of previously untreatable cancer. Significant investments in biologics infrastructure and manufacturing are necessary to produce biologic products, as are significant investments in marketing, distribution, and sales organization activities, which may limit the number of biosimilar competitors.

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and implementing regulations. While the enactment of federal health care reform legislation in March 2010 was meant to provide a pathway for approval of biosimilars under the Public Health Service Act, recent regulatory guidance suggests that the approval process for biosimilars will be far more extensive than the approval process for generic or other follow-on versions of small molecule products, in order to ensure that the safety and efficacy of biosimilars is highly similar to that of an original biologic, such as HUMIRA. Ultimate approval by the FDA is dependent upon many factors, including a showing that the biosimilar is "highly similar" to the original product and has no clinically meaningful differences from the original product in terms of safety, purity, and potency. The types of data that could ordinarily be required in an application to show similarity would include analytical data and studies to demonstrate chemical similarity, animal studies (including toxicity studies), and clinical studies. Applicable regulations also require that the biosimilar must be for the same indication as the original biologic and involve the same mechanism of action, and that the manufacturing facility meets the standards necessary to assure that the biosimilar is safe, pure, and potent.

Furthermore, the new law provides that only a biosimilar product that is deemed to be "interchangeable" may be substituted for the original biologic product without the intervention of the health care provider who prescribed the original biologic product. To prove that a biosimilar product is interchangeable, the applicant must demonstrate that the product can be expected to produce the same clinical results as the original biologic product in any given patient, and if the product is administered more than once in a patient, that safety risks and potential for diminished efficacy of alternating or switching between the use of the interchangeable biosimilar biologic product and the original biologic product is no greater than the risk of using the original biologic product without switching. The new law is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning will likely be subject to substantial uncertainty for years to come.

In the European Union, while a pathway for the approval of biosimilars has existed since 2005, the products that have come to market to date have had a mixed impact on the market share of incumbent products, with significant variation by product.

***Other Competitive Products.*** Although a number of competitive biologic branded products have been approved since HUMIRA was first introduced in 2003, most have gained only a modest share of the worldwide market. In addition, the first JAK inhibitor, part of a new class of orally administered class of products, was recently approved for use in rheumatoid arthritis in the U.S. and is under regulatory review in Europe. AbbVie will continue to face competitive pressure from these biologics and orally administered products.

**Regulation—Discovery and Clinical Development**

***United States.*** Securing approval to market a new pharmaceutical product in the United States requires substantial effort and financial resources and takes several years to complete. The applicant must complete preclinical tests, and obtain FDA approval before commencing clinical trials. Clinical trials are intended to establish the safety and efficacy of the pharmaceutical product and typically are conducted in three sequential phases, although the phases may overlap or be combined. If the required clinical testing is successful, the results are submitted to the FDA in the form of an NDA or Biologic Listing Application (BLA) requesting approval to market the product for one or more indications. The FDA reviews an NDA or BLA to determine whether a product is safe and effective for its intended use and whether its manufacturing is compliant with current Good Manufacturing Practices (cGMP).

Even if an NDA or a BLA receives approval, the applicant must comply with post-approval requirements. For example, holders of an approval must report adverse reactions, provide updated safety and efficacy information, and comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record keeping requirements. In addition, as a condition of approval, the FDA may require post-marketing testing and surveillance to further assess and monitor the product's safety or efficacy after commercialization. Any post-approval regulatory obligations, and the cost of complying with such obligations, could expand in the future.

***Outside the United States.*** AbbVie is subject to similar regulations outside the United States. AbbVie must obtain approval of a clinical trial application or product from the applicable regulatory authorities before it can commence clinical trials or marketing of the product. The approval requirements and process vary, and the time required to obtain approval may be longer or shorter than that required for FDA approval. For example, AbbVie may submit marketing authorizations in the European Union under either a centralized or decentralized procedure. The centralized procedure is mandatory for the approval of biotechnology products and many pharmaceutical products and provides for a single marketing authorization that is valid for all European Union member states. Under the centralized procedure, a single marketing authorization application is submitted to the European

Medicines Agency. After the agency evaluates the application, it makes a recommendation to the European Commission, which then makes the final determination on whether to approve the application. The decentralized procedure provides for mutual recognition of national approval decisions and is available for products that are not subject to the centralized procedure.

In Japan, applications for approval of a new product are made through the Pharmaceutical and Medical Devices Agency (PMDA). Bridging studies to demonstrate that the foreign clinical data applies to Japanese patients may be required. After completing a comprehensive review, the PMDA reports to the Ministry of Health, Labour and Welfare, which then approves or denies the application.

The regulatory process in many emerging markets continues to evolve. Many emerging markets, including those in Asia, generally require regulatory approval to have been obtained in a large developed market (such as the United States) before the country will begin or complete its regulatory review process. Some countries also require that local clinical studies be conducted in order to obtain regulatory approval in the country.

The requirements governing the conduct of clinical trials and product licensing also vary. In addition, post-approval regulatory obligations such as adverse event reporting and cGMP compliance generally apply and may vary by country. For example, after a marketing authorization has been granted in the EU, periodic safety reports must be submitted and other pharmacovigilance measures must be implemented.

**Regulation—Commercialization, Distribution, and Manufacturing**

The manufacture, marketing, sale, promotion, and distribution of AbbVie's products are subject to comprehensive government regulation. Government regulation by various national, regional, federal, state, and local agencies, both in the United States and other countries, addresses (among other matters) inspection of, and controls over, research and laboratory procedures, clinical investigations, product approvals and manufacturing, labeling, packaging, marketing and promotion, pricing and reimbursement, sampling, distribution, quality control, post-marketing surveillance, record keeping, storage, and disposal practices. AbbVie's operations are also affected by trade regulations in many countries that limit the import of raw materials and finished products and by laws and regulations that seek to prevent corruption and bribery in the marketplace (including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act, which provide guidance on corporate interactions with government officials) and require safeguards for the protection of personal data. In addition, AbbVie is subject to laws and regulations pertaining to health care fraud and abuse, including state and federal anti-kickback and false claims laws in the United States. Prescription drug manufacturers such as AbbVie are also subject to taxes, as well as application, product, user, establishment, and other fees.

Compliance with these laws and regulations is costly and materially affects AbbVie's business. Among other effects, health care regulations substantially increase the time, difficulty, and costs incurred in obtaining and maintaining approval to market newly developed and existing products. AbbVie expects compliance with these regulations to continue to require significant technical expertise and capital investment to ensure compliance. Failure to comply can delay the release of a new product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product's production and sale, and other civil or criminal sanctions, including fines and penalties.

In addition to regulatory initiatives, AbbVie's business can be affected by ongoing studies of the utilization, safety, efficacy, and outcomes of health care products and their components that are regularly conducted by industry participants, government agencies, and others. These studies can call into question the utilization, safety, and efficacy of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of, or limitations on, marketing of such products domestically or worldwide, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

Access to human health care products continues to be a subject of investigation and action by governmental agencies, legislative bodies, and private organizations in the United States and other countries. A major focus is cost containment. Efforts to reduce health care costs are also being made in the private sector, notably by health care payors and providers, which have instituted various cost reduction and containment measures. AbbVie expects insurers and providers to continue attempts to reduce the cost of health care products. Outside the United States, many countries control the price of health care products directly or indirectly, through reimbursement, payment, pricing, coverage limitations, or compulsory licensing. Budgetary pressures in the United States and in other countries may also heighten the scope and severity of pricing pressures on AbbVie's products for the foreseeable future.

***United States.*** Specifically, U.S. federal laws require pharmaceuticals manufacturers to pay certain statutorily-prescribed rebates to state Medicaid programs on prescription drugs reimbursed under state Medicaid plans, and the efforts by states to seek additional rebates affect AbbVie's business. Similarly, the Veterans Health Care Act of 1992, as a prerequisite to participation in Medicaid and other federal health care programs, requires that manufacturers extend additional discounts on pharmaceutical products to various federal agencies, including the Department of Veterans Affairs, Department of Defense, and Public Health Service entities and institutions. In addition, recent legislative changes would require similarly discounted prices to be offered to TRICARE program beneficiaries. The Act also established the 340B drug discount program, which requires pharmaceuticals manufacturers to provide products at reduced prices to various designated health care entities and facilities.

In the United States, most states also have generic substitution legislation requiring or permitting a dispensing pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed. In addition, the federal government follows a diagnosis-related group (DRG) payment system for certain institutional services provided under Medicare or Medicaid and has implemented a prospective payment system (PPS) for services delivered in hospital outpatient, nursing home, and home health settings. DRG and PPS entitle a health care facility to a fixed reimbursement based on the diagnosis and/or procedure rather than actual costs incurred in patient treatment, thereby increasing the incentive for the facility to limit or control expenditures for many health care products. Medicare reimburses Part B drugs based on average sales price (ASP) plus a certain percentage to account for physician administration costs, which have recently been reduced in the hospital outpatient setting. End stage renal disease treatment is covered through a bundled payment that likewise creates incentives for providers to demand lower pharmaceutical prices. Medicare enters into contracts with private plans to negotiate prices for most patient-administered medicine delivered under Part D.

In March 2010, Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (together, the Affordable Care Act). Under the Affordable Care Act, AbbVie pays a fee related to its pharmaceuticals sales to government programs. Also in 2011, AbbVie began providing a discount of 50 percent for branded prescription drugs sold to patients who fall into the Medicare Part D coverage gap, or "donut hole."

The Affordable Care Act also includes provisions known as the Physician Payments Sunshine Act, which require manufacturers of drugs and biologics covered under Medicare and Medicaid starting in 2012 to record any transfers of value to physicians and teaching hospitals and to report this data beginning in 2013 to the Centers for Medicare and Medicaid Services for subsequent public disclosure. Similar reporting requirements have also been enacted on the state level in the United States, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring disclosure of interactions with health care professionals. Failure to report appropriate data may result in civil or criminal fines and/or penalties.

AbbVie expects debate to continue during 2013 at all government levels worldwide over the marketing, availability, method of delivery, and payment for health care products and services. AbbVie believes that future legislation and regulation in the markets it serves could affect access to health care products and services, increase rebates, reduce prices or the rate of price increases for health care products and services, change health care delivery systems, create new fees and obligations for the pharmaceuticals industry, or require additional reporting and disclosure. It is not possible to predict the extent to which AbbVie or the health care industry in general might be affected by the matters discussed above.

AbbVie is subject to a Corporate Integrity Agreement (CIA) entered into by Abbott on May 7, 2012 that requires enhancements to AbbVie's compliance program and contains reporting obligations, including disclosure of financial payments to doctors. If AbbVie fails to comply with the CIA, the Office of Inspector General for the U.S. Department of Health and Human Services may impose monetary penalties or exclude AbbVie from federal health care programs, including Medicare and Medicaid.

***European Union.*** The EU has adopted directives and other legislation governing labeling, advertising, distribution, supply, pharmacovigilance, and marketing of pharmaceutical products. Such legislation provides mandatory standards throughout the EU and permits member states to supplement these standards with additional regulations. European governments also regulate pharmaceutical product prices through their control of national health care systems that fund a large part of the cost of such products to consumers. As a result, patients are unlikely to use a pharmaceutical product that is not reimbursed by the government. In many European countries, the government either regulates the pricing of a new product at launch or subsequent to launch through direct price controls or reference pricing. In recent years, many countries have also imposed new or additional cost containment measures on pharmaceutical products. Differences between national pricing regimes create price differentials within the EU that can lead to significant parallel trade in pharmaceutical products.

Most governments also promote generic substitution by mandating or permitting a pharmacist to substitute a different manufacturer's generic version of a pharmaceutical product for the one prescribed and by permitting or mandating that health care professionals prescribe generic versions in certain circumstances. In addition, governments use reimbursement lists to limit the pharmaceutical products that are eligible for reimbursement by national health care systems.

***Japan.*** In Japan, the National Health Insurance system maintains a Drug Price List specifying which pharmaceutical products are eligible for reimbursement, and the Ministry of Health, Labour and Welfare sets the prices of the products on this list. The government generally introduces price cut rounds every other year and also mandates price decreases for specific products. New products judged innovative or useful, that are indicated for pediatric use, or that target orphan or small population diseases, however, may be eligible for a pricing premium. The government has also promoted the use of generics, where available.

***Emerging Markets.*** Many emerging markets take steps to reduce pharmaceutical product prices, in some cases through direct price controls and in others through the promotion of generic alternatives to branded pharmaceuticals.

Since AbbVie markets its products worldwide, certain products of a local nature and variations of product lines must also meet other local regulatory requirements. Certain additional risks are inherent in conducting business outside the United States, including price and currency exchange controls, changes in currency exchange rates, limitations on participation in local enterprises, expropriation, nationalization, and other governmental action.

### Employees

AbbVie employed approximately 21,500 persons as of January 31, 2013. Outside the United States, some of AbbVie's employees are represented by unions or works councils. AbbVie believes that it has good relations with its employees.

### Internet Information

Copies of AbbVie's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through AbbVie's investor relations website (*www.abbvieinvestor.com*) as soon as reasonably practicable after AbbVie electronically files the material with, or furnishes it to, the Securities and Exchange Commission.

AbbVie's corporate governance guidelines, outline of directorship qualifications, code of business conduct and the charters of AbbVie's audit committee, compensation committee, nominations and governance committee, and public policy committee are all available on AbbVie's investor relations website (*www.abbvieinvestor.com*).

## ITEM 1A. RISK FACTORS

*You should carefully consider the following risks and other information in this Form 10-K in evaluating AbbVie and AbbVie's common stock. Any of the following risks could materially and adversely affect AbbVie's results of operations or financial condition. The risk factors generally have been separated into three groups: risks related to AbbVie's business, risks related to AbbVie's recent separation from Abbott and risks related to AbbVie's common stock. Based on the information currently known to it, AbbVie believes that the following information identifies the most significant risk factors affecting it in each of these categories of risks. However, the risks and uncertainties AbbVie faces are not limited to those set forth in the risk factors described below and may not be in order of importance or probability of occurrence. Additional risks and uncertainties not presently known to AbbVie or that AbbVie currently believes to be immaterial may also adversely affect its business. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.*

*If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on AbbVie's business, financial condition or results of operations. In such case, the trading price of AbbVie's common stock could decline.*

### Risks Related to AbbVie's Business

***The expiration or loss of patent protection and licenses may adversely affect AbbVie's future revenues and operating income.***

AbbVie relies on patent, trademark and other intellectual property protection in the discovery, development, manufacturing, and sale of its products. In particular, patent protection is, in the aggregate, important in AbbVie's marketing of pharmaceutical products in the United States and most major markets outside of the United States. Patents covering AbbVie products normally provide market exclusivity, which is important for the profitability of many of AbbVie's products.

As patents for certain of its products expire, AbbVie will or could face competition from lower priced generic products. The expiration or loss of patent protection for a product typically is followed promptly by substitutes that may significantly reduce sales for that product in a short amount of time. If AbbVie's competitive position is compromised because of generics or otherwise, it could have a material adverse effect on AbbVie's business and results of operations. In addition, proposals emerge from time to time for legislation to further encourage the early and rapid approval of generic drugs. Any such proposals that are enacted into law could worsen the effect of generic competition.

AbbVie's principal patents and trademarks are described in greater detail in Item 1, "Business—Intellectual Property Protection and Regulatory Exclusivity" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations," and litigation regarding these patents is described in Item 3, "Legal Proceedings." The U.S. composition of matter patent for HUMIRA, which is AbbVie's largest selling product and had worldwide sales of approximately $9.3 billion in 2012, is expected to expire in December 2016, and the equivalent European Union patent is expected to expire in the majority of EU countries in April 2018. Because HUMIRA is a biologic and biologics cannot be readily substituted, it is uncertain what impact the loss of patent protection would have on the sales of HUMIRA.

***AbbVie's major products could lose patent protection earlier than expected, which could adversely affect AbbVie's future revenues and operating income.***

Third parties or government authorities may challenge or seek to invalidate or circumvent AbbVie's patents and patent applications. For example, manufacturers of generic pharmaceutical products file, and may continue to file, Abbreviated New Drug Applications (ANDAs) with the United States Food and Drug Administration (FDA) seeking to market generic forms of AbbVie's products prior to the expiration of relevant patents owned or licensed by AbbVie by asserting that the patents are invalid, unenforceable and/or not infringed. For example, certain companies have filed ANDAs seeking approval to market generic versions of fenofibric acid capsules (TRILIPIX) and niacin extended release tablets (Niaspan). These companies have asserted that the AbbVie patents covering these products are invalid, unenforceable, and/or not infringed by their respective products. AbbVie has entered into settlement agreements resolving substantially all of these challenges. For a description of other material pending challenges, please refer to Item 3, "Legal Proceedings."

Although most of the challenges to AbbVie's intellectual property have come from other businesses, governments may also challenge intellectual property rights. For example, court decisions and potential legislation relating to patents, such as legislation regarding biosimilars, and other regulatory initiatives may result in further erosion of intellectual property protection. In addition, certain governments outside the United States have indicated that compulsory licenses to patents may be sought to further their domestic policies or on the basis of national emergencies, such as HIV/AIDS. If triggered, compulsory licenses could diminish or eliminate sales and profits from those jurisdictions and negatively affect AbbVie's results of operations.

AbbVie normally responds to challenges by vigorously defending its patents, including by filing patent infringement lawsuits. Patent litigation and other challenges to AbbVie's patents are costly and unpredictable and may deprive AbbVie of market exclusivity for a patented product. To the extent AbbVie's intellectual property is successfully challenged or circumvented or to the extent such intellectual property does not allow AbbVie to compete effectively, AbbVie's business will suffer. To the extent that countries do not enforce AbbVie's intellectual property rights or require compulsory licensing of AbbVie's intellectual property, AbbVie's future revenues and operating income will be reduced.

***A third party's intellectual property may prevent AbbVie from selling its products or have a material adverse effect on AbbVie's future profitability and financial condition.***

Third parties may claim that an AbbVie product infringes upon their intellectual property. Resolving an intellectual property infringement claim can be costly and time consuming and may require AbbVie to enter into license agreements. AbbVie cannot guarantee that it would be able to obtain license agreements on commercially reasonable terms. A successful claim of patent or other intellectual property infringement could subject AbbVie to significant damages or an injunction preventing the manufacture, sale, or use of the affected AbbVie product or products. Any of these events could have a material adverse effect on AbbVie's profitability and financial condition.

***Any significant event that adversely affects HUMIRA revenues could have a material and negative impact on AbbVie's results of operations and cash flows.***

HUMIRA generates approximately 50 percent of AbbVie's sales. Any significant event that adversely affects HUMIRA's revenues could have a material adverse impact on AbbVie's operations and cash flows. These events could include loss of patent protection for HUMIRA, the approval of biosimilars of HUMIRA, the discovery of previously unknown side effects or impaired efficacy, increased competition from the introduction of new, more effective or less expensive treatments, and discontinuation or removal from the market of HUMIRA for any reason.

***AbbVie's research and development efforts may not succeed in developing and marketing commercially successful products and technologies, which may cause its revenue and profitability to decline.***

To remain competitive, AbbVie must continue to launch new products and new indications and/or brand extensions for existing products, and such launches must generate revenue sufficient both to cover its substantial research and development costs and to replace sales of profitable products that are lost to or displaced by competing products or therapies. Failure to do so would have a material adverse effect on AbbVie's revenue and profitability. Accordingly, AbbVie commits substantial effort, funds, and other resources to research and development and must make ongoing substantial expenditures without any assurance that its efforts will be commercially successful. For example, in 2012 AbbVie discontinued the development of ABT-263, which was in Phase II development for the treatment of hematologic malignancies. A high rate of failure in the biopharmaceutical industry is inherent in the research and development of new products, and failure can occur at any point in the research and development process, including after significant funds have been invested. Products that appear promising in development may fail to reach the market for numerous reasons, including failure to demonstrate effectiveness, safety concerns, superior safety or efficacy of competing therapies, failure to achieve positive clinical or pre-clinical outcomes beyond the current standard of care, inability to obtain necessary regulatory approvals or delays in the approval of new products and new indications, limited scope of approved uses, excessive costs to manufacture, the failure to obtain or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Decisions about research studies made early in the development process of a pharmaceutical product candidate can affect the marketing strategy once such candidate receives approval. More detailed studies may demonstrate additional benefits that can help in the marketing, but they also consume time and resources and may delay submitting the pharmaceutical product candidate for approval. AbbVie cannot guarantee that a proper balance of speed and testing will be made with respect to each pharmaceutical product candidate or that decisions in this area would not adversely affect AbbVie's future results.

Even if AbbVie successfully develops and markets new products or enhancements to its existing products, they may be quickly rendered obsolete by changing clinical preferences, changing industry standards, or competitors' innovations. AbbVie's innovations may not be accepted quickly in the marketplace because of existing clinical practices or uncertainty over third-party reimbursement. AbbVie cannot state with certainty when or whether any of its products under development will be launched, whether it will be able to develop, license, or otherwise acquire compounds or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause AbbVie's products to become obsolete, causing AbbVie's revenues and operating results to suffer.

***A portion of AbbVie's near-term pharmaceutical pipeline relies on collaborations with third parties, which may adversely affect the development and sale of its products.***

AbbVie depends on alliances with pharmaceuticals and biotechnology companies for a portion of the products in its near-term pharmaceutical pipeline. For example, AbbVie is collaborating with Biogen Idec to develop a treatment for the relapsing remitting form of MS. It is also collaborating with Bristol-Myers Squibb on a treatment for multiple myeloma, and with Biotest AG on a compound for rheumatoid arthritis and psoriasis.

Failures by these parties to meet their contractual, regulatory, or other obligations to AbbVie, or any disruption in the relationships between AbbVie and these third parties, could have an adverse effect on AbbVie's pharmaceutical pipeline and business. In addition, AbbVie's collaborative relationships for research and development extend for many years and may give rise to disputes regarding the relative rights, obligations and revenues of AbbVie and its collaboration partners, including the ownership of intellectual property and associated rights and obligations. This could result in the loss of intellectual property rights or protection, delay the development and sale of potential pharmaceutical products, and lead to lengthy and expensive litigation or arbitration.

***Biologics carry unique risks and uncertainties, which could have a negative impact on future results of operations.***

The successful discovery, development, manufacturing and sale of biologics is a long, expensive and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited, and governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing, and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture and sell biologics—including HUMIRA—could adversely impact AbbVie's business and results of operations.

***New products and technological advances by AbbVie's competitors may negatively affect AbbVie's results of operations.***

AbbVie competes with other research-based pharmaceuticals and biotechnology companies that discover, manufacture, market, and sell proprietary pharmaceutical products and biologics. For example, HUMIRA competes with a number of anti-TNF products that are approved for a number of disease states, AbbVie's virology products compete with protease inhibitors and other anti-HIV treatments, and AbbVie's dyslipidemia products face competition from other fibrates and from statins. These competitors may introduce new products or develop technological advances that compete with AbbVie's products in therapeutic areas such as immunology, virology, renal disease, dyslipidemia, and neuroscience. AbbVie cannot predict with certainty the timing or impact of the introduction by competitors of new products or technological advances. Such competing products may be safer, more effective, more effectively marketed or sold, or have lower prices or superior performance features than AbbVie's products, and this could negatively impact AbbVie's business and results of operations.

***AbbVie's biologic products may become subject to competition from biosimilars.***

The Biologics Price Competition and Innovation Act was passed on March 23, 2010 as Title VII to the Patient Protection and Affordable Care Act. The law created a framework for the approval of biosimilars in the United States and could allow competitors to reference data from biologic products already approved. In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In addition, companies are developing biosimilars in other countries that could compete with AbbVie's biologic products. If competitors are able to obtain marketing approval for biosimilars referencing AbbVie's biologic products, AbbVie's products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences. Expiration or successful challenge of AbbVie's applicable patent rights could also trigger competition from other products, assuming any relevant exclusivity period has expired. As a result, AbbVie could face more litigation with respect to the validity and/or scope of patents relating to its biologic products.

***The manufacture of many of AbbVie's products is a highly exacting and complex process, and if AbbVie or one of its suppliers encounters problems manufacturing AbbVie's products, AbbVie's business could suffer.***

The manufacture of many of AbbVie's products is a highly exacting and complex process, due in part to strict regulatory requirements. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, delays related to the construction of new facilities or the expansion of existing facilities, including those intended to support future demand for AbbVie's products, changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, physical limitations that could inhibit continuous supply, man-made or natural disasters, and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded and AbbVie may experience product shortages or incur added expenses. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

***AbbVie relies on single sources of supply for certain products and services, and an interruption in the supply of those products and services could adversely affect AbbVie's business and results of operations.***

AbbVie has a single source of supply for certain products and services. For example, the filling and packaging of HUMIRA syringes to be sold outside of the United States and Puerto Rico is performed by a single supplier at its two different facilities. AbbVie maintains significant inventory of HUMIRA syringes intended to reduce the risk of supply disruption and is awaiting regulatory approval for its own syringe-filling and packaging facility in the United States to supply syringes outside of the United States and Puerto Rico. AbbVie also uses a number of products in the manufacturing process for HUMIRA that are currently sourced from single suppliers. AbbVie believes alternative sources for all products used in the manufacturing process for HUMIRA are currently available.

The failure of a single-source supplier to fulfill its contractual obligations in a timely manner or as a result of regulatory noncompliance or physical disruption at a manufacturing site may impair AbbVie's ability to deliver its products to customers on a timely and competitive basis, which could adversely affect AbbVie's business and results of operations. Finding an alternative supplier could take a significant amount of time and involve significant expense due to the nature of the services and the need to obtain regulatory approvals. AbbVie cannot guarantee that it will be able to reach agreement with alternative providers or that regulatory authorities would approve AbbVie's use of such alternatives. AbbVie does, however, carry business interruption insurance, which provides a degree of protection in the case of a failure by a single-source supplier.

***Significant safety or efficacy issues could arise for AbbVie's products, which could have a material adverse effect on AbbVie's revenues and financial condition.***

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. Following regulatory approval, these products will be used over longer periods of time in many patients. Investigators may also conduct additional, and perhaps more extensive, studies. In addition, due to various product withdrawals and other significant safety issues related to pharmaceutical products, the amount of time to obtain regulatory approval has increased industrywide and some health authorities are re-reviewing select products that are already marketed.

If new safety or efficacy issues are reported or if new scientific information becomes available (including results of post-marketing Phase IV trials), or if there are changes in government standards regarding safety, efficacy or labeling, AbbVie may be required to amend the conditions of use for a product. The FDA has authority, based on such new clinical or scientific information, to require post-marketing studies, clinical trials and labeling changes and compliance with FDA-approved risk evaluation and mitigation strategies. The FDA's exercise of this authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on marketing of approved products. Regulatory agencies outside of the United States often have similar authority.

New safety data may emerge from adverse event reports, post-marketing studies, whether conducted by AbbVie or by others and whether mandated by regulatory agencies or voluntary, and other sources and may adversely affect sales of AbbVie's products. For example, AbbVie may voluntarily provide or be required to provide updated information on a product's label or narrow its approved indication, either of which could reduce the product's market acceptance. If serious safety or efficacy issues with an AbbVie product arise, sales of the product could be halted by AbbVie or by regulatory authorities. Safety or efficacy issues affecting suppliers' or competitors' products also may reduce the market acceptance of AbbVie's products.

New data about AbbVie's products, or products similar to its products, could negatively impact demand for AbbVie's products due to real or perceived safety issues or uncertainty regarding efficacy and, in some cases, could result in product withdrawal. Furthermore, new data and information, including information about product misuse, may lead government agencies, professional societies, practice management groups or organizations involved with various diseases to publish guidelines or recommendations related to the use of AbbVie's products or the use of related therapies or place restrictions on sales. Such guidelines or recommendations may lead to lower sales of AbbVie's products.

***AbbVie is subject to product liability claims and lawsuits that may adversely affect its business and results of operations.***

In the ordinary course of business, AbbVie is the subject of product liability claims and lawsuits alleging that AbbVie's products or the products of other companies that it promotes have resulted or could result in an unsafe condition for or injury to patients. Product liability claims and lawsuits and safety alerts or product recalls, regardless of their ultimate outcome, may have a material adverse effect on AbbVie's business and reputation and on its ability to attract and retain customers. Consequences may also include additional costs, a decrease in market share for the products, lower income and exposure to other claims. Product liability losses are self-insured. Product liability claims could have a material adverse effect on AbbVie's business and results of operations.

***AbbVie is subject to cost-containment efforts and pricing pressures that could cause a reduction in future revenues and operating income.***

Cost-containment efforts by governments and private organizations are described in greater detail in Item 1, "Business—Regulation—Commercialization, Distribution, and Manufacturing." To the extent these cost containment efforts are not offset by greater demand, increased patient access to health care, or other factors, AbbVie's future revenues and operating income will be reduced. In the United States, the European Union and other countries, AbbVie's business has experienced downward pressure on product pricing, and this pressure could increase in the future.

In the United States, practices of managed care groups and institutional and governmental purchasers and U.S. federal laws and regulations related to Medicare and Medicaid, including the Medicare Prescription Drug Improvement and Modernization Act of 2003 and the Patient Protection and Affordable Care Act, contribute to pricing pressures. Recently enacted changes to the health care system in the United States and the increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries could result in additional pricing pressures.

In numerous major markets worldwide, the government plays a significant role in funding health care services and determining the pricing and reimbursement of pharmaceutical products. Consequently, in those markets, AbbVie is subject to government decision-making and budgetary actions with respect to its products. In particular, there were government-mandated price reductions for many pharmaceutical products in many European countries in 2010, 2011, and 2012, and AbbVie anticipates continuing pricing pressures in Europe. Differences between countries in pricing regulations could lead to third-party cross-border trading in AbbVie's products that results in a reduction in future revenues and operating income.

***AbbVie is subject to numerous governmental regulations, and it can be costly to comply with these regulations and to develop compliant products and processes.***

AbbVie's products are subject to rigorous regulation by numerous international, supranational, federal, and state authorities, as described in Item 1, "Business—Regulation—Discovery and Clinical Development." The process of obtaining regulatory approvals to market a pharmaceutical product can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and substantial additional costs.

In addition, AbbVie cannot guarantee that it will remain compliant with applicable regulatory requirements once approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Many of AbbVie's facilities and procedures and those of its suppliers also are subject to ongoing regulation, including periodic inspection by regulatory authorities. AbbVie must incur expense and spend time and effort to ensure compliance with these complex regulations.

Possible regulatory actions in the event of non-compliance could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of AbbVie's products, and criminal prosecution. These actions could result in substantial modifications to AbbVie's business practices and operations; refunds, recalls, or seizures of AbbVie's products; a total or partial shutdown of production in one or more of AbbVie's or its suppliers' facilities while AbbVie or its supplier remedies the alleged violation; the inability to obtain future approvals; and withdrawals or suspensions of current products from the market. Any of these events could disrupt AbbVie's business and have a material adverse effect on its business and results of operations.

***Laws and regulations affecting government benefit programs could impose new obligations on AbbVie, require it to change its business practices, and restrict its operations in the future.***

The health care industry is subject to various federal, state, and international laws and regulations pertaining to government benefit programs reimbursement, rebates, price reporting and regulation, and health care fraud and abuse. In the United States, these laws include anti-kickback and false claims laws, the Medicaid Rebate Statute, the Veterans Health Care Act, and individual state laws relating to pricing and sales and marketing practices. Violations of these laws may be punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, imprisonment, and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, and Veterans Administration health programs. These laws and regulations are broad in scope and they are subject to evolving interpretations, which could require AbbVie to incur substantial costs associated with compliance or to alter one or more of its sales or marketing practices. In addition, violations of these laws, or allegations of such violations, could disrupt AbbVie's business and result in a material adverse effect on its business and results of operations.

***Changes in laws and regulations may adversely affect AbbVie's business.***

As described above, the development, manufacture, marketing, sale, promotion, and distribution of AbbVie's products are subject to comprehensive government regulation. Changes in these regulations could affect AbbVie in various ways. For example, under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, AbbVie pays a fee related to its pharmaceuticals sales to government programs and, beginning in 2013, must record and report any transfers of value to physicians and teaching hospitals. Similar reporting requirements have been enacted on a state level in the United States and within the European Union and an increasing number of countries worldwide have adopted or are considering similar laws. Future legislation and regulation in the markets that AbbVie serves could affect access to health care products and services, increase rebates, reduce prices or the rate of price increases for health care products and services, change health care delivery systems, create new fees and obligations for the pharmaceuticals industry, or require additional reporting and disclosure. Such legislation and regulation could adversely affect AbbVie's business, results of operations, cash flow, financial condition and prospects.

***AbbVie could be subject to increased monetary penalties and/or other sanctions, including exclusion from federal health care programs, if it fails to comply with the terms of the May 7, 2012 resolution of the Department of Justice's investigation into sales and marketing activities for Depakote.***

On May 7, 2012, Abbott settled U.S. federal and 49 state investigations into its sales and marketing activities for Depakote by pleading guilty to a misdemeanor violation of the Food Drug & Cosmetic Act (FDCA) and agreeing to pay approximately $700 million in criminal fines and forfeitures and approximately $900 million to resolve civil claims. A non-cash charge related to these investigations was previously recorded, as discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Under the plea agreement, Abbott submitted to a term of probation that was initially set at 5 years, but will be shortened to 3 years. The obligations of the plea agreement have transferred to and become fully binding on AbbVie. The conditions of probation include certain reporting requirements, maintenance of certain compliance measures, certifications of AbbVie's CEO and board of directors, and other conditions. If AbbVie violates the terms of its probation, it may face additional monetary sanctions and other such remedies as the court deems appropriate. On October 2, 2012, the court accepted the guilty plea and imposed the agreed-upon sentence.

In addition, Abbott entered into a five-year Corporate Integrity Agreement (CIA) with the Office of Inspector General for the U.S. Department of Health and Human Services (OIG). The effective date of the CIA is October 11, 2012. The obligations of the CIA have transferred to and become fully binding on AbbVie. The CIA requires enhancements to AbbVie's compliance program, fulfillment of reporting and monitoring obligations, management certifications, and resolutions from AbbVie's board of directors, among other requirements. If AbbVie fails to comply with the CIA, the OIG may impose monetary penalties or exclude AbbVie from federal health care programs, including Medicare and Medicaid. AbbVie and Abbott may be subject to third party claims and shareholder lawsuits in connection with the settlement, and AbbVie may be required to indemnify all or a portion of Abbott's costs.

***AbbVie's compliance with the obligations of the May 7, 2012 resolution of the Department of Justice's investigation into the sales and marketing activities for Depakote will impose additional costs and burdens on AbbVie.***

On May 7, 2012 Abbott settled U.S. federal and 49 state investigations into its sales and marketing activities for Depakote by pleading guilty to a misdemeanor violation of the FDCA, agreeing to pay criminal fines, forfeitures, and civil damages, and submitting to a term of probation. On October 2, 2012, the court accepted the guilty plea and imposed the agreed-upon sentence. In addition, Abbott entered into a five-year CIA with the OIG, effective as of October 11, 2012. The obligations of the plea agreement and the CIA have transferred to and become fully binding on AbbVie. Compliance with the requirements of the settlement will impose additional costs and burdens on AbbVie, including in the form of employee training, third party reviews, compliance monitoring, reporting obligations, and management attention.

***The international nature of AbbVie's business subjects it to additional business risks that may cause its revenue and profitability to decline.***

AbbVie's business is subject to risks associated with doing business internationally. Sales outside of the United States make up approximately 45 percent of AbbVie's net sales. The risks associated with its operations outside the United States include:

- fluctuations in currency exchange rates;
- changes in medical reimbursement policies and programs;
- multiple legal and regulatory requirements that are subject to change and that could restrict AbbVie's ability to manufacture, market, and sell its products;
- differing local product preferences and product requirements;
- trade protection measures and import or export licensing requirements;
- difficulty in establishing, staffing, and managing operations;
- differing labor regulations;
- potentially negative consequences from changes in or interpretations of tax laws;
- political and economic instability, including sovereign debt issues;
- price and currency exchange controls, limitations on participation in local enterprises, expropriation, nationalization, and other governmental action;
- inflation, recession and fluctuations in interest rates;
- compulsory licensing or diminished protection of intellectual property; and
- potential penalties or other adverse consequences for violations of anti-corruption, anti-bribery and other similar laws and regulations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

Events contemplated by these risks may, individually or in the aggregate, have a material adverse effect on AbbVie's revenues and profitability.

***Further deterioration in the economic position and credit quality of certain European countries may negatively affect AbbVie's results of operations.***

Financial instability and fiscal deficits in certain European countries, including Greece, Italy, Portugal, and Spain, may result in additional austerity measures to reduce costs, including health care costs. If economic conditions continue to worsen, this could result in lengthening the time or reducing the collectability of AbbVie's outstanding trade receivables and increasing government efforts to reduce health care spending, leading to reductions in drug prices and utilization of AbbVie's products. Ongoing sovereign debt issues in these countries could increase AbbVie's collection risk given that a significant amount of AbbVie's receivables in these countries are with governmental health care systems.

***AbbVie may not be able to realize the expected benefits of its investments in emerging markets.***

AbbVie seeks to make investments in key emerging markets, including Brazil, China, India, Mexico, Russia, and Turkey, but cannot guarantee that its efforts to expand sales in these markets will succeed. Some emerging markets may be especially vulnerable to periods of financial instability or may have very limited resources to spend on health care. For AbbVie to successfully implement its emerging markets strategy, AbbVie must attract and retain qualified personnel or may be required to increase its reliance on third-party distributors within certain emerging markets. Many of these countries have currencies that fluctuate substantially; if such currencies devalue and AbbVie cannot offset the devaluations, its financial performance within such countries could be adversely affected. In addition, price and currency exchange controls, limitations on participation in local enterprises, expropriation, nationalization, and other governmental actions could affect AbbVie's business and results of operations in emerging markets.

***AbbVie may acquire other businesses, license rights to technologies or products, form alliances, or dispose of assets, which could cause it to incur significant expenses and could negatively affect profitability.***

AbbVie may pursue acquisitions, technology licensing arrangements, and strategic alliances, or dispose of some of its assets, as part of its business strategy. AbbVie may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If AbbVie is successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. AbbVie may not be able to integrate acquisitions successfully into its existing business and could incur or assume significant debt and unknown or contingent liabilities. AbbVie could also experience negative effects on its reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. These effects could cause a deterioration of AbbVie's credit rating and result in increased borrowing costs and interest expense.

Additionally, changes in AbbVie's structure, operations, revenues, costs, or efficiency resulting from major transactions such as acquisitions, divestitures, mergers, alliances, restructurings or other strategic initiatives, may result in greater than expected costs, may take longer than expected to complete or encounter other difficulties, including the need for regulatory approval where appropriate.

***AbbVie is dependent on wholesale distributors for distribution of its products in the United States and, accordingly, its results of operations could be adversely affected if they encounter financial difficulties.***

In 2012, three wholesale distributors—AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Corporation—accounted for substantially all of AbbVie's sales in the United States. If one of its significant wholesale distributors encounters financial or other difficulties, such distributor may decrease the amount of business that it does with AbbVie, and AbbVie may be unable to collect all the amounts that the distributor owes it on a timely basis or at all, which could negatively impact AbbVie's business and results of operations.

***Changes in the terms of rebate and chargeback programs, which are common in the pharmaceuticals industry, could have a material adverse effect on AbbVie's operations.***

Rebates related to government programs, such as fee-for-service Medicaid or Medicaid managed care programs, arise from laws and regulations. AbbVie cannot predict if additional government initiatives to contain health care costs or other factors could lead to new or modified regulatory requirements that include higher or incremental rebates or discounts. Other rebate and discount programs arise from contractual agreements with private payers. Various factors, including market factors and the ability of private payers to control patient access to products, may provide payers the leverage to negotiate higher or additional rebates or discounts that could have a material adverse effect on AbbVie's operations.

***AbbVie is subject to evolving and complex tax laws, which may result in additional liabilities that may affect results of operations.***

AbbVie is subject to evolving and complex tax laws in the jurisdictions in which it operates. Significant judgment is required for determining AbbVie's tax liabilities, and AbbVie's tax returns will be periodically examined by various tax authorities. Although Abbott retains the risk for tax contingencies arising from operations pre-separation, AbbVie bears risks for future tax contingencies arising from operations post-separation. Due to the complexity of tax contingencies, the ultimate resolution of any tax matters related to operations post-separation may result in payments greater or less than amounts accrued.

In addition, AbbVie may be impacted by changes in tax laws, including tax rate changes, changes to the laws related to the treatment and remittance of foreign earnings, new tax laws, and subsequent interpretations of tax law in the United States and other jurisdictions.

***AbbVie has debt obligations that could adversely affect its business and its ability to meet its obligations.***

The amount of debt that AbbVie has incurred and intends to incur could have important consequences to AbbVie and its investors, including:

- requiring a portion of AbbVie's cash flow from operations to make interest payments on this debt;
- increasing AbbVie's vulnerability to general adverse economic and industry conditions;
- reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow AbbVie's business; and
- limiting AbbVie's flexibility in planning for, or reacting to, changes in AbbVie's business and the industry.

To the extent that AbbVie incurs additional indebtedness, the risks described above could increase. In addition, AbbVie's cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and AbbVie may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

The terms of AbbVie's debt contain covenants restricting its financial flexibility in a number of ways, including among other things, restrictions on AbbVie's ability and the ability of certain of AbbVie's subsidiaries to incur mortgages with respect to principal domestic properties and to enter into sale and leaseback transactions with respect to principal domestic properties, and restrictions on AbbVie's ability to merge or consolidate with any other entity or convey, transfer or lease AbbVie's properties and assets substantially as an entirety. If AbbVie breaches a restrictive covenant under any of its indebtedness, or an event of default occurs in respect of such indebtedness, AbbVie's lenders of such indebtedness may be entitled to declare all amounts owing in respect thereof to be immediately due and payable.

***Challenges in the commercial and credit environment may adversely affect AbbVie's future access to capital.***

AbbVie's ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for AbbVie's products or in the solvency of its customers or suppliers or other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect AbbVie's ability to access the capital markets. These conditions may adversely affect AbbVie's ability to obtain and maintain investment grade credit ratings.

***The investment of AbbVie's cash balance and investments in marketable securities are subject to risks that may cause losses and affect the liquidity of these investments.***

AbbVie's cash is currently invested in bank deposits and money market mutual funds, which typically hold debt securities issued by the U.S. federal government or high-grade corporate issuers. These investments are, and AbbVie's future investments may be, subject to credit, liquidity, market, and interest rate risks. If such investments suffer market price declines, AbbVie may recognize in its earnings the decline in the fair value of these investments below their cost basis when the decline is judged to be other than temporary. The risks associated with AbbVie's expected cash balance and investment portfolio may have a material adverse effect on AbbVie's results of operations and financial condition.

***AbbVie may need additional financing in the future to meet its capital needs or to make opportunistic acquisitions, and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.***

AbbVie may need to seek additional financing for its general corporate purposes. For example, it may need to increase its investment in research and development activities or need funds to make acquisitions. AbbVie may be unable to obtain any desired additional financing on terms favorable to it, if at all. If AbbVie loses its investment grade credit rating or adequate funds are not available on acceptable terms, AbbVie may be unable to fund its expansion, successfully develop or enhance products, or respond to competitive pressures, any of which could negatively affect AbbVie's business. If AbbVie raises additional funds through the issuance of equity securities, its stockholders will experience dilution of their ownership interest. If AbbVie raises additional funds by issuing debt or entering into credit facilities, it may be subject to limitations on its operations due to restrictive covenants. Failure to comply with these covenants could adversely affect AbbVie's business.

***AbbVie depends on information technology and a failure of those systems could adversely affect AbbVie's business.***

AbbVie relies on sophisticated information technology systems to operate its business. These systems are potentially vulnerable to malicious intrusion, random attack, loss of data privacy, or breakdown. Although AbbVie has invested in the protection of its data and information technology and also monitors its systems on an ongoing basis, there can be no assurance that these efforts will prevent breakdowns or breaches in AbbVie's information technology systems that could adversely affect AbbVie's business.

***Other factors can have a material adverse effect on AbbVie's profitability and financial condition.***

Many other factors can affect AbbVie's profitability and financial condition, including:

- changes in or interpretations of laws and regulations, including changes in accounting standards, taxation requirements, product marketing application standards, and environmental laws;
- differences between the fair value measurement of assets and liabilities and their actual value, particularly for pensions, retiree health care, stock compensation, intangibles, and goodwill; and for contingent liabilities such as litigation, the absence of a recorded amount, or an amount recorded at the minimum, compared to the actual amount;
- changes in the rate of inflation (including the cost of raw materials, commodities, and supplies), interest rates, market value of AbbVie's equity investments, and the performance of investments held by it or its employee benefit trusts;
- changes in the creditworthiness of counterparties that transact business with or provide services to AbbVie or its employee benefit trusts; and
- changes in business, economic, and political conditions, including: war, political instability, terrorist attacks, the threat of future terrorist activity and related military action; natural disasters; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and pressure from third-party interest groups.

**Risks Related to AbbVie's Separation from Abbott**

***AbbVie's historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.***

The historical information about AbbVie in this Annual Report on Form 10-K refers to AbbVie's business as operated by and integrated with Abbott. AbbVie's historical financial information is derived from the consolidated financial statements and accounting records of Abbott. Accordingly, the financial information included in this Annual Report on Form 10-K does not necessarily reflect the financial condition, results of operations or cash flows that AbbVie would have achieved as a separate, publicly traded company during the periods presented or those that AbbVie will achieve in the future primarily as a result of the factors described below:

- Prior to the separation, AbbVie's business was operated by Abbott as part of its broader corporate organization, rather than as an independent company. Abbott or one of its affiliates performed various corporate functions for AbbVie, such as accounting, information technology, and finance. Abbott currently provides some of these functions to AbbVie, as described in Item 13, "Certain Relationships and Related Transactions, and Director Independence." AbbVie's historical financial results reflect allocations of corporate expenses from Abbott for such functions and are likely to be less than the expenses AbbVie would have incurred had it operated as a separate publicly traded company. AbbVie will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which AbbVie no longer has access as a result of its separation from Abbott. These initiatives to develop AbbVie's independent ability to operate without access to Abbott's existing operational and administrative infrastructure will be costly to implement. AbbVie may not be able to operate its business efficiently or at comparable costs, and its profitability may decline;
- Prior to the separation, AbbVie was able to use Abbott's size and purchasing power in procuring various goods and services and shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although AbbVie has entered into transition

agreements with Abbott, these arrangements may not fully capture the benefits AbbVie previously enjoyed as a result of being integrated with Abbott and may result in AbbVie paying higher charges than in the past for these services. As a separate, independent company, AbbVie may be unable to obtain goods and services at the prices and terms obtained prior to the separation, which could decrease AbbVie's overall profitability. As a separate, independent company, AbbVie also may not be as successful in negotiating favorable tax treatments and credits with governmental entities. This could have an adverse effect on AbbVie's results of operations and financial condition;

- Generally, AbbVie's working capital requirements and capital for its general corporate purposes, including acquisitions, research and development and capital expenditures, were historically satisfied as part of the corporate-wide cash management policies of Abbott. As a result of the separation, AbbVie may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and
- The cost of capital for AbbVie's business may be higher than Abbott's cost of capital prior to the separation.

Other significant changes may occur in AbbVie's cost structure, management, financing and business operations as a result of operating as a company separate from Abbott. For additional information about the past financial performance of AbbVie's business and the basis of presentation of the financial statements of AbbVie's business, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data."

***As AbbVie builds its information technology infrastructure and transitions its data to its own systems, AbbVie could incur substantial additional costs and experience temporary business interruptions.***

AbbVie expects to install and implement information technology infrastructure to support its critical business functions, including accounting and reporting, manufacturing process control, customer service, inventory control and distribution. AbbVie may incur temporary interruptions in business operations if it cannot transition effectively from Abbott's existing transactional and operational systems, data centers and the transition services that support these functions as AbbVie replaces these systems. AbbVie may not be successful in implementing its new systems and transitioning its data, and it may incur substantially higher costs for implementation than currently anticipated. AbbVie's failure to avoid operational interruptions as it implements the new systems and replaces Abbott's information technology services, or its failure to implement the new systems and replace Abbott's services successfully, could disrupt its business, adversely affect its ability to collect receivables from customers, and have a material adverse effect on its profitability. In addition, if AbbVie is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

***Abbott may fail to perform under various transaction agreements that have or will be executed as part of the separation or AbbVie may fail to have necessary systems and services in place when certain of the transaction agreements expire.***

In connection with the separation, AbbVie and Abbott entered into a separation and distribution agreement and various other agreements, including transition services agreements, a tax sharing agreement, international commercial operations agreements, finished goods supply agreements, contract manufacturing agreements, an employee matters agreement, a special products master agreement, an information technology agreement, and a transitional trademark license agreement. These agreements are discussed in greater detail in Item 13, "Certain Relationships and Related Transactions, and Director Independence." Certain of these agreements provide for the performance of services by each company for the benefit of the other for a period of time after AbbVie's separation from Abbott. AbbVie relies on Abbott to satisfy its performance and payment obligations under these agreements. If Abbott is unable to satisfy its obligations under these agreements, including its indemnification obligations, AbbVie could incur operational difficulties or losses.

In addition, AbbVie and Abbott entered into long-term arrangements under a special products master agreement relating to certain product rights and into an ex-U.S. transition services agreement for Abbott to provide AbbVie with back office functions and other services in certain markets outside the United States until AbbVie has established sufficient back office infrastructure to conduct operations in such markets. These arrangements could lead to disputes between Abbott and AbbVie over AbbVie's rights to certain intellectual property and territorial commercialization rights and over the allocation of costs and revenues for AbbVie's products and operations outside of the United States.

If AbbVie does not have in place its own systems and services, or if AbbVie does not have agreements with other providers of these services when the transaction or long-term agreements terminate, AbbVie may not be able to operate its business effectively and its profitability may decline. AbbVie is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services Abbott currently provides to it. AbbVie may not be successful in effectively or efficiently implementing these systems and services or in transitioning data from Abbott's systems to AbbVie's. These systems and services may also be more expensive or less efficient than the systems and services Abbott is expected to provide during the transition period.

AbbVie will be developing and implementing its own back office functions, administrative systems, personnel, and processes for markets outside the United States where Abbott will initially provide such functions. There can be no assurance that AbbVie will be able to implement such functions effectively and without disrupting its business in those markets.

***Potential indemnification liabilities to Abbott pursuant to the separation agreement could materially adversely affect AbbVie.***

The separation agreement with Abbott provides for, among other things, the principal corporate transactions required to effect the separation, certain conditions to the separation and provisions governing the relationship between AbbVie and Abbott with respect to and resulting from the separation. For a description of the separation agreement, see Item 13, "Certain Relationships and Related Transactions, and Director Independence." Among other things, the separation agreement provides for indemnification obligations designed to make AbbVie financially responsible for substantially all liabilities that may exist relating to its business activities, whether incurred prior to or after AbbVie's separation from Abbott, as well as those obligations of Abbott assumed by AbbVie pursuant to the separation agreement, including those relating to Depakote. If AbbVie is required to indemnify Abbott under the circumstances set forth in the separation agreement, AbbVie may be subject to substantial liabilities.

***AbbVie may not be able to engage in certain corporate transactions during the two-year period following the distribution.***

To preserve the tax-free treatment to Abbott of the separation and the distribution, under the tax sharing agreement that AbbVie entered into with Abbott, AbbVie is restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax sharing agreement, for the two-year period following the distribution, AbbVie is prohibited, except in certain circumstances, from:

- entering into any transaction resulting in the acquisition of 25 percent or more of its stock or substantially all of its assets, whether by merger or otherwise;

- merging, consolidating, or liquidating;
- issuing equity securities beyond certain thresholds;
- repurchasing its capital stock; and
- ceasing to actively conduct its business.

These restrictions may limit AbbVie's ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax sharing agreement, AbbVie is required to indemnify Abbott against any such tax liabilities as a result of the acquisition of AbbVie's stock or assets, even if it did not participate in or otherwise facilitate the acquisition.

***Certain of AbbVie's executive officers and directors may have actual or potential conflicts of interest because of their previous or continuing positions at Abbott.***

Because of their former positions with Abbott, certain of these executive officers and directors own Abbott common shares, options to purchase Abbott common shares or other equity awards. Even though AbbVie's board of directors consists of a majority of directors who are independent, and AbbVie's executive officers who were formerly employees of Abbott ceased to be employees of Abbott, some AbbVie executive officers and directors continue to have a financial interest in Abbott common shares. In addition, four of AbbVie's directors currently serve on the board of directors of Abbott. Continuing ownership of Abbott common shares and equity awards, or service as a director at both companies could create, or appear to create, potential conflicts of interest if AbbVie and Abbott pursue the same corporate opportunities or face decisions that could have different implications for AbbVie and Abbott.

***AbbVie may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect AbbVie's business.***

AbbVie may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others: (i) a distinct investment identity allowing investors to evaluate the merits, performance, and future prospects of AbbVie separately from Abbott; (ii) more efficient allocation of capital for AbbVie; and (iii) direct access by AbbVie to the capital markets.

AbbVie may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) AbbVie may be more susceptible to market fluctuations and other adverse events than if it were still a part of Abbott; (b) AbbVie's business is less diversified than Abbott's business prior to the separation; and (c) the other actions required to separate Abbott's and AbbVie's respective businesses could have diverted management's attention from planning to grow and operate AbbVie's business or created disruptions of AbbVie's operations that could, in each case, impact AbbVie's performance in the future. If AbbVie fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions, and results of operations of AbbVie could be adversely affected.

***AbbVie may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with Abbott.***

The agreements AbbVie entered into with Abbott in connection with the separation, including transition services agreements, a tax sharing agreement, international commercial operations agreements, finished goods supply agreements, contract manufacturing agreements, an employee matters agreement, a special products master agreement, an information technology agreement, and a transitional trademark license agreement, were prepared in the context of the separation while AbbVie was still a wholly-owned subsidiary of Abbott. Accordingly, during the period in which the terms of those agreements were prepared, AbbVie did not have an independent board of directors or a management team that was independent of Abbott. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Arm's-length negotiations between Abbott and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. See Item 13, "Certain Relationships and Related Transactions, and Director Independence."

**Risks Related to AbbVie's Common Stock**

***AbbVie's stock price may fluctuate significantly.***

AbbVie cannot predict the prices at which shares of its common stock may trade. The market price of AbbVie's common stock may fluctuate significantly due to a number of factors, some of which may be beyond AbbVie's control, including:

- actual or anticipated fluctuations in AbbVie's operating results;
- changes in earnings estimated by securities analysts or AbbVie's ability to meet those estimates;
- the operating and stock price performance of comparable companies;
- changes to the regulatory and legal environment under which AbbVie operates; and
- domestic and worldwide economic conditions.

In addition, when the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against AbbVie could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

***AbbVie cannot guarantee the timing, amount, or payment of dividends on its common stock.***

Although AbbVie expects to pay regular cash dividends, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of AbbVie's board of directors. The board's decisions regarding the payment of dividends will depend on many factors, such as AbbVie's financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that the board deems relevant. For more information, see Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities." AbbVie's ability to pay dividends will depend on its ongoing ability to generate cash from operations and access capital markets. AbbVie cannot guarantee that it will pay a dividend in the future or continue to pay any dividend if AbbVie commences paying dividends.

***Your percentage of ownership in AbbVie may be diluted in the future.***

In the future, your percentage ownership in AbbVie may be diluted because of equity issuances for capital market transactions, equity awards that AbbVie will be granting to AbbVie's directors, officers and employees, acquisitions, or other purposes. AbbVie's employees will have options to purchase shares of its common stock as a result of conversion of their Abbott stock options (in whole or in part) to AbbVie stock options. AbbVie anticipates its compensation committee will grant additional stock options or other stock-based awards to its employees. Such awards will have a dilutive effect on AbbVie's earnings per share, which could adversely affect the market price of AbbVie's common stock.

From time to time, AbbVie will issue additional options or other stock-based awards to its employees under AbbVie's employee benefits plans.

In addition, AbbVie's amended and restated certificate of incorporation authorizes AbbVie to issue, without the approval of AbbVie's stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over AbbVie's common stock respecting dividends and distributions, as AbbVie's board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of AbbVie's common stock. For example, AbbVie could grant the holders of preferred stock the right to elect some number of AbbVie's directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences AbbVie could assign to holders of preferred stock could affect the residual value of the common stock.

***Certain provisions in AbbVie's amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of AbbVie, which could decrease the trading price of AbbVie's common stock.***

AbbVie's amended and restated certificate of incorporation and amended and restated by-laws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with AbbVie's board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of AbbVie's stockholders to call a special meeting;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
- the right of AbbVie's board to issue preferred stock without stockholder approval;
- the division of AbbVie's board of directors into three classes of directors, with each class serving a staggered three-year term;
- a provision that stockholders may only remove directors for cause;
- the ability of AbbVie's directors, and not stockholders, to fill vacancies on AbbVie's board of directors; and
- the requirement that the affirmative vote of stockholders holding at least 80 percent of AbbVie's voting stock is required to amend certain provisions in AbbVie's amended and restated certificate of incorporation and AbbVie's amended and restated by-laws relating to the number, term and election of AbbVie's directors, the filling of board vacancies, the calling of special meetings of stockholders and director and officer indemnification provisions.

In addition, because AbbVie has not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15 percent of the corporation's outstanding voting stock.

AbbVie believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with AbbVie's board of directors and by providing AbbVie's board of directors with more time to assess any acquisition proposal. These provisions are not intended to make the company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that AbbVie's board of directors determines is not in the best interests of AbbVie and AbbVie's stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Several of the agreements that AbbVie has entered into with Abbott require Abbott's consent to any assignment by AbbVie of its rights and obligations under the agreements. These agreements will generally expire within two years of AbbVie's separation from Abbott, except for certain agreements that will continue for longer terms and in some cases for the life of the products covered by the agreements. The consent and termination rights set forth in these agreements might discourage, delay or prevent a change of control that you may consider favorable. See Item 13, "Certain Relationships and Related Transactions, and Director Independence" for a more detailed description of these agreements and provisions.

In addition, an acquisition or further issuance of AbbVie's stock could trigger the application of Section 355(e) of the Internal Revenue Code. Under the tax sharing agreement, AbbVie would be required to indemnify Abbott for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward looking statements regarding business strategies, market potential, future financial performance and other matters. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, generally identify "forward looking statements," which speak only as of the date the statements were made. The matters discussed in these forward looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward looking statements. In particular, information included under Item 1, "Business," Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain forward looking statements. Where, in any forward looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of AbbVie management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." AbbVie does not undertake any obligation to update the forward-looking statements included in this Annual Report on Form 10-K to reflect events or circumstances after the date hereof, unless AbbVie is required by applicable securities law to do so.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

AbbVie's corporate offices are located at 1 North Waukegan Road, North Chicago, Illinois 60064-6400. AbbVie's principal manufacturing plants are in the following locations:

| United States | Outside the United States |
|---|---|
| Abbott Park, Illinois* | Campoverde di Aprilia, Italy |
| Barceloneta, Puerto Rico | Cork, Ireland |
| Jayuya, Puerto Rico | Ludwigshafen, Germany |
| North Chicago, Illinois | Sligo, Ireland |
| Worcester, Massachusetts | |

* Leased property.

In addition to the above, AbbVie has other manufacturing facilities in the United States and worldwide. AbbVie believes its facilities are suitable and provide adequate production capacity.

In the United States, including Puerto Rico, AbbVie owns one distribution center. AbbVie also has four United States research and development facilities located at: Abbott Park, Illinois; North Chicago, Illinois; Redwood City, California; and Worcester, Massachusetts. Outside the United States, AbbVie's principal research and development facilities are located in Shanghai, China and Ludwigshafen, Germany.

Except as noted, the principal plants in the United States listed above are owned by AbbVie or subsidiaries of AbbVie. The remaining manufacturing plants and all other facilities are owned or leased by AbbVie or subsidiaries of AbbVie.

## ITEM 3. LEGAL PROCEEDINGS

Subject to certain exceptions specified in the separation agreement, AbbVie assumed the liability for, and control of, all pending and threatened legal matters related to its business, including liabilities for any claims or legal proceedings related to products that had been part of its business but were discontinued prior to the distribution, as well as assumed or retained liabilities, and will indemnify Abbott for any liability arising out of or resulting from such assumed legal matters. As of January 31, 2013 (except as noted below), AbbVie is involved in various claims, legal proceedings, and investigations, including those described below. While it is not feasible to predict the outcome of such pending claims, proceedings and investigations with certainty, management is of the opinion that their ultimate resolution should not have a material adverse effect on AbbVie's financial position, cash flows, or results of operations.

Several cases are pending against AbbVie that generally allege Abbott and numerous other pharmaceutical companies reported false pricing information in connection with certain drugs that are reimbursable under Medicare and Medicaid. These cases brought by state Attorneys General generally seek monetary damages and/or injunctive relief and attorneys' fees. The following cases are pending in state courts: *Commonwealth of Kentucky*, filed in September 2003 in the Circuit Court of Franklin County, Kentucky; *State of Wisconsin*, filed in June 2004 in the Circuit Court of Dane County, Wisconsin; *State of Illinois*, filed in February 2005 in the Circuit Court of Cook County, Illinois; and *State of Louisiana*, filed in October 2010 in the Nineteenth Judicial District, Parish of Baton Rouge, Louisiana. All other previously reported cases that were pending against AbbVie in state courts have been settled. As previously reported, certain federal court cases were consolidated for pre-trial purposes in the United States District Court for the District of Massachusetts under the Multi District Litigation Rules as *In re: Pharmaceutical Industry Average Wholesale Price Litigation, MDL 1456*. In the fourth quarter of 2012, the only remaining MDL 1456 case, which was filed in August 2006 on behalf of the State of South Carolina, was settled and dismissed with prejudice.

AbbVie is seeking to enforce its patent rights relating to testosterone gel (a drug AbbVie sells under the trademark AndroGel® 1.62%). In a case filed in the United States District Court for the District of Delaware in February 2013, AbbVie alleges that Perrigo Company's and Perrigo Israel Pharmaceutical Ltd.'s proposed generic product infringes an AbbVie patent and seeks declaratory and injunctive relief.

Several pending lawsuits filed against Unimed Pharmaceuticals, Inc., Solvay Pharmaceuticals, Inc. (a company Abbott acquired in February 2010) et al. were consolidated for pre-trial purposes in the United States District Court for the Northern District of Georgia under the Multi District Litigation Rules as *In re AndroGel Antitrust Litigation*, MDL No. 2084. These cases, brought by private plaintiffs and the Federal Trade Commission (FTC), generally allege Solvay's 2006 patent litigation involving AndroGel was sham litigation and the patent litigation settlement agreement and related agreements with three generic companies violate federal and state antitrust laws and state consumer protection and unjust enrichment laws. Plaintiffs generally seek monetary damages and/or injunctive relief and attorneys' fees. MDL 2084 includes: (a) three individual plaintiff lawsuits: *Supervalu, Inc. v. Unimed Pharmaceuticals, Inc. et al.*, filed in April 2010 in the United States District Court for the Northern District of Georgia; and *Rite Aid Corp. et al. v. Unimed Pharmaceuticals, Inc. et al.* and *Walgreen Co. et al. v. Unimed Pharmaceuticals, Inc. et al.*, both of which were filed in June 2009 in the United States District Court for the Middle District of Pennsylvania and subsequently transferred to the United States District Court for the Northern District of Georgia; (b) seven purported class actions: *Meijer, Inc. et al. v. Unimed Pharmaceuticals, Inc. et al.*, *Rochester Drug Co-Operative, Inc. et al. v. Unimed Pharmaceuticals, Inc. et al.*, and *Louisiana Wholesale Drug Co., Inc. et al. v. Unimed Pharmaceuticals, Inc. et al.*, all of which were filed in May 2009 in the United States District Court for the Northern District of Georgia; *Fraternal Order of Police v. Unimed Pharmaceuticals, Inc. et al.*, filed in September 2009 in the United States District Court for the Northern District of Georgia; *Jabo's Pharmacy, Inc. v. Solvay Pharmaceuticals, Inc. et al.*, filed in October 2009 in the United States District Court for the Eastern District of Tennessee; *LeGrand v. Unimed Pharmaceuticals, Inc. et al.*, filed in September 2010 in the United States District Court for the Northern District of Georgia; and *Health Net, Inc. v. Solvay Pharmaceuticals, Inc.*, filed in February 2011 in the Northern District of Georgia; and (c) a lawsuit brought by the FTC, *Federal Trade Commission v. Watson Pharmaceuticals, Inc. et al.*, filed in May 2009 in the United States District Court for the Northern District of Georgia. In February 2010, Solvay's motion to dismiss the cases was partially granted and all of the FTC's claims and all of the plaintiffs' claims except those alleging sham litigation were dismissed. In May 2012, that decision was affirmed on appeal by the United States Court of Appeals for the Eleventh Circuit. In December 2012, the United States Supreme Court approved the FTC's October 2012 petition for review of the Eleventh Circuit's decision. In September 2012, the District Court granted summary judgment in favor of Solvay on the remaining claims of the private plaintiffs.

As previously reported, Abbott was seeking to enforce its patent rights relating to fenofibrate tablets (a drug AbbVie sells under the trademark TriCor®). In a case filed in the United States District Court for the District of New Jersey in August 2011, Abbott and the patent owner, Laboratoires Fournier, S.A. (Fournier), alleged infringement of three patents and sought injunctive relief against Mylan Pharmaceuticals Inc. and Mylan, Inc. (Mylan). In a related case where Abbott was involved as a result of its acquisition of Fournier Laboratories Ireland Ltd. (Fournier Ireland), Abbott sought to enforce additional rights relating to fenofibrate tablets. In a case filed in the United States District Court for the District of New Jersey in August 2011, Abbott's subsidiary, Fournier Ireland, and joint patent owner, Alkermes Pharma Ireland Limited (Alkermes), alleged infringement of two jointly-owned patents and sought injunctive relief against Mylan. In the fourth quarter of 2012, these cases were settled and dismissed without prejudice.

AbbVie is seeking to enforce its patent rights relating to ritonavir/lopinavir tablets (a drug AbbVie sells under the trademark Kaletra®). In a case filed in the United States District Court for the

Northern District of Illinois in March 2009, AbbVie alleges that Matrix Laboratories, Inc., Matrix Laboratories, Ltd., and Mylan, Inc.'s proposed generic products infringe AbbVie's patents and seeks declaratory and injunctive relief. Upon Matrix's motion in November 2009, the court granted a five-year stay of the litigation unless good cause to lift the stay is shown.

AbbVie is seeking to enforce its patent rights relating to ritonavir tablets (a drug AbbVie sells under the trademark Norvir®). In a case filed in the United States District Court for the District of Delaware in April 2012, AbbVie alleges that Roxane Laboratories, Inc.'s (Roxane) proposed generic product infringes five AbbVie patents and seeks declaratory and injunctive relief. Also in April 2012, Roxane filed a declaratory judgment action in the United States District Court for the Southern District of Ohio alleging that two of the five AbbVie patents are invalid and not infringed by Roxane's proposed generic ritonavir product.

AbbVie is seeking to enforce its patent rights relating to niacin extended release tablets (a drug AbbVie sells in the U.S. under the trademark Niaspan®). In a case filed in the United States District Court for the District of Delaware in February 2010, AbbVie alleges that Sun Pharmaceutical Industries Ltd.'s and Sun Pharma Global FZE's generic product infringes AbbVie's patents and seeks declaratory and injunctive relief. In a second case filed in the United States District Court for the District of Delaware in June 2010, AbbVie alleges Sandoz Inc.'s proposed generic product infringes AbbVie's patents and seeks declaratory and injunctive relief. In a third case filed in the United States District Court for the District of Delaware in January 2012, AbbVie alleges Zydus Pharmaceuticals (USA), Inc.'s proposed generic product infringes AbbVie's patents and seeks declaratory and injunctive relief. In a fourth case filed in the United States District Court for the District of Delaware in February 2012, AbbVie alleges that Amneal Pharmaceutical's proposed generic product infringes AbbVie's patents and seeks declaratory and injunctive relief. In a fifth case filed in the United States District Court for the District of Delaware in March 2012, AbbVie alleges that Mylan Inc. and Mylan Pharmaceutical Inc.'s proposed generic product infringes AbbVie's patents and seeks declaratory and injunctive relief. In a sixth case filed in the United States District Court for the District of Delaware in March 2012, AbbVie alleges that Watson Laboratories Inc.'s proposed generic product infringes AbbVie's patents and seeks declaratory and injunctive relief. In a seventh case filed in the United States District Court for the District of Delaware in June 2012, AbbVie alleges that Kremers Urban Pharmaceuticals Inc.'s proposed generic product infringes AbbVie's patents and seeks declaratory and injunctive relief.

AbbVie is seeking to enforce certain patent rights that cover the use of fully human anti-TNF alpha antibodies with methotrexate to treat rheumatoid arthritis. In a case filed in the United States District Court for the District of Massachusetts in May 2009, AbbVie alleges Centocor Ortho Biotech, Inc.'s (now Janssen Biotech, Inc.'s) product Simponi® infringes AbbVie's patents and seeks damages and injunctive relief.

AbbVie is seeking to enforce its patent rights relating to fenofibric acid capsules (a drug AbbVie sells in the U.S. under the trademark TRILIPIX®). In a case filed in the United States District Court for the District of New Jersey in March 2011, AbbVie and its subsidiary Fournier Laboratories Ireland Ltd. allege that Sandoz Inc.'s proposed generic product infringes AbbVie's patent and seek injunctive relief.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The following table lists AbbVie's executive officers, each of whom was appointed as an AbbVie corporate officer in December 2012.

| Name | Age | Position |
|---|---|---|
| Richard A. Gonzalez | 59 | Chairman of the Board and Chief Executive Officer |
| Laura J. Schumacher | 49 | Executive Vice President, Business Development, External Affairs and General Counsel |
| William J. Chase | 45 | Executive Vice President, Chief Financial Officer |
| Carlos Alban | 50 | Executive Vice President, Commercial Operations |
| John M. Leonard, M.D. | 55 | Senior Vice President, Chief Scientific Officer |
| Timothy J. Richmond | 46 | Senior Vice President, Human Resources |
| Azita Saleki-Gerhardt, Ph.D. | 49 | Senior Vice President, Operations |
| Thomas A. Hurwich | 52 | Vice President, Controller |

Mr. Gonzalez is AbbVie's Chairman and Chief Executive Officer. He served as Abbott's Executive Vice President, Pharmaceutical Products Group from 2010 to 2012, and was responsible for Abbott's worldwide pharmaceutical business, including commercial operations, research and development, and manufacturing. He has also served as President, Abbott Ventures Inc., Abbott's medical technology investment arm, from 2009 to 2011. Mr. Gonzalez joined Abbott in 1977 and held various management positions before briefly retiring in 2007, including Abbott's President and Chief Operating Officer, President, Chief Operating Officer of Abbott's Medical Products Group, Senior Vice President and President of Abbott's former Hospital Products Division (now Hospira, Inc.), Vice President and President of Abbott's Health Systems Division, and Divisional Vice President and General Manager for Abbott's Diagnostics Operations in the United States and Canada.

Ms. Schumacher is AbbVie's Executive Vice President, Business Development, External Affairs and General Counsel. She served as Abbott's Executive Vice President, General Counsel, and Corporate Secretary from 2007 to 2012, and as Senior Vice President, Corporate Secretary, and General Counsel from 2005 to 2007. Ms. Schumacher was also responsible for Abbott's licensing and acquisitions function and its Office of Ethics and Compliance. Prior to her appointment as General Counsel of Abbott, Ms. Schumacher headed Abbott's litigation department. Ms. Schumacher joined Abbott in 1990.

Mr. Chase is AbbVie's Executive Vice President, Chief Financial Officer. He served as Abbott's Vice President, Licensing and Acquisitions from 2010 to 2012, as Vice President, Treasurer from 2007 to 2010, and as Divisional Vice President, Controller of Abbott International from 2004 to 2007. Mr. Chase joined Abbott in 1989.

Mr. Alban is AbbVie's Executive Vice President, Commercial Operations. He served as Abbott's Senior Vice President, Proprietary Pharmaceutical Products, Global Commercial Operations from 2011 to 2012, as Senior Vice President, International Pharmaceuticals from 2009 to 2011, as Vice President, Pharmaceuticals, Western Europe and Canada from 2008 to 2009, as Vice President, Western Europe and Canada from 2007 to 2008, and as Vice President, European Operations from 2006 to 2007. Mr. Alban joined Abbott in 1986.

Dr. Leonard is AbbVie's Senior Vice President, Chief Scientific Officer. He served as Abbott's Senior Vice President, Pharmaceuticals, Research and Development from 2008 to 2012, and as Vice President, Global Pharmaceutical Research and Development from 2006 to 2008. Dr. Leonard joined Abbott in 1992.

Mr. Richmond is AbbVie's Senior Vice President, Human Resources. He served as Abbott's Divisional Vice President of Compensation & Benefits from 2008 to 2012, as Group Vice President of Talent and Rewards from 2007 to 2008, and as Divisional Vice President of Talent Acquisition from 2006 to 2007. Mr. Richmond joined Abbott in 2006.

Dr. Saleki-Gerhardt is AbbVie's Senior Vice President, Operations. She served as Abbott's Vice President, Pharmaceuticals Manufacturing and Supply from 2011 to 2012, and as Divisional Vice President, Quality Assurance, Global Pharmaceutical Operations from 2008 to 2011. Dr. Saleki-Gerhardt joined Abbott in 1993.

Mr. Hurwich is AbbVie's Vice President, Controller. He served as Abbott's Vice President, Internal Audit from 2009 to 2012, and as Divisional Vice President, Controller, Abbott Diagnostics Division from 2003 to 2009. Mr. Hurwich joined Abbott in 1983.

The executive officers of AbbVie are elected annually by the board of directors. All other officers are elected by the board or appointed by the chairman of the board. All officers are either elected at the first meeting of the board of directors held after the annual stockholder meeting or appointed by the chairman after that board meeting. Each officer holds office until a successor has been duly elected or appointed and qualified or until the officer's death, resignation, or removal. There are no family relationships between any of the executive officers listed above.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Principal Market

The principal market for AbbVie's common stock is the New York Stock Exchange. A "when-issued" trading market for AbbVie's common stock began on the NYSE on December 10, 2012, and "regular way" trading of AbbVie's common stock began on January 2, 2013. Prior to December 10, 2012 there was no public market for AbbVie's common stock. AbbVie's common stock is also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside the United States, AbbVie's common stock is listed on NYSE Euronext Paris and the SIX Swiss Exchange.

From January 2, 2013 through January 31, 2013, the highest sales price for AbbVie's common stock on the NYSE was $38.52 per share, and the lowest sales price for AbbVie's common stock on the NYSE was $33.33 per share.

### Shareholders

There were 60,713 shareholders of record of AbbVie common stock as of January 31, 2013.

### Dividends

AbbVie expects that it will pay a regular cash dividend at an annual rate of $1.60 per share, starting with the quarterly dividend paid in February 2013. However, the timing, declaration, amount of, and payment of any dividends by AbbVie is within the discretion of its board of directors and will depend upon many factors, including AbbVie's financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of AbbVie's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by its board of directors. Moreover, if AbbVie determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends.

AbbVie Inc. is an Illinois High Impact Business (HIB) and is located in a federal Foreign Trade Sub-Zone (Sub-Zone 22S). Dividends may be eligible for a subtraction from base income for Illinois income tax purposes. If you have questions, please contact your tax advisor.

## ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth AbbVie's selected financial information derived from its (i) unaudited combined financial statements as of December 31, 2009 and 2008 and for the year ended December 31, 2008; and (ii) audited combined financial statements for the years ended December 31, 2012, 2011, 2010 and 2009 and as of December 31, 2012, 2011 and 2010. The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if AbbVie had been an independent company during the periods shown or of AbbVie's future performance as an independent company.

The selected financial information should be read in conjunction with the combined financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| as of and for the years ended December 31 (in millions, except per share data) | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Combined statement of earnings data | | | | | |
| Net sales | $18,380 | $17,444 | $15,638 | $14,214 | $14,179 |
| Net earnings | 5,275 | 3,433 | 4,178 | 4,636 | 4,058 |
| Basic and diluted earnings per common share | 3.35 | 2.18 | 2.65 | 2.94 | 2.57 |
| Basic and diluted average shares outstanding(a) | 1,577 | 1,577 | 1,577 | 1,577 | 1,577 |
| Combined balance sheet data | | | | | |
| Total assets | $27,008 | $19,521 | $21,135 | $15,858 | $16,601 |
| Long-term debt and lease obligations(b) | 14,652 | 48 | 52 | 55 | 64 |

(a) On January 1, 2013, Abbott Laboratories distributed 1,577 million shares of AbbVie common stock. The computation of basic and diluted shares for all periods through December 31, 2012 is calculated using the shares distributed on January 1, 2013. Refer to Note 2 to the combined financial statements for information regarding earnings per common share.

(b) Also includes current portion of long-term debt and lease obligations.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial position and results of operations of AbbVie Inc. for each of the three years in the period ended December 31, 2012. This commentary should be read in conjunction with the combined financial statements and accompanying notes appearing in Item 8, "Financial Statements and Supplementary Data."

### EXECUTIVE OVERVIEW

#### Company Overview

AbbVie Inc. (AbbVie or the company) is a global, research-based biopharmaceutical company. AbbVie develops and markets advanced therapies that address some of the world's most complex and serious diseases. AbbVie products are used to treat rheumatoid arthritis, psoriasis, Crohn's disease, HIV, cystic fibrosis complications, low testosterone, thyroid disease, Parkinson's disease, ulcerative colitis, and complications associated with chronic kidney disease, among other indications. AbbVie also has a pipeline of promising new medicines, including more than 20 compounds or indications in Phase II or Phase III development across such important medical specialties as immunology, renal care, hepatitis C virus (HCV), women's health, oncology, and neuroscience, including multiple sclerosis and Alzheimer's disease. AbbVie has approximately 21,500 employees and its products are sold in over 170 countries. AbbVie operates in one business segment—pharmaceutical products.

On January 1, 2013, AbbVie became an independent company as a result of the distribution by Abbott Laboratories (Abbott) of 100 percent of the outstanding common stock of AbbVie to Abbott's shareholders. Each Abbott shareholder of record as of the close of business on December 12, 2012, received one share of AbbVie common stock for each Abbott common share held as of the record date. AbbVie was incorporated in Delaware on April 10, 2012 and is comprised of Abbott's former research-based pharmaceuticals business. AbbVie's Registration Statement on Form 10 was declared effective by the U.S. Securities and Exchange Commission on December 7, 2012. AbbVie's common stock began trading "regular-way" under the ticker symbol "ABBV" on the New York Stock Exchange on January 2, 2013. Refer to the "Basis of Presentation" section below for further information.

AbbVie's products include a broad line of adult and pediatric pharmaceuticals manufactured, marketed, and sold worldwide and are generally sold directly to wholesalers, distributors, government agencies, health care facilities, specialty pharmacies, and independent retailers from distribution centers and public warehouses. Outside the United States, sales are made either directly to customers or through distributors, depending on the market served. Certain products are co-marketed or co-promoted with other companies.

HUMIRA's worldwide sales increased to $9.3 billion in 2012 compared to $7.9 billion in 2011 and $6.5 billion in 2010. In 2003, AbbVie began the worldwide launch of HUMIRA for rheumatoid arthritis, followed by launches for six additional indications in the United States and eight additional indications in the European Union. HUMIRA received approval for the treatment of moderately to severely active ulcerative colitis in adult patients who have had an inadequate response to conventional therapy from the European Commission in April 2012 and from the U.S. Food and Drug Administration (FDA) in October 2012. In July 2012, HUMIRA received approval from the European Commission for the treatment of severe axial spondyloarthritis in adult patients who have no X-ray evidence of structural damage, and in November 2012, it received approval from the European Commission for the treatment of pediatric patients aged 6 to 17 years with severe active Crohn's disease who failed, are intolerant to, or have contraindications to conventional therapy. AbbVie is studying additional indications for HUMIRA. Substantial research and development and selling support has been and continues to be dedicated to maximizing the worldwide potential of HUMIRA. AbbVie forecasts low double-digit growth for worldwide HUMIRA sales in 2013.

The acquisition of Solvay SA's U.S. pharmaceuticals business (Solvay) and certain other product rights for $1.9 billion in February 2010 added several new products, including the rights to AndroGel and Creon, to AbbVie's portfolio. Generic competition began in November 2012 for TriCor and is expected to begin in the second half of 2013 for Niaspan and in the second half of 2013 or early 2014 for TRILIPIX. As a result, sales for AbbVie's combined lipid franchise including TriCor, TRILIPIX, Niaspan and Simcor, which were $2.1 billion in 2012 and $2.5 billion in 2011, are expected to total less than $1.0 billion in 2013. The decrease in sales of Zemplar from $596 million in 2010 to $383 million in 2012 reflects the impact of changes in reimbursement regulations resulting from health care reform legislation. Austerity measures implemented by several European countries reduced health care spending and affected pharmaceuticals pricing in those countries in all years presented.

**Strategic Objectives**

AbbVie's long-term strategy is to maximize its existing portfolio through new indications, share gains, increased reach and geographic expansion in underserved markets while also advancing its new product pipeline. To successfully execute its long-term strategy, AbbVie will focus on expanding HUMIRA sales, advancing the pipeline, expanding its presence in emerging markets and managing its product portfolio to maximize value.

AbbVie expects to continue to drive strong HUMIRA sales growth in several ways. AbbVie seeks to expand the HUMIRA patient base by applying for regulatory approval of new indications for HUMIRA, treating conditions such as axial and peripheral spondyloarthritis and uveitis. AbbVie will also seek to drive HUMIRA sales growth by expanding its market share and its presence in underserved markets.

Research and development (R&D) efforts will continue to focus a significant portion of expenditures on compounds for immunology, oncology, neuroscience, pain management, virology, renal disease and women's health. AbbVie's goal is to bring to market products that demonstrate strong clinical performance for patients and economic value for payors. Current research and development projects are described in the "Research and Development" section below.

AbbVie plans to continue making investments in key emerging markets, including Brazil, China, Mexico and Russia. Continued penetration of HUMIRA and other leading products is expected to help drive growth in these markets.

AbbVie will continue its investment in products with durable sales, while making adjustments as necessary to increase the value of its product portfolio. AbbVie plans to achieve this objective in a variety of ways depending on product and circumstances by, for example, identifying supply chain efficiencies, pursuing additional indications, and optimizing residual value as products reach the end of exclusivity. AbbVie believes that its approach will allow the company to maintain a strong operating margin.

**Research and Development**

R&D innovation and scientific productivity continue to be a key strategic priority for AbbVie. AbbVie's long-term success depends to a great extent on its ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. AbbVie has a pipeline of more than 20 compounds or indications in Phase II or III development individually or under collaboration or license agreements. R&D is focused on therapeutic areas that include virology, renal disease, neuroscience, oncology, immunology, and women's health, among others.

*Virology*

AbbVie has released positive Phase II and Phase IIb results from interferon-free studies for the treatment of HCV. In October 2012, AbbVie initiated a comprehensive Phase III program for genotype 1 HCV that involves combinations of ABT-450; a protease inhibitor for HCV infection; ABT-333, a polymerase inhibitor; and ABT-267, a NS5A inhibitor.

*Renal Disease*

AbbVie's renal care pipeline includes atrasentan, for the treatment of diabetic chronic kidney disease (CKD). A Phase IIb study of atrasentan in patients with diabetic kidney disease, which began in June 2011, has been completed, with results to be presented in 2013. Atrasentan will potentially be the first compound launched to treat diabetic nephropathy by specifically targeting albuminuria and slowing the progression of CKD. AbbVie is also investigating ABT-719, in Phase IIb development, for the treatment of acute kidney injury associated with major surgeries.

In 2010, AbbVie entered into an agreement with Reata Pharmaceuticals Inc. (Reata) for ex-U.S. rights, excluding certain Asian markets, to bardoxolone methyl, an investigational treatment for CKD. A global Phase III clinical trial was initiated in June 2011. On October 17, 2012, Reata informed AbbVie that it is discontinuing the Phase III clinical study. The discontinuation was based on a recommendation from the study's Independent Data Monitoring Committee regarding safety concerns due to excess serious adverse events and mortality in the bardoxolone methyl arm. Reata and AbbVie will closely examine the data from this study to determine whether there is an appropriate path forward for the development of bardoxolone methyl in CKD or other indications.

*Neuroscience and Pain*

AbbVie has clinical studies underway on multiple compounds that target receptors in the brain that help regulate mood, memory, and other neurological functions and conditions, including schizophrenia, pain, Alzheimer's disease, and multiple sclerosis (MS).

- AbbVie is collaborating with Biogen Idec to develop daclizumab for the treatment of the relapsing remitting form of MS, which is the most common form, and affects nearly 85 percent of newly diagnosed MS patients. Daclizumab, an anti-CD25 monoclonal antibody, is currently in Phase III development.
- AbbVie is investigating ABT-126, an α7-NNR modulator, in both Alzheimer's disease and cognitive deficits of schizophrenia. Additional Phase IIb studies began in March 2012.
- The development of ABT-110 for the treatment of multiple pain indications has been suspended based upon FDA class-wide feedback.
- A levodopa-carbidopa intestinal gel completed its Phase III program and AbbVie is pursuing regulatory approval in the United States. This product is sold under the Duodopa name outside the United States.

*Oncology*

AbbVie is focused on the development of targeted treatments that inhibit tumor growth and improve response to common cancer therapies. AbbVie's oncology pipeline includes the following.

- Elotuzumab, an anti-CD37 antibody for the treatment of multiple myeloma under a collaboration with Bristol-Myers Squibb. Phase III development began in June 2011.
- Veliparib, a PARP-inhibitor. A Phase IIb study in BRCA-mutated breast cancer being treated with chemotherapy was initiated in 2011. Veliparib is also in Phase II evaluation for the

treatment of a variety of other solid tumors, including brain metastases from non-small-cell lung cancer being treated with radiation therapy and non-small-cell lung cancer in combination with chemotherapy.

- ABT-199, a next-generation Bcl-2 inhibitor in development for chronic lymphocytic leukemia is expected to start Phase III evaluation in 2013.
- Other molecular targets are being explored with Antibody-Drug Conjugate approaches linking anti-target antibodies with potent cytotoxic agents.

*Women's Health*

AbbVie is developing a novel oral gonadotropin-releasing hormone (GnRH) antagonist, elagolix, under a collaboration with Neurocrine Biosciences for the treatment of endometriosis-related pain and uterine fibroids. A Phase III study in endometriosis began in mid-2012 and a Phase IIa study for uterine fibroids was initiated in November 2011.

*Immunology*

AbbVie is developing several additional indications for HUMIRA and has a number of next-generation programs underway to address immune-mediated conditions, including the following.

- Dual variable domain immunoglobulin (DVD-Ig) technology, which represents an approach that can target multiple disease-causing antigens with a single biologic agent. This proprietary technology could lead to next-generation biologic treatments for complex conditions such as cancer or rheumatoid arthritis, where multiple pathways are involved in the disease.
- AbbVie is collaborating with Biotest AG on an anti-CD4 biologic known as tregalizumab. The compound is currently in Phase IIb clinical trials for rheumatoid arthritis and psoriasis.
- GLPG0634, a next-generation, oral Janus Kinase 1 (JAK1) inhibitor, is being developed with Galapagos NV in a collaboration entered into during the first quarter of 2012. GLPG0634 is currently in Phase IIb development to treat rheumatoid arthritis and may be able to address other autoimmune diseases.
- In the fourth quarter of 2011, AbbVie entered into a collaboration with Reata for the joint development and commercialization of second-generation, oral antioxidant inflammation modulators.

*Additional Indications and Formulations*

AbbVie continues to dedicate R&D efforts to expanding indications for HUMIRA, including in the fields of rheumatology (peripheral spondyloarthritis, axial spondyloarthritis and pediatric enthesitis related arthritis), gastroenterology (pediatric Crohn's disease and pediatric ulcerative colitis), dermatology (pediatric psoriasis and hidradenitis suppurativa), and ophthalmology (uveitis). Phase III trials are ongoing in preparation for regulatory applications for: uveitis in the United States and the European Union; peripheral and axial spondyloarthritis in the United States; peripheral spondyloarthritis in the European Union and hidradenitis suppurativa in the United States and the European Union. The following registrations and approvals have occurred since January 1, 2011.

- European Union approval for pediatric Crohn's disease was obtained in November 2012.
- For ulcerative colitis, European Union approval was obtained in April 2012 and approval in the United States was obtained in September 2012.
- For axial spondyloarthritis, approval in the European Union was obtained in July 2012. The registration submission was made in the United States in November 2012.

- In 2011, new formulations of some of AbbVie's existing pharmaceutical products were approved, including the 6-month and 3-month strengths of Lupron Depot in the United States in June and August, respectively. In the United States, a new strength for Creon was approved in June 2011 and AndroGel 1.62% was approved in April 2011. An additional registration submission for a new strength for Creon was made in September 2012.

Given the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations over the next five years. Factors considered included R&D expenses projected to be incurred for the project over the next year relative to AbbVie's total R&D expenses as well as qualitative factors, such as marketplace perceptions and impact of a new product on AbbVie's overall market position. There were no delays in AbbVie's 2012 R&D activities that are expected to have a material impact on operations.

While the aggregate cost to complete the numerous pharmaceutical projects currently in development is expected to be material, the total cost to complete will depend upon AbbVie's ability to successfully complete each project, the rate at which each project advances, the nature and extent of cost-sharing arrangements, and the ultimate timing for completion. Given the potential for significant delays and the high rate of failure inherent in the research and development of new pharmaceutical products, it is not possible to accurately estimate the total cost to complete all projects currently in development. However, AbbVie plans to continue to manage its portfolio of projects to achieve research and development spend equal to approximately 14 to 16 percent of net sales each year. AbbVie does not regularly accumulate or make management decisions based on the total expenses incurred for a particular development phase in a given period.

**Basis of Presentation**

AbbVie's historical combined financial statements have been prepared on a stand-alone basis and are derived from Abbott's consolidated financial statements and accounting records as if the former research-based pharmaceuticals business of Abbott had been part of AbbVie for all periods presented. The combined financial statements reflect AbbVie's financial position, results of operations, and cash flows as its business was operated as part of Abbott prior to the distribution, in conformity with U.S. generally accepted accounting principles. The combined financial statements principally represent the historical results of operations and assets and liabilities of Abbott's Proprietary Pharmaceutical Products segment.

The historical financial statements included the allocation of certain assets and liabilities that had historically been held at the Abbott corporate level but which were specifically identifiable or allocable to AbbVie. Prior to 2012, cash and equivalents, short-term investments and restricted funds held by Abbott were not allocated to AbbVie unless the cash or investments were held by an entity that was transferred to AbbVie. At December 31, 2012, cash and equivalents and short-term investments reflected AbbVie's direct ownership of these assets. Prior to 2012, long-term debt and short-term borrowings were not allocated to AbbVie as none of the debt recorded by Abbott was directly attributable to or guaranteed by AbbVie. In 2012, AbbVie issued $14.7 billion of long-term debt with maturities ranging from three to 30 years and $1.0 billion of commercial paper, which was reflected on AbbVie's combined balance sheet at December 31, 2012.

All intracompany AbbVie transactions have been eliminated. At December 31, 2011 and 2010, all intercompany transactions between AbbVie and Abbott were considered to be effectively settled in the combined financial statements at the time the transactions were recorded. The total net effect of the settlement of these intercompany transactions was reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as net parent company investment in AbbVie. At December 31, 2012, outstanding intercompany transactions between AbbVie and Abbott are reflected in Due to Abbott Laboratories and Due from Abbott Laboratories on the combined balance sheet.

AbbVie's historical financial statements included an allocation of expenses related to certain Abbott corporate functions, including senior management, legal, human resources, finance, information technology, and quality assurance. These expenses have been allocated to AbbVie based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, square footage, number of transactions or other measures. AbbVie considers the expense allocation methodology and results to be a reasonable reflection of the utilization of services provided to, or the benefit received by, the company during the periods presented. The allocations may not, however, reflect the expense the company would have incurred as an independent, publicly-traded company for the periods presented. Subsequent to the separation, AbbVie expects to incur additional costs associated with being an independent, publicly-traded company, primarily from higher charges than in the past from Abbott for various services that will continue to be provided on a transition basis and from newly established or expanded corporate functions. AbbVie expects to incur one-time costs primarily to establish certain stand-alone AbbVie functions and information technology systems, further establish its infrastructure outside the United States and to complete the separation in certain countries. A portion of these expenditures will be capitalized and depreciated over the assets' useful lives while the remainder will be expensed as incurred, depending on the nature of the cost. AbbVie believes that cash flows from operations will be sufficient to fund these additional corporate expenses. The historical financial statements do not necessarily include all of the expenses that would have been incurred had AbbVie been a separate, stand-alone entity and may not necessarily reflect AbbVie's results of operations, financial position and cash flows had AbbVie been a stand-alone company during the periods presented. Refer to Note 13 for further description of transactions between AbbVie and Abbott.

## RESULTS OF OPERATIONS

### Net Sales

| | | | | Percent change | | | |
|---|---|---|---|---|---|---|---|
| | | | | At actual currency rates | | At constant currency rates | |
| for the years ended (in millions) | 2012 | 2011 | 2010 | 2012 | 2011 | 2012 | 2011 |
| United States | $10,435 | $ 9,712 | $ 8,971 | 7% | 8% | 8% | 8% |
| International | 7,945 | 7,732 | 6,667 | 3% | 16% | 8% | 12% |
| Net sales | $18,380 | $17,444 | $15,638 | 5% | 12% | 8% | 9% |

The increase in sales was primarily due to higher HUMIRA sales, partially offset by the impact of unfavorable foreign currency and the entry of generic TriCor in the fourth quarter of 2012.

The following table details the sales of key products.

| | | | | Percent change | | | |
|---|---|---|---|---|---|---|---|
| | | | | At actual currency rates | | At constant currency rates | |
| years ended December 31 (in millions) | 2012 | 2011 | 2010 | 2012 | 2011 | 2012 | 2011 |
| HUMIRA | | | | | | | |
| United States | $ 4,377 | $ 3,427 | $ 2,872 | 28% | 19% | 28% | 19% |
| International | 4,888 | 4,505 | 3,636 | 8% | 24% | 15% | 17% |
| Total | $ 9,265 | $ 7,932 | $ 6,508 | 17% | 22% | 21% | 18% |
| AndroGel | | | | | | | |
| United States | $ 1,152 | $ 874 | $ 649 | 32% | 35% | 32% | 35% |
| TriCor/TRILIPIX | | | | | | | |
| United States | $ 1,098 | $ 1,372 | $ 1,355 | (20)% | 1% | (20)% | 1% |
| Kaletra | | | | | | | |
| United States | $ 279 | $ 326 | $ 363 | (14)% | (10)% | (14)% | (10)% |
| International | 734 | 844 | 860 | (13)% | (2)% | (7)% | (5)% |
| Total | $ 1,013 | $ 1,170 | $ 1,223 | (13)% | (4)% | (9)% | (7)% |
| Niaspan | | | | | | | |
| United States | $ 911 | $ 976 | $ 927 | (7)% | 5% | (7)% | 5% |
| Synagis | | | | | | | |
| United States | $ 17 | $ 17 | $ 16 | — | 5% | — | 5% |
| International | 825 | 775 | 710 | 6% | 9% | 9% | 4% |
| Total | $ 842 | $ 792 | $ 726 | 6% | 9% | 9% | 5% |
| Lupron | | | | | | | |
| United States | $ 569 | $ 540 | $ 483 | 5% | 12% | 5% | 12% |
| International | 231 | 270 | 258 | (14)% | 4% | (11)% | (1)% |
| Total | $ 800 | $ 810 | $ 741 | (1)% | 9% | — | 7% |
| Sevoflurane | | | | | | | |
| United States | $ 82 | $ 88 | $ 126 | (7)% | (30)% | (7)% | (30)% |
| International | 520 | 577 | 538 | (10)% | 7% | (5)% | 3% |
| Total | $ 602 | $ 665 | $ 664 | (10)% | — | (5)% | (3)% |
| Synthroid | | | | | | | |
| United States | $ 551 | $ 522 | $ 451 | 6% | 16% | 6% | 16% |
| Norvir | | | | | | | |
| United States | $ 276 | $ 289 | $ 241 | (4)% | 20% | (4)% | 20% |
| International | 113 | 130 | 103 | (13)% | 27% | (8)% | 22% |
| Total | $ 389 | $ 419 | $ 344 | (7)% | 21% | (5)% | 19% |
| Zemplar | | | | | | | |
| United States | $ 230 | $ 255 | $ 476 | (10)% | (46)% | (10)% | (46)% |
| International | 153 | 154 | 120 | (1)% | 28% | 6% | 25% |
| Total | $ 383 | $ 409 | $ 596 | (6)% | (31)% | (4)% | (32)% |
| Creon | | | | | | | |
| United States | $ 353 | $ 332 | $ 246 | 6% | 35% | 6% | 35% |
| Other | $ 1,021 | $ 1,171 | $ 1,208 | (13)% | (3)% | (11)% | (4)% |
| Total | $18,380 | $17,444 | $15,638 | 5% | 12% | 8% | 9% |

The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year's foreign exchange rates. This measure provides information on the change in net sales assuming that foreign currency exchange rates have not changed between the prior and the current period. AbbVie believes that the non-GAAP measure of change in net sales at constant currency rates, when used in conjunction with the GAAP measure of change in net sales at actual currency rates, may provide a more complete understanding of the company's operations and can facilitate analysis of the company's results of operations, particularly in evaluating performance from one period to another.

The increase in HUMIRA sales reflects market growth and higher market share across various countries as well as higher pricing in certain geographies. HUMIRA received approval from the European Commission in April 2012 and from the FDA in October 2012 for the treatment of moderately to severely active ulcerative colitis in adult patients who have had an inadequate response to conventional therapy. With its approval from the European Commission, HUMIRA became the first and only self-injectable biologic therapy for the treatment of moderately to severely active ulcerative colitis in adults. In July 2012, HUMIRA received approval from the European Commission for the treatment of severe axial spondyloarthritis in adult patients who have no X-ray evidence of structural damage. In November 2012, HUMIRA received approval from the European Commission for the treatment of pediatric patients aged 6 to 17 years with severe active Crohn's disease who failed, are intolerant to, or have contraindications to conventional therapy. The approval marked the ninth indication for HUMIRA in the European Union.

The decline in TriCor, TRILIPIX, and Niaspan sales reflects softness in the overall branded cholesterol market and the introduction of a generic version of TriCor in the United States market in November 2012. As a result, sales for AbbVie's combined lipid franchise including TriCor, TRILIPIX and Niaspan declined 14 percent in 2012 compared to 2011. Under a license agreement for TRILIPIX 45 mg and 135 mg, generic competition may begin in January 2014, except that under certain circumstances the license may commence as early as July 2013. Under an agreement relating to AbbVie's niacin products acquired with the Kos Pharmaceuticals acquisition, Niaspan may become subject to generic competition in September 2013.

The decline in Kaletra revenues was primarily due to lower market share in various countries due to the impact of competition.

The increase in AndroGel sales reflected higher prices, market share gains, the launch of AndroGel 1.62% in the second quarter of 2011, and volume growth in the U.S. testosterone replacement market where AndroGel holds the number one market share position. AndroGel 1% sales are expected to be impacted by generic competition in 2015.

Sales of Sevoflurane were impacted by generic competition in 2012 and 2011. Sales of Zemplar in 2011 and 2010 were impacted by changes in reimbursement regulations resulting from health care reform legislation.

## Gross Margin

| years ended December 31 (in millions) | 2012 | 2011 | 2010 | Percent change 2012 | Percent change 2011 |
|---|---|---|---|---|---|
| Gross margin | $13,872 | $12,805 | $11,345 | 8% | 13% |
| as a % of net sales | 75% | 73% | 73% | | |

The increase in the gross profit margin in 2012 was primarily due to product mix, improved efficiencies, higher prices in certain geographies, and the favorable impact of foreign currency, partially offset by pricing pressures in various other markets. The improvement also reflects lower amortization expense for intangible assets and the impact of restructuring programs implemented in 2011 to realign various manufacturing operations. Changes in various governmental rebate programs continue to have a negative effect on the gross profit margins. The 2010 health care reform legislation in the United States resulted in increased and additional Medicaid rebates beginning in 2010 and in additional rebates related to the Medicare Part D "donut hole" beginning in 2011, which negatively affected AbbVie's business. The negative impact of the rebates resulting from the 2010 health care reform legislation grew from more than $200 million in 2010 to approximately $300 million in 2011 and 2012.

## Selling, General and Administrative

| years ended December 31 (in millions) | 2012 | 2011 | 2010 | Percent change 2012 | Percent change 2011 |
|---|---|---|---|---|---|
| Selling, general and administrative | $4,989 | $5,894 | $3,820 | (15)% | 54% |
| as a % of net sales | 27% | 34% | 24% | | |

Selling, general and administrative (SG&A) expenses in 2012 included $213 million of costs associated with the separation of AbbVie from Abbott. SG&A expenses in 2012 and 2011 included litigation charges of $100 million and $1.5 billion, respectively, related to the Depakote investigation. SG&A expenses in 2011 and 2010 included $11 million and $56 million, respectively, related to restructuring and integration projects associated with the 2010 acquisition of Solvay. Refer to Note 12 for information on the Depakote charge and Note 4 for information on the Solvay acquisition.

Excluding separation costs, litigation charges and Solvay-related restructuring and integration costs from all years, SG&A expenses increased 7 percent, 16 percent and 12 percent in 2012, 2011 and 2010, respectively. The increases in SG&A expenses over the three-year period were due primarily to increased selling and marketing support for new and existing products, including continued spending for HUMIRA, and in 2012 and 2011, the impact of the pharmaceutical fee imposed by U.S. health care reform legislation.

## Research and Development and Acquired In-Process Research and Development

| years ended December 31 (in millions) | 2012 | 2011 | 2010 | Percent change 2012 | Percent change 2011 |
|---|---|---|---|---|---|
| Research and development | $2,778 | $2,618 | $2,495 | 6% | 5% |
| as a % of net sales | 15% | 15% | 16% | | |
| Acquired in-process research and development | $ 288 | $ 673 | $ 313 | (57)% | 115% |

R&D increased in 2012 and 2011, reflecting continued pipeline spending on programs in biologics, neuroscience and virology as well as a $50 million R&D milestone payment related to a product in development for the treatment of chronic kidney disease in 2012. R&D expenses also included restructuring charges of $169 million in 2012 and $69 million in 2011.

Acquired in-process research and development (IPR&D) expense in 2012 included a charge of $110 million for the acquisition of ABT-719, a charge of $150 million as a result of entering into a global collaboration to develop and commercialize an oral, next-generation JAK1 inhibitor, and a charge of $28 million as a result of entering into a two-year collaboration agreement to research, develop and commercialize up to three compounds with Antibody-Drug Conjugate approaches. IPR&D expenses in 2011 included a charge of $188 million for the achievement of a developmental milestone under a licensing agreement for the treatment of CKD, and charges of $400 million and $85 million for entering into collaboration agreements for second-generation oral antioxidant inflammation modulators and an anti-CD4 biologic for the treatment of rheumatoid arthritis and psoriasis, respectively. IPR&D expenses in 2010 included charges of $238 million and $75 million as a result of entering into a licensing agreement for the treatment of CKD and entering into a collaboration agreement for the treatment of endometriosis, respectively.

**Interest Expense**

Interest expense, net in 2012 of $84 million was comprised primarily of interest expense on outstanding debt and bridge facility fees related to the separation from Abbott, partially offset by interest income. In November 2012, AbbVie issued $14.7 billion of long-term debt with maturities ranging from three to 30 years. AbbVie entered into interest rate swaps with various financial institutions, which converted $8.0 billion of its fixed rate interest rate debt to floating interest rate debt. In addition, AbbVie issued $1.0 billion of commercial paper in the fourth quarter of 2012. AbbVie expects to incur approximately $300 million of net interest expense in 2013.

**Other (Income) Expense**

Other (income) expense, net, for 2012 included income of $21 million from the resolution of a contractual agreement and a loss of $52 million for the impairment of an equity security. Other (income) expense, net, included losses of $29 million in 2012 and $56 million in 2011 of fair value adjustments and accretion in the contingent consideration related to the acquisition of Solvay. Other (income) expense, net, for 2012, 2011 and 2010 also included ongoing contractual payments from Takeda associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture in 2008.

**Income Tax Expense**

The income tax rates were 7.9 percent in 2012, 6.4 percent in 2011 and 13.6 percent in 2010. Income taxes in 2012 and 2011 included the recognition of tax benefits totaling approximately $195 million and $410 million, respectively, as a result of favorable resolutions of various tax positions pertaining to prior years. Income taxes in 2011 also reflected the non-deductibility of a litigation reserve. Excluding these discrete items, the effective tax rates are less than the statutory federal income tax rate of 35 percent principally due to the benefit of lower statutory tax rates and tax exemptions in Puerto Rico and other foreign taxing jurisdictions that reduced the tax rates by 23.5, 25.4 and 22.5 percentage points in 2012, 2011 and 2010, respectively.

AbbVie expects that its effective income tax rate in 2013 will be approximately 22 percent, excluding any discrete items.

In October 2010, Puerto Rico enacted legislation that assesses an excise tax beginning in 2011 on certain products manufactured in Puerto Rico. The tax is levied on gross inventory purchases from entities in Puerto Rico and was included in cost of products sold. The majority of the tax is creditable for U.S. income tax purposes. In 2012 and 2011, the excise tax totaled approximately $180 million and $105 million, respectively.

**Transition from Abbott and Cost to Operate as an Independent Company**

The combined financial statements reflect the operating results and financial position of AbbVie as it was operated by Abbott, rather than as an independent company. AbbVie will incur additional ongoing operating expenses to operate as an independent company. These costs will include the cost of various corporate headquarters functions, incremental information technology-related costs, and incremental costs to operate a stand-alone back office infrastructure outside the United States. In order to establish these stand-alone functions, AbbVie will also incur non-recurring expenses and capital expenditures.

The transition services agreement in the United States covers certain corporate support services that AbbVie has historically received from Abbott. Such services include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support, and other administrative services. The term of the service under the agreement varies by activity. This agreement facilitates the separation by allowing AbbVie to operate independently prior to establishing stand-alone back office systems across its organization.

The operating costs of various information technology systems maintained by Abbott have been allocated to AbbVie on bases which management believes are reasonable. Included in these allocations was AbbVie's proportionate share of fixed operating costs. As an independent company, AbbVie's information technology operating costs may be higher than the costs allocated in the historical combined financial statements. In addition, AbbVie will incur non-recurring expenses and capital expenditures to establish its independent information technology systems.

In markets outside the United States, AbbVie does not currently have sufficient back office infrastructure to operate without transition service agreements with Abbott. Abbott has entered into a transition services agreement with AbbVie to provide services outside the United States, including back office services in certain countries, for up to two years after separation. The back office services provided include information technology, accounts payable, payroll, receivables collection, treasury and other financial functions, as well as order entry, warehousing, and other administrative services. This transition services agreement allows AbbVie to operate its international pharmaceuticals business independently prior to establishing a stand-alone back office infrastructure for all countries. During the transition from Abbott, AbbVie will incur non-recurring expenses to expand its international infrastructure. In addition, in certain international markets, the marketing authorizations to sell AbbVie's products will continue to be held by Abbott post-separation until the authorizations can be transferred through the applicable regulatory channels.

It is not practicable to estimate the costs that would have been incurred in each of the periods presented in the historical financial statements for the functions described above. Actual costs that would have been incurred if AbbVie operated as a stand-alone company during these periods would have depended on various factors, including organizational design, outsourcing and other strategic decisions related to corporate functions, information technology, and international back office infrastructure.

## FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Cash flows provided by/(used in): | | | |
| Operating activities | $ 6,345 | $ 6,247 | $ 4,976 |
| Investing activities | (2,418) | 553 | (5,031) |
| Financing activities | 1,931 | (6,783) | 65 |

Strong cash flows from operating activities in all three years were driven by higher net earnings and focused working capital management. In 2011, AbbVie recorded non-cash charges of $1.5 billion in accrued liabilities to accrue a litigation reserve related to claims on AbbVie's previous sales and marketing activities for Depakote. AbbVie made payments of $1.6 billion in 2012 to settle these claims.

AbbVie issued senior notes of $14.7 billion in November 2012 and $1.0 billion of commercial paper in December 2012. Abbott's guarantee of the senior notes terminated upon the distribution of AbbVie common stock to the shareholders of Abbott upon the separation on January 1, 2013. The senior notes, which have maturities ranging from three to 30 years, may be redeemed, at any time, except the floating rate notes and some of the senior notes of each series, at a redemption price equal to the principal amount plus a make-whole premium. The balance of commercial paper outstanding at December 31, 2012, was $1.0 billion at a weighted-average interest rate of 0.4%. AbbVie may retire or issue additional commercial paper to meet liquidity requirements as needed. Historically, cash flows from financing activities represented cash transactions with Abbott.

The company's cash and equivalents and short-term investments increased from $653 million at December 31, 2011 to $7,976 million at December 31, 2012. During 2012, Abbott contributed approximately $4.4 billion of cash to newly formed AbbVie entities, and AbbVie distributed $13.2 billion in cash and debt securities to Abbott. Subsequent to the separation, effective January 1, 2013, AbbVie no longer participates in cash management and funding arrangements with Abbott.

While a significant portion of cash and equivalents at December 31, 2012 are considered reinvested indefinitely in foreign subsidiaries, AbbVie does not expect such reinvestment to affect its liquidity and capital resources. If these funds were needed for operations in the United States, AbbVie would be required to accrue and pay U.S. income taxes to repatriate these funds. AbbVie believes that it has sufficient sources of liquidity to support its assumption that the disclosed amount of undistributed earnings at December 31, 2012 can be considered to be reinvested indefinitely.

On February 15, 2013, the company announced a $1.5 billion stock repurchase program, which was effective immediately. Purchases of AbbVie shares may be made from time to time at management's discretion. The plan has no time limit and can be discontinued at any time.

A dividend of $0.40 per share was paid on February 15, 2013 to stockholders of record on January 15, 2013. The board of directors declared a quarterly cash dividend of $0.40 per share for stockholders of record on April 15, 2013, which will be payable May 15, 2013. AbbVie expects to pay a regular cash dividend at an annual rate of $1.60 per share; however, the timing, declaration, amount of, and payment of any dividends is within the discretion of its board of directors and will depend upon many factors, including AbbVie's financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of AbbVie's debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by its board of directors.

Substantially all of AbbVie's trade receivables in Greece, Portugal, Italy and Spain are with governmental health systems. Global economic conditions and liquidity issues in these countries have resulted, and may continue to result, in delays in the collection of receivables and credit losses. The time to collect outstanding receivables increased in 2011; however, with the exception of Greece, collection times improved in 2012 relative to 2011 and amounts over one year past due decreased in 2012 relative to 2011.

Outstanding net governmental receivables in these countries at December 31 were as follows.

| (in millions) | Net receivables | | Net receivables over one year past due | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Greece | $ 52 | $ 44 | $13 | $ 2 |
| Portugal | 80 | 121 | 23 | 31 |
| Italy | 308 | 372 | 40 | 42 |
| Spain | 285 | 589 | 2 | 240 |
| Total | $725 | $1,126 | $78 | $315 |

With the exception of Greece, AbbVie historically has collected almost all of the outstanding receivables in these countries. AbbVie continues to monitor the creditworthiness of customers located in these and other geographic areas and establishes an allowance against an accounts receivable when it is probable they will not be collected. In addition to closely monitoring economic conditions and budgetary and other fiscal developments in these countries, AbbVie regularly communicates with its customers regarding the status of receivable balances, including their payment plans and obtains positive confirmation of the validity of the receivables. AbbVie also monitors the potential for and periodically has utilized factoring arrangements to mitigate credit risk although the receivables included in such arrangements have historically not been a material amount of total outstanding receivables. If government funding were to become unavailable in these countries or if significant adverse changes in their reimbursement practices were to occur, AbbVie may not be able to collect the entire balance.

**Credit Facility, Access to Capital and Credit Ratings**

*Credit Facility*

AbbVie currently has a $2.0 billion unsecured five-year revolving credit facility from a syndicate of lenders, entered into in July 2012, which also supports commercial paper borrowings. As of the date of separation, January 1, 2013, Abbott's obligations under this facility were relieved and AbbVie became the sole obligor. The credit facility enables the company to borrow funds at floating interest rates. At December 31, 2012, the company was in compliance with all its credit facility covenants. Commitment fees under the new credit facility are not material. There were no amounts outstanding on the credit facility on December 31, 2012.

*Access to Capital*

The company intends to fund short-term and long-term financial obligations as they mature through cash on hand, future cash flows from operations or by issuing additional debt. The company's ability to generate cash flows from operations, issue debt or enter into financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for the company's products or in the solvency of its customers or suppliers, deterioration in the company's key financial ratios or credit ratings or other material unfavorable changes in business conditions. At the current time, the company believes it has sufficient financial flexibility to issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms to support the company's growth objectives.

*Credit Ratings*

In late October 2012, Moody's Investor Service and Standard & Poor's Corporate assigned ratings of Baa1 and A, respectively, to AbbVie. Unfavorable changes to the ratings may have an adverse impact on future financing arrangements; however, they would not affect the company's ability to draw on its credit facility and would not result in an acceleration of the scheduled maturities of any of the company's outstanding debt.

**Contractual Obligations**

The following table summarizes AbbVie's estimated contractual obligations as of December 31, 2012.

| (in millions) | Total | Less than one year | One to three years | Three to five years | More than five years |
|---|---|---|---|---|---|
| Short-term borrowings | $ 1,020 | $1,020 | $ — | $ — | $ — |
| Long-term debt and capital lease obligations, including current maturities | 14,804 | 22 | 4,027 | 4,009 | 6,746 |
| Interest on long-term debt(a) | 5,009 | 283 | 596 | 627 | 3,503 |
| Purchase obligations and other(b) | 2,060 | 1,737 | 82 | 67 | 174 |
| Other long-term liabilities(c) | 533 | — | 403 | 69 | 61 |
| Total | $23,426 | $3,062 | $5,108 | $4,772 | $10,484 |

(a) Includes estimated future interest payments on long-term debt securities. Interest payments on debt are calculated for future periods using interest rates in effect at the end of 2012. Projected interest payments include the related effects of interest rate swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2012. Refer to Notes 7 and 8 for further discussion regarding the company's debt instruments and related interest rate agreements outstanding at December 31, 2012.

(b) Includes the company's significant unconditional purchase obligations. These commitments do not exceed the company's projected requirements and are made in the normal course of business.

(c) Excludes pension and other post-employment benefits and related deferred compensation cash outflows. Timing of funding is uncertain and dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables. Included in this amount are components of other long-term liabilities including restructuring and the expected payment related to the contingent sales-based payment recognized as part of the acquisition of Solvay. Refer to Notes 4, 6 and 8 for further information.

AbbVie enters into R&D collaboration arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory or commercial milestones. Individually, these arrangements are not material in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. As a result, these potential payments are not included in the table of contractual obligations. Refer to Note 4 for further discussion of these collaboration arrangements.

## CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. A summary of the company's significant accounting policies is included in Note 2. Certain of these policies are considered critical as these most significantly impact the company's financial condition and results of operations and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results may vary from these estimates.

**Revenue Recognition**

AbbVie recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured. Revenue from product sales is recognized when title and risk of loss have passed to the customer.

*Rebates*

AbbVie provides rebates to pharmacy benefit management companies, state agencies that administer the federal Medicaid program, insurance companies that administer Medicare drug plans, wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. For each type of rebate, the factors used in the calculations of the accrual for that rebate include the identification of which products have been sold subject to the rebate, which customer or government agency price terms apply for that rebate, and the estimated lag time between sale and payment of the rebate. Using historical trends for that rebate, adjusted for current changes, AbbVie estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when AbbVie records its sale of the product. Settlement of the rebate generally occurs from two to eight months after sale. AbbVie regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs.

Rebate and chargeback accruals are recorded in the same period as the related sales, and are reflected as a reduction of sales. Rebates and chargebacks in 2012, 2011 and 2010 totaled $4.3 billion, $3.7 billion and $3.4 billion, respectively, or 28 percent, 25 percent and 28 percent, respectively, of the gross sales subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by $152 million in 2012. AbbVie considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances for cash discounts and returns charged against gross sales were $667 million, $617 million and $453 million in 2012, 2011 and 2010, respectively.

Management analyzes the adequacy of ending rebate accrual balances each quarter. In the United States, the most significant charges against gross sales are for Medicaid and Medicare rebates, pharmacy benefit manager rebates and wholesaler chargebacks. Medicaid rebates relate to the Federal Medicaid program, which is administered by state agencies, whereby rebates are provided to participating state and local government entities under various laws and regulations and in some cases supplemental rebates are also provided to the states under contractual agreements. Medicare rebates are negotiated with managed care organizations that manage prescription drug plans covering the Medicare Part D drug benefit. Pharmacy benefit manager rebates arise from contractual agreements with private health care plans that seek to reduce costs by negotiating discounts with pharmaceuticals manufacturers. Under wholesaler chargeback programs, the wholesaler charges AbbVie back for the difference between the price paid by the wholesaler to AbbVie and the price paid by the end customer to the wholesaler under contractual discount agreements negotiated between AbbVie and the end customer. In order to evaluate the adequacy of the ending accrual balances, for each type of rebate, management uses both internal and external data to estimate the level of inventory in the distribution channel and the rebate claims processing lag time for that rebate. External data sources used to estimate the inventory in the distribution channel include inventory levels periodically reported by wholesalers. Management estimates the processing lag time based on periodic sampling of claims data. To estimate the price rebate percentage, systems and calculations are used to track sales by product and by customer and to estimate the contractual or statutory price. AbbVie's systems and calculations have developed over time as rebates have become more significant, and AbbVie believes they are reliable.

The following table is an analysis of the three largest rebate accruals and chargeback allowances, which comprise approximately 85 percent of the combined rebate provisions charged against revenues in 2012. Remaining rebate provisions charged against gross sales are not significant in the determination of operating earnings.

| (in millions) | Medicaid and Medicare Rebates | Pharmacy Benefit Manager Rebates | Wholesaler Chargebacks |
|---|---|---|---|
| Balance at January 1, 2010 | $ 352 | $ 239 | $ 160 |
| Provisions | 899 | 841 | 1,162 |
| Payments | (617) | (670) | (1,163) |
| Balance at December 31, 2010 | 634 | 410 | 159 |
| Provisions | 985 | 831 | 1,361 |
| Payments | (899) | (735) | (1,349) |
| Balance at December 31, 2011 | 720 | 506 | 171 |
| Provisions | 1,077 | 830 | 1,645 |
| Payments | (990) | (840) | (1,592) |
| Balance at December 31, 2012 | $ 807 | $ 496 | $ 224 |

Historically, adjustments to prior years' rebate accruals have not been material to net income. AbbVie employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For Medicaid, Medicare and other government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

*Cash Discounts and Returns*

Cash discounts can be reliably estimated. Product returns can be reliably estimated because AbbVie's historical returns are low, and because sales return terms and other sales terms have remained relatively unchanged for several periods.

**Pension and Post-Employment Benefits**

AbbVie employees participate in various pension and post-employment health care plans sponsored by Abbott. In AbbVie's financial statements, these plans are accounted for as multiemployer benefit plans and no liabilities have been reflected in AbbVie's combined balance sheets as there were no unfunded contributions due at the end of any reporting period. Effective January 1, 2013, in connection with the separation of AbbVie from Abbott, AbbVie will record the net benefit plan obligations transferred from Abbott. AbbVie's combined statements of earnings included expense allocations for these benefits. These expenses were funded through intercompany transactions with Abbott which are reflected within net parent company investment in AbbVie.

Certain pension plans in Germany, Puerto Rico, Canada, Ireland, United Kingdom and the United States are direct obligations of AbbVie and are recorded in the combined financial statements as of December 31, 2012. AbbVie engages outside actuaries to assist in the determination of the obligations and costs under these plans. The valuation of the funded status and the net periodic benefit cost for the plans are calculated using actuarial assumptions. The significant assumptions, which are reviewed annually, include the discount rate, the expected long-term rate of return on plan assets and the health care cost trend rates. The discount rate is selected based on current market rates on high-quality, fixed-income investments at December 31 each year. The expected long-term rate of return is based on the asset allocation, historical performance and the current view of expected future returns. The health care cost trend rate is selected by reviewing historical trends and current views on projected future health care cost increases. The significant assumptions used in determining these calculations are disclosed in Note 9 to the combined financial statements.

**Income Taxes**

In AbbVie's combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although AbbVie's operations have historically been included in the tax returns filed by the respective Abbott entities of which the AbbVie business was a part. In the future, as a stand-alone company, AbbVie will file tax returns on its own behalf and its deferred taxes and the effective tax rate may differ from those in the historical periods.

AbbVie and Abbott have entered into a tax sharing agreement effective on the date of separation, January 1, 2013. For tax contingencies prior to the separation, Abbott will indemnify and hold AbbVie harmless if the tax positions are settled for amounts in excess of recorded liabilities, and AbbVie will not benefit if prior tax positions are resolved more favorably than recorded amounts.

**Litigation**

The company is subject to contingencies, such as legal proceedings and claims that arise in the normal course of business. Refer to Note 12 for further information. Loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Accordingly, AbbVie is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. There were no significant litigation reserves at December 31, 2012.

**Valuation of Intangible Assets and Goodwill**

AbbVie has acquired and may continue to acquire significant intangible assets in connection with business combinations that AbbVie records at fair value. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the pharmaceuticals industry and valuations are usually based on a discounted cash flow analysis incorporating the stage of completion. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. IPR&D acquired in a business combination is capitalized as an indefinite-lived intangible asset until regulatory approval is obtained, at which time, it is accounted for as a definite-lived asset and amortized over its estimated useful life. IPR&D acquired in transactions that are not business combinations is expensed immediately, unless deemed to have an alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life.

AbbVie reviews the recoverability of definite-lived intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Goodwill and indefinite-lived intangible assets, which relate to IPR&D, are reviewed for impairment annually or when an event that could result in an impairment occurs. Refer to Note 2 to the combined financial statements for further information.

For its impairment reviews, the company uses an estimated future cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings and other assumptions and estimates. The estimates and assumptions used are consistent with the company's business plans and a market participant's views of a company and similar companies. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the assets, and potentially result in different impacts to the company's results of operations. Actual results may differ from the company's estimates.

At December 31, 2012 and 2011, goodwill and other intangible assets totaled $8,453 million and $9,010 million, respectively, and amortization expense for intangible assets was $625 million, $764 million and $708 million in 2012, 2011 and 2010, respectively. There were no impairments of goodwill in 2012, 2011 or 2010 and the results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value. In 2012 and 2011, AbbVie recorded impairment charges of $13 million and $46 million, respectively, for certain projects under development.

## CERTAIN REGULATORY MATTERS

### Legislative Issues

In the first quarter of 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively referred to herein as "health care reform legislation") were signed into law in the United States. Health care reform legislation included an increase in the basic Medicaid rebate rate from 15.1 percent to 23.1 percent and extended the rebate to drugs provided through Medicaid managed care organizations. Starting in 2011, additional rebates were incurred related to the Medicare Part D coverage gap "donut hole." These Medicare and Medicaid rebate changes will continue to have a negative effect on AbbVie's gross profit margin in future years.

In 2011, AbbVie began recording the annual fee imposed by health care reform legislation on companies that sell branded prescription drugs to specified government programs. The amount of the annual fee, which totaled approximately $100 million in both 2012 and 2011, is based on the ratio of certain of AbbVie's sales as compared to the total such sales of all covered entities multiplied by a fixed dollar amount specified in the legislation by year. The fee is not tax deductible and is included in SG&A expenses.

AbbVie's markets are highly competitive and subject to substantial government regulations. AbbVie expects debate to continue over the availability, method of delivery, and payment for health care products and services. It is not possible to predict the extent to which AbbVie or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, "Business" and Item 1A, "Risk Factors."

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company is exposed to risk that its earnings, cash flows and equity could be adversely impacted by changes in foreign exchange rates and interest rates. Certain derivative instruments are used when available on a cost-effective basis to hedge the company's underlying economic exposures. Refer to Note 8 for further information regarding the company's financial instruments and hedging strategies.

### Foreign Currency Risk

AbbVie's primary net foreign currency translation exposures are the euro, British pound, Japanese yen and Canadian dollar. Various AbbVie foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany transactions denominated in a currency other than the functional currency of the local entity. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in accumulated other comprehensive income (loss). Deferred gains or losses on these contracts are included in cost of products sold at the time the products are sold to a third party, generally within twelve months. At December 31, 2012 and 2011, AbbVie held $1.0 billion and $249 million, respectively, of such contracts, which all mature in the following calendar year.

AbbVie enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated trade payables and receivables. The contracts, which are not designated as hedges, are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2012 and 2011, AbbVie held $4.3 billion and $3.0 billion, respectively, of such foreign currency forward exchange contracts.

The following table reflects the total foreign currency forward contracts outstanding at December 31.

| | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| (in millions) | Contract amount | Weighted average exchange rate | Fair and carrying value receivable/ (payable) | Contract amount | Weighted average exchange rate | Fair and carrying value receivable/ (payable) |
| Receive primarily U.S. dollars in exchange for the following currencies: | | | | | | |
| Euro | $3,649 | 1.315 | $(10) | $1,656 | 1.329 | $ (2) |
| British pound | 91 | 1.612 | — | 143 | 1.571 | — |
| Japanese yen | 323 | 84.4 | 5 | 578 | 80.3 | (15) |
| Canadian dollar | 154 | 0.992 | — | 50 | 1.026 | — |
| All other currencies | 1,045 | N/A | (5) | 794 | N/A | 13 |
| Total | $5,262 | | $(10) | $3,221 | | $ (4) |

The company estimates that a 10 percent appreciation in the underlying currencies being hedged from their levels against the U.S. dollar, with all other variables held constant, would decrease the fair value of foreign exchange forward contracts by $526 million at December 31, 2012. If realized, this appreciation would negatively affect earnings over the remaining life of the contacts. A 10 percent appreciation is believed to be a reasonably possible near-term change in foreign currencies.

Currency restrictions enacted in Venezuela require AbbVie to obtain approval from the Venezuelan government to exchange Venezuelan bolivars for U.S. dollars and require such exchange to be made at the official exchange rate established by the government. Effective February 8, 2013, the Venezuelan government devalued the official exchange rate from 4.3 to 6.3, which is not expected to have a material impact on the financial results of the company.

**Interest Rate Risk**

Interest rate swaps are used to manage the company's exposure of changes in interest rates on fixed-rate debt. The effect of these hedges is to change the fixed interest rate to a variable rate. AbbVie does not use derivative instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for investment securities. At December 31, 2012, AbbVie had interest rate hedge contracts totaling $8.0 billion. The company estimates that an increase in the interest rates of 100-basis points would decrease the fair value of our interest rate swap contracts by approximately $510 million. If realized, the fair value reduction would affect earnings over the remaining life of the contracts. The company estimates that an increase of 100-basis points in long-term interest rates would decrease the fair value of long-term debt by $976 million. A 100-basis point change is believed to be a reasonably possible near-term change in rates.

**Market Price Sensitive Investments**

AbbVie holds available-for-sale equity securities from strategic technology acquisitions. The market value of these investments was approximately $12 million and $58 million as of December 31, 2012 and 2011, respectively. AbbVie monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in value occurs. A hypothetical 20 percent decrease in the share prices of these investments would have an immaterial decrease to their fair value at December 31, 2012. A 20 percent decrease is believed to be a reasonably possible near-term change in share prices.

**Non-Publicly Traded Equity Securities**

AbbVie holds equity securities from strategic technology acquisitions that are not traded on public stock exchanges. The carrying value of these investments was approximately $72 million and $171 million as of December 31, 2012 and 2011, respectively. AbbVie monitors these investments for other than temporary declines in market value, and charges impairment losses to income when an other than temporary decline in estimated value occurs.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

**AbbVie Inc. and Subsidiaries**

**Combined Statements of Earnings**

| years ended December 31 (in millions, except per share data) | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Net sales** | $18,380 | $17,444 | $15,638 |
| Cost of products sold | 4,508 | 4,639 | 4,293 |
| Selling, general and administrative | 4,989 | 5,894 | 3,820 |
| Research and development | 2,778 | 2,618 | 2,495 |
| Acquired in-process research and development | 288 | 673 | 313 |
| Total operating costs and expenses | 12,563 | 13,824 | 10,921 |
| Operating earnings | 5,817 | 3,620 | 4,717 |
| Interest expense, net | 84 | (20) | (28) |
| Net foreign exchange (gain) loss | 17 | (30) | (30) |
| Other (income) expense, net | (9) | 2 | (61) |
| Earnings before income tax | 5,725 | 3,668 | 4,836 |
| Income tax expense | 450 | 235 | 658 |
| **Net earnings** | $ 5,275 | $ 3,433 | $ 4,178 |
| **Per share data** | | | |
| Basic and diluted earnings per share(a) | $ 3.35 | $ 2.18 | $ 2.65 |

(a) On January 1, 2013, Abbott Laboratories distributed 1,577 million shares of AbbVie common stock. The computation of basic and diluted earnings per common share for all periods through December 31, 2012 was calculated using the shares distributed on January 1, 2013.

The accompanying notes are an integral part of these combined financial statements.

**AbbVie Inc. and Subsidiaries**

**Combined Statements of Comprehensive Income**

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Net earnings** | $5,275 | $3,433 | $4,178 |
| Foreign currency translation gain (loss) adjustments | 173 | (295) | (383) |
| Pension and post-employment benefits, net of tax benefit of $(24) in 2012, $(12) in 2011 and $(2) in 2010 | (150) | (7) | (22) |
| Unrealized (loss) gains on marketable equity securities, net of tax (benefit) expense of $(15) in 2012, $10 in 2011 and $4 in 2010 | (25) | 17 | 7 |
| Hedging activities, net of tax (benefit) expense of $(8) in 2012, $(8) in 2011 and $10 in 2010 | (27) | (28) | 5 |
| Other comprehensive loss | (29) | (313) | (393) |
| **Comprehensive income** | $5,246 | $3,120 | $3,785 |

The accompanying notes are an integral part of these combined financial statements.

**AbbVie Inc. and Subsidiaries**

**Combined Statements of Cash Flows**

| years ended December 31 (in millions) (brackets denote cash outflows) | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net earnings | $ 5,275 | $ 3,433 | $ 4,178 |
| Adjustments to reconcile earnings to net cash from operating activities: | | | |
| Depreciation | 525 | 508 | 476 |
| Amortization of intangible assets | 625 | 764 | 708 |
| Stock-based compensation | 187 | 163 | 167 |
| Acquired in-process research and development | 288 | 673 | 313 |
| Other | 66 | — | — |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Accounts receivable | 223 | (498) | (60) |
| Inventories | (203) | (87) | (73) |
| Prepaid expenses and other assets | 90 | (206) | (38) |
| Accounts payable and other liabilities | (731) | 1,497 | (695) |
| **Cash flows from operating activities** | 6,345 | 6,247 | 4,976 |
| **Cash flows from investing activities** | | | |
| Acquisitions and investments, net of cash acquired | (688) | (273) | (2,621) |
| Acquisitions of property and equipment | (333) | (356) | (448) |
| Release of (deposit of) restricted funds | — | 1,870 | (1,870) |
| Purchases of investment securities | (2,550) | (1,943) | (93) |
| Sales of investment securities | 1,153 | 1,255 | 1 |
| **Cash flows from investing activities** | (2,418) | 553 | (5,031) |
| **Cash flows from financing activities** | | | |
| Proceeds from issuance of long-term debt | 14,586 | — | — |
| Net change in short-term borrowings | 1,000 | — | — |
| Other | (151) | (21) | (32) |
| Net transactions with Abbott Laboratories, excluding noncash items | (13,504) | (6,762) | 97 |
| **Cash flows from financing activities** | 1,931 | (6,783) | 65 |
| Effect of exchange rate changes on cash and equivalents | 16 | — | — |
| Net increase in cash and equivalents | 5,874 | 17 | 10 |
| Cash and equivalents, beginning of year | 27 | 10 | — |
| **Cash and equivalents, end of year** | $ 5,901 | $ 27 | $ 10 |

The accompanying notes are an integral part of these combined financial statements.

**AbbVie Inc. and Subsidiaries**

**Combined Balance Sheets**

| as of December 31 (in millions) | 2012 | 2011 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and equivalents | $ 5,901 | $ 27 |
| Short-term investments | 2,075 | 626 |
| Accounts receivable | 3,602 | 3,817 |
| Due from Abbott Laboratories | 696 | — |
| Inventories | 1,091 | 872 |
| Deferred income taxes | 1,446 | 1,469 |
| Prepaid expenses and other | 543 | 543 |
| **Total current assets** | 15,354 | 7,354 |
| Investments | 119 | 229 |
| Net property and equipment | 2,247 | 2,144 |
| Intangible assets, net of amortization | 2,323 | 2,910 |
| Goodwill | 6,130 | 6,100 |
| Other assets | 835 | 784 |
| **Total assets** | $27,008 | $19,521 |
| **Liabilities and net parent company investment in AbbVie Inc.** | | |
| **Current liabilities** | | |
| Short-term borrowings | $ 1,020 | $ — |
| Current maturities of long-term debt and lease obligations | 22 | 16 |
| Accounts payable and accrued liabilities | 4,811 | 5,881 |
| Due to Abbott Laboratories | 923 | — |
| **Total current liabilities** | 6,776 | 5,897 |
| Long-term liabilities | 2,239 | 1,660 |
| Long-term debt and lease obligations | 14,630 | 32 |
| Commitments and contingencies | | |
| **Parent company equity** | | |
| Net parent company investment in AbbVie Inc. | 3,713 | 11,957 |
| Accumulated other comprehensive (loss) | (350) | (25) |
| **Total parent company equity** | 3,363 | 11,932 |
| **Total liabilities and net parent company investment in AbbVie Inc.** | $27,008 | $19,521 |

The accompanying notes are an integral part of these combined financial statements.

**AbbVie Inc. and Subsidiaries**

**Combined Statements of Parent Company Equity**

| years ended December 31 (in millions) | Net parent company investment | Accumulated other comprehensive income | Total |
|---|---|---|---|
| **Balance at January 1, 2010** | $ 10,973 | $ 681 | $ 11,654 |
| Net earnings | 4,178 | | 4,178 |
| Net transactions with Abbott Laboratories | 264 | | 264 |
| Other comprehensive loss | | (393) | (393) |
| Balance at December 31, 2010 | 15,415 | 288 | 15,703 |
| Net earnings | 3,433 | | 3,433 |
| Net transactions with Abbott Laboratories | (6,891) | | (6,891) |
| Other comprehensive loss | | (313) | (313) |
| Balance at December 31, 2011 | 11,957 | (25) | 11,932 |
| Net earnings | 5,275 | | 5,275 |
| Net transactions with Abbott Laboratories | (13,519) | | (13,519) |
| Assumption of accumulated unrealized losses on pension and other post-employment benefits, net of tax benefit of $36 | | (296) | (296) |
| Other comprehensive loss | | (29) | (29) |
| **Balance at December 31, 2012** | $ 3,713 | $(350) | $ 3,363 |

The accompanying notes are an integral part of these combined financial statements.

**AbbVie Inc. and Subsidiaries**

**Notes to Combined Financial Statements**

## Note 1 Basis of Presentation

The principal business of AbbVie Inc. (AbbVie or the company) is the discovery, development, manufacture and sale of a broad line of proprietary pharmaceutical products. Substantially all of AbbVie's U.S. sales are to three wholesalers. Outside the United States, products are sold primarily to health care providers or through distributors, depending on the market served.

On January 1, 2013, AbbVie became an independent company as a result of the distribution by Abbott Laboratories (Abbott) of 100 percent of the outstanding common stock of AbbVie to Abbott's shareholders. AbbVie was incorporated in Delaware on April 10, 2012. Abbott's Board of Directors approved the distribution of its shares of AbbVie on November 28, 2012. AbbVie's Registration Statement on Form 10 was declared effective by the U.S. Securities and Exchange Commission on December 7, 2012. On January 1, 2013, Abbott's shareholders of record as of the close of business on December 12, 2012, received one share of AbbVie common stock for every one share of Abbott's common stock held as of the record date. AbbVie's common stock began trading "regular-way" under the ticker symbol "ABBV" on the New York Stock Exchange on January 2, 2013.

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from Abbott's consolidated financial statements and accounting records as if the former research-based pharmaceutical business of Abbott had been part of AbbVie for all periods presented. The combined financial statements reflected AbbVie's financial position, results of operations and cash flows as its business was operated as part of Abbott prior to the distribution, in conformity with U.S. generally accepted accounting principles.

The combined financial statements included the allocation of certain assets and liabilities that have historically been held at the Abbott corporate level but which are specifically identifiable or allocable to AbbVie. Prior to 2012, cash and equivalents, short-term investments and restricted funds held by Abbott were not allocated to AbbVie unless those assets were held by an entity that was transferred to AbbVie. As of December 31, 2012, AbbVie's combined balance sheet reflected the direct holdings for AbbVie legal entities. All intracompany transactions and accounts have been eliminated. Prior to 2012, all intercompany transactions between AbbVie and Abbott were considered to be effectively settled in the combined financial statements at the time the transaction was recorded. As a result, the total net effect of settlement of these intercompany transactions was reflected in the combined statements of cash flows as a financing activity and in the combined balance sheet as net parent company investment in AbbVie. As of December 31, 2012, outstanding intercompany transactions between AbbVie and Abbott are reflected as Due from Abbott Laboratories and Due to Abbott Laboratories in the combined balance sheet.

AbbVie's combined financial statements included an allocation of expenses related to certain Abbott corporate functions, including senior management, legal, human resources, finance, information technology and quality assurance. These expenses have been allocated to AbbVie based on direct usage or benefit where identifiable, with the remainder allocated on a pro rata basis of revenues, headcount, square footage, number of transactions or other measures. AbbVie considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expenses that would have been incurred had AbbVie operated as an independent, publicly-traded company for the periods presented.

AbbVie employees participated in various benefit and stock-based compensation programs maintained by Abbott. A portion of the cost of those programs was included in AbbVie's financial statements. However, AbbVie's combined balance sheet does not include any equity related to stock-based compensation plans. See Note 9 and Note 10 for a further description of the accounting for post-employment benefits and stock-based compensation, respectively.

## Note 2 Summary of Significant Accounting Policies

### Use of Estimates

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and post-employment benefits, valuation of intangible assets and goodwill, litigation, financial instruments, and inventory and accounts receivable exposures.

### Revenue Recognition

AbbVie recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability of the sales price is reasonably assured. Revenue from product sales is recognized when title and risk of loss have passed to the customer. Provisions for discounts, rebates and sales incentives to customers and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. Sales of product rights for marketable products are recorded as revenue upon disposition of the rights.

### Research and Development Costs

Internal research and development (R&D) costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development collaborations for pre-commercialization milestones, the milestone payment obligations are expensed when the milestone results are achieved. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

### Advertising

Costs associated with advertising are expensed in the year incurred and are included in selling, general and administrative expenses (SG&A). Advertising expenses were $506 million, $375 million and $290 million in 2012, 2011 and 2010, respectively.

### Pension and Post-Employment Benefits

AbbVie records annual expenses relating to its pension benefit and other post-employment plans based on calculations which include various actuarial assumptions, including discount rates, assumed asset rates of return, compensation increases, turnover rates and health care cost trend rates. AbbVie reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period.

AbbVie employees participate in defined benefit pension and other post-employment plans sponsored by Abbott, which include participants of Abbott's other businesses. Such plans are accounted for as multiemployer plans in the historical financial statements for AbbVie and, as a result, no asset or liability was recorded by AbbVie in the historical combined balance sheets to recognize the funded status of these plans. In 2013, subsequent to the separation from Abbott, AbbVie's portion of the defined benefit pension plans will be separated from the Abbott defined benefit pension plans at which time the funded status for each plan will be reflected in the AbbVie combined balance sheets using a December 31, 2012 measurement date. In addition to participation in defined benefit pension and other post-employment plans sponsored by Abbott, AbbVie is the sole sponsor for certain defined benefit pension and other post-employment plans. The funded status of these plans have been recorded in the combined balance sheets for AbbVie at December 31, 2012.

Refer to Note 9 for information regarding AbbVie's pension and post-employment plans.

**Income Taxes**

Income taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes are provided for the tax effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements based on enacted tax laws and rates. The combined balance sheet as of December 31, 2011 has been appropriately revised to increase deferred tax liabilities in long-term liabilities by $156 million, decrease deferred tax assets in other assets by $136 million, and decrease net parent company investment in AbbVie by $292 million to properly reflect temporary differences attributable to AbbVie assets.

In AbbVie's combined financial statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although AbbVie's operations have historically been included in the tax returns filed by the respective Abbott entities of which the AbbVie business is a part. In the future, as a stand-alone entity, AbbVie will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in the historical periods.

AbbVie does not maintain an income taxes payable to/from account with Abbott. With the exception of certain entities outside the United States that transferred to AbbVie at separation, AbbVie is deemed to have settled current tax balances with the Abbott tax paying entities in the respective jurisdictions. These settlements were reflected as changes in net parent company investment.

**Cash and Equivalents**

Cash and equivalents include time deposits and money market funds with original maturities of three months or less.

**Investments**

Short-term investments consist primarily of time deposits and U.S. Treasury securities and are carried at fair value. Investments in marketable equity securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of tax, included in accumulated other comprehensive income (loss). Investments in equity securities that are not traded on public stock exchanges and held-to-maturity debt securities are recorded at cost.

AbbVie reviews the carrying value of investments each quarter to determine whether an other than temporary decline in market value exists. AbbVie considers factors affecting the investee, factors affecting the industry the investee operates in and general equity market trends. The company considers the length of time an investment's market value has been below cost and the near-term prospects for recovery. When AbbVie determines that an other than temporary decline has occurred, the cost basis investment is written down with a charge to income and the available-for-sale securities' unrealized loss is recognized as a charge to income and removed from accumulated other comprehensive income (loss) (AOCI).

### Accounts Receivable

Accounts receivable are stated at their net realizable value. The allowance against gross accounts receivable reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted. The allowance was $178 million at December 31, 2012 and $161 million at December 31, 2011.

### Inventories

Inventories are valued at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs. Inventories, net, consist of the following.

| as of December 31 (in millions) | 2012 | 2011 |
|---|---|---|
| Finished goods | $ 547 | $429 |
| Work-in-process | 286 | 207 |
| Materials | 258 | 236 |
| Inventories, net | $1,091 | $872 |

### Property and Equipment

| as of December 31 (in millions) | 2012 | 2011 |
|---|---|---|
| Land | $ 94 | $ 106 |
| Buildings | 1,278 | 1,305 |
| Equipment | 4,865 | 4,331 |
| Construction in progress | 305 | 206 |
| Property and equipment, gross | 6,542 | 5,948 |
| Less accumulated depreciation | (4,295) | (3,804) |
| Property and equipment, net | $ 2,247 | $ 2,144 |

Depreciation for property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. The estimated useful life for buildings ranges from 15 to 66 years, with an average depreciation period of 25 years, and five to 35 years for equipment, with an average depreciation period of 10 years. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $525 million, $508 million and $476 million, respectively. Equipment includes certain computer software and software development costs incurred in connection with developing or obtaining software for internal use. Assets under capital leases included in property and equipment in the combined balance sheets are not material.

### Litigation

Loss contingency provisions are recorded for probable losses at management's best estimate of a loss. When a best estimate cannot be made, a minimum loss contingency amount is recorded. Legal fees are expensed as incurred.

**Product Liability**

AbbVie accrues for product liability claims, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, when it is probable that a recovery will be realized.

**Business Combinations**

Results of operations of acquired companies are included in AbbVie's results of operations as of the respective acquisition dates. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. Contingent consideration is recognized at the estimated fair value on the acquisition date, which is determined by utilizing a probability weighted discounted cash flow model. Subsequent changes to the fair value of contingent payments are recognized in earnings. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair value. Legal costs, audit fees, business valuation costs and all other business acquisition costs are expensed when incurred.

**Goodwill and Intangible Assets**

Purchased intangible assets are recorded at fair value using a discounted cash flow model. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Definite-lived intangibles are amortized over their estimated useful lives. AbbVie reviews the recoverabilty of definite-lived intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is reviewed by comparing projected undiscounted cash flows to be generated by the asset to its carrying value. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount and a loss is recorded equal to the excess of the asset's net carrying value over its fair value. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest level for which cash flows are identifiable.

Goodwill and indefinite-lived assets are not amortized but are subject to an impairment review annually and whenever indicators of impairment exist. An impairment of goodwill would occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit, calculated using a weighting of the income approach and the market approach. The fair value under the income approach is calculated as the present value of estimated cash flows discounted using a risk-free market rate adjusted for a market participant's view of similar companies and perceived risks in cash flows. The fair value under the market approach is calculated using market multiples for peer groups applied to the operating results of the reporting units to determine fair value. The implied fair value of goodwill is then determined by subtracting the fair value of all identifiable net assets other than goodwill from the fair value of the reporting units, with an impairment charge recorded for the excess, if any, of the carrying amount of goodwill over the implied fair value. Based on the company's most recent annual impairment test performed in the third quarter, the fair value of the reporting units was substantially in excess of their carrying value.

Indefinite-lived assets are tested for impairment by comparing the fair value of each intangible asset with its carrying value. The value of indefinite-lived is based on the present value of projected cash flows using an income approach. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

**Acquired In-Process Research and Development**

The initial costs of rights to acquired in-process research and development (IPR&D) projects acquired in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical products. The fair value of IPR&D projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets until the underlying project receives regulatory approval, at which point the intangible asset will be accounted for as a definite-lived intangible asset, or discontinuation, at which point the intangible asset will be written off. Development costs incurred after the acquisition are expensed as incurred. Indefinite- and definite-lived assets are subject to impairment reviews as discussed previously.

**Foreign Currency Translation**

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in other comprehensive income (OCI). The net assets of subsidiaries in highly inflationary economies are remeasured as if the functional currency were the reporting currency. The remeasurement is recognized in earnings and is immaterial for all years presented.

**Derivatives**

All derivative instruments are recognized as either assets or liabilities at fair value in the combined balance sheets and are classified as current or long-term based on the scheduled maturity of the instrument. The accounting for changes in the fair value of a derivative instrument depends on whether it has been formally designated and qualifies as part of a hedging relationship under the applicable accounting standards and, further, on the type of hedging relationship.

For derivatives formally designated as hedges, the company assesses at inception and quarterly thereafter, whether the hedging derivatives are highly effective in offsetting changes in the fair value or cash flows of the hedged item. The changes in fair value of a derivative designated as a fair value hedge and of the hedged item attributable to the hedge risk are recognized in earnings immediately. Fair value hedges are used to hedge the interest rate risk associated with certain of the company's fixed-rate debt. The effective portions of changes in the fair value of a derivative designated as a cash flow hedge are reported in AOCI and are subsequently recognized in earnings consistent with the underlying hedged item. Cash flow hedges are used to manage exposures from changes in foreign currency exchange rates.

The derivatives that are not designated and do not qualify as hedges are adjusted to fair value through current earnings. If it is determined that a derivative is no longer highly effective as a hedge, the company discontinues hedge accounting prospectively. Gains or losses are immediately reclassified from AOCI to earnings relating to hedged forecasted transactions that are no longer probable of occurring. Gains or losses relating to terminations of effective cash flow hedges in which the forecasted transactions are still probable of occurring are deferred and recognized consistent with the income or loss recognition of the underlying hedged items. Terminations of a fair value hedge result in a cumulative fair value adjustment to the hedged items at the date of termination which is amortized to earnings over the remaining term of the hedged item.

Derivatives, including those that are not designated as a hedge, are principally classified in the operating section of the combined statements of cash flows, consistent with the underlying hedged item.

Refer to Note 8 for information regarding AbbVie's derivative and hedging activities.

### Earnings per Share

The numerator for both basic and diluted earnings per common share (EPS) is net earnings attributable to AbbVie. The denominator for basic and diluted EPS is based on the number of shares of AbbVie common stock outstanding on the distribution date. On January 1, 2013, the distribution date, Abbott shareholders of record as of the close of business on December 12, 2012 received one share of AbbVie common stock for every one share of Abbott's common stock held as of the record date.

Basic and diluted earnings per common share and the average number of common shares outstanding were calculated using the number of AbbVie common shares outstanding immediately following the distribution. The same number of shares was used to calculate basic and diluted earnings per share since no AbbVie equity awards were outstanding prior to the distribution.

| years ended December 31 (in millions, except per share amounts) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net earnings | $5,275 | $3,433 | $4,178 |
| Basic and diluted earnings per common share | 3.35 | 2.18 | 2.65 |
| Basic and diluted average shares outstanding | 1,577 | 1,577 | 1,577 |

## Note 3 Supplemental Financial Information

### Interest Expense, net

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Interest and dividend income | $(20) | $(20) | $(28) |
| Interest expense | 104 | — | — |
| Interest expense, net | $ 84 | $(20) | $(28) |

### Other (Income) Expense

Other (income) expense, net, for 2012 included income of $21 million from the resolution of a contractual agreement and a loss of $52 million for the impairment of an equity security. Other (income) expense, net, included losses of $29 million in 2012 and $56 million in 2011 of fair value adjustments and accretion in the contingent consideration related to the acquisition of Solvay SA's U.S. pharmaceuticals business (Solvay). Other (income) expense, net, for 2012, 2011 and 2010 also included ongoing contractual payments from Takeda associated with the conclusion of the TAP Pharmaceutical Products Inc. joint venture in 2008.

### Accounts Payable and Accrued Liabilities

| as of December 31 (in millions) | 2012 | 2011 |
|---|---|---|
| Sales rebates | $1,616 | $1,537 |
| Accounts payable | 556 | 417 |
| Salaries, wages and commissions | 523 | 435 |
| Royalty license arrangements | 398 | 417 |
| Government investigation | — | 1,509 |
| Acquired IPR&D | — | 400 |
| Other | 1,718 | 1,166 |
| Accounts payable and accrued liabilities | $4,811 | $5,881 |

### Long-Term Liabilities

| as of December 31 (in millions) | 2012 | 2011 |
|---|---|---|
| Deferred income taxes | $ 360 | $ 646 |
| Pension and other post-employment benefits | 979 | 397 |
| Other | 900 | 617 |
| Long-term liabilities | $2,239 | $1,660 |

### Accumulated Other Comprehensive Income (Loss)

The net-of-tax components of AOCI, a component of parent company equity, were as follows.

| as of December 31 (in millions) (brackets denote loss) | 2012 | 2011 |
|---|---|---|
| Cumulative foreign currency translation gain adjustments | $ 181 | $ 8 |
| Pension and other post-employment benefits | (511) | (65) |
| Cumulative unrealized gains on marketable equity securities | 1 | 26 |
| Cumulative losses/gains on derivative instruments designated as cash flow hedges | (21) | 6 |
| Accumulated other comprehensive loss | $(350) | $(25) |

## Note 4 Acquisitions, Collaborations and Other Arrangements

In 2012, 2011 and 2010, cash outflows related to acquisitions, collaborations and other arrangements totaled $688 million, $273 million and $2.6 billion, respectively. AbbVie recorded IPR&D charges of $288 million, $673 million and $313 million in 2012, 2011 and 2010, respectively. The following are the more significant acquisitions and investments, including licensing and collaboration agreements, some of which require contingent milestone payments.

### Acquisitions

*Solvay SA Pharmaceuticals*

In February 2010, AbbVie acquired Solvay and certain other product rights for approximately $1.9 billion, in cash, plus contingent payments of up to EUR 100 million per year if certain sales milestones are met in 2011, 2012 and 2013. The total consideration was valued at $2.2 billion, which includes the $1.9 billion cash payment plus the estimated fair value of the milestone-based contingent payments of approximately $290 million. The estimated fair value of the contingent consideration was based on the estimated probability of achieving the specified sales milestones discounted based on the expected timing of payment. Subsequent changes to the fair value of contingent payments are recognized in earnings.

This transaction provides AbbVie with a complementary pharmaceutical product portfolio including the U.S. rights to AndroGel and Creon, worldwide rights to Duodopa, and various research and development projects. AbbVie acquired control of this business on February 15, 2010, and the financial results of the acquired operations are included in these financial statements beginning on that date. Net sales of the acquired operations were approximately $1.1 billion in 2010. Had the Solvay acquisition taken place on January 1, 2010, combined net sales and net earnings would not have been significantly different from reported amounts. The acquisition was funded with cash and short-term investments.

The allocation of the fair value of the arrangement as of the acquisition date is shown in the table below.

| (in billions) | |
|---|---|
| Acquired intangible assets, non-deductible | $ 1.8 |
| IPR&D, non-deductible | 0.5 |
| Goodwill, non-deductible | 0.4 |
| Deferred income taxes | (0.5) |
| Total consideration | $ 2.2 |

The excess of the purchase price over the fair value of the assets acquired and liabilities assumed of approximately $400 million was recorded as goodwill. Goodwill is attributable to expected synergies and other benefits AbbVie believed would result from the acquisition. Acquired intangible assets consist primarily of product rights for currently marketed products and are amortized over 2 to 13 years (average of 8 years). Acquired IPR&D projects are accounted for as indefinite-lived intangible assets until regulatory approval or discontinuation.

*Facet Biotech Corporation*

In April 2010, AbbVie acquired the outstanding shares of Facet Biotech Corporation (Facet) for approximately $430 million, in cash, net of cash held by Facet. The acquisition enhances AbbVie's early-and mid-stage pharmaceutical pipeline, including daclizumab, a biologic for multiple sclerosis, and an oncology compound. A substantial portion of the fair value of the acquisition, including $381 million for daclizumab, has been allocated to acquired IPR&D projects that are accounted for as indefinite-lived intangible assets until regulatory approval or discontinuation. Had the Facet acquisition taken place on January 1, 2010, combined net sales and net earnings would not have been significantly different from reported amounts.

**Collaborations and Other Arrangements**

The company enters into collaborative agreements with third parties to develop and commercialize drug candidates. Collaborative activities may include joint research and development and commercialization of new products. AbbVie generally receives certain licensing rights under these arrangements. These collaborations often require upfront payments and may include additional milestone, research and development cost sharing, royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development and commercialization. Upfront payments associated with collaborative arrangements during the development stage are expensed to IPR&D. Subsequent payments made to the partner for the achievement of milestones during the development stage are expensed to R&D when the milestone is achieved. Milestone payments made to the partner subsequent to regulatory approval are capitalized as intangible assets and amortized to cost of products sold over the estimated useful life of the related asset. Royalty and sales-based milestones are expensed as cost of products sold when incurred.

*Reata Pharmaceuticals, Inc.*

During 2010 and 2011, AbbVie entered into a series of transactions with Reata Pharmaceuticals, Inc. (Reata). AbbVie acquired equity interests in Reata of $62 million each in 2011 and 2010. In 2010, AbbVie entered into an agreement to acquire licensing rights outside the United States, excluding certain Asian markets, to bardoxolone methyl, a product in development for the treatment of chronic kidney disease, resulting in a charge to IPR&D of $238 million. The achievement of certain development milestones under the license agreement resulted in charges of $50 million in 2012 to R&D and $188 million in 2011 to IPR&D. Additional payments of up to $150 million could be required for the achievement of certain development and regulatory milestones associated with the chronic kidney disease compound in development.

In the fourth quarter of 2011, AbbVie entered into a collaboration with Reata for the joint development and commercialization of second-generation oral antioxidant inflammation modulators resulting in a charge to IPR&D of $400 million, which was paid in the first quarter of 2012.

On October 17, 2012, Reata informed AbbVie that it is discontinuing the Phase III clinical study for bardoxolone methyl for chronic kidney disease. Reata and AbbVie will closely examine the data from this study to determine whether there is an appropriate path forward for the development of bardoxolone methyl in chronic kidney disease or other indications. In the fourth quarter of 2012, AbbVie recorded a charge of $52 million in other (income) expense, net for the impairment of the equity investment in Reata.

*Seattle Genetics, Inc.*

In October 2012, AbbVie recorded a charge to IPR&D of $28 million as a result of entering into a two-year collaboration agreement with Seattle Genetics, Inc. to research, develop and commercialize up to three compounds with Antibody-Drug Conjugate approaches. Additional payments of up to $220 million for each licensed compound may be required based on the achievement of specified development, regulatory and commercial milestones under this agreement.

*Action Pharma A/S*

In May 2012, AbbVie recorded a charge to IPR&D of $110 million as a result of the acquisition of ABT-719 (previously referred to as AP214), a drug under development for the prevention of acute kidney injury associated with major cardiac surgery in patients at increased risk.

*Galapagos NV*

In February 2012, AbbVie recorded a charge to IPR&D of $150 million as a result of entering into a global collaboration with Galapagos NV to develop and commercialize a next-generation, oral Janus Kinase 1 (JAK1) inhibitor in Phase II development with the potential to treat multiple autoimmune diseases. Additional payments of approximately $1.2 billion could be required for the achievement of certain development, regulatory and commercial milestones under this agreement.

*Biotest AG*

In June 2011, AbbVie entered into a global agreement with Biotest AG to develop and commercialize an anit-CD4, a treatment for rheumatoid arthritis and psoriasis, resulting in an $85 million charge to IPR&D. AbbVie could, in the future, be required to make additional payments totaling up to $395 million based on the achievement of certain development, regulatory and commercial milestones under this agreement.

*Neurocrine Biosciences, Inc.*

In June 2010, AbbVie entered into an exclusive worldwide agreement with Neurocrine Biosciences, Inc. to develop and commercialize a product for the treatment of endometriosis, resulting in a $75 million charge to IPR&D. AbbVie could, in the future, be required to make additional payments of up to $500 million based on the achievement of certain development, regulatory and commercial milestones under this agreement.

## Note 5 Goodwill and Intangible Assets

The carrying amount of goodwill at December 31, 2012 and 2011 was $6,130 million and $6,100 million, respectively. Changes in the goodwill balance were due to foreign currency translation. As of December 31, 2012, there were no accumulated goodwill impairment losses.

The following table summarizes AbbVie's intangible assets.

| | December 31, 2012 | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|
| (in millions) | Gross carrying amount | Accumulated amortization | Net carrying amount | Gross carrying amount | Accumulated amortization | Net carrying amount |
| Definite-lived intangible assets | | | | | | |
| Developed product rights | $4,699 | $(3,031) | $1,668 | $4,675 | $(2,492) | $2,183 |
| License agreements | 969 | (734) | 235 | 949 | (647) | 302 |
| Total definite-lived intangible assets | 5,668 | (3,765) | 1,903 | 5,624 | (3,139) | 2,485 |
| Indefinite-lived research and development | 420 | — | 420 | 425 | — | 425 |
| Total intangible assets | $6,088 | $(3,765) | $2,323 | $6,049 | $(3,139) | $2,910 |

The indefinite-lived intangible assets relate to IPR&D acquired in a business combination. Amortization expense for 2012, 2011 and 2010 was $625 million, $764 million and $708 million, respectively. In 2012 and 2011, AbbVie recorded impairment charges of $13 million and $46 million, respectively, for certain projects under development. These charges are included in R&D expenses. At December 31, 2012, the anticipated annual amortization expense for intangible assets recorded as of December 31, 2012 was $511 million in 2013, $348 million in 2014, $267 million in 2015, $140 million in 2016 and $116 million in 2017. Intangible asset amortization is included in cost of products sold in the combined statements of earnings. Amortizable intangible assets are amortized over 2 to 16 years with an average of 11 years for both developed product rights and license agreements.

## Note 6 Restructuring Plans

In 2012 and prior years, AbbVie management approved plans to realign its worldwide manufacturing operations and selected domestic and international commercial and R&D operations in order to reduce costs. In 2012, AbbVie recorded a charge of approximately $177 million for employee severance and contractual obligations, primarily related to the exit from an R&D facility with $169 million classified in R&D and $8 million as SG&A expenses. In 2011, AbbVie recorded a charge of $160 million reflecting employee severance and other related charges, with $42 million classified as cost of products sold, $69 million as R&D and $49 million as SG&A expenses. The following summarizes the activity for these restructurings.

| (in millions) | |
|---|---|
| Accrued balance at December 31, 2009 | $ 54 |
| Payments and other adjustments | (54) |
| Accrued balance at December 31, 2010 | — |
| 2011 restructuring charges | 160 |
| Payments and other adjustments | (70) |
| Accrued balance at December 31, 2011 | 90 |
| 2012 restructuring charges | 177 |
| Payments and other adjustments | (74) |
| Accrued balance at December 31, 2012 | $193 |

An additional $69 million, $26 million and $7 million were subsequently recorded in 2012, 2011 and 2010, respectively, relating to these restructurings, primarily for accelerated depreciation.

**Solvay Plans**

In 2010, AbbVie management approved restructuring plans primarily related to the acquisition of Solvay. This plan streamlined operations, improved efficiencies and reduced costs in certain Solvay sites and functions as well as in certain AbbVie and Solvay commercial organizations in various countries. In 2010, AbbVie recorded a charge of $147 million, with $6 million classified in cost of products sold, $126 million classified in R&D and $15 million classified in SG&A expenses. The following summarizes the employee severance activity for this restructuring.

| (in millions) | |
|---|---|
| 2010 employee severance charge | $147 |
| Payments and other adjustments | (35) |
| Accrued balance at December 31, 2010 | 112 |
| Payments and other adjustments | (92) |
| Accrued balance at December 31, 2011 | 20 |
| Payments and other adjustments | (20) |
| Accrued balance at December 31, 2012 | $ — |

An additional $27 million and $17 million were recorded in 2011 and 2010, respectively, relating to this restructuring, primarily for accelerated depreciation and asset impairments.

## Note 7 Debt, Credit Facilities, and Commitments and Contingencies

**Long-Term Debt**

The following is a summary of long-term debt as of December 31, 2012.

| (in millions) | Effective interest rate in 2012(a) | 2012 |
|---|---|---|
| Floating rate notes due 2015 | 1.13% | 500 |
| 1.2% notes due 2015 | 1.24% | 3,500 |
| 1.75% notes due 2017 | 1.82% | 4,000 |
| 2.0% notes due 2018 | 2.12% | 1,000 |
| 2.9% notes due 2022 | 3.01% | 3,100 |
| 4.4% notes due 2042 | 4.50% | 2,600 |
| Other | — | 104 |
| Fair value hedges and unamortized bond discounts | — | (152) |
| Total long-term debt and lease obligations | | 14,652 |
| Current portion | | 22 |
| Noncurrent portion | | $14,630 |

(a) Excludes the effect of any related interest rate swaps.

In November 2012, AbbVie issued $14.7 billion aggregate principal amount of senior notes. Approximately $3.0 billion of these senior notes were issued to Abbott as partial consideration for the transfer of assets from Abbott to AbbVie. AbbVie used part of the net proceeds from the sale of senior notes (other than the senior notes issued to Abbott) to finance the payment made in November 2012 of a $10.2 billion distribution to Abbott, as provided by the terms of the separation agreement. The debt was guaranteed by Abbott until AbbVie separated from Abbott on January 1, 2013.

AbbVie may redeem all of the senior notes of each series, other than the floating notes due in 2015, at any time, and some of the senior notes of each series, other than the floating notes due in 2015, from time to time, at a redemption price equal to the principal amount of the senior notes redeemed plus a make-whole premium. AbbVie may not redeem the floating notes due in 2015 prior to maturity.

Debt issuance costs incurred in connection with the senior note debt offering, which totaled $63 million, are being amortized over the respective terms of the notes to interest expense in the combined statements of earnings.

At December 31, 2012, the company was in compliance with its senior note covenants.

**Short-Term Borrowings**

At December 31, 2012, short-term borrowings included $1.0 billion of commercial paper borrowings. The weighted-average interest rate on short-term borrowings was 0.4% at December 31, 2012. AbbVie has a $2.0 billion unsecured bank credit facility agreement, which backs the commercial paper program, and matures in July 2017. Abbott was relieved of its obligations under the credit facility upon separation of AbbVie from Abbott on January 1, 2013, and AbbVie became the sole obligor of this facility. The credit facility enables the company to borrow funds on an unsecured basis at floating interest rates. At December 31, 2012, the company was in compliance with its credit facility covenants. Compensating balances and commitment fees are not material.

**Leases**

As part of the separation, AbbVie entered into agreements to lease certain facilities, including office, laboratory, and factory and warehouse space, under principally non-cancelable operating leases. The leases generally provide for the company to pay taxes, maintenance, insurance and other operating costs of the leased property. AbbVie also leases office space on a short-term basis typically under cancelable operating leases. The company has capital lease obligations principally for automobiles. As of December 31, 2012, annual future minimum lease payments are not material.

**Future Minimum Lease Payments and Long-Term Debt Maturities**

| as of and for the years ended December 31 (in millions) | |
|---|---|
| 2013 | $ 22 |
| 2014 | 15 |
| 2015 | 4,012 |
| 2016 | 9 |
| 2017 | 4,000 |
| Later years | 6,746 |
| Total obligations and commitments | 14,804 |
| Fair value hedges and unamortized bond discounts | (152) |
| Current and long-term debt and lease obligations | $14,652 |

**Contingencies and Guarantees**

In connection with the distribution, AbbVie has indemnified Abbott for all liabilities resulting from the operation of AbbVie's business other than income tax liabilities with respect to periods prior to the distribution date and other liabilities as agreed to by AbbVie and Abbott. AbbVie has no material exposures to off-balance sheet arrangements, no special-purpose entities and no activities that included non-exchange-traded contracts accounted for at fair value. In the ordinary course of business, AbbVie has periodically entered into third-party agreements, such as the assignment of product rights, which have resulted in AbbVie becoming secondarily liable for obligations for which AbbVie had previously been primarily liable. Since AbbVie no longer maintains a business relationship with the other parties, AbbVie is unable to develop an estimate of the maximum potential amount of future payments, if any, under these obligations. Based upon past experience, the likelihood of payments under these agreements is remote. AbbVie periodically acquires a business or product rights in which AbbVie agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

## Note 8 Financial Instruments and Fair Value Measures

### Risk Management Policy

The company is exposed to foreign currency exchange rate and interest rate risks related to its business operations. The company's hedging policy attempts to manage these risks to an acceptable level based on the company's judgment of the appropriate trade-off between risk, opportunity and costs. The company uses derivative instruments to reduce its exposure to foreign currency exchange rates. The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company periodically enters into interest rate swaps, based on judgment, to manage interest costs in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. Derivative instruments are not used for trading purposes or to manage exposure to changes in interest rates for investment securities, and none of the company's outstanding derivative instruments contain credit risk related contingent features.

### Financial Instruments

Various AbbVie foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany transactions denominated in a currency other than the functional currency of the local entity. These contracts, totaling $1.0 billion and $249 million at December 31, 2012 and 2011, respectively, are designated as cash flow hedges and are recorded at fair value. Accumulated gains and losses as of December 31, 2012 will be included in cost of products sold at the time the products are sold, generally through the next twelve months.

The company enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated trade payables and receivables and intercompany loans. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2012 and 2011, AbbVie held $4.3 billion and $3.0 billion, respectively, of such foreign currency forward exchange contracts.

AbbVie was a party to interest rate hedge contracts, designated as fair value hedges, totaling $8.0 billion at December 31, 2012. The effect of the hedge is to change a fixed-rate interest obligation to a floating rate for that portion of the debt. AbbVie recorded the contracts at fair value and adjusted the carrying amount of the fixed-rate debt by an offsetting amount.

The following table summarizes the amounts and location of AbbVie's derivative instruments as of December 31.

| (in millions) | Fair value—assets 2012 | 2011 | Balance sheet caption | Fair value—liabilities 2012 | 2011 | Balance sheet caption |
|---|---|---|---|---|---|---|
| Interest rate swaps designated as fair value hedges | $— | $— | | $ 81 | $— | Long-term liabilities |
| Foreign currency forward exchange contracts— | | | | | | |
| Hedging instruments | 1 | 18 | Prepaid expenses and other | 10 | — | Accounts payable and accrued liabilities |
| Others not designated as hedges | 14 | 21 | Prepaid expenses and other | 15 | 43 | Accounts payable and accrued liabilities |
| Total | $15 | $39 | | $106 | $43 | |

The following table summarizes the activity for derivative instruments and the amounts and location of income (expense) and gain (loss) reclassified into income and for certain other derivative instruments for the years ended December 31. The amount of hedge ineffectiveness was not significant in 2012, 2011 and 2010.

| | (Loss) gain recognized in other comprehensive (loss) income | | | Income (expense) and gain (loss) reclassified into income | | | |
|---|---|---|---|---|---|---|---|
| (in millions) | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 | Income statement caption |
| Foreign currency forward exchange contracts— | | | | | | | |
| Designated as cash flow hedges | $(11) | $ (2) | $ 75 | $ 24 | $18 | $45 | Cost of products sold |
| Not designated as hedges | n/a | n/a | n/a | (23) | 30 | 30 | Net foreign exchange (gain) loss |
| Interest rate swaps designated as fair value hedges | n/a | n/a | n/a | (81) | — | — | Interest expense, net |

The loss of $81 million related to fair value hedges recognized in net interest expense in 2012 was offset equally by $81 million in gains on the underlying hedged item, the fixed-rate debt.

**Fair Value Measures**

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels.

- Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets that the company has the ability to access;
- Level 2—Valuations based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and
- Level 3—Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company's management about the assumptions market participants would use in pricing the asset or liability.

The following table summarizes the bases used to measure certain assets and liabilities that are carried at fair value on a recurring basis in the combined balance sheets as of December 31.

| (in millions) | Balance at December 31, 2012 | Basis of fair value measurement: Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and equivalents | $5,901 | $675 | $5,226 | $ — |
| Certificates of deposit | 1,775 | — | 1,775 | — |
| U.S. Treasury securities | 300 | 300 | — | — |
| Equity securities | 12 | 12 | — | — |
| Foreign currency forward contracts | 15 | — | 15 | — |
| Total assets | $8,003 | $987 | $7,016 | $ — |
| **Liabilities** | | | | |
| Interest rate hedges | $ 81 | $ — | $ 81 | $ — |
| Foreign currency forward contracts | 25 | — | 25 | — |
| Contingent consideration | 251 | — | — | 251 |
| Total liabilities | $ 357 | $ — | $ 106 | $251 |

| (in millions) | Balance at December 31, 2011 | Basis of fair value measurement: Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash and equivalents | $ 27 | $ 27 | $— | $ — |
| U.S. Treasury securities | 626 | 626 | — | — |
| Equity securities | 58 | 58 | — | — |
| Foreign currency forward contracts | 39 | — | 39 | — |
| Total assets | $750 | $711 | $39 | $ — |
| **Liabilities** | | | | |
| Foreign currency forward contracts | $ 43 | $ — | $43 | $ — |
| Contingent consideration | 349 | — | — | 349 |
| Total liabilities | $392 | $ — | $43 | $349 |

Available-for-sale equity securities consist of investments for which the fair value is determined by using the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The derivatives entered into by the company are valued using publicized spot and forward prices for foreign currency hedges and publicized swap curves for interest rate hedges. The contingent payments are valued using a discounted cash flow technique that reflects management's expectations about probability of payment.

Gross unrealized holding gains on available-for-sale equity securities totaled $1 million and $44 million at December 31, 2012 and 2011, respectively.

There have been no transfers of assets or liabilities between the fair value measurement levels. The following table is a reconciliation of the fair value measurements that use significant unobservable inputs (Level 3), which consist of contingent payments related to acquisitions.

| (in millions) | |
|---|---|
| Fair value as of December 31, 2010 | $ 295 |
| Other | (2) |
| Loss recognized in earnings | 56 |
| Fair value as of December 31, 2011 | 349 |
| Payments | (134) |
| Other | 7 |
| Loss recognized in earnings | 29 |
| Fair value as of December 31, 2012 | $ 251 |

In connection with the acquisition of Solvay's U.S. pharmaceuticals business in 2010, the achievement of a certain sales milestone resulted in a payment of approximately $134 million in 2012 for which a liability was previously established.

In addition to the financial instruments that the company is required to recognize at fair value on the combined balance sheets, the company has certain financial instruments that are recognized at historical cost or some basis other than fair value. The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below.

| | Book values | | Approximate fair values | |
|---|---|---|---|---|
| (in millions) | 2012 | 2011 | 2012 | 2011 |
| **Assets** | | | | |
| Investments | $ 107 | $171 | $ 104 | $171 |
| **Liabilities** | | | | |
| Short-term borrowings | 1,020 | — | 1,020 | — |
| Current maturities of long-term debt and lease obligations | 22 | 16 | 22 | 16 |
| Long-term debt and lease obligations | 14,630 | 32 | 15,066 | 32 |

The following table summarizes the bases used to measure the approximate fair values of the financial instruments as of December 31, 2012.

| | | Basis of fair value measurement | | |
|---|---|---|---|---|
| (in millions) | Fair value at December 31, 2012 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| **Assets** | | | | |
| Investments | $ 104 | $— | $ 32 | $72 |
| Total assets | $ 104 | $— | $ 32 | $72 |
| **Liabilities** | | | | |
| Short-term borrowings | $ 1,020 | $— | $ 1,020 | $— |
| Current maturities of long-term debt and lease obligations | 22 | — | 22 | — |
| Long-term debt and lease obligations | 15,066 | — | 15,066 | — |
| Total liabilities | $16,108 | $— | $16,108 | $— |

Investments consist of cost method investments and held-to-maturity debt securities. In determining the fair value of cost method investments, the company takes into consideration recent transactions, as well as the financial information of the investee, which represents a Level 3 basis of fair value measurement. The fair value of held-to-maturity debt securities and long-term debt was estimated based upon the quoted market prices for the same or similar debt instruments. The fair values of short-term and current borrowings approximate the carrying values due to the short maturities of these instruments. There were no material adjustments to fair value during the years ended December 31, 2012 and 2011, of assets and liabilities that are not measured at fair value on a recurring basis, except as discussed in Note 4 regarding the impairment of the company's investment in Reata. The counterparties to financial instruments consist of select major international financial institutions.

**Concentrations of Risk**

The company invests excess cash in time deposits, money market funds and U.S. Treasury securities and diversifies the concentration of cash among different financial institutions. The company monitors concentrations of credit risk associated with deposits with financial institutions. Credit exposure limits have been established to limit a concentration with any single issuer or institution.

Three U.S. wholesalers accounted for 48 percent and 43 percent of total net accounts receivables as of December 31, 2012 and 2011, respectively, and substantially all of AbbVie's U.S. sales are to these three wholesalers. In addition, governmental accounts in Greece, Portugal, Italy and Spain accounted for 20 percent and 30 percent of total net accounts receivable as of December 31, 2012 and 2011, respectively.

## Note 9 Post-Employment Benefits

**Abbott Sponsored Plans**

AbbVie employees participated in certain U.S. and international defined benefit pension and other post-employment plans sponsored by Abbott. These plans included participants of Abbott's other businesses and were accounted for as multiemployer plans in AbbVie's combined financial statements. As a result, no asset or liability was recorded by AbbVie in the historical balance sheets through December 31, 2012 to recognize the funded status of these plans. Abbott made voluntary contributions to its defined benefit pension funds that AbbVie accounts for as multiemployer plans totaling $310 million, $289 million and $439 million in 2012, 2011 and 2010, respectively. The multiemployer pension plans were approximately 94 percent and 99 percent funded as of December 31, 2012 and 2011, respectively. In connection with the separation of AbbVie from Abbott on January 1, 2013, these plans will be separated and Abbott will transfer certain liabilities and assets of these plans to AbbVie. The estimated amounts that will be assumed by AbbVie in 2013 are shown in the table below.

| (in millions) | Defined benefit plans | Other post-employment plans |
|---|---|---|
| Accumulated benefit obligations | $ 2,456 | $318 |
| Deferred losses | (1,422) | (59) |
| Projected benefit obligations | 2,929 | 318 |
| Fair value of assets | 2,295 | — |
| Net liability | $ 634 | $318 |

For Abbott sponsored defined benefit and post-employment benefit plans, AbbVie recorded expenses of $200 million in 2012 and $150 million in both 2011 and 2010.

**AbbVie Sponsored Plans**

AbbVie is the sole sponsor for certain other defined benefit pension and other post-employment plans, which have been reflected in the combined balance sheets as of December 31, 2012 and 2011. During 2012, in preparation for the separation from Abbott, certain pension and other post-employment benefit plans were assumed by AbbVie and have been reflected in the December 31, 2012 combined balance sheet. AbbVie made voluntary contributions to the AbbVie sponsored pension plans of $46 million, $64 million and $50 million in 2012, 2011 and 2010, respectively. In the first quarter of 2013, AbbVie made a voluntary contribution of $145 million to its main domestic defined benefit pension plan, which was assumed in 2013.

The benefit plan information in the table below pertains to the AbbVie sponsored pension and other post-employment plans.

| as of and for the years ended December 31 (in millions) | Defined benefit plans 2012 | Defined benefit plans 2011 | Other post-employment plans 2012 |
|---|---|---|---|
| **Projected benefit obligations** | | | |
| Beginning of period | $ 649 | $ 636 | $ — |
| Service cost | 21 | 18 | — |
| Interest cost | 38 | 32 | — |
| Assumption of plan liabilities | 797 | — | 231 |
| Actuarial loss (gain) | 182 | (1) | — |
| Benefits paid | (40) | (35) | — |
| Other, primarily foreign currency translation loss (gain) | 22 | (1) | — |
| End of period | $1,669 | $ 649 | $ 231 |
| **Fair value of plan assets** | | | |
| Beginning of period | $ 230 | $ 201 | $ — |
| Actual return on plans assets | 42 | — | — |
| Company contributions | 46 | 64 | — |
| Assumption of plan assets | 620 | — | — |
| Benefits paid | (40) | (35) | — |
| End of period | 898 | 230 | — |
| Funded status at December 31 | $ (771) | $(419) | $(231) |
| **Amounts recognized in combined balance sheets** | | | |
| Other assets | $ 11 | $ — | $ — |
| Current liabilities | (27) | (22) | (7) |
| Long-term liabilities | (755) | (397) | (224) |
| Net liability at December 31 | $ (771) | $(419) | $(231) |
| Actuarial losses, net | $ 526 | $ 97 | $ 69 |
| Prior service cost | 10 | 1 | (1) |
| AOCI at December 31 | $ 536 | $ 98 | $ 68 |

The projected benefit obligations (PBO) in the table above included $1.1 billion and $405 million at December 31, 2012 and 2011, respectively, related to international defined benefit pension plans which are generally not funded, in accordance with local regulations. Benefit payments for those plans are funded from company assets.

For plans reflected in the table above, the accumulated benefit obligations (ABO) were $1.5 billion and $620 million at December 31, 2012 and 2011, respectively. For those plans reflected in the table above in which the ABO exceeded plan assets at December 31, 2012, the ABO, PBO and aggregate plan assets were $951 million, $1.0 billion and $278 million, respectively.

*Amounts Recognized in AOCI and OCI*

The pension and other post-employment plans' gains or losses and prior service costs or credits not yet recognized in net periodic benefit cost are recognized on a net-of-tax basis in AOCI and will be amortized to net periodic benefit cost in the future. The following is a summary of the pretax losses included in OCI for 2012 and 2011.

| (in millions) | |
|---|---|
| Actuarial loss | $167 |
| Prior service cost | 9 |
| Amortization of prior service cost and actuarial losses | (7) |
| Foreign exchange loss | 5 |
| Total pretax loss recognized in OCI at December 31, 2012 | $174 |
| Actuarial loss | $ 19 |
| Amortization of prior service cost and actuarial losses | (2) |
| Foreign exchange loss | 2 |
| Total pretax loss recognized in OCI at December 31, 2011 | $ 19 |

The pretax amount of actuarial losses and prior service cost included in AOCI at December 31, 2012 that is expected to be recognized in the net periodic benefit cost in 2013 is $32 million for defined benefit plans and $3 million for other post-employment plans.

*Net Periodic Benefit Cost*

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Service cost | $ 21 | $ 18 | $ 15 |
| Interest cost | 38 | 32 | 32 |
| Expected return on plans assets | (29) | (21) | (16) |
| Amortization of actuarial losses and prior service costs | 7 | 2 | 1 |
| Net periodic pension benefit cost | $ 37 | $ 31 | $ 32 |

*Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date*

| | 2012 | 2011 |
|---|---|---|
| Discount rate | 4.0% | 5.1% |
| Rate of compensation increases | 3.9% | 4.2% |

The assumptions above, which were used in calculating the December 31, 2012 measurement date benefit obligations, will be used in the calculation of net periodic benefit cost in 2013.

*Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Discount rate | 5.1% | 5.0% | 5.4% |
| Expected long-term rate of return on plan assets | 8.5% | 8.5% | 8.5% |
| Expected rate of change in compensation | 4.2% | 4.1% | 3.7% |

*Pension Plan Assets*

| | | Basis of fair value measurement | | |
|---|---|---|---|---|
| (in millions) | Balance at December 31, 2012 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Equities | | | | |
| U.S. large cap(a) | $232 | $232 | $ — | $— |
| U.S. mid cap(b) | 45 | 31 | 14 | — |
| International(c) | 276 | 234 | 42 | — |
| Fixed income securities | | | | |
| U.S. government securities(d) | 73 | 24 | 49 | — |
| Corporate debt instruments(e) | 109 | 93 | 16 | — |
| Government Securities International | 26 | 26 | — | — |
| Other | 2 | 1 | 1 | — |
| Absolute return funds(f) | 90 | 22 | 37 | 31 |
| Real assets | 18 | 9 | 7 | 2 |
| Other(g) | 27 | 27 | — | — |
| Fair value of plan assets | $898 | $699 | $166 | $33 |

| | | Basis of fair value measurement | | |
|---|---|---|---|---|
| (in millions) | Balance at December 31, 2011 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Equities | | | | |
| U.S. large cap(a) | $ 54 | $53 | $ 1 | $— |
| U.S. mid cap(b) | 17 | 5 | 12 | — |
| International(c) | 27 | 2 | 25 | — |
| Fixed income securities | | | | |
| U.S. government securities(d) | 35 | 16 | 19 | — |
| Corporate debt instruments(e) | 14 | 3 | 11 | — |
| Other | 2 | 2 | — | — |
| Absolute return funds(f) | 71 | 12 | 32 | 27 |
| Other(g) | 10 | 2 | 8 | — |
| Fair value of plan assets | $230 | $95 | $108 | $27 |

(a) A mix of index funds that track the S&P 500 (50 percent in 2012 and 45 percent in 2011) and separate actively managed equity accounts that are benchmarked to the Russell 1000 (50 percent in 2012 and 55 percent in 2011).

(b) A mix of index funds (75 percent) and separate actively managed equity accounts (25 percent) that track or are benchmarked to the S&P 400 midcap index.

(c) Primarily separate actively managed pooled investment accounts that are benchmarked to the MSCI emerging market and various local indices.

(d) Index funds (50 percent in 2012 and 45 percent in 2011) and separate actively managed accounts (50 percent in 2012 and 55 percent in 2011).

(e) Index funds (20 percent in 2012 and 40 percent in 2011) and separate actively managed accounts (80 percent in 2012 and 60 percent in 2011).

(f) Primarily funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies including, but not limited to equities, fixed income, commodities, interest rate futures, currencies and other securities to outperform an agreed upon benchmark with specific return and volatility targets.

(g) Primarily investments in liquid commodity future contracts, private energy funds, cash and cash equivalents.

Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company that are valued using significant other observable inputs are valued at the net asset value (NAV) provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry-recognized vendors. Absolute return funds and commodities are valued at the NAV provided by the fund administrator.

The following table summarizes the change in the value of plan assets that are measured using significant unobservable inputs (Level 3).

| (in millions) | 2012 | 2011 |
|---|---|---|
| January 1 | $27 | $22 |
| Transfers in from other categories | — | 3 |
| Actual return on plan assets on hand at year end | 3 | (1) |
| Purchases, sales and settlements, net | 3 | 3 |
| December 31 | $33 | $27 |

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, balancing higher return, more volatile equity securities, and lower return, less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities and credit quality. There are no known significant concentrations of risk in the plans' assets.

The plans' expected return on assets, as shown above is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

*Expected Pension and Other Post-Employment Payments*

| (in millions) | Defined benefit plans | Other post-employment plans |
|---|---|---|
| 2013 | $ 58 | $ 7 |
| 2014 | 59 | 7 |
| 2015 | 60 | 8 |
| 2016 | 64 | 8 |
| 2017 | 65 | 9 |
| 2018 to 2022 | 363 | 53 |

The above table reflects total benefit payments expected to be paid to participants, which includes payments funded from company assets as well as paid from the plans.

**Other**

AbbVie employees also participate in the Abbott Laboratories Stock Retirement Plan, which is Abbott's principal defined contribution plan. AbbVie recorded expense of $67 million, $68 million and $65 million for the years ended December 31, 2012, 2011 and 2010, respectively, related to this plan.

AbbVie provides certain other post-employment benefits, primarily salary continuation plans, to qualifying employees and accrues for the related cost over the service lives of the employees.

## Note 10 Stock-Based Compensation

Prior to separation, AbbVie employees participated in Abbott's incentive stock program. In conjunction with the separation, the company adopted the AbbVie Incentive Stock Program, which provides for the assumption of certain awards granted under the Abbott incentive stock program and authorizes the grant of several different forms of benefits including nonqualified stock options, restricted stock awards (RSAs), and restricted stock units (RSUs). The AbbVie Incentive Stock Program initially reserved 100 million shares of common stock for issuance with respect to awards for participants. Subsequent to year-end, this reserve was reduced by approximately 7 million shares for stock option, RSA and RSU awards granted by AbbVie's Board of Directors.

The following disclosures represent the portion of Abbott's incentive stock program in which AbbVie employees participated. All awards granted under the program consisted of Abbott common shares. As such, all related equity account balances are reflected in Abbott's consolidated statements of stockholders' equity and have not been reflected in AbbVie's combined financial statements. AbbVie's combined statements of earnings reflects compensation expense for these stock-based awards associated with the portion of Abbott's incentive stock program in which AbbVie employees participated; accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that AbbVie would have experienced as an independent, publicly-traded company for the periods presented.

All equity award amounts presented below have not been converted to reflect the separation from Abbott. Upon the separation on January 1, 2013, holders of Abbott stock options, RSAs and RSUs generally received one AbbVie stock-based award for each Abbott stock-based award outstanding. The value of the combined Abbott and AbbVie stock-based awards after separation was designed to generally preserve the intrinsic value and the fair value of the award immediately prior to separation. The per share data presented in this Note has not been adjusted to reflect the impact of the separation.

**Stock Compensation Expense**

Stock compensation expense recognized in the combined statements of earnings was $187 million, $163 million and $167 million in 2012, 2011 and 2010, respectively. The related tax benefit recognized was $56 million, $48 million and $51 million in 2012, 2011 and 2010, respectively. More than half of stock-compensation expense was classified in SG&A, with the remainder classified in R&D and cost of products sold. Compensation costs capitalized in the combined balance sheets at December 31, 2012 and 2011 was not significant.

Compensation expense for stock-based awards is measured based on the fair value of the awards, as of the date the share-based awards are granted and adjusted to the estimated number of awards that are expected to vest. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Compensation cost for stock-based awards are amortized over their service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense. For stock-based awards granted to retirement-eligible employees, compensation expense is recognized immediately at the grant date because the employee is able to retain the award without continuing to provide service.

**Stock Options**

The exercise price for options granted is at least equal to 100 percent of the market value on the date of grant. Stock options typically have a contractual term of 10 years and generally vest in one-third increments over a three-year period except for options with a replacement feature. Pre-2005 options were granted with a replacement option feature. The terms and conditions of the replacement option are the same in all material respects as those applicable to the original grant. When the exercise price of an option with a replacement option feature is paid with the common shares held by the employee, a replacement option is granted for the number of shares used to make that payment. The closing price of the common share on the business day before the exercise is used to determine the number of shares required to exercise the related option and the exercise price of the replacement option. The replacement option is exercisable in full six months after the date of grant, and has a term expiring on the expiration date of the original option.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average assumptions used in estimating the fair value of stock options granted during each year, along with weighted-average grant-date fair values, were as follows.

| years ended December 31 | 2012 | 2011 | 2010 |
|---|---|---|---|
| Risk-free interest rate | 1.2% | 2.7% | 2.9% |
| Average life of options (years) | 6.0 | 6.0 | 6.0 |
| Volatility | 21.0% | 21.0% | 22.0% |
| Dividend yield | 3.6% | 4.1% | 3.2% |
| Fair value per stock option | $6.80 | $6.23 | $9.24 |

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

The following table summarizes stock option activity for the year ended December 31, 2012 and stock option outstanding balances at December 31, 2012 under Abbott's Incentive Stock Programs for AbbVie employees.

| (options in thousands, aggregate intrinsic value in millions) | Options | Weighted average exercise price | Weighted average remaining life (in years) | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding at December 31, 2011 | 25,783 | $49.77 | 4.1 | |
| Granted | 944 | 62.54 | | |
| Exercised | (13,347) | 49.62 | | |
| Lapsed | (95) | 53.88 | | |
| Outstanding at December 31, 2012 | 13,285 | $50.80 | 3.7 | $196 |
| Exercisable at December 31, 2012 | 12,329 | $50.09 | 3.6 | $190 |

The aggregate intrinsic value in the table above represents the difference between the exercise price and the closing stock price on the last day of trading of the year. The total intrinsic value of options exercised in 2012, 2011 and 2010 was $170 million, $31 million and $20 million, respectively.

As of December 31, 2012, $1 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over the next three years.

**RSAs & RSUs**

Restricted stock awards generally vest between three and five years. For restricted stock awards that vest over five years, no more than one-third of the award vests in any one year. RSUs vest over three years and upon vesting, the recipient receives one share of common stock for each vested restricted stock unit. The fair value of RSAs and RSUs is determined based on the number of shares granted and the quoted price of the common stock on the date of grant.

The following table summarizes RSAs and RSUs balances and activity under Abbott's Incentive Stock Programs for AbbVie employees.

| (share units in thousands) | Share units | Weighted average grant date fair value |
|---|---|---|
| Nonvested shares December 31, 2011 | 4,710 | $50.29 |
| Granted | 2,749 | 56.07 |
| Vested | (2,164) | 51.23 |
| Lapsed | (251) | 48.62 |
| Nonvested shares December 31, 2012 | 5,044 | $53.12 |

The fair market value of restricted stock awards and units vested in 2012, 2011 and 2010 was $123 million, $74 million and $53 million, respectively. As of December 31, 2012, $90 million of unrecognized compensation cost related to RSAs and RSUs is expected to be recognized as expense over the next three years.

## Note 11 Income Taxes

### Earnings Before Income Taxes

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Domestic | $ 625 | $ 626 | $ (191) |
| Foreign | 5,100 | 3,042 | 5,027 |
| Total earnings before income taxes | $5,725 | $3,668 | $4,836 |

### Income Taxes

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| **Current** | | | |
| Domestic | $ 94 | $ 177 | $ 987 |
| Foreign | 252 | 390 | 408 |
| Total current taxes | $346 | $ 567 | $1,395 |
| **Deferred** | | | |
| Domestic | $ 89 | $(198) | $ (624) |
| Foreign | 15 | (134) | (113) |
| Total deferred taxes | 104 | (332) | (737) |
| Total income taxes | $450 | $ 235 | $ 658 |

### Effective Tax Rate Reconciliation

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Statutory tax rate | 35.0% | 35.0% | 35.0% |
| Benefit of lower tax rates and tax exemptions, primarily in Puerto Rico | (23.5) | (25.4) | (22.5) |
| Resolution of certain tax positions pertaining to prior years | (3.4) | (11.2) | — |
| Effect of non-deductible litigation loss accrual | 0.6 | 12.9 | — |
| Puerto Rico excise tax credit | (1.2) | (3.2) | — |
| State taxes, net of federal benefit | 0.1 | 0.3 | 0.2 |
| All other, net | 0.3 | (2.0) | 0.9 |
| Effective tax rate | 7.9% | 6.4% | 13.6% |

Income taxes in 2012 and 2011 included the recognition of tax benefits totaling approximately $195 million and $410 million, respectively, as a result of favorable resolutions of various tax positions pertaining to prior years. Income taxes in 2011 also reflected the non-deductibility of a litigation reserve. Excluding these discrete items, the effective tax rates were less than the statutory U.S. federal income tax rate of 35 percent principally due to the benefit of lower statutory tax rates and tax exemptions in Puerto Rico and other foreign taxing jurisdictions, which reduced the tax rates by 23.5, 25.4 and 22.5 percentage points in 2012, 2011 and 2010, respectively.

In 2010, Puerto Rico enacted legislation that assesses an excise tax beginning in 2011 on certain products manufactured in Puerto Rico. The tax is levied on gross inventory purchases from entities in Puerto Rico and is included in cost of products sold in the combined statements of earnings. The majority of the tax is creditable for U.S. income tax purposes. In 2012 and 2011, the excise tax totaled approximately $180 million and $105 million, respectively.

At December 31, 2012, U.S. income taxes have not been provided on approximately $19.4 billion of undistributed foreign earnings as these earnings have been indefinitely reinvested for continued use in foreign operations. It is not practicable to determine the amount of deferred income taxes not provided on these earnings.

**Deferred Tax Assets and Liabilities**

| as of December 31 (in millions) | 2012 | 2011 |
|---|---|---|
| **Deferred tax assets** | | |
| Compensation and employee benefits | $ 295 | $ 290 |
| Trade receivable reserves | 412 | 371 |
| Inventory reserves | 42 | 49 |
| Deferred intercompany profit | 777 | 592 |
| State income taxes | 106 | 125 |
| Other | 1,039 | 1,196 |
| Total deferred tax assets | $2,671 | $2,623 |
| **Deferred tax liabilities** | | |
| Depreciation | — | (20) |
| Other, primarily the excess of book basis over tax basis of intangible assets | (857) | (983) |
| Total deferred tax liabilities | (857) | (1,003) |
| Net deferred tax asset | $1,814 | $1,620 |

**Unrecognized Tax Benefits**

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| January 1 | $1,039 | $1,645 | $1,319 |
| Increase due to current year tax positions | 370 | 294 | 346 |
| Increase due to prior year tax positions | 1 | 149 | 110 |
| Decrease due to current year tax positions | — | (15) | — |
| Decrease due to prior year tax positions | (220) | (604) | (48) |
| Settlements | (50) | (430) | (82) |
| December 31 | $1,140 | $1,039 | $1,645 |

AbbVie and Abbott entered into a tax sharing agreement effective on the date of separation. For tax contingencies prior to the separation, Abbott will indemnify and hold AbbVie harmless if the tax positions are settled for amounts in excess of recorded liabilities, and AbbVie will not benefit if prior tax positions are resolved more favorably than recorded amounts. As a result, no liability for uncertain tax positions was recorded in the combined financial statements as of December 31, 2012, 2011 and 2010.

## Note 12 Litigation

There are a number of patent disputes with third parties who claim AbbVie's products infringe their patents. On February 21, 2012, the U.S. Supreme Court denied Centocor Inc.'s and New York University's petition to review a February 2011 Federal Circuit Court of Appeals decision reversing a $1.67 billion judgment in favor of Centocor and New York University on a patent they claimed AbbVie's HUMIRA infringed. This decision concludes the case.

The U.S. Department of Justice, through the U.S. Attorney for the Western District of Virginia, and various state Attorneys General investigated AbbVie's sales and marketing activities for Depakote. The government sought to determine whether any of these activities violated civil and/or criminal laws, including the Federal False Claims Act, the Food, Drug and Cosmetic Act, and the Anti-Kickback Statute in connection with Medicare and/or Medicaid reimbursement to third parties. The state Attorneys General offices sought to determine whether any of these activities violated various state laws, including state consumer fraud/protection statutes. AbbVie recorded charges of $1.5 billion in the third quarter of 2011 and $100 million in the first quarter of 2012 related to civil and criminal claims arising from this matter. In May 2012, AbbVie reached resolution of all Depakote-related federal claims, Medicaid-related claims with 49 states and the District of Columbia, and consumer protection claims with 45 states and the District of Columbia. In 2012, AbbVie paid approximately $1.6 billion for the settlement. The payments were material to AbbVie's cash flows in 2012.

The recorded accrual balance for litigation at December 31, 2012 was not significant. Within the next year, other legal proceedings may occur that may result in a change in the estimated loss accrued by AbbVie. While it is not feasible to predict the outcome of all other proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on AbbVie's financial position, cash flows, or results of operations.

## Note 13 Related Party Transactions with Abbott

In the historical financial statements, Abbott provided AbbVie certain services, which included administration of treasury, payroll, employee compensation and benefits, travel and meeting services, public and investor relations, real estate services, internal audit, telecommunications, information technology, corporate income tax and selected legal services. Some of these services will be provided to AbbVie on a temporary basis after the separation. The financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred had AbbVie been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of AbbVie in the future or what they would have been had AbbVie been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to AbbVie are reasonable. The allocation methods included relative sales, headcount, square footage, number of transactions or other measures. These allocations totaled $838 million, $801 million and $677 million for the years ended December 31, 2012, 2011 and 2010, respectively. In 2012, AbbVie incurred $288 million of separation-related expenses, including legal, information technology and regulatory fees, which were principally classified in SG&A. As of December 31, 2012, outstanding intercompany transactions between AbbVie and Abbott are reflected as Due from Abbott Laboratories and Due to Abbott Laboratories in the combined balance sheet.

## Note 14 Segment and Geographic Area Information

AbbVie operates in one business segment—pharmaceutical products. Substantially all of AbbVie's U.S. sales are to three wholesalers. Outside the United States, products are sold primarily to health care providers or through distributors, depending on the market served. Net sales of key products were as follows.

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| HUMIRA | $ 9,265 | $ 7,932 | $ 6,508 |
| AndroGel | 1,152 | 874 | 649 |
| TriCor/TRILIPIX | 1,098 | 1,372 | 1,355 |
| Kaletra | 1,013 | 1,170 | 1,223 |
| Niaspan | 911 | 976 | 927 |
| Synagis | 842 | 792 | 726 |
| Lupron | 800 | 810 | 741 |
| Sevoflurane | 602 | 665 | 664 |
| Synthroid | 551 | 522 | 451 |
| Norvir | 389 | 419 | 344 |
| Zemplar | 383 | 409 | 596 |
| Creon | 353 | 332 | 246 |
| All other | 1,021 | 1,171 | 1,208 |
| Net sales | $18,380 | $17,444 | $15,638 |

Net sales to external customers, based on the country that sold the product, were as follows.

| years ended December 31 (in millions) | 2012 | 2011 | 2010 |
|---|---|---|---|
| United States | $10,435 | $ 9,712 | $ 8,971 |
| The Netherlands | 776 | 904 | 845 |
| Germany | 756 | 701 | 635 |
| Japan | 718 | 616 | 484 |
| United Kingdom | 552 | 496 | 418 |
| Spain | 525 | 569 | 515 |
| France | 500 | 516 | 479 |
| Canada | 500 | 446 | 374 |
| Brazil | 434 | 382 | 287 |
| Italy | 408 | 428 | 385 |
| All other countries | 2,776 | 2,674 | 2,245 |
| Net sales | $18,380 | $17,444 | $15,638 |

Long-lived assets, consisting of net property and equipment in the United States and Puerto Rico, totaled approximately $1.6 billion and $1.5 billion as of December 31, 2012 and 2011, respectively.

**Note 15 Quarterly Financial Data (unaudited)**

| (in millions except per share data) | 2012 | 2011 |
|---|---|---|
| **First Quarter** | | |
| Net sales | $4,173 | $3,897 |
| Gross margin | 3,017 | 2,689 |
| Net earnings | 883 | 723 |
| Basic and diluted earnings per share | 0.56 | 0.46 |
| **Second Quarter** | | |
| Net sales | $4,493 | $4,274 |
| Gross margin | 3,420 | 3,168 |
| Net earnings | 1,267 | 1,540 |
| Basic and diluted earnings per share | 0.80 | 0.98 |
| **Third Quarter** | | |
| Net sales | $4,508 | $4,409 |
| Gross margin | 3,494 | 3,260 |
| Net earnings | 1,585 | 13 |
| Basic and diluted earnings per share | 1.01 | 0.01 |
| **Fourth Quarter** | | |
| Net sales | $5,206 | $4,864 |
| Gross margin | 3,941 | 3,688 |
| Net earnings | 1,540 | 1,157 |
| Basic and diluted earnings per share | 0.98 | 0.73 |

The computation of basic and diluted earnings per share for all periods was calculated using the shares distributed on January 1, 2013.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AbbVie Inc.:

We have audited the accompanying combined balance sheets of AbbVie Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related combined statements of earnings, comprehensive income, statement of parent company equity and cash flows for each of the three years in the period ended December 31, 2012. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of Abbott Laboratories. The combined financial statements also include expense allocations for certain corporate functions historically provided by Abbott Laboratories. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate legal entity apart from Abbott Laboratories.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 15, 2013

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As previously reported on AbbVie's Current Report on Form 8-K, dated December 20, 2012, the Audit Committee of AbbVie's Board of Directors approved the dismissal of Deloitte & Touche LLP (Deloitte) as AbbVie's independent registered public accountant, effective as of the date of Deloitte's completion of the audit services for the fiscal year ending December 31, 2012 and the filing of AbbVie's 2012 Annual Report on Securities and Exchange Commission Form 10-K, and approved the appointment of Ernst & Young LLP as AbbVie's independent registered public accounting firm to perform independent audit services beginning with the fiscal year ending December 31, 2013.

During the fiscal years ended December 31, 2012, 2011 and 2010, and through March 15, 2013, (i) there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between AbbVie and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its reports on AbbVie's combined financial statements for such years, and (ii) there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

## ITEM 9A. CONTROLS AND PROCEDURES

***Disclosure Controls and Procedures***

***Evaluation of disclosure controls and procedures.*** The Chief Executive Officer, Richard A. Gonzalez, and the Chief Financial Officer, William J. Chase, evaluated the effectiveness of AbbVie's disclosure controls and procedures as of the end of the period covered by this report, and concluded that AbbVie's disclosure controls and procedures were effective to ensure that information AbbVie is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by AbbVie in the reports that it files or submits under the Exchange Act is accumulated and communicated to AbbVie's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

***Internal Control Over Financial Reporting***

***Management's annual report on internal control over financial reporting.*** This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

***Changes in internal control over financial reporting.*** During the quarter ended December 31, 2012, there were no changes in AbbVie's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, AbbVie's internal control over financial reporting.

***Inherent Limitations on Effectiveness of Controls.*** AbbVie's management, including its Chief Executive Officer and its Chief Financial Officer, do not expect that AbbVie's disclosure controls or internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.

The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

**ITEM 9B. OTHER INFORMATION**

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference are "Information Concerning Director Nominees," "The Board of Directors and its Committees—Committees of the Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Procedure for Recommendation and Nomination of Directors and Transaction of Business at Annual Meeting" to be included in the 2013 AbbVie Inc. Proxy Statement. The 2013 Proxy Statement will be filed on or about March 15, 2013. Also incorporated herein by reference is the text found under the caption, "Executive Officers of the Registrant" on pages 35 through 36 hereof.

AbbVie's code of business conduct requires all its business activities to be conducted in compliance with laws, regulations, and ethical principles and values. All directors, officers, and employees of AbbVie are required to read, understand, and abide by the requirements of the code of business conduct applicable to them.

Any waiver of the code of business conduct for directors or executive officers may be made only by AbbVie's audit committee. AbbVie will disclose any amendment to, or waiver from, a provision of the code of conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on its website within four business days following the date of the amendment or waiver. In addition, AbbVie will disclose any waiver from the code of business conduct for the other executive officers and for directors on the website.

AbbVie has a chief ethics and compliance officer who reports to both the chief executive officer and to the public policy committee. The chief ethics and compliance officer is responsible for overseeing, administering, and monitoring AbbVie's compliance program.

### ITEM 11. EXECUTIVE COMPENSATION

The material to be included in the 2013 Proxy Statement under the headings "Director Compensation," "Executive Compensation," and "Compensation Committee Report" is incorporated herein by reference. The 2013 Proxy Statement will be filed on or about March 15, 2013.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) *Equity Compensation Plan Information.* AbbVie did not have any outstanding shares issued under a company equity compensation plan as of December 31, 2012.

(b) *Information Concerning Security Ownership.* Incorporated herein by reference is the material under the heading "Ownership of Securities—Security Ownership of Executive Officers and Directors" in the 2013 Proxy Statement. The 2013 Proxy Statement will be filed on or about March 15, 2013.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The material to be included in the 2013 Proxy Statement under the headings "The Board of Directors and its Committees," "Corporate Governance Materials," "Procedures for Approval of Related Person Transactions," and "Transactions with Abbott" is incorporated herein by reference. The 2013 Proxy Statement will be filed on or about March 15, 2013.

### ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The material to be included in the 2013 Proxy Statement under the headings "Audit Information—Audit Fees and Non-Audit Fees" and "Audit Information—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor" is incorporated herein by reference. The 2013 Proxy Statement will be filed on or about March 15, 2013.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this Form 10-K.*

(1) *Financial Statements:* See Item 8, "Financial Statements and Supplementary Data," on page 59 hereof, for a list of financial statements.

(2) *Financial Statement Schedules:* All schedules omitted are inapplicable or the information required is shown in the combined financial statements or notes thereto.

(3) *Exhibits Required by Item 601 of Regulation S-K:* The information called for by this paragraph is incorporated herein by reference to the Exhibit Index on pages 101 through 103 of this Form 10-K.

(b) *Exhibits filed (see Exhibit Index on pages 101 through 103).*

(c) *Financial Statement Schedules:* None applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, AbbVie Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AbbVie Inc.

By: /s/ RICHARD A. GONZALEZ

Name: Richard A. Gonzalez
Title: Chairman of the Board and Chief Executive Officer

Date: March 15, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of AbbVie Inc. on March 15, 2013 in the capacities indicated below.

/s/ RICHARD A. GONZALEZ

Richard A. Gonzalez
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ WILLIAM J. CHASE

William J. Chase
Executive Vice President,
Chief Financial Officer
(Principal Financial Officer)

/s/ THOMAS A. HURWICH

Thomas A. Hurwich
Vice President, Controller
(Principal Accounting Officer)

/s/ ROBERT J. ALPERN, M.D.

Robert J. Alpern, M.D.
Director of AbbVie Inc.

/s/ ROXANNE S. AUSTIN

Roxanne S. Austin
Director of AbbVie Inc.

/s/ WILLIAM H.L. BURNSIDE

William H.L. Burnside
Director of AbbVie Inc.

/s/ EDWARD M. LIDDY

Edward M. Liddy
Director of AbbVie Inc.

/s/ EDWARD J. RAPP

Edward J. Rapp
Director of AbbVie Inc.

/s/ ROY S. ROBERTS

Roy S. Roberts
Director of AbbVie Inc.

/s/ GLENN F. TILTON

Glenn F. Tilton
Director of AbbVie Inc.

/s/ FREDERICK H. WADDELL

Frederick H. Waddell
Director of AbbVie Inc.

**EXHIBIT INDEX**
**ABBVIE INC.**
**ANNUAL REPORT**
**FORM 10-K**
**2012**

Exhibits 32.1 and 32.2 are furnished herewith and should not be deemed to be "filed under the Securities Exchange Act of 1934."

| Exhibit Number | Exhibit Description |
|---|---|
| 2.1 | *Separation and Distribution Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 2.1 of Amendment No. 6 to the Company's Registration Statement on Form 10 filed on November 30, 2012). |
| 3.1 | *Amended and Restated Certificate of Incorporation of AbbVie Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 3.2 | *Amended and Restated By-Laws of AbbVie Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 4.1 | *Indenture dated as of November 8, 2012 between AbbVie Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 of Amendment No. 5 to the Company's Registration Statement on Form 10 filed on November 16, 2012). |
| 4.2 | *Supplemental Indenture No. 1 dated as of November 8, 2012 among AbbVie Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 of Amendment No. 5 to the Company's Registration Statement on Form 10 filed on November 16, 2012). |
| 4.3 | *Registration Rights Agreement dated November 8, 2012 by and among AbbVie Inc., Abbott Laboratories, Morgan Stanley & Co. LLC, Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.3 of Amendment No. 5 to the Company's Registration Statement on Form 10 filed on November 16, 2012). |
| 10.1 | *U.S. Transition Services Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.2 | *Ex-U.S. Transition Services Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.3 | *Tax Sharing Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.4 | *Special Products Master Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.5 | *Employee Matters Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed on January 2, 2013). |

| Exhibit Number | Exhibit Description |
| --- | --- |
| 10.6 | *International Commercial Operations Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.7 | *Luxembourg International Commercial Operations Agreement by and between Abbott Investments Luxembourg S.àr.l. and AbbVie Investments S.àr.l. (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.8 | *Information Technology Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.9 | *Transitional Trademark License Agreement by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed on January 2, 2013). |
| 10.10 | *Form of Finished Goods Supply Agreements by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.11 of Amendment No. 2 to the Company's Registration Statement on Form 10 filed on September 4, 2012). |
| 10.11 | *Form of Contract Manufacturing Agreements by and between Abbott Laboratories and AbbVie Inc. (incorporated by reference to Exhibit 10.12 of Amendment No. 2 to the Company's Registration Statement on Form 10 filed on September 4, 2012). |
| 10.12 | *Form of Agreement Regarding Change in Control (incorporated by reference to Exhibit 10.13 of Amendment No. 5 to the Company's Registration Statement on Form 10 filed on November 16, 2012).** |
| 10.13 | *AbbVie 2013 Incentive Stock Program (incorporated by reference to Exhibit 10.14 of Amendment No. 6 to the Company's Registration Statement on Form 10 filed on November 30, 2012).** |
| 10.14 | AbbVie 2013 Management Incentive Plan.** |
| 10.15 | AbbVie 2013 Performance Incentive Plan.** |
| 10.16 | AbbVie Deferred Compensation Plan.** |
| 10.17 | AbbVie Non-Employee Directors' Fee Plan.** |
| 10.18 | AbbVie Supplemental Pension Plan.** |
| 10.19 | AbbVie Supplemental Savings Plan.** |
| 10.20 | *Purchase Agreement dated November 5, 2012 between AbbVie Inc., Abbott Laboratories, as guarantor, and Morgan Stanley & Co. LLC, Barclays Capital Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.21 of Amendment No. 6 to the Company's Registration Statement on Form 10 filed on November 30, 2012). |
| 21.1 | Subsidiaries of AbbVie Inc. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Chief Executive Officer Required by Rule 13a-14(a) (17 CFR 240.13a-14(a)). |
| 31.2 | Certification of Chief Financial Officer Required by Rule 13a-14(a) (17 CFR 240.13a-14(a)). |

| Exhibit Number | Exhibit Description |
|---|---|
| 32.1 | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| | The AbbVie Inc. 2013 Proxy Statement will be filed with the Securities and Exchange Commission under separate cover on or about March 15, 2013. |

* Incorporated herein by reference. Commission file number 001-35565.

** Denotes management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.

AbbVie will furnish copies of any of the above exhibits to a shareholder upon written request to the Secretary, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064.

(This page has been left blank intentionally.)



# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 6, 2013**

The Annual Meeting of the Stockholders of AbbVie Inc. will be held at the Beechwood Hotel, 363 Plantation Street, Worcester, Massachusetts 01605, on Monday, May 6, 2013, at 9:00 a.m. for the following purposes:

- To elect 3 directors to hold office until the next Annual Meeting or until their successors are elected (Item 1 on the proxy card),
- To ratify the appointment of Ernst & Young LLP as auditors of AbbVie for 2013 (Item 2 on the proxy card),
- To vote on an advisory vote on the approval of executive compensation (Item 3 on the proxy card),
- To determine, in an advisory vote, whether the stockholder advisory vote to approve executive compensation should occur every one, two or three years (Item 4 on the proxy card),
- To approve the AbbVie 2013 Incentive Stock Program (Item 5 on the proxy card), and
- To transact such other business as may properly come before the meeting.

**Your Vote Is Important**

**Please promptly vote your shares by telephone, using the Internet, or by signing and returning your proxy in the enclosed envelope if you received a printed version.**

**The board of directors recommends that you vote FOR Items 1, 2, 3, and 5 on the proxy card.**

**The board of directors recommends that you vote for an annual (1 YEAR) frequency of the stockholder advisory vote on executive compensation (Item 4 on the proxy card).**

The close of business on March 8, 2013, has been fixed as the record date for determining the stockholders entitled to receive notice of and to vote at the Annual Meeting.

**AbbVie's 2013 Proxy Statement and 2012 Annual Report to Stockholders are available at www.abbvieinvestor.com.** If you are a registered stockholder, you may access your proxy card by either:

- Going to the following website: www.proxyvote.com, entering the information requested on your computer screen and following the simple instructions, or
- Calling (in the United States, U.S. territories, and Canada) toll free 1-800-690-6903 on a touch-tone telephone and following the simple instructions provided by the recorded message.

Admission to the meeting will be by admission card only. If you plan to attend, please complete and return the reservation form in the back of these materials and an admission card will be sent to you. Due to space limitations, reservation forms must be received before April 29, 2013. Each admission card, along with photo identification, admits one person. A stockholder may request two admission cards, but a guest must be accompanied by a stockholder.

By order of the board of directors.

Laura J. Schumacher
*Secretary*

March 15, 2013



# PROXY STATEMENT

## Table of Contents

abbvie

# PROXY STATEMENT

## SOLICITATION OF PROXIES

The accompanying proxy is solicited on behalf of the board of directors for use at the Annual Meeting of Stockholders. The meeting will be held on May 6, 2013, at the Beechwood Hotel, 363 Plantation Street, Worcester, Massachusetts 01605. This proxy statement and the accompanying proxy card are being mailed to stockholders on or about March 19, 2013.

## INFORMATION ABOUT THE ANNUAL MEETING

### Who Can Vote

Stockholders of record at the close of business on March 8, 2013 will be entitled to notice of and to vote at the Annual Meeting. As of March 8, 2013, AbbVie had 1,582,985,989 outstanding shares of common stock, which are AbbVie's only outstanding voting securities. Each stockholder has one vote per share. Stockholders do not have the right to vote cumulatively in electing directors.

### Notice and Access

In accordance with the Securities and Exchange Commission's e-proxy rules, AbbVie mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to certain stockholders in mid-March of 2013. The Notice describes the matters to be considered at the Annual Meeting and how the stockholders can access the proxy materials online. It also provides instructions on how those stockholders can vote their shares. If you received the Notice, you will not receive a print version of the proxy materials, unless you request one. If you would like to receive a print version of the proxy materials, free of charge, please follow the instructions on the Notice.

### Voting by Proxy

AbbVie's stockholders may vote their shares by telephone, the Internet, or at the Annual Meeting. If you vote by telephone or the Internet, you do not need to return your proxy card. The instructions for voting can be found with your proxy card, on the Notice, and on the website listed in the Notice. If you received or requested a printed version of the proxy card, you may also vote by mail.

### Revoking a Proxy

You may revoke your proxy by voting in person at the Annual Meeting or, at any time prior to the meeting:

- by delivering a written notice to the secretary of AbbVie,
- by delivering an authorized proxy with a later date, or
- by voting by telephone or the Internet after you have given your proxy.

### Discretionary Voting Authority

Unless authority is withheld in accordance with the instructions on the proxy, the persons named in the proxy will vote the shares of AbbVie common stock covered by proxies they receive to elect the 3 nominees named in Item 1 on the proxy card. Should a nominee become unavailable to serve, the shares will be voted for a substitute designated by the board of directors, or for fewer than 3 nominees if, in the judgment of the proxy holders, such action is necessary or desirable.

Where a stockholder has specified a choice for or against the ratification of the appointment of Ernst & Young LLP as auditors, the advisory vote on the approval of executive compensation, the advisory vote on the frequency of votes to approve executive compensation, the approval of the AbbVie

2013 Incentive Stock Program or where the stockholder has abstained on these matters, the shares of AbbVie common stock represented by the proxy will be voted (or not voted) as specified. Where no choice has been specified, the proxy will be voted FOR the ratification of Ernst & Young LLP as auditors, FOR the approval of executive compensation, FOR management's recommendation to hold a vote to approve executive compensation annually, and FOR the approval of the AbbVie 2013 Incentive Stock Program.

The board of directors is not aware of any other issue which may properly be brought before the meeting. If other matters are properly brought before the meeting, the accompanying proxy will be voted in accordance with the judgment of the proxy holders.

**Quorum and Vote Required to Approve Each Item on the Proxy**

A majority of the outstanding shares entitled to vote generally in the election of directors, represented in person or by proxy, constitutes a quorum. The affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the stockholders with respect to that matter.

**Effect of Broker Non-Votes and Abstentions**

A proxy submitted by an institution such as a broker or bank that holds shares for the account of a beneficial owner may indicate that all or a portion of the shares represented by that proxy are not being voted with respect to a particular matter. This could occur, for example, when the broker or bank is not permitted to vote those shares in the absence of instructions from the beneficial owner of the stock. These "non-voted shares" will be considered shares not present and, therefore, not entitled to vote on those matters, although these shares may be considered present and entitled to vote for other purposes. Brokers and banks have discretionary authority to vote shares in the absence of instructions on matters the New York Stock Exchange considers "routine," such as the ratification of the appointment of the auditors. They do not have discretionary authority to vote shares in absence of instructions on "non-routine" matters. The election of directors, the advisory vote on the approval of executive compensation, the advisory vote on the frequency of votes to approve executive compensation, and the approval of the AbbVie 2013 Incentive Stock Program are considered "non-routine" matters. Non-voted shares will not affect the determination of the outcome of the vote on any matter to be decided at the meeting. Shares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on that matter, other than the election of directors, will have the effect of votes against that matter.

**Inspectors of Election**

The inspectors of election and the tabulators of all proxies, ballots, and voting tabulations that identify stockholders are independent and are not AbbVie employees.

**Cost of Soliciting Proxies**

AbbVie will bear the cost of making solicitations from its stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail, telephone, Internet, or in person by directors, officers, or employees of AbbVie and its subsidiaries.

AbbVie has retained Georgeson Inc. to aid in the solicitation of proxies, at an estimated cost of $19,500 plus reimbursement for reasonable out-of-pocket expenses.

**AbbVie Savings Plan**

Participants in the AbbVie Savings Plan will receive a voting instruction card for their shares of AbbVie common stock held in the AbbVie Savings Plan Trust. The Trust is administered by both a trustee and an investment committee. The trustee is Mercer Trust Company. The members of the investment committee are Timothy J. Richmond, Amarendra Duvvur, and William H.S. Preece, employees of AbbVie. The voting power with respect to the shares is held by and shared between the investment committee and the participants. The investment committee must solicit voting instructions from the participants and follow the voting instructions it receives. The investment committee may use its own discretion with respect to those shares of AbbVie common stock for which no voting instructions are received.

## SEPARATION OF ABBVIE FROM ABBOTT LABORATORIES

On January 1, 2013, AbbVie became an independent company as a result of the distribution by Abbott Laboratories ("Abbott") of 100% of the outstanding common stock of AbbVie to Abbott's shareholders (the "Separation"). Each Abbott shareholder of record as of the close of business on December 12, 2012 (the "Record Date") received one share of AbbVie common stock for each Abbott common share held as of the Record Date. AbbVie was incorporated in Delaware on April 10, 2012 and is comprised of Abbott's former research-based pharmaceuticals business. AbbVie's Registration Statement on Form 10 was declared effective by the U.S. Securities and Exchange Commission ("SEC" or the "Securities and Exchange Commission") on December 7, 2012. AbbVie's common stock began trading "regular-way" under the ticker symbol "ABBV" on the New York Stock Exchange on January 2, 2013. For additional information, please see AbbVie's Information Statement, which is attached as Exhibit 99.1 to AbbVie's Current Report on Form 8-K filed with the SEC on January 2, 2013.

## CORPORATE GOVERNANCE MATERIALS

AbbVie's corporate governance guidelines with the outline of directorship qualifications, director independence guidelines, code of business conduct and the charters of AbbVie's audit committee, compensation committee, nominations and governance committee, and public policy committee are all available in the corporate governance section of AbbVie's investor relations website at www.abbvieinvestor.com.

## INFORMATION CONCERNING DIRECTOR NOMINEES (ITEM 1 ON PROXY CARD)

The board of directors consists of three classes with each class currently comprised of three directors. Directors of one class are elected each year for a term of three years. The Class I directors are presented for re-election to hold office until the expiration of their terms at the 2016 Annual Meeting of stockholders and until their successors are elected and qualified or until their earlier death or resignation.

Directors are elected by stockholders if a majority of the votes cast are "for" a director's reelection at the Annual Meeting, excluding abstentions and broker non-votes. For more information on the director majority vote standard, see AbbVie's By-Laws as listed as an exhibit to AbbVie's 2012 Annual Report on SEC Form 10-K.

### Class I—Directors Whose Terms Expire in 2013



**William H.L. Burnside** **Age 61**

*Retired Senior Vice President and Director at the Boston Consulting Group*

Mr. Burnside is a retired senior vice president and director at The Boston Consulting Group (BCG), where he currently serves as an advisor. Prior to becoming managing partner of BCG's Los Angeles office in 1987, he worked in BCG's London and Chicago offices, servicing clients in telecommunications, media, defense, financial services, and manufacturing. Mr. Burnside is a director at Executive Service Corps Southern California and Audubon California. Through his experience with The Boston Consulting Group, Mr. Burnside acquired knowledge and understanding of corporate finance and capital markets matters, as well as global and domestic strategic advisory experience across a broad base of industries.



**Edward J. Rapp** **Age 55**

*Group President for Construction Industries of Caterpillar Inc.*

Mr. Rapp was appointed in early 2013 as the Caterpillar Inc. group president for construction industries based in Singapore. Mr. Rapp served as the chief financial officer of Caterpillar from 2010 to 2013 and was named a group president of Caterpillar in 2007. Mr. Rapp is presently a board member for FM Global, and Junior Achievement USA. He is currently a member of the University of Missouri College of Business Strategic Development Board. As a result of his tenure as group president and chief financial officer at Caterpillar, Inc., Mr. Rapp has acquired management, operational, and financial expertise with extensive global experience and provides the board with an informed perspective on financial and operational matters faced by a complex international company.



**Roy S. Roberts** **Age 73**

*Emergency Financial Manager for Detroit Public Schools*

Mr. Roberts is currently the emergency financial manager for Detroit Public Schools. Previously, he served as managing director of Reliant Equity Investors from 2000 to 2011. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Mr. Roberts has served as director on the following boards: Thermon Manufacturing Company 2007-2010, Enova Systems, Inc., 2008-2011, Burlington Northern Santa Fe, 1991-2010, and Abbott Laboratories, 1998-2011. As a former executive of a major international corporation, Mr. Roberts has a strong record of valuable business, leadership, operational, and management experience which he brings to the board.

**Class II—Directors Whose Terms Expire in 2014**



**Robert J. Alpern, M.D.** **Age 62**

*Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine*

Dr. Alpern has served as the Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine since June 2004. From July 1998 to June 2004, Dr. Alpern was the Dean of The University of Texas Southwestern Medical Center. Dr. Alpern served on the Scientific Advisory Board of Ilypsa from 2004 until 2007 and since 2007 has served on the Scientific Advisory Board of Relypsa. Dr. Alpern also serves as a director of Abbott Laboratories and as a director on the Board of Yale—New Haven Hospital. As the Ensign Professor of Medicine, Professor of Internal Medicine, and Dean of Yale School of Medicine, Dean of The University of Texas Southwestern Medical Center, and as a director on the Board of Yale—New Haven Hospital, Dr. Alpern contributes valuable insights to the board through his medical and scientific expertise and his knowledge of the health care environment and the scientific nature of AbbVie's key research and development initiatives.



**Edward M. Liddy** **Age 67**

*Partner, Clayton, Dubilier & Rice, LLC*

Mr. Liddy has been a partner in the private equity investment firm Clayton, Dubilier & Rice, LLC since January 2010, having also been a partner at such firm from April to September 2008. From September 2008 to August 2009, Mr. Liddy was the interim chairman and chief executive officer of American International Group, Inc. (AIG). He served at AIG at the request of the U.S. Department of the Treasury. From January 1999 to April 2008, Mr. Liddy served as chairman of the board of the Allstate Corporation. He served as chief executive officer of Allstate from January 1999 to December 2006, President from January 1995 to May 2005, and chief operating officer from August 1994 to January 1999. Mr. Liddy currently serves on the board of directors of Abbott Laboratories, 3M Company, and The Boeing Company. In addition, Mr. Liddy formerly served on the boards of The Goldman Sachs Group, Inc. from 2003 to 2008 and The Boeing Company from 2007 to 2008. As the chairman and chief executive officer of Allstate Corporation and American International Group, Inc., Mr. Liddy brings valuable insights from the perspective of the insurance industry into AbbVie's pharmaceutical and medical device businesses. As a partner of Clayton, Dubilier & Rice, LLC, Mr. Liddy gained significant knowledge and understanding of finance and capital markets matters as well as global and domestic strategic advisory experience.



**Frederick H. Waddell** **Age 59**

*Chairman of the Board and Chief Executive Officer of Northern Trust Corporation and The Northern Trust Company*

Mr. Waddell has served as the chief executive officer of Northern Trust Corporation and The Northern Trust Company since January 2008 and as chairman of the board since November 2009. He served as president from February 2006 through September 2011, and as chief operating officer from February 2006 to January 2008. He is currently a board member at the Federal Reserve Bank of Chicago and served as a board member of Northern Trust from February 2006 to November 2009 prior to becoming the chairman of the board. As chairman and chief executive officer of Northern Trust Corporation and The Northern Trust Company, Mr. Waddell possesses broad financial services experience with a strong record of leadership in a highly regulated industry.

**Class III—Directors Whose Terms Expire in 2015**



**Roxanne S. Austin** **Age 52**

*President, Austin Investment Advisors*

Ms. Austin is president of Austin Investment Advisors, a private investment and consulting firm, a position she has held since 2004. From July 2009 through July 2010, Ms. Austin also served as the president and chief executive officer of Move Networks, Inc., a provider of Internet television services. Ms. Austin served as president and chief operating officer of DIRECTV, Inc. from June 2001 to December 2003. Ms. Austin also previously served as executive vice president and chief financial officer of Hughes Electronics Corporation and as a partner of Deloitte & Touche LLP. Ms. Austin is also a director of Abbott Laboratories, Target Corporation, Teledyne Technologies, Inc. and Telefonaktiebolaget LM Ericsson. Through her extensive management and operating roles, including her financial roles, Ms. Austin contributes significant oversight and leadership experience, including financial expertise and knowledge of financial statements, corporate finance and accounting matters.



**Richard A. Gonzalez** **Age 59**

*Chairman of the Board and Chief Executive Officer, AbbVie Inc.*

Mr. Gonzalez is the chairman and chief executive officer of AbbVie. He served as Abbott's executive vice president of the pharmaceutical products group from July 2010 to December 2012, and was responsible for Abbott's worldwide pharmaceutical business, including commercial operations, research and development, and manufacturing. He also served as president, Abbott Ventures Inc., Abbott's medical technology investment arm, from 2009 to 2011. Mr. Gonzalez joined Abbott in 1977 and held various management positions before briefly retiring in 2007, including: Abbott's president and chief operating officer; president, chief operating officer of Abbott's Medical Products Group; senior vice president and president of Abbott's former Hospital Products Division (now Hospira, Inc.); vice president and president of Abbott's Health Systems Division; and divisional vice president and general manager for Abbott's Diagnostics Operations in the United States and Canada. As a result of his service as Abbott's executive vice president, Pharmaceutical Products Group since July 2010, his previous service as Abbott's president and chief operating officer and his more than 30-year career at Abbott, Mr. Gonzalez has developed valuable business, management and leadership experience, as well as extensive knowledge of AbbVie and its global operations. Mr. Gonzalez will be able to use his experience and knowledge to contribute key insights into strategic, management, and operational matters to AbbVie's board.



**Glenn F. Tilton** **Age 64**

*Chairman of the Midwest, JPMorgan Chase & Co.*

In 2011, Mr. Tilton became chairman of the Midwest for JPMorgan Chase & Co. and a member of its companywide executive committee. From October 2010 to December 2012, Mr. Tilton also served as the non-executive chairman of the board of United Continental Holdings, Inc. From September 2002 to October 2010, he served as chairman, president and chief executive officer of UAL Corporation, and chairman and chief executive officer of United Air Lines, Inc., its wholly owned subsidiary. Mr. Tilton is also a director of Abbott Laboratories, United Continental Holdings, Inc., and Phillips 66. Mr. Tilton also served on the board of directors of Lincoln National Corporation from 2002 to 2007, of TXU Corporation from 2005 to 2007, and of Corning Incorporated from 2010 to 2012. As chairman of the Midwest for JPMorgan Chase & Co. and having previously served as non-executive chairman of the board of United Continental Holdings, Inc., and chairman, president, and chief executive officer of UAL Corporation and United Air Lines, vice chairman of Chevron Texaco and as interim chairman of Dynegy, Inc., Mr. Tilton acquired strong management experience overseeing complex multinational businesses operating in highly regulated industries, as well as expertise in finance and capital markets matters.

## THE BOARD OF DIRECTORS AND ITS COMMITTEES

### The Board of Directors

The board of directors was not fully constituted until immediately prior to the Separation on January 1, 2013. Throughout 2012, the board acted only by written consent in lieu of holding meetings. One non-management director was appointed to the board and the audit committee in November 2012. Prior to that time, the board was composed of officers of Abbott, AbbVie's former parent.

AbbVie encourages its board members to attend the annual stockholder meeting. AbbVie did not hold an annual stockholder meeting in 2012.

The board has determined that each of the following directors is independent in accordance with the New York Stock Exchange listing standards: R. J. Alpern, R. S. Austin, W. H.L. Burnside, E. M. Liddy, E. J. Rapp, R. S. Roberts, G. F. Tilton, and F. H. Waddell. To determine independence, the board applied the AbbVie Inc. director independence guidelines. The board also considered whether a director has any other material relationships with AbbVie or its subsidiaries and concluded that none of these directors had a relationship that impaired the director's independence. This included consideration of the fact that some of the directors are officers or serve on boards of companies or entities to which AbbVie sold products or made contributions or from which AbbVie purchased products and services during the year. This also included consideration of the fact that some of the directors serve on the board of Abbott, AbbVie's former parent. In making its determination, the board relied on both information provided by the directors and information developed internally by AbbVie.

The board has risk oversight responsibility for AbbVie and administers this responsibility both directly and with assistance from its committees. The board has determined that the current leadership structure, in which the offices of chairman and chief executive officer are held by one individual and the chairman of the nominations and governance committee is appointed to be the lead director, ensures the appropriate level of oversight, independence, and responsibility is applied to all board decisions, including risk oversight, and is in the best interests of AbbVie and its stockholders. The lead director facilitates communication with the board and presides over regularly conducted executive sessions of the independent directors or sessions where the chairman of the board is not present. It is the role of the lead director to review and approve matters, such as agenda items, schedule sufficiency, and, where appropriate, information provided to other board members. The lead director is chosen by and from the independent members of the board of directors, and serves as the liaison between the chairman and the independent directors; however, all directors are encouraged to, and in fact do, consult with the chairman on each of the above topics, as well. The lead director, and each of the other directors, communicates regularly with the chairman and chief executive officer regarding appropriate agenda topics and other board related matters. The lead director also has the authority to call meetings of the independent directors and, if requested by major stockholders, ensures that he or she is available for consultation and direct communication.

AbbVie directors have backgrounds that when combined provide a portfolio of experience and knowledge that serve AbbVie's governance and strategic needs. Director nominees are considered on the basis of a range of criteria including broad-based business knowledge and relationships, prominence and excellent reputations in their primary fields of endeavor, as well as a global business perspective and commitment to good corporate citizenship. They must have demonstrated experience and ability that is relevant to the board's oversight role with respect to AbbVie's business and affairs. Each director's biography includes the particular experience and qualifications that led the board to conclude that the director should serve on the board. The directors' biographies are in the section of the proxy captioned "Information Concerning Director Nominees."

**Committees of the Board of Directors**

The board of directors has five committees established in AbbVie's By-Laws: the executive committee, audit committee, compensation committee, nominations and governance committee, and public policy committee. Each of the members of the audit committee, compensation committee, nominations and governance committee, and public policy committee is independent.

The executive committee, whose members are R. A. Gonzalez, chairman, R. S. Austin, E. M. Liddy, G. F. Tilton, and R. S. Roberts, did not meet prior to the Separation in 2012. This committee may exercise all the authority of the board in the management of AbbVie, except for matters expressly reserved by law for board action.

The audit committee, whose members are R. S. Austin, chair, W. H.L. Burnside, E. J. Rapp, and F. H. Waddell, did not meet prior to the Separation in 2012. The committee is governed by a written charter. This committee assists the board of directors in fulfilling its oversight responsibility with respect to AbbVie's accounting and financial reporting practices and the audit process, the quality and integrity of AbbVie's financial statements, the independent auditors' qualifications, independence, and performance, the performance of AbbVie's internal audit function and internal auditors, certain areas of legal and regulatory compliance, and enterprise risk management. Each of the members of the audit committee is financially literate, as required of audit committee members by the New York Stock Exchange, and the independence requirements set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The board of directors has determined that R. S. Austin, the committee's chair, is an "audit committee financial expert."

The compensation committee, whose members are E. M. Liddy, chairman, R. S. Austin, G. F. Tilton, and F. H. Waddell, did not meet prior to the Separation in 2012. The committee is governed by a written charter. This committee assists the board of directors in carrying out the board's responsibilities relating to the compensation of AbbVie's executive officers and directors. The compensation committee annually reviews the compensation paid to the directors and gives its recommendations to the full board regarding both the amount of director compensation that should be paid and the allocation of that compensation between equity-based awards and cash. In recommending director compensation, the compensation committee takes comparable director fees into account and reviews any arrangement that could be viewed as indirect director compensation. The processes and procedures used for the consideration and determination of executive compensation are described in the section of the proxy captioned "Compensation Discussion and Analysis." This committee also reviews, approves, and administers the incentive compensation plans in which any executive officer of AbbVie participates and all of AbbVie's equity-based plans. It may delegate the responsibility to administer and make grants under these plans to management, except to the extent that such delegation would be inconsistent with applicable law or regulations or with the listing rules of the New York Stock Exchange. The compensation committee has the sole authority, under its charter, to select, retain and/or terminate independent compensation advisors. The compensation committee reviews and discusses with management and its independent compensation advisor potential risks associated with AbbVie's compensation policies and practices as discussed in the section captioned "Compensation Risk Assessment." Each member of the committee qualifies as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and as an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The committee has engaged Aon Hewitt to provide counsel and advice on executive and non-employee director compensation matters. Aon Hewitt, and its principal, report directly to the chair of the committee. The principal meets regularly, and as needed, with the committee in executive sessions, has direct access to the chair during and between meetings, and performs no other services for AbbVie or its senior executives. The committee determines what variables it will instruct Aon Hewitt to consider, and they include: peer groups against which performance and pay should be examined, financial metrics to be used to assess AbbVie's relative performance, competitive long-term incentive practices in the marketplace, and compensation levels relative to market practice. The committee negotiates and approves any fees paid to Aon Hewitt for these services. In 2012, the compensation committee of Abbott's board authorized payment of approximately $316,000 to Aon Hewitt for services rendered to the Abbott compensation committee relating to executive compensation. Separately, Abbott management engaged Aon Hewitt to perform and paid approximately $6 million for unrelated services, including actuarial work, pension design and administration, insurance, and general consulting. The Abbott compensation committee was informed about these services, but its formal approval was not requested. Based on an assessment of internally developed information and information provided by Aon Hewitt, the compensation committee has determined that the committee's independent compensation advisor does not have a conflict of interest. A copy of the compensation committee report is on page 28.

The nominations and governance committee, whose members are G. F. Tilton, chairman, R. J. Alpern, W. H.L. Burnside, and R. S. Roberts, did not meet prior to the Separation in 2012. The committee is governed by a written charter. This committee assists the board of directors in identifying individuals qualified to become board members and recommends to the board the nominees for election as directors at the next annual meeting of stockholders, recommends to the board the persons to be elected as executive officers of AbbVie, recommends to the board the corporate governance guidelines applicable to AbbVie, oversees the evaluation of the Board and management, and serves in an advisory capacity to the board and the chairman of the board on matters of organization, management succession plans, major changes in the organizational structure of AbbVie, and the conduct of board activities. The process used by this committee to identify a nominee to serve as a member of the board of directors depends on the qualities being sought. From time to time, AbbVie engages an executive search firm to assist the committee in identifying individuals qualified to be board members. Board members should have backgrounds that when combined provide a portfolio of experience and knowledge that will serve AbbVie's governance and strategic needs. In the process of identifying nominees to serve as a member of the board of directors, the nominations and governance committee considers the board's diversity of ethnicity, gender, and geography and assesses the effectiveness of the process in achieving that diversity. Board candidates will be considered on the basis of a range of criteria, including broad-based business knowledge and relationships, prominence and excellent reputations in their primary fields of endeavor, as well as a global business perspective, commitment to good corporate citizenship, and ability to commit sufficient time and attention to the activities of the board. Directors should have demonstrated experience and ability that is relevant to the board of directors' oversight role with respect to AbbVie's business and affairs.

The public policy committee, whose members are R. S. Roberts, chair, R. J. Alpern, E. M. Liddy, and E. J. Rapp, did not meet prior to the Separation in 2012. The committee is governed by a written charter. This committee assists the board of directors in fulfilling its oversight responsibility with respect to AbbVie's public policy, certain areas of legal and regulatory compliance, and governmental affairs and health care compliance issues that affect AbbVie by discharging the responsibilities set forth in its charter.

**COMMUNICATING WITH THE BOARD OF DIRECTORS**

Stockholders and other interested parties may communicate with the board of directors by writing a letter to the chairman of the board, to the lead director, or to the independent directors c/o AbbVie Inc., 1 North Waukegan Road, AP34, North Chicago, Illinois 60064, Attention: corporate secretary. The corporate secretary regularly forwards to the addressee all letters other than mass mailings, advertisements, and other materials not relevant to AbbVie's business. In addition, directors regularly receive a log of all correspondence received by the company that is addressed to a member of the board and may request any correspondence on that log.

## DIRECTOR COMPENSATION

AbbVie employees are not compensated for serving on the board or board committees. AbbVie's non-employee directors are compensated for their service under the AbbVie Non-Employee Directors' Fee Plan and the AbbVie 2013 Incentive Stock Program.

The following table sets forth a summary of the non-employee directors' 2012 compensation paid by Abbott in respect of service to AbbVie.

| Name | Fees Earned or Paid in Cash ($)(1) | Stock Awards ($)(2) | Option Awards ($)(3) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4) | All Other Compensation ($)(5) | Total ($) |
|---|---|---|---|---|---|---|
| R. J. Alpern | $0 | $0 | $0 | $0 | $ 0 | $ 0 |
| R. S. Austin | 0 | 0 | 0 | 0 | 0 | 0 |
| W. H.L. Burnside | 0 | 0 | 0 | 0 | 105,000 | 105,000 |
| E. M. Liddy | 0 | 0 | 0 | 0 | 0 | 0 |
| E. J. Rapp | 0 | 0 | 0 | 0 | 70,000 | 70,000 |
| R. S. Roberts | 0 | 0 | 0 | 0 | 105,000 | 105,000 |
| G. F. Tilton | 0 | 0 | 0 | 0 | 0 | 0 |
| F. H. Waddell | 0 | 0 | 0 | 0 | 105,000 | 105,000 |

(1) Under the AbbVie Non-Employee Directors' Fee Plan, non-employee directors earn $10,500 for each month of service as a director and $1,000 for each month of service as a chairman of a board committee, other than the chairman of the audit committee. The chairman of the audit committee receives $1,500 for each month of service as a chairman of that committee and the other members of the audit committee receive $500 for each month of service as a committee member. No director received compensation under the AbbVie Non-Employee Directors' Fee Plan in 2012 because the board of directors and committees of the AbbVie board did not meet in 2012.

Fees earned under the AbbVie Non-Employee Directors' Fee Plan are paid in cash to the director, paid in the form of vested non-qualified stock options (based on an independent appraisal of their fair value), deferred (as a non-funded obligation of AbbVie), or paid currently into an individual grantor trust established by the director. The distribution of deferred fees and amounts held in a director's grantor trust generally commences at the later of when the director reaches age 65, or upon retirement from the board of directors. The director may elect to have deferred fees and fees deposited in trust credited to either a stock equivalent account that earns the same return as if the fees were invested in AbbVie stock or to a guaranteed interest account. If necessary, AbbVie contributes funds to a director's trust so that as of year-end the stock equivalent account balance (net of taxes) is not less than seventy-five percent of the market value of the related AbbVie common stock at year end.

(2) The amounts reported in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. AbbVie determines the grant date fair value of stock unit awards by multiplying the number of restricted stock units granted by the average of the high and low market prices of an AbbVie common share on the date of grant.

In addition to the fees described in footnote (1), the AbbVie 2013 Incentive Stock Program provides that each non-employee director elected to the board of directors at the annual stockholder meeting receives vested restricted stock units having a value of $113,000 (rounded down). In 2012, directors did not receive any units in respect of service to AbbVie because they were not elected at an annual stockholder meeting. The non-employee directors receive cash payments equal to the dividends paid on the AbbVie shares covered by the units at the same rate as other stockholders. Upon termination, retirement from the board, death, or a change in control of AbbVie, a non-employee director will receive one AbbVie common share for each restricted stock unit outstanding under the Incentive Stock Program.

No restricted stock units were outstanding as of December 31, 2012.

(3) No options were outstanding as of December 31, 2012.

(4) The totals in this column include reportable interest credited under the AbbVie Non-Employee Directors' Fee Plan during the year. No interest was credited under the plan during 2012.

(5) The amounts reported in this column include payments made by Abbott, AbbVie's former parent, to directors for service by those directors in connection with their participation at Abbott's board meetings in the fourth quarter of 2012, including meetings related to the separation of AbbVie from Abbott. These amounts were: W. H.L. Burnside, $105,000; E. J. Rapp, $70,000; R. S. Roberts, $105,000; and F. H. Waddell, $105,000. Charitable contributions made by AbbVie's non-employee directors are eligible for a matching contribution (up to $25,000 annually). AbbVie did not make any charitable matching contributions on behalf of any AbbVie directors during 2012.

## OWNERSHIP OF SECURITIES

### Security Ownership of Executive Officers and Directors

The table below reflects the number of shares of AbbVie common stock beneficially owned as of January 31, 2013, by each director, the chief executive officer, the chief financial officer, and the three other most highly paid executive officers (the "named executive officers"), and by all directors and executive officers of AbbVie as a group. It also reflects the number of stock equivalent units and restricted stock units held by non-employee directors under the AbbVie Non-Employee Directors' Fee Plan.

| Name | Shares Beneficially Owned(1)(2)(3) | Stock Options Exercisable within 60 days of January 31, 2013 | Stock Equivalent Units |
|---|---|---|---|
| R. A. Gonzalez | 49,432 | 54,133 | 0 |
| R. J. Alpern | 8,559 | 0 | 0 |
| R. S. Austin | 23,066 | 0 | 0 |
| W. H.L. Burnside | 0 | 0 | 0 |
| E. M. Liddy | 5,121 | 0 | 0 |
| E. J. Rapp | 0 | 0 | 0 |
| R. S. Roberts | 20,000 | 0 | 0 |
| G. F. Tilton | 19,556 | 0 | 0 |
| F. H. Waddell | 0 | 0 | 0 |
| L. J. Schumacher | 207,785 | 214,198 | 0 |
| W. J. Chase | 90,250 | 98,175 | 0 |
| C. Alban | 153,206 | 191,949 | 0 |
| J. M. Leonard | 128,771 | 251,900 | 0 |
| All directors and executive officers as a group (15 persons)(4)(5) | 180,941 | 855,446 | 0 |

(1) The table includes shares held in the executive officers' accounts in the AbbVie Savings Plan as follows: J. M. Leonard, 6,473; and all executive officers as a group, 8,117. Each officer has shared voting power and sole investment power with respect to the shares held in his or her account.

(2) The table includes 20,749 restricted stock units held by the executive officers as a group. The officers do not have sole voting and investment power until the restrictions lapse. The table also includes restricted stock units held by the non-employee directors. The directors' units are payable in stock upon termination, retirement from the board, death, or a change in control of AbbVie as follows: R. J. Alpern, 8,559; R. S. Austin, 16,222; E. M. Liddy, 3,986; and G. F. Tilton, 12,206.

(3) The table includes shared voting and/or investment power over shares as follows: G. F. Tilton, 350; W. J. Chase, 12,329; C. Alban, 40,442; and all directors and executive officers as a group, 41,403.

(4) Certain executive officers of AbbVie are fiduciaries of employee benefit trusts maintained by AbbVie. As such, they have shared voting and/or investment power with respect to the common shares held by those trusts. The table does not include the shares held by the trusts.

(5) Excluding the shared voting and/or investment power over the shares held by the trusts described in footnote(4), the directors and executive officers as a group together own less than one percent of the outstanding shares of AbbVie.

**Security Ownership of Principal Stockholders**

The table below reports the number of shares of common stock beneficially owned as of December 31, 2012, by BlackRock, Inc. (directly or through its subsidiaries), the only person known to AbbVie to own beneficially more than 5% of AbbVie's outstanding common stock. It is based on information contained in a Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 8, 2013, in relation to Abbott stock as of December 31, 2012 prior to the Separation. BlackRock, Inc. reported it had sole voting and investment power with respect to these shares.

| Name and Address of Beneficial Owner | Shares Beneficially Owned | Percent of Class |
|---|---|---|
| BlackRock, Inc.<br>40 East 52nd Street<br>New York, NY 10022 | 86,070,356 | 5.45% |

## EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

During 2012, AbbVie was part of Abbott Laboratories. On January 1, 2013, AbbVie became an independent Fortune 200 biopharmaceutical company. Due to the timing of the business separation, Abbott's compensation committee and board of directors made many of the compensation decisions described in this proxy statement regarding the Company's executives, including the five named executive officers: Richard A. Gonzalez, Chairman of the Board and Chief Executive Officer; Laura J. Schumacher, Executive Vice President, Business Development, External Affairs and General Counsel; William J. Chase, Executive Vice President, Chief Financial Officer; Carlos Alban, Executive Vice President, Commercial Operations; and John M. Leonard, M.D., Senior Vice President, Chief Scientific Officer.

Subsequent to the business separation, AbbVie's compensation committee (the "Committee") and board of directors adopted compensation and benefit programs that are based on Abbott's, and reviewed decisions made by Abbott in 2012. In this Compensation Discussion and Analysis ("CD&A"), decisions made or reviewed by AbbVie's Committee are indicated by phrases like "the Committee established" or "the Committee decided." Decisions made by Abbott prior to AbbVie's separation are indicated by phrases like "Abbott established" or "Abbott decided."

The CD&A describes the pay philosophy established for the Company's named executive officers, the process used to examine performance in the context of executive pay decisions, and the performance goals and results for each named executive officer.

The Committee believes performance must always be evaluated compared to the goals of the business and assessed in the context of market and business conditions.

Abbott achieved record sales of nearly $40 billion in 2012. The proprietary pharmaceutical segment of Abbott, representing the majority of AbbVie's revenue, delivered sales of $18 billion, up more than 8 percent globally on an operational basis, excluding a nearly 3 percent negative impact from foreign exchange. Performance was driven by double-digit growth from both HUMIRA and AndroGel and continued growth from the company's portfolio of market-leading therapies, including Creon and Synthroid.

In addition to strong sales growth, in 2012 the proprietary pharmaceutical segment of Abbott that became AbbVie continued to execute on its regulatory and clinical objectives. This includes securing approvals for four new HUMIRA indications; the addition of two promising mid-stage compounds, including a next-generation JAK1 inhibitor and a novel therapy for acute kidney injury; and the advancement of key development programs, including the start of phase three studies for our interferon-free Hepatitis C (HCV) combination and elagolix.

### Compensation Philosophy and Components of Pay

AbbVie has established a compensation philosophy that aligns executives' interests with both short- and long-term profitable growth and shareholder returns, and is designed to attract and retain executives whose talent and contributions sustain the profitable growth of the Company. The intent of this philosophy is to directly support achievement of the Company's primary business strategies and goals, while also aligning executives' performance and rewards with shareholders' interests. Consequently, the Committee believes the vast majority of executive compensation at AbbVie should be, and by definition is, performance-based. AbbVie and the Committee will continue to consider and develop AbbVie's compensation structure, practices and procedures in order to effectively meet the Company's business needs and goals.

Four primary pay components make up AbbVie's executive pay program: base pay, annual bonuses, long-term incentives and benefits. Each serves complementary, but different and specific, purposes.

Base Pay

Setting appropriate levels of base pay ensures AbbVie can attract and retain a leadership team that will continue to meet our commitments to customers and patients, and sustain profitable growth for our stockholders. Adjustments to base pay may be made from time to time by the Committee to reflect factors such as level of responsibility and market data for similar positions at comparable peer companies. Talented executives have choices of where they work, and our base pay rates need to be competitive in the context of total compensation.

Annual Bonus

AbbVie's annual bonus (short-term incentive) program is based on the Abbott incentive structure and aligned with competitive market rates, based on peer company comparisons. This incentive structure is intended to align executives' interests directly with the annual operating strategies, financial goals and leadership requirements of the business. It provides a direct link between executives' short-term incentives and the Company's annual performance results through both measurable financial and operational performance and subjective assessments of strategic progress. Some goals, strategies and leadership requirements may apply to all executives and, as such, may be corporate priorities that are shared by all named executive officers in any given year. Measurable financial goals apply to all executives, reflecting their specific areas of responsibility.

Most executives also carry strategic or leadership-oriented goals, which require qualitative, subjective assessment of their progress during the year. Finally, the process allows for Committee discretion, since many goals, especially for certain positions, cannot be reduced to formulaic, numerical targets, or anticipated in advance. By definition, therefore, short-term incentives directly tie executives' pay with both Company and individual results, allowing for Committee discretion to address unforeseen developments. In the aggregate, short-term incentives should be paid roughly at target when results are substantially met, below target if results are not substantially met, and above target if results are substantially exceeded.

Long-Term Incentives

Long-term incentives serve two primary purposes: first, to directly align the largest component of executive pay with stockholders' interests; and second, to help ensure successful long-term performance through effective focus and retention of executive talent. Executives' interests are directly aligned with those of stockholders in two ways. First, through direct stock ownership, executives benefit from the results they create for other stockholders. Second, the level of awards executives receive vary, by plan design and each executive's individual performance, as reviewed by the Committee. The Committee considers various measures it believes align with an increase in stockholder returns, or with operating or strategic results that help drive stockholder value creation. Awards are further differentiated based on each executive's specific contribution to long-term strategic results and leadership contribution.

In 2012, long-term incentives comprised roughly two-thirds of total compensation for AbbVie's named executive officers. Accordingly, there is a compelling and direct link between executives' long-term incentives and Company results and stockholder return.

For awards in 2013 and future years, Abbott established and the Committee has approved the AbbVie 2013 Incentive Stock Program ("Incentive Stock Program"), under which participation is based on level of responsibility as well as market data for similar positions at comparable peer companies. AbbVie expects to grant non-qualified stock options, performance-based shares and units and restricted shares and units, subject to vesting requirements, under the Incentive Stock Program. AbbVie is asking that stockholders approve this plan at the 2013 annual stockholders meeting (see Item 5 on the proxy card).

Benefits

As with all AbbVie employees, named executive officers are provided certain employment and post-employment benefits. Benefits are an important part of retention and capital preservation for all levels of employees, protecting against the expense of unexpected catastrophic loss of health and/or earnings potential, as well as providing a means to save and accumulate for retirement or other post-employment needs.

**Key Program Changes**

During 2012, Abbott implemented three structural changes to its compensation plans that have been incorporated into the AbbVie compensation plans, including its change in control agreements, equity awards, and grantor trust arrangements.

First, Abbott replaced its change in control agreements. The new agreements eliminated: (1) the automatic renewal feature; (2) the right to receive a tax "gross-up" payment from the Company if the executive is subject to the "golden parachute" excise tax; and (3) the "modified single-trigger" severance provision, which was replaced with a "double trigger" severance provision. Previously, certain executives could receive change in control severance benefits upon a resignation for any reason during a 30-day period commencing after the six-month anniversary of the change in control. The new agreements provide that if the executive's employment is terminated by the Company without cause or by the executive in a "good reason" termination during the two-year period following the change in control, the executive will be eligible to receive change in control severance benefits. The new agreements also provide that if an executive's change in control severance payments would subject the executive to the golden parachute excise tax, then: (1) the executive will bear the cost of such excise tax; or (2) if it would leave the executive in a better after-tax position, the executive's change in control severance payments will be reduced to prevent application of the excise tax. The new agreements' terms were developed with the assistance of the independent compensation consultant to Abbott's compensation committee.

Second, Abbott modified the terms of executives' equity awards that provide for vesting in the event of a change in control. Beginning with the 2013 grants, accelerated vesting of equity awards will be limited to the circumstances where, within six months prior to and through two years after a change in control, an officer's employment is terminated without cause, or the officer resigns for good reason, each as defined by the applicable agreement. Previously, grants to executives would fully vest upon a change in control.

Third, beginning in 2013, executive officers will not receive tax gross-ups on their grantor trusts. These trusts and their treatment in 2012 are discussed in the sections of this CD&A captioned "Retirement Benefits" and "Deferred Compensation."

**How Executive Pay Decisions are Made**

The vast majority of pay decisions at AbbVie are performance-based. Specific goals and targets are the foundation of our pay-for-performance process and this section describes how they apply to each pay component. It is important to note, however, that while our pay process is based on a comprehensive, multi-level review at all levels, it is not entirely formulaic. Some goals can be measured objectively against pre-determined financial results. Others take the form of the Committee's subjective assessment of success and progress against strategic objectives or leadership results, which cannot be scored by numeric or formulaic application of measurable criteria. Consequently, while final pay decisions are guided by some specific, objective measures, the Committee, in consultation with its independent compensation consultant, also considers, at both the Company and individual levels, a combination of objective and subjective measures in the overall assessment of performance and the pay decisions that result from that assessment. Discussion of the decision-making criteria for each component follows.

Peer Group

To provide the appropriate context for executive pay decisions for 2012, the Abbott compensation committee, in consultation with its independent compensation consultant, assessed market practices and pay levels of two designated groups of high-profile companies. In addition to competing for executive talent, the peer companies also operate complex business operations with significant global reach. Accordingly, the comparison groups for setting targets for compensation included the following two global reference groups:

1. Primarily, direct health care competitors, including: Amgen Inc., Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson, Merck & Company, Inc., Novartis AG and Pfizer Inc.

2. Secondarily, to supplement performance and compensation data from our direct peer group, a group of global, diversified high performing companies with a five-year average return on equity of 18 percent or higher and similar to Abbott in terms of size and/or scope of operations. The 2012 group included: 3M Company, Bristol-Myers Squibb Company, Caterpillar Inc., The Coca-Cola Company, Colgate-Palmolive Company, General Dynamics Corporation, General Mills, Inc., H.J. Heinz Company, Kellogg Company, Kimberly-Clark, McDonald's Corporation, Merck & Company, Inc., PepsiCo, Inc. and The Procter & Gamble Company.

AbbVie's peer groups are based on the peer groups used by Abbott. While the Committee expects to review these groups over time, it believes the peer groups described above are appropriate for making executive pay comparisons.

Base Pay

Base pay targets must be competitive with the market from which talent is obtained. Generally, base pay targets are set in a manner that references the median of the health care comparison group as an initial benchmark, but may be adjusted upon secondary reference to the high-performing group. Specific pay rates, however, are based on an executive's profile, performance, experience, unique skills and internal equity with others at AbbVie. Once the rate of pay is set in this manner either at hire or upon promotion or transfer, subsequent changes in pay, including salary increases, when appropriate, are based on the executive's performance, the job he or she is performing or assuming, internal equity and the Company's operating budget. In this sense, base pay is performance-based as well as aligned with the individual's relative performance and contributions.

Annual Bonus

In 2012, AbbVie's named executive officers participated in one of Abbott's annual bonus programs. The discussion of the named executive officers' compensation in this proxy statement includes an examination of the goals and outcomes under the Abbott bonus program in which they participated in 2012.

Going forward, all of AbbVie's named executive officers will participate in the AbbVie 2013 Performance Incentive Plan ("PIP"). The PIP is intended to comply with the requirements of Internal Revenue Code Section 162(m) for performance-based compensation.

Long-Term Incentives

Long-term incentive targets are driven by two primary factors: first, the performance of each executive and his or her relative contribution to the Company's long-term success; and second, the Company's short- and long-term returns to stockholders, as well as relative performance against financial or operating measures that drive stockholder returns, and performance against strategic objectives. Starting with the independent compensation consultant's recommendations regarding target or reference levels of appropriate long-term incentives by individual, the Committee determines grants for each individual based on its objective and subjective assessment of performance, progress against strategic milestones and environmental factors which affected the individual's or Company's performance.

It is important to note that while the Committee may target pay levels for a group of executives or a specific executive at, higher than, or below a certain performance percentile that the independent compensation consultant may forecast, the actual awards are made without knowledge of the actual long-term incentive awards of competitors for the current performance period, since some elements of competitors' actual performance and their actual compensation awards for the current performance period are unknown at the time of award. The independent compensation consultant's long-term incentive information always reflects prior performance periods, so it is impossible at the time of the award to predict precisely where actual pay decisions will leave AbbVie's named executive officers in comparison to others.

In 2012, AbbVie's named executive officers participated in Abbott's annual long-term incentive program. Awards for 2012 were based on Abbott's assessment of business performance, the goals of Abbott's long-term incentive program, each individual's relative performance against his or her pre-determined goals, current outstanding awards held by the officers and the recommendation of the independent compensation consultant to the Abbott compensation committee. After contemplating these factors, Abbott delivered long-term incentive awards that were intended, in the aggregate, to reflect performance at the median of the health care peer comparison group.

Applying these standards, Abbott determined the equity award value for each named executive officer and made the awards reported in the Summary Compensation Table as shown on page 29 of this proxy statement. Further, Abbott determined in 2012, based on market practice, advice from the compensation committee's independent compensation consultant and recommendations of institutional stockholders, that the long-term incentive awards for named executive officers should be in the form of 25 percent stock options and 75 percent performance-vested shares.

In 2012, Abbott's annual grant was dated and the grant price set on February 17. Abbott's historical practice for setting the grant price is the average of the highest and lowest trading prices of a common share on the date of the grant (rounded up to the next even penny). The grant price for the 2012 annual grant was set at $56.26. The high, low and closing prices of an Abbott common share on February 17 were $56.48, $56.04 and $56.36, respectively.

In establishing criteria for performance-vesting shares, the Committee considers the recommendation of its independent compensation consultant, and the fact that the secondary comparison of "High-Performance Companies" is currently defined by five-year average return on equity of 18 percent or greater. Accordingly, performance-based stock awards granted in 2012 will be earned (vested) over a period of up to five years, with not more than one-third of the award vesting in any one year, dependent upon the Company achieving an annual return on equity threshold of 18 percent from continuing operations adjusted for specified items per the quarterly earnings releases. If the thresholds are met in three of the five years, 100 percent of the performance-based shares will vest. If the thresholds are missed in all five years, 100 percent of the performance-based shares will be forfeited. Outstanding restricted shares receive dividends at the same rate as all other stockholders.

Going forward, all of AbbVie's named executive officers will participate in the Incentive Stock Program, subject to stockholder approval of this plan (see Item 5 on the proxy card). Beginning with its first annual grant in 2013, AbbVie's policy with respect to its annual equity award for all eligible employees, including the named executive officers, is to grant the award and set the grant price at the same time each year, at the Committee's regularly scheduled February meeting. These meeting dates generally are the third Thursday of February and are scheduled two years in advance.

**Discussion of Performance Goals and Results for Each Named Executive Officer**

Abbott's payment of annual bonuses for 2012 to each of AbbVie's named executive officers was subject to the achievement of financial and other performance goals, which are described below with respect to the 2012 fiscal year.

Financial Goals

Each officer carried a financial goal of Adjusted Diluted EPS that comprised 20 percent of his or her total goals. In addition to EPS, most officers had other financial goals specific to their area of responsibility. The process of determining annual bonus awards allows for discretion, since many goals cannot be reduced to formulaic, numerical targets, or anticipated in advance. The following comprises the financial goals, considered in the aggregate, in determining each named executive officer's bonus.

| Name | Goal and Expected Result | Results Achieved |
| --- | --- | --- |
| Richard A. Gonzalez | A. Adjusted Diluted EPS of $4.99 | A. Adjusted Diluted EPS of $5.07 |
| | B. Achieve Pharmaceutical Products Group Adjusted Sales of $23,903MM | B. Achieved—$24,384MM |
| | C. Achieve Pharmaceutical Products Group Adjusted Operating Margin of $8,214MM | C. Achieved—$8,787MM |
| | D. Achieve Pharmaceutical Products Group Plan Gross Margin of 70.8% | D. Achieved—72.3% |
| Laura J. Schumacher | A. Adjusted Diluted EPS of $4.99 | A. Adjusted Diluted EPS of $5.07 |
| William J. Chase | A. Adjusted Diluted EPS of $4.99 | A. Adjusted Diluted EPS of $5.07 |
| | B. Achieve Pharmaceutical Products Group margin contribution of $50MM | B. Achieved—Margin contributions worth $66.5 MM identified |
| | C. Achieve Licensing and Acquisition total expense budget of $28.5MM | C. Achieved—$25.4 MM |
| Carlos Alban | A. Adjusted Diluted EPS of $4.99 | A. Adjusted Diluted EPS of $5.07 |
| | B. Achieve Proprietary Pharmaceuticals Division Adjusted Sales of $17,752MM | B. Achieved—$18,494MM |
| | C. Achieve Proprietary Pharmaceuticals Division Adjusted Operating Margin of $7,535MM | C. Achieved—$8,144MM |
| | D. Achieve Proprietary Pharmaceuticals Group Plan Gross Margin of 74.2% and 2013 Gross Margin commitment of 77.0% | D. Achieved—75.7%; Achieved—78.4% |
| John M. Leonard | A. Adjusted Diluted EPS of $4.99 | A. Adjusted Diluted EPS of $5.07 |
| | B. Achieve Pharmaceutical Products Group Adjusted Sales of $23,903MM | B. Achieved—$24,384MM |
| | C. Achieve Pharmaceutical Products Group Adjusted Operating Margin of $8,214MM | C. Achieved—$8,787MM |
| | D. Achieve Pharmaceutical Products Group Plan Gross Margin of 70.8% | D. Achieved—72.3% |

**Other 2012 Goals**

Richard A. Gonzalez

Execute commercial plan and product enhancements for key brands; secure key strategic high quality pipeline assets for sourced innovation by the end of 2012, either in-licensed products or business acquisitions; advance existing pipeline assets by achieving key milestones; implement a comprehensive set of actions to increase pipeline probability of success and internal rate of return; achieve separation into an independent publicly-traded pharmaceutical company by the end of 2012; meet key talent attraction and retention targets; create and implement organizational design of new Strategic Projects Office and Transition Office functions by the date of Company separation.

Results: Mr. Gonzalez achieved the above goals in all material aspects.

Laura J. Schumacher

Successfully resolve key litigation matters; achieve proprietary pharmaceutical pipeline enhancement objectives; execute separation of Abbott into two independent companies by the end of 2012; achieve key compliance initiatives.

Results: Ms. Schumacher achieved the above goals in all material aspects.

William J. Chase

Achieve proprietary pharmaceutical pipeline enhancement objectives; achieve emerging markets goals; achieve device pipeline long-range plan enhancement goals; resolve in-process negotiations and execute due diligence activities.

Results: Mr. Chase achieved the above goals in all material aspects.

Carlos Alban

Achieve key product milestones; implement patient support programs by December 2012; execute market development activities; secure key strategic high quality pipeline assets for sourced innovation by the end of 2012; achieve separation into a publicly-traded pharmaceutical company by the end of 2012; develop and execute strategic initiatives in response to changing healthcare environment; create innovative and differential development opportunities for top talent; meet internal and external talent objectives.

Results: Mr. Alban achieved the above goals in all material aspects.

John M. Leonard, M.D.

Ensure creation of required organizational structure to support a publicly-traded independent company; support key activities to ensure appropriate separation of affiliate structures; evaluate critical business processes required to support separation; secure key strategic high quality pipeline assets for sourced innovation by the end of 2012; advance existing pipeline assets by achieving key milestones; enhance research and development innovation and effectiveness.

Results: Mr. Leonard mostly achieved the above goals in all material aspects.

**Goal Performance and 2012 Compensation Decisions**

The individual goals described above were determined at the beginning of 2012 as part of Abbott's annual performance and compensation planning process. Abbott considered, at both the company and individual levels, achievement with respect to these goals, as well as the performance of the individual overall with respect to all matters not specifically defined in the pre-determined goals, including leadership competencies and other individual contributions to Abbott's performance on a qualitative basis. Additionally, Abbott may also consider unforeseen circumstances or developments in the company, marketplace and/or the global economy that may have affected performance.

For each participant, a target bonus is set as follows:

Base Salary * Target Bonus Percentage = Target Bonus Amount

To determine each individual's annual bonus, Abbott considered the executive's target bonus, expressed as a percentage of base pay, and made its final determination of the appropriate award at, above or below the target, considering all of these factors, and in consultation with its independent compensation consultant. While the review is comprehensive, it is not solely formulaic.

In each case, for all of the named executive officers, and furthermore, all other officers not subject to this disclosure, there were multiple levels of review of the proposed 2012 bonus award. For the Chief Executive Officer, Abbott's Compensation Committee and its independent compensation consultant reviewed the proposed bonus award. For the other named executive officers and other officers not subject to this disclosure, Abbott's Chief Executive Officer and Abbott's Compensation Committee and its independent compensation consultant reviewed the proposed awards. Additionally, AbbVie's Committee reviewed the final payouts for the named executive officers and other AbbVie officers not subject to this disclosure.

Actual bonuses generally were above the target based on a comprehensive review of individual and corporate performance by Abbott and its Compensation Committee's independent compensation consultant.

Richard A. Gonzalez

Effective February 15, 2013, Mr. Gonzalez was awarded a bonus of $2,500,000, which was above his target bonus of 105 percent of base pay. Effective February 17, 2012, he received long-term incentives, including a 107,300 share stock option grant and a 59,400 share performance-vesting restricted stock award. Effective December 1, 2012, related to his appointment as Chairman and Chief Executive Officer of AbbVie, Mr. Gonzalez's base salary was set at $1,500,000 and his bonus target for 2013 was set at 200 percent of base salary.

Laura J. Schumacher

Effective February 15, 2013, Ms. Schumacher was awarded a bonus of $1,270,000, which was above her target bonus of 110 percent of base pay. Effective December 13, 2012, she received a discretionary cash bonus of $1,100,000 in recognition of performance related to the business separation. Effective February 17, 2012, she received long-term incentives, including a 79,800 share stock option grant and a 44,200 share performance-vesting restricted stock award. Effective December 1, 2012, related to her appointment as Executive Vice President, Business Development, External Affairs and General Counsel of AbbVie, Ms. Schumacher's base salary was set at $900,000. She also received a 30,755 share performance-vesting restricted stock award, which converted 100 percent to AbbVie performance-vesting restricted stock at Separation. The award will cliff vest after January 1, 2016, subject to continued employment with AbbVie and the satisfaction of AbbVie performance criteria.
Ms. Schumacher's bonus for 2012 was based on her salary and bonus target in effect at the beginning of 2012.

William J. Chase

Effective February 15, 2013, Mr. Chase was awarded a bonus of $500,000, which was above his target bonus of 80 percent of base pay. Additionally, effective December 13, 2012, he received a discretionary cash bonus of $500,000 in recognition of performance related to the business separation.

Effective February 17, 2012, he received long-term incentives, including a 19,600 share stock option grant and a 10,900 share performance-vesting restricted stock award. Effective December 1, 2012, related to his appointment as Executive Vice President, Chief Financial Officer of AbbVie, Mr. Chase's base salary was set at $790,000 and his bonus target for 2013 was set at 105 percent of base salary; additionally, he received a 23,066 share performance-vesting restricted stock award. The award converted 100 percent to AbbVie performance-vesting restricted stock at Separation. The award will cliff vest after January 1, 2016, subject to continued employment with AbbVie and the satisfaction of AbbVie performance criteria. Mr. Chase's bonus for 2012 was based on his salary and bonus target in effect at the beginning of 2012.

Carlos Alban

Effective February 15, 2013, Mr. Alban was awarded a bonus of $675,000, which was above his target bonus of 100 percent of base pay. Effective January 31, 2013, he received a discretionary cash bonus of $300,000 in recognition of performance related to the business separation, which was earned and accrued for in 2012. Effective February 17, 2012, he received long-term incentives, including a 48,100 share stock option grant and a 26,700 share performance-vesting restricted stock award. Effective December 1, 2012, related to his appointment as Executive Vice President, Commercial Operations of AbbVie, Mr. Alban's base salary was set at $710,000 and his bonus target for 2013 was set at 105 percent of base salary. He also received an 18,453 share performance-vesting restricted stock award, which converted 100 percent to AbbVie performance-vesting restricted stock at Separation. The award will cliff vest after January 1, 2016, subject to continued employment with AbbVie and the satisfaction of AbbVie performance criteria. Mr. Alban's bonus for 2012 was based on his salary and bonus target in effect at the beginning of 2012.

John M. Leonard, M.D.

Effective February 15, 2013, Mr. Leonard was awarded a bonus of $515,600, which was below his target bonus of 90 percent of base pay. Effective February 17, 2012, he received long-term incentives, including a 33,000 share stock option grant and an 18,300 share performance-vesting restricted stock award. Effective December 1, 2012, related to his appointment as Senior Vice President, Chief Scientific Officer of AbbVie, Mr. Leonard's base salary was set at $700,000 and his bonus target for 2013 was set at 100 percent of base salary. He also received an 18,453 share performance-vesting restricted stock award, which converted 100 percent to AbbVie performance-vesting restricted stock at Separation. The award will cliff vest after January 1, 2016, subject to continued employment with AbbVie and the satisfaction of AbbVie performance criteria. Mr. Leonard's bonus for 2012 was based on his salary and bonus target in effect at the beginning of 2012.

**Post Termination and Other Benefits**

Each of the benefits described below supports the Company's objective of providing a market competitive total rewards program. Individual benefits do not directly affect decisions regarding other benefits or pay components, except to the extent that all benefits and pay components must, in the aggregate, be competitive, as previously discussed. Mr. Gonzalez, who had retired from Abbott in 2007, returned to work at Abbott in 2009. Upon his return to Abbott, Mr. Gonzalez did not become an active participant in any of Abbott's employee benefits plans. Instead, he continued to receive previously earned Abbott retiree benefits, including pension and retiree healthcare benefits through December 31, 2012. As of January 1, 2013, Mr. Gonzalez discontinued receiving retiree benefits and began participating in AbbVie's employee benefit plans for active employees. As of January 1, 2013, AbbVie assumed responsibility for providing post-termination and other benefits for its named executive officers.

Retirement Benefits

In 2012, the named executive officers participated in the Abbott Laboratories Annuity Retirement Plan and the Abbott Laboratories Supplemental Pension Plan. These plans are described in greater detail in the section of the proxy statement captioned "Pension Benefits."

Since officers' Supplemental Pension Plan benefits cannot be secured in a manner similar to qualified plan benefits, which are held in trust, officers receive an annual cash payment equal to the increase in present value of their Supplemental Pension Plan benefit. Officers have the option of depositing these annual payments into an individually established grantor trust, net of tax withholdings. Deposited amounts may be credited with the difference between the officer's actual annual trust earnings and the rate used to calculate trust funding (currently 8 percent). Amounts deposited in the individual trusts are not tax deferred. In 2012, since amounts contributed to the trust had already been taxed, Abbott remitted the tax owed on the income earned by the trust or any company-funded adjustment paid to the trust, thus preserving the parity of the benefit to those payable under the qualified plan.

Going forward, AbbVie will provide pension benefits under the AbbVie Pension Plan and the AbbVie Supplemental Pension Plan, which are based on the Abbott pension plans. As noted above, beginning in 2013, officers will not receive tax gross-ups on their grantor trusts. The manner in which the grantor trust will be distributed to an officer upon retirement from the Company generally follows the manner elected by the officer under the Pension Plan. If an officer (or the officer's spouse, depending upon the pension distribution method elected by the officer under the Pension Plan) lives beyond the actuarial life expectancy age used to determine the Supplemental Pension Plan benefit, and therefore exhausts the trust balance, the Supplemental Pension Plan benefit will be paid to the officer by AbbVie.

Deferred Compensation

Officers of the Company, like all U.S. employees, are eligible to defer a portion of their annual base salary to the Company's qualified savings plan, up to the IRS contribution limits. Officers are also eligible to defer up to 18 percent of their base salary, less contributions to the qualified savings plan, to a non-qualified deferred compensation plan. Up to 100 percent of annual incentive awards earned by the officers are also eligible for deferral to a non-qualified plan. Officers may defer these amounts to unfunded book accounts or choose to have the amounts paid in cash on a current basis and deposited into individually established grantor trusts, net of tax withholdings. These amounts are credited annually with earnings. In 2012, since amounts contributed to the trusts had already been taxed, Abbott remitted the tax owed on the income earned by the trusts or any company-funded adjustment paid to the trusts. As noted above, beginning in 2013, officers will not receive tax gross-ups on their grantor trusts. Officers elect the manner in which the assets held in their grantor trusts will be distributed to them upon retirement or other separation from the Company.

Change in Control Arrangements

As noted above, AbbVie's named executive officers have change in control agreements, the purpose of which is to aid in retention and recruitment, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company, and to protect the earned benefits of the named executive officers against adverse changes resulting from a change in control. The level of payments provided under the agreements is established to be consistent with market practices as confirmed by data provided to the Committee by its independent compensation consultant. These arrangements are described in greater detail in the section of the proxy statement captioned "Potential Payments upon Termination or Change in Control."

### Financial Planning

Named executive officers are eligible for up to $10,000 of annual costs associated with estate planning advice, tax preparation and general financial planning fees. If an officer chooses to utilize this benefit, fees for services received up to the annual allocation are paid by the Company and are treated as imputed income to the officer, who then is responsible for payment of all taxes due on the fees paid by the Company.

### Company Automobile

Named executive officers are eligible for use of a company-leased vehicle, with a lease term of 50 months. Seventy-five percent of the cost of the vehicle is imputed to the officer as income for federal income tax purposes.

### Disability Benefit

In addition to AbbVie's standard disability benefits, the named executive officers are eligible for a monthly long-term disability benefit, which is described in greater detail in the section of the proxy statement captioned "Potential Payments Upon Termination or Change in Control."

**Share Ownership Guidelines**

AbbVie's share ownership guidelines for named executive officers are designed to further promote sustained stockholder return and to ensure the Company's executives remain focused on both short- and long-term objectives. Each officer has five years from the date appointed/elected to his or her position to achieve the ownership level associated with the position. The share ownership requirements are 175,000 shares for the Chief Executive Officer, 50,000 shares for Executive Vice Presidents and Senior Vice Presidents and 25,000 shares for all other officers.

As provided in the Incentive Stock Program, no award may be assigned, alienated, sold or transferred other than by will or by the laws of descent and distribution, pursuant to a qualified domestic relations order or as permitted by the Committee for estate planning purposes, and no award and no right under any award may be pledged, alienated, attached or otherwise encumbered. All members of senior management, including the Company's officers and certain other employees, are required to clear any transaction involving Company stock with the General Counsel prior to entering into such transaction.

**Compliance**

The Performance Incentive Plan and Incentive Stock Program, which are described above, are intended to comply with Internal Revenue Code Section 162(m) to ensure deductibility of performance-based compensation.

The Committee reserves the flexibility to take actions that may be based on considerations in addition to tax deductibility. The Committee believes that stockholder interests are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even if such programs may result in certain non-deductible compensation expenses. Accordingly, the Committee may from time to time approve components of compensation for certain officers that are not deductible.

While the Committee does not anticipate there would ever be circumstances where a restatement of earnings upon which any incentive plan award decisions were based would occur, the Committee, in evaluating such circumstances, has discretion to take all actions necessary to protect the interests of stockholders up to and including actions to recover such incentive awards.

## COMPENSATION COMMITTEE REPORT

The compensation committee of the board is primarily responsible for reviewing, approving and overseeing AbbVie's compensation plans and practices, and works with management and the Committee's independent compensation consultant to establish AbbVie's executive compensation philosophy and programs. The Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.

*Compensation Committee*

E. M. Liddy, Chairman, R. S. Austin, G. F. Tilton, and F. H. Waddell.

### Compensation Risk Assessment

Our Compensation Committee, with the input of management and the Committee's independent compensation consultant, reviews an annual risk assessment of AbbVie compensation practices.

## SUMMARY COMPENSATION TABLE

Each of AbbVie's named executive officers was employed by Abbott prior to the Separation; therefore, the information provided for the years 2012, 2011 and 2010 reflects compensation earned at Abbott and the design and objectives of the Abbott executive compensation programs in place prior to the Separation. Each of AbbVie's 2012 named executive officers was, as of December 31, 2012, an officer of Abbott. Accordingly, the compensation decisions regarding AbbVie's named executive officers were made by the Abbott Compensation Committee or its delegates. Executive compensation decisions following the Separation will be made by AbbVie's Compensation Committee. All references in the following tables to stock options, restricted stock units and restricted stock relate to awards granted by Abbott in respect of Abbott common shares. Pursuant to the Employee Matters Agreement dated December 31, 2012 by and between AbbVie and Abbott, these equity awards, other than performance-based restricted shares granted to named executive officers on December 1, 2012, have been converted into awards in respect of AbbVie common stock and awards in respect of Abbott common shares reflecting the respective post-Separation values of AbbVie and Abbott. The performance-based restricted shares granted to named executive officers on December 1, 2012 were converted entirely into performance-based awards of restricted AbbVie common stock.

The following table summarizes compensation awarded to, earned by, or paid to AbbVie's named executive officers in connection with their service to Abbott. Position titles refer to each named executive officer's title at Abbott in 2012. The section of the proxy statement captioned "Compensation Discussion and Analysis—Compensation Philosophy and Components of Pay" describes in greater detail the information reported in this table.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)(1) | Option Awards ($)(2)(3) | Non-Equity Incentive Plan Compensation ($)(4) | Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(5) | All Other Compensation ($)(6) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Richard A. Gonzalez | 2012 | $863,942 | $ 0 | $3,341,844 | $729,640 | $2,500,000 | $ 64,503 | $449,288 | $ 7,949,217 |
| Executive Vice President, | 2011 | 825,000 | 0 | 1,826,132 | 343,273 | 1,230,000 | 882,988 | 445,446 | 5,552,839 |
| Pharmaceutical Products Group | 2010 | 742,080 | 300,000[7] | 5,135,240 | 0 | 848,900 | 312,256 | 262,033 | 7,600,509 |
| Laura J. Schumacher | 2012 | 831,682 | 1,100,000[8] | 4,486,690 | 576,809 | 1,270,000 | 1,771,306 | 156,261 | 10,192,748 |
| Executive Vice President, | 2011 | 827,500 | 0 | 1,905,327 | 358,225 | 1,180,000 | 1,138,123 | 158,318 | 5,567,493 |
| General Counsel, and Corporate Secretary | 2010 | 823,329 | 0 | 3,901,126 | 535,920 | 1,100,000 | 628,869 | 137,957 | 7,127,201 |
| William J. Chase | 2012 | 398,942 | 500,000[8] | 2,113,216 | 162,079 | 500,000 | 498,991 | 45,689 | 4,218,917 |
| Vice President, Licensing and Acquisitions | 2011 | 375,000 | 0 | 628,898 | 118,370 | 330,000 | 316,489 | 50,734 | 1,819,491 |
| Carlos Alban | 2012 | 615,769 | 300,000[8] | 2,702,141 | 331,473 | 675,000 | 1,801,009 | 104,278 | 6,529,670 |
| Senior Vice President, Proprietary Pharmaceutical Products, Global Commercial Operations | 2011 | 602,471 | 0 | 1,514,013 | 285,334 | 610,000 | 774,355 | 106,162 | 3,892,335 |
| John M. Leonard, M.D. | 2012 | 640,163 | 0 | 2,229,557 | 224,400 | 515,600 | 1,719,253 | 149,142 | 5,478,115 |
| Senior Vice President, Pharmaceuticals, Research and Development | 2011 | 636,500 | 0 | 1,034,187 | 194,376 | 475,500 | 1,016,012 | 141,236 | 3,497,811 |

(1) In accordance with the Securities and Exchange Commission's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. Abbott determines grant date fair value by

multiplying the number of shares granted by the average of the high and low market prices of an Abbott common share on the award's date of grant.

(2) In accordance with the Securities and Exchange Commission's rules, the amounts in this column represent the aggregate grant date fair value of the awards in accordance with Financial Accounting Standards Board ASC Topic 718. These amounts include the grant date fair values of $34,169, $28,799, and $4,393 attributable to replacement stock options issued in 2012 to L. J. Schumacher, W. J. Chase, and C. Alban, respectively, with respect to original option grants made before 2005. Except for outstanding options that have a replacement option feature, options granted after 2004 do not include a replacement option feature. When the exercise price of an option with a replacement option feature is paid (or, in the case of a non-qualified stock option, when the option exercise price or the withholding taxes resulting on exercise of that option are paid) with Abbott common shares held by the named executive officer, a replacement option may be granted for the number of shares used to make that payment. Abbott uses the closing price of an Abbott common share on the business day before the exercise to determine the number of shares required to exercise the related option and the exercise price of the replacement option. The replacement option is exercisable in full six months after the date of grant, and has a term expiring on the expiration date of the original option. Other terms and conditions of the replacement option award are the same in all material respects as those applicable to the original grant.

(3) These amounts were determined as of the option grant date using a Black-Scholes stock option valuation model. These amounts are being reported solely for the purpose of comparative disclosure in accordance with the Securities and Exchange Commission rules. There is no certainty that the amount determined using a Black-Scholes stock option valuation model would be the value at which employee stock options would be traded for cash. For options, other than the replacement options, the assumptions are the same as those described in Note 8 entitled "Incentive Stock Program" of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" in Abbott's 2012 Annual Report on SEC Form 10-K. For replacement options, the model used the following assumptions: expected volatility of 14%, dividend yield ranging between 2.4% and 2.6%; risk-free interest of 0.2%, and an option life equal to 60% of the option's remaining life.

(4) This compensation is earned as a performance-based incentive bonus pursuant to the 1998 Abbott Laboratories Performance Incentive Plan for Mr. Gonzalez, Ms. Schumacher, Mr. Alban, and Dr. Leonard, and the 1986 Abbott Laboratories Management Incentive Plan for Mr. Chase. Additional information regarding these plans can be found in the section of this proxy captioned "Compensation Discussion and Analysis—How Executive Pay Decisions Are Made—Annual Bonus."

(5) Except as provided below, the plan amounts shown below are reported in this column.

For Mr. Gonzalez and Ms. Schumacher, the amounts shown alongside the officer's name are for 2012, 2011, and 2010, respectively. For Mr. Gonzalez, the 2012 amounts under the Abbott Laboratories Annuity Retirement Plan and the Abbott Laboratories Supplemental Pension Plan are excluded from this column in accordance with SEC rules. For Messrs. Chase and Alban and Dr. Leonard, the amounts shown are for 2012 and 2011.

*Abbott Laboratories Annuity Retirement Plan*

R. A. Gonzalez: $(426,732) / $33,248 / $3,001; L. J. Schumacher: $129,541 / $85,875 / $37,903; W. J. Chase: $96,217 / $77,342; C. Alban: $204,199 / $101,829; and J. M. Leonard: $175,844 / $106,953.

*Abbott Laboratories Supplemental Pension Plan*

R. A. Gonzalez: $(4,420,361) / $743,082 / $245,389; L. J. Schumacher: $1,464,372 / $939,737 / $541,637; W. J. Chase: $378,802 / $226,766; C. Alban: $1,521,110 / $628,531; and J. M. Leonard: $1,374,571 / $789,474.

*Non-Qualified Defined Contribution Plan Earnings*

The totals in this column include reportable interest credited under the 1998 Abbott Laboratories Performance Incentive Plan, the Abbott Laboratories 401(k) Supplemental Plan, and the 1986 Abbott Laboratories Management Incentive Plan.

R. A. Gonzalez: $64,503 / $106,658 / $63,866; L. J. Schumacher: $177,393 / $112,511 / $49,329; W. J. Chase: $23,972 / $12,381; C. Alban: $75,700 / $43,995; and J. M. Leonard: $168,838 / $119,585.

The present value of a pension benefit is determined, in part, by the discount rate used for accounting purposes. As required by the Financial Accounting Standards Board, that discount rate is determined by reference to the prevailing market rate of interest. In 2012, interest rates declined and the discount rate used for the Annuity Retirement Plan and Supplemental Pension Plan was reduced to reflect that decline. A reduction in the discount rate increases the present value of participants' pensions while actual payments to be made to participants are not changed. The discount rate used for 2012 was 4.49%. The discount rate used for 2011 was 5.18%.

The change in pension value included in this total is the result of the following factors: (i) the impact of changes in the actuarial assumptions Abbott uses to calculate plan liability for financial reporting purposes, primarily the change in discount rate; (ii) additional pension benefit accrual under the Annuity Retirement Plan and Supplemental Pension Plan; (iii) the impact of the time value of money on the pension value; and (iv) with respect to Mr. Gonzalez, distributions made from these plans, as described in footnote (3) to the Pension Benefits Table on page 41.

(6) The amounts shown below are reported in this column.

For Mr. Gonzalez and Ms. Schumacher, the amounts shown alongside the officer's name are for 2012, 2011, and 2010, respectively. For Messrs. Chase and Alban and Dr. Leonard, the amounts shown are for 2012 and 2011.

*Earnings, Fees and Tax Payments for Non-Qualified Defined Benefit and Non-Qualified Defined Contribution Plans* (net of the reportable interest included in footnote (5)).

R. A. Gonzalez: $154,681 / $72,623 / $76,225; L. J. Schumacher: $97,801 / $88,141 / $65,627; W. J. Chase: $13,526 / $12,458; C. Alban: $42,667 / $33,977; and J. M. Leonard: $90,813 / $82,639.

Each of the named executive officers' awards under the 1998 Abbott Laboratories Performance Incentive Plan or the 1986 Abbott Laboratories Management Incentive Plan is paid in cash to the named executive officer on a current basis and may be deposited into a grantor trust established by the named executive officer, net of maximum tax withholdings. Each of the named executive officers has also established grantor trusts in connection with the Abbott Laboratories Supplemental Pension Plan and the Abbott Laboratories 401(k) Supplemental Plan. These amounts include the earnings (net of the reportable interest included in footnote (5)), fees, and tax payments paid in connection with these grantor trusts.

*Employer Contributions to Defined Contribution Plans*

R. A. Gonzalez: $0 / $0 / $0; L. J. Schumacher: $41,584 / $41,375 / $41,166; W. J. Chase: $19,947 / $18,750; C. Alban: $30,788 / $30,124; and J. M. Leonard: $32,008 / $31,825.

These amounts include Abbott contributions to both the Abbott tax-qualified defined contribution plan and the Abbott Laboratories 401(k) Supplemental Plan. The Abbott Laboratories 401(k) Supplemental Plan permits the named executive officers to contribute amounts in excess of the annual limit set by the Internal Revenue Code for employee contributions to 401(k) plans up to the excess of (i) 18 percent of their base salary over (ii) the amount contributed to Abbott's tax-qualified 401(k) plan. Abbott matches participant contributions at the rate of 250 percent of the first 2 percent of compensation contributed to the plan. The named executive officers have these amounts paid to them in cash on a current basis and deposited into a grantor trust established by the officer, net of maximum tax withholdings.

*Other Compensation*

The following amounts are included in the totals in this column, which reflect Abbott's incremental cost less reimbursements for non-business related flights: Mr. Gonzalez: $294,607 / $372,823 / $185,808.

Abbott determines the incremental cost for flights based on the direct cost to Abbott, including fuel costs, parking, handling and landing fees, catering, travel fees, and other miscellaneous direct costs.

Also included in the totals shown in the table is the cost of providing a corporate automobile less the amount reimbursed by the officer: L. J. Schumacher: $16,876 / $18,802 / $21,164; W. J. Chase: $5,716 / $13,026; C. Alban: $17,760 / $17,300; and J. M. Leonard: $18,321 / $18,772.

For Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard, the following costs associated with financial planning are included: L. J. Schumacher: $0 / $10,000 / $10,000; W. J. Chase: $6,500 / $6,500; C. Alban: $10,000 / $11,447; and J. M. Leonard: $8,000 / $8,000.

For Mr. Alban, the totals include $3,063 in 2012 and $13,314 in 2011 for relocation costs.

The named executive officers are also eligible to participate in an executive disability benefit described in the section of this proxy captioned "Potential Payments Upon Termination— Generally."

(7) Bonus paid to Mr. Gonzalez in 2010 upon his appointment as Executive Vice President, Pharmaceutical Products Group.

(8) Bonus paid in recognition of performance related to the business separation.

**2012 GRANTS OF PLAN-BASED AWARDS**

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) | | Estimated Future Payouts Under Equity Incentive Plan Awards Target (#) | All Other Option Awards: Numbers of Securities Underlying Options (#) | Exercise or Base Price of Options Awards ($/Sh.) | Closing Market Price on Grant Date | Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|
| | | Target ($) | Maximum ($) | | | | | |
| R. A. Gonzalez | 02/17/12 | | | 59,400(2)(3) | | | | $3,341,844(4) |
| | 02/17/12 | | | | 107,300(5) | $56.26 | $56.36 | 729,640(6) |
| L. J. Schumacher | 02/17/12 | | | 44,200(2)(3) | | | | 2,486,692(4) |
| | 12/01/12 | | | 30,755(7) | | | | 1,999,998(4) |
| | 02/17/12 | | | | 79,800(5) | 56.26 | 56.36 | 542,640(6) |
| | 06/18/12 | | | | 3,611(8) | 62.50 | 62.70 | 6,897(6) |
| | 06/19/12 | | | | 165(8) | 62.70 | 62.87 | 317(6) |
| | 06/19/12 | | | | 6,408(8) | 62.70 | 62.87 | 15,443(6) |
| | 07/30/12 | | | | 4,011(8) | 66.39 | 66.60 | 11,512(6) |

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($) | Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards Target (#) | All Other Option Awards: Numbers of Securities Underlying Options (#) | Exercise or Base Price of Options Awards ($/Sh.) | Closing Market Price on Grant Date | Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|
| W. J. Chase | 02/17/12 | | | 10,900[2][3] | | | | 613,234[4] |
| | 12/01/12 | | | 23,066[7] | | | | 1,499,982[4] |
| | 02/17/12 | | | | 19,600[5] | 56.26 | 56.36 | 133,280[6] |
| | 04/26/12 | | | | 2,390[8] | 61.60 | 61.86 | 4,947[6] |
| | 05/25/12 | | | | 2,177[8] | 62.42 | 62.25 | 4,158[6] |
| | 07/30/12 | | | | 1,620[8] | 66.39 | 66.60 | 4,649[6] |
| | 09/13/12 | | | | 1,591[8] | 67.84 | 69.27 | 4,662[6] |
| | 09/14/12 | | | | 3,438[8] | 69.27 | 68.27 | 10,383[6] |
| C. Alban | 02/17/12 | | | 26,700[2][3] | | | | 1,502,142[4] |
| | 12/01/12 | | | 18,453[7] | | | | 1,199,999[4] |
| | 02/17/12 | | | | 48,100[5] | 56.26 | 56.36 | 327,080[6] |
| | 07/23/12 | | | | 2,482[8] | 65.06 | 64.64 | 4,393[6] |
| J. M. Leonard | 02/17/12 | | | 18,300[2][3] | | | | 1,029,558[4] |
| | 12/01/12 | | | 18,453[7] | | | | 1,199,999[4] |
| | 02/17/12 | | | | 33,000[5] | 56.26 | 56.36 | 224,400[6] |

(1) During 2012, Mr. Gonzalez, Ms. Schumacher, Mr. Alban, and Dr. Leonard participated in the 1998 Abbott Laboratories Performance Incentive Plan and Mr. Chase participated in the 1986 Abbott Laboratories Management Incentive Plan, both of which are annual, non-equity incentive plans. The annual cash incentive award earned by the named executive officer in 2012 under the applicable plan is shown in the Summary Compensation Table in the column captioned "Non-Equity Incentive Plan Compensation." No future payouts will be made under the plans' 2012 annual cash incentive award. These plans are described in greater detail in the section of this proxy captioned "Compensation Discussion and Analysis—Compensation Components—Performance-Based Annual Cash Incentives."

(2) These are performance-based restricted stock awards that have a five-year term and vest upon Abbott achieving a minimum return on equity target, with no more than one-third of the award vesting in any one year. In 2012, Abbott reached its minimum return on equity target and one-third of each of the awards granted on February 17, 2012 vested on February 28, 2013. The return on equity targets are described in the section of this proxy captioned "Compensation Discussion and Analysis—Compensation Components—Long-Term Incentives—Equity Awards."

(3) In the event of a grantee's death or disability or a change in control of Abbott, as defined in Abbott Laboratories' Incentive Stock programs, these awards are deemed fully earned. Outstanding restricted shares receive dividends at the same rate as all other shareholders.

(4) The grant date fair value of stock awards is determined by multiplying the number of restricted shares granted by the average of the high and low market prices of an Abbott common share on the grant date.

(5) One-third of the shares covered by these options are exercisable after one year; two-thirds after two years; and all after three years. The options vest in the event of the grantee's death or disability or a change in control of Abbott. Under the Abbott Laboratories 2009 Incentive Stock Program, these options have an exercise price equal to the average of the high and low market prices (rounded-up to the next even penny) of an Abbott common share on the date of grant. These options do not contain a replacement option feature.

(6) These values were determined as of the option grant date using a Black-Scholes stock option valuation model. The model uses the assumptions described in Note 8, entitled "Incentive Stock

Program," of Abbott's Notes to Consolidated Financial Statements included under Item 8, "Financial Statements and Supplemental Data" in Abbott's 2012 Annual Report on SEC Form 10-K. The assumptions for replacement options are described in footnote (3) to the Summary Compensation Table.

(7) At the time of the Separation, these awards were converted into equivalent AbbVie awards. These awards will vest after January 1, 2016, subject to continued employment with AbbVie from the grant date through the vesting date and AbbVie achieving a minimum return on equity target for the period of 2013 through 2015.

(8) These are replacement options. When the exercise price of an option with a replacement feature is paid (or, in the case of a non-qualified stock option, when the option exercise price or the withholding taxes resulting on exercise of that option are paid) with Abbott common shares held by the named executive officer, a replacement option may be granted for the number of shares used to make that payment. Abbott uses the closing price of an Abbott common share on the business day before the exercise to determine the number of shares required to exercise the related option and the exercise price of the replacement option. The replacement option is exercisable in full six months after the grant date, and has a term expiring on the expiration date of the original option. Other terms and conditions of the replacement option are the same in all material respects as those applicable to the original option.

## 2012 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following tables summarize the outstanding equity awards held by the named executive officers at year-end.

| | Option Awards(1) | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| R. A. Gonzalez | | 36,733[2] | 46.6000 | 02/17/21 | 13,333[2] | $ 873,312 | | |
| | | 107,300[2] | 56.2600 | 02/16/22 | | | 26,133[2] | $1,711,712 |
| | | | | | | | 59,400[2] | 3,890,700 |
| L. J. Schumacher | 1,039 | | 58.1600 | 02/19/14 | 32,000[2] | $2,096,000 | | |
| | 66,300 | | 55.5600 | 02/14/18 | | | 13,200[2] | $ 864,600 |
| | 5,425 | | 55.6600 | 02/19/14 | | | 27,266[2] | 1,785,923 |
| | 38,940 | | 54.1400 | 02/19/19 | | | 44,200[2] | 2,895,100 |
| | 23,200 | 19,333[2] | 54.5000 | 02/18/20 | | | 30,755[2] | 2,014,453 |
| | | 38,333[2] | 46.6000 | 02/17/21 | | | | |
| | | 79,800[2] | 56.2600 | 02/16/22 | | | | |
| | 3,611 | | 62.5000 | 02/13/13 | | | | |
| | 165 | | 62.7000 | 02/13/13 | | | | |
| | 6,408 | | 62.7000 | 08/31/13 | | | | |
| | | 4,011[2] | 66.3900 | 02/19/14 | | | | |
| W. J. Chase | 8,495 | | 46.3400 | 02/17/15 | 9,000[2] | $ 589,500 | | |
| | 6,600 | | 52.5400 | 02/15/17 | | | 3,067[2] | $ 200,889 |
| | 963 | | 55.7600 | 02/19/14 | | | 9,000[2] | 589,500 |
| | 25,500 | | 55.5600 | 02/14/18 | | | 10,900[2] | 713,950 |
| | 12,800 | | 54.1400 | 02/19/19 | | | 23,066[2] | 1,510,823 |
| | 8,933 | 4,467[2] | 54.5000 | 02/18/20 | | | | |
| | 6,334 | 12,666[2] | 46.6000 | 02/17/21 | | | | |
| | | 19,600[2] | 56.2600 | 02/16/22 | | | | |
| | 2,390 | | 61.6000 | 02/13/13 | | | | |
| | 2,177 | | 62.4200 | 02/13/13 | | | | |
| | | 1,620[2] | 66.3900 | 02/19/14 | | | | |
| | | 1,591[2] | 67.8400 | 02/19/14 | | | | |
| | | 3,438[2] | 69.2700 | 02/19/14 | | | | |

See footnotes on page 37.

| Name | Option Awards(1) | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| C. Alban | 35,700 | | 52.5400 | 02/15/17 | 21,000[2] | $1,375,500 | | |
| | 33,900 | | 55.5600 | 02/14/18 | | | 7,867[2] | $ 515,289 |
| | 17,700 | | 54.1400 | 02/19/19 | | | 21,666[2] | 1,419,123 |
| | 21,000 | | 51.6800 | 10/14/19 | | | 26,700[2] | 1,748,850 |
| | 23,067 | 11,533[2] | 54.5000 | 02/18/20 | | | 18,453[2] | 1,208,672 |
| | 15,267 | 30,533[2] | 46.6000 | 02/17/21 | | | | |
| | | 48,100[2] | 56.2600 | 02/16/22 | | | | |
| | | 2,482[2] | 65.0600 | 02/13/13 | | | | |
| J. M. Leonard | 59,300 | | 52.5400 | 02/15/17 | 21,000[2] | $1,375,500 | | |
| | 93,400 | | 55.5600 | 02/14/18 | | | 6,533[2] | $ 427,912 |
| | 38,700 | | 54.1400 | 02/19/19 | | | 14,800[2] | 969,400 |
| | 19,133 | 9,567[2] | 54.5000 | 02/18/20 | | | 18,300[2] | 1,198,650 |
| | 10,400 | 20,800[2] | 46.6000 | 02/17/21 | | | 18,453[2] | 1,208,672 |
| | | 33,000[2] | 56.2600 | 02/16/22 | | | | |

See footnotes on page 37.

*Footnotes to Outstanding Equity Awards table:*

(1) Except as noted, these options are fully vested.

(2) The vesting dates of outstanding unexercisable stock options and unvested restricted stock awards at December 31, 2012 are as follows:

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Unexercised Shares Remaining from Original Grant | Number of Option Shares Vesting—Date Vested 2013 | Number of Option Shares Vesting—Date Vested 2014 | Number of Option Shares Vesting—Date Vested 2015 | Number of Shares of Restricted Stock | Number of Shares of Restricted Stock Vesting—Date Vested 2013 | Number of Shares of Restricted Stock Vesting—Date Vested 2014 | Number of Shares of Restricted Stock Vesting—Date Vested 2015 |
| R. A. Gonzalez[e] | 36,733 | 18,366—2/18 | 18,367—2/18 | | 13,333 | 13,333—2/19 | | |
| | 107,300 | 35,767—2/17 | 35,766—2/17 | 35,767—2/17 | 26,133 | (b) | | |
| | | | | | 59,400 | (c) | | |
| L. J. Schumacher[f] | 19,333 | 19,333—2/19 | | | 32,000 | 32,000—2/19 | | |
| | 38,333 | 19,166—2/18 | 19,167—2/18 | | 13,200 | (a) | | |
| | 79,800 | 26,600—2/17 | 26,600—2/17 | 26,600—2/17 | 27,266 | (b) | | |
| | 4,011 | 4,011—1/31 | | | 44,200 | (c) | | |
| | | | | | 30,755 | (d) | | |
| W. J. Chase | 4,467 | 4,467—2/19 | | | 9,000 | 9,000—2/19 | | |
| | 12,666 | 6,333—2/18 | 6,333—2/18 | | 3,067 | (a) | | |
| | 19,600 | 6,534—2/17 | 6,533—2/17 | 6,533—2/17 | 9,000 | (b) | | |
| | 1,620 | 1,620—1/31 | | | 10,900 | (c) | | |
| | 1,591 | 1,591—3/14 | | | 23,066 | (d) | | |
| | 3,438 | 3,438—3/15 | | | | | | |
| C. Alban | 11,533 | 11,533—2/19 | | | 21,000 | 21,000—2/19 | | |
| | 30,533 | 15,266—2/18 | 15,267—2/18 | | 7,867 | (a) | | |
| | 48,100 | 16,034—2/17 | 16,033—2/17 | 16,033—2/17 | 21,666 | (b) | | |
| | 2,482 | 2,482—1/24 | | | 26,700 | (c) | | |
| | | | | | 18,453 | (d) | | |
| J. M. Leonard | 9,567 | 9,567—2/19 | | | 21,000 | 21,000—2/19 | | |
| | 20,800 | 10,400—2/18 | 10,400—2/18 | | 6,533 | (a) | | |
| | 33,000 | 11,000—2/17 | 11,000—2/17 | 11,000—2/17 | 14,800 | (b) | | |
| | | | | | 18,300 | (c) | | |
| | | | | | 18,453 | (d) | | |

(a) These are the shares of restricted stock that remained outstanding and unvested on December 31, 2012, from an award made on February 19, 2010. The award has a 5-year term, with no more than one-third of the original award vesting in any one year upon Abbott achieving a minimum return on equity target, measured at the end of the relevant year. In 2012, Abbott reached its minimum return on equity target and these shares vested on February 28, 2013.

(b) These are the shares of restricted stock that remained outstanding and unvested on December 31, 2012, from an award made on February 18, 2011. The award has a 5-year term, with no more than one-third of the original award vesting in any one year upon Abbott achieving a minimum return on equity target, measured at the end of the relevant year. In 2012, Abbott reached its minimum return on equity target and one half of the unvested shares vested on February 28, 2013.

(c) These are the shares of restricted stock that remained outstanding and unvested on December 31, 2012, from an award made on February 17, 2012. The award has a 5-year term, with no more than one-third of the original award vesting in any one year upon Abbott achieving a minimum return on equity target, measured at the end of the relevant year. In 2012, Abbott reached its minimum return on equity target and one third of the unvested shares vested on February 28, 2013.

(d) These are the shares of restricted stock that remained outstanding and unvested on December 31, 2012, from an award made on December 1, 2012. These shares will vest after January 1, 2016 subject to continued employment with AbbVie through the vesting date and AbbVie achieving a minimum return on equity target for the period 2013 through 2015.

(e) The table above does not reflect stock options to purchase 320,367 shares of Abbott common stock, which were transferred in a transaction exempt from Section 16 of the Securities Exchange Act of 1934 under Rule 16a-12.

(f) The table above does not reflect stock options to purchase 213,752 shares of Abbott common stock, which were transferred in a transaction exempt from Section 16 of the Securities Exchange Act of 1934 under Rule 16a-12.

## 2012 OPTION EXERCISES AND STOCK VESTED

The following table summarizes for each named executive officer the number of shares the officer acquired on the exercise of stock options and the number of shares the officer acquired on the vesting of stock awards in 2012:

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired On Exercise (#)** | **Value Realized On Exercise ($)** | **Number of Shares Acquired On Vesting (#)** | **Value Realized On Vesting ($)** |
| R. A. Gonzalez[a] | 219,192 | $ 830,128 | 43,066 | $2,518,415 |
| L. J. Schumacher[b] | 187,881 | 3,067,988 | 42,100 | 2,401,384 |
| W. J. Chase | 21,285 | 291,998 | 10,566 | 602,685 |
| C. Alban | 54,719 | 1,127,331 | 27,766 | 1,643,749 |
| J. M. Leonard | 157,299 | 2,426,263 | 22,999 | 1,311,863 |

(a) The table above does not reflect stock options to purchase 320,367 shares of Abbott common stock, which were transferred in a transaction exempt from Section 16 of the Securities Exchange Act of 1934 under Rule 16a-12.

(b) The table above does not reflect stock options to purchase 213,752 shares of Abbott common stock, which were transferred in a transaction exempt from Section 16 of the Securities Exchange Act of 1934 under Rule 16a-12.

## PENSION BENEFITS

During 2012, the named executive officers participated in two Abbott-sponsored defined benefit pension plans: the Abbott Laboratories Annuity Retirement Plan, a tax-qualified pension plan; and the Abbott Laboratories Supplemental Pension Plan, a non-qualified supplemental pension plan. The Supplemental Pension Plan also includes a benefit feature Abbott uses to attract executive officers who are at the mid-point of their career. This feature provides an additional benefit to executive officers who are mid-career hires that is less valuable to executive officers who have spent most of their career at Abbott. AbbVie has assumed responsibility for providing these benefits to the named executive officers, who transferred from Abbott to AbbVie as part of the business separation. Except as provided in Abbott's change in control agreements, Abbott does not have a policy granting extra years of credited service under the plans. The change in control agreements are described beginning on page 43.

The compensation considered in determining the pensions payable to the named executive officers is the compensation shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table on page 29.

### Annuity Retirement Plan

The Annuity Retirement Plan covers most employees in the United States, age 21 or older, and provides participants with a life annuity benefit at normal retirement equal to A plus the greater of B or C below.

A. 1.10% of 5-year final average earnings multiplied by years of benefit service after 2003.

B. 1.65% of 5-year final average earnings multiplied by years of benefit service prior to 2004 (up to 20); plus 1.50% of 5-year final average earnings multiplied by years of benefit service prior to 2004 in excess of 20 (but no more than 15 additional years); less

0.50% of the lesser of 3-year final average earnings (but not more than the social security wage base in any year) or the social security covered compensation level multiplied by years of benefit service.

C. 1.10% of 5-year final average earnings multiplied by years of benefit service prior to 2004.

The benefit for service prior to 2004 (B or C above) is reduced for the cost of preretirement surviving spouse benefit protection. The reduction is calculated using formulas based on age and employment status during the period in which coverage was in effect.

Final average earnings are the average of the employee's 60 highest-paid consecutive calendar months of compensation (salary and non-equity incentive plan compensation). The Annuity Retirement Plan covers earnings up to the limit imposed by Internal Revenue Code Section 401(a)(17) and provides for a maximum of 35 years of benefit service.

Participants become fully vested in their pension benefit upon the completion of five years of service. The benefit is payable on an unreduced basis at age 65. Employees hired after 2003 who terminate prior to age 55 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55. Employees hired prior to 2004 who terminate prior to age 50 with at least 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 50. Employees hired prior to 2004 who terminate prior to age 50 with less than 10 years of service may choose to commence their benefits on an actuarially reduced basis as early as age 55.

The Annuity Retirement Plan offers several optional forms of payment, including certain and life annuities, joint and survivor annuities, and level income annuities. The benefit paid under any of these options is actuarially equivalent to the life annuity benefit produced by the formula described above.

Employees who retire from Abbott prior to their normal retirement age may receive subsidized early retirement benefits. Employees hired after 2003 are eligible for early retirement at age 55 with 10 years of service. Employees hired prior to 2004 are eligible for early retirement at age 50 with 10 years of service or age 55 if the employee's age plus years of benefit service total 70 or more. Mr. Alban and Dr. Leonard are eligible for early retirement benefits under the plan.

The subsidized early retirement reductions applied to the benefit payable for service after 2003 (A above) depend upon the participant's age at retirement. If the participant retires after reaching age 55, the benefit is reduced 5 percent per year for each year that payments are made before age 62. If the participant retires after reaching age 50 but prior to reaching age 55, the benefit is actuarially reduced from age 65.

The early retirement reductions applied to the benefit payable for service prior to 2004 (B and C above) depend upon age and service at retirement:

- In general, the 5-year final average earnings portions of the benefit are reduced 3 percent per year for each year that payments are made before age 62 and the 3-year final average earnings portion of the benefit is reduced 5 percent per year for each year that payments are made before age 62.
- Employees who participated in the plan before age 36 may elect "Special Retirement" on the last day of any month after reaching age 55 with age plus Seniority Service points of at least 94 or "Early Special Retirement" on the last day of any month after reaching age 55, provided their age plus Seniority Service points would reach at least 94 before age 65. Seniority Service includes periods of employment prior to attaining the minimum age required to participate in the plan. If Special Retirement or Early Special Retirement applies, Seniority Service is used in place of benefit service in the formulas. The 5-year final average earnings portions of the benefit in B above are reduced 1⅔ percent for each year between ages 59 and 62 plus 2½ percent for each year between ages 55 and 59. The 3-year final average earnings portion of the benefit is

reduced 5 percent per year for each year that payments are made before age 62. Benefit C is payable on an unreduced basis at Special Retirement and is reduced 3 percent per year for each year that payments are made before age 62, if Early Special Retirement applies.

**Supplemental Pension Plan**

With the following exceptions, the provisions of the Supplemental Pension Plan are substantially the same as those of the Annuity Retirement Plan:

- Officers' 5-year final average earnings are calculated using the average of the 5 highest years of base earnings and the 5 highest years of payments under Abbott's non-equity incentive plans.
- The Annuity Retirement Plan does not include amounts deferred or payments received under the Abbott Laboratories Deferred Compensation Plan in its calculation of a participant's final average earnings. To preserve the pension benefits of Deferred Compensation Plan participants, the Supplemental Pension Plan includes amounts deferred by a participant under the Deferred Compensation Plan in its calculation of final average earnings. Beginning in the year following their election as an officer, Abbott officers are no longer eligible to defer compensation under the Deferred Compensation Plan.
- In addition to the benefits outlined above for the Annuity Retirement Plan, officers are eligible for a benefit equal to 0.6% of 5-year final average earnings for each year of service for each of the first 20 years of service occurring after the participant attains age 35. The benefit is further limited by the maximum percentage allowed under the Annuity Retirement Plan under that plan's benefit formulas (A, B and C above). The portion of this additional officer benefit attributable to service prior to 2004 is reduced 3 percent per year for each year that payments are made before age 60. The portion attributable to service after 2003 is reduced 5 percent per year for each year that payments are made before age 60 if the participant is at least age 55 at early retirement. If the participant is under age 55 at retirement, the portion attributable to service after 2003 is actuarially reduced from age 65.
- The Supplemental Pension Plan provides early retirement benefits similar to those provided under the Annuity Retirement Plan. The benefits provided to officers under the Supplemental Pension Plan are not, however, reduced for the period between age 60 and age 62, unless the benefit is being actuarially reduced from age 65. Mr. Alban and Dr. Leonard are eligible for early retirement benefits under the plan.
- Vested benefits accrued under the Supplemental Pension Plan may be funded through a grantor trust established by the officer. Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, those officers who were elected prior to 2009 may have the entire amount of their vested plan benefits funded through a grantor trust. Officers elected after 2008 may have only the vested benefits that accrue following the calendar year in which the officer is first elected funded through a grantor trust. Vested benefits accrued through December 31, 2008, to the extent not previously funded, were distributed to the participants' individual trusts and included in the participants' income.

Benefits payable under the Supplemental Pension Plan are offset by the benefits payable from the Annuity Retirement Plan, calculated as if benefits under the plans commenced at the same time. The amounts paid to an officer's Supplemental Pension Plan grantor trust to fund plan benefits are actuarially determined. The plan is designed to result in Abbott paying the officer's Supplemental Pension Plan benefits to the extent assets held in the officer's trust are insufficient.

**Pension Benefits Table**

| Name | Plan Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit ($)(1) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| R. A. Gonzalez[3] | Abbott Laboratories Annuity Retirement Plan | 27 | $ 310,915 | $521,069 |
| | Abbott Laboratories Supplemental Pension Plan | 27 | 6,358,988 | 0 |
| L. J. Schumacher | Abbott Laboratories Annuity Retirement Plan | 22 | 439,630 | 0 |
| | Abbott Laboratories Supplemental Pension Plan | 22 | 4,517,121 | 219,656[2] |
| W. J. Chase | Abbott Laboratories Annuity Retirement Plan | 24 | 367,243 | 0 |
| | Abbott Laboratories Supplemental Pension Plan | 24 | 957,075 | 53,113[2] |
| C. Alban | Abbott Laboratories Annuity Retirement Plan | 26 | 592,259 | 0 |
| | Abbott Laboratories Supplemental Pension Plan | 26 | 3,083,654 | 181,047[2] |
| J. M. Leonard | Abbott Laboratories Annuity Retirement Plan | 21 | 652,279 | 0 |
| | Abbott Laboratories Supplemental Pension Plan | 21 | 4,556,239 | 300,604[2] |

(1) Abbott calculates these present values using: (i) a 4.49% discount rate, the same discount rate it uses for Financial Accounting Standards Board ASC Topic 715 calculations for financial reporting purposes; and (ii) each plan's unreduced retirement age, which is age 62 under the Abbott Laboratories Annuity Retirement Plan and age 60 under the Abbott Laboratories Supplemental Pension Plan for those officers who are eligible for early retirement benefits and is age 65 under both plans for other officers. The present values shown in the table reflect postretirement mortality, based on the Financial Accounting Standards Board ASC Topic 715 assumption (the RP2000 Combined Healthy table), but do not include a factor for preretirement termination, mortality, or disability.

(2) Consistent with the distribution requirements of Internal Revenue Code Section 409A and its regulations, vested Supplemental Pension Plan benefits, to the extent not previously funded, were distributed to the participants' individual grantor trusts and included in the participants' income. Amounts held in the officer's individual trust are expected to offset Abbott's obligations to the officer under the plan. During 2012, the amounts shown, less applicable tax withholdings, were deposited in such individual trusts established by the named executive officers. Grantor trusts are described in greater detail in the section of this proxy statement captioned "Compensation Discussion and Analysis—Post Termination and Other Benefits—Retirement Benefits."

(3) Mr. Gonzalez retired from Abbott in 2007 and began receiving payments from the Abbott Laboratories Annuity Retirement Plan and distributions from his Abbott Laboratories Supplemental Pension Plan grantor trust. When he returned to work at Abbott in 2009, he continued to receive previously earned Abbott retiree benefits through December 31, 2012.

A portion of Mr. Gonzalez's accumulated benefit under the Abbott Laboratories Annuity Retirement Plan was assigned to his ex-spouse in accordance with a qualified domestic relations order. The assigned amount is included in the "Payments During Last Fiscal Year" column above and Mr. Gonzalez no longer has any interest in that amount. A portion of Mr. Gonzalez's accumulated benefit under the Abbott Laboratories Supplemental Pension Plan also was assigned to his ex-spouse in accordance with a domestic relations order, resulting in the transfer of grantor trust assets of $5,196,751 to his ex-spouse. Mr. Gonzalez no longer has any interest in that amount. His ex-spouse will not accrue any additional pension benefits under any AbbVie or Abbott plan.

## 2012 NONQUALIFIED DEFERRED COMPENSATION

The following table summarizes Ms. Schumacher's and Mr. Chase's non-qualified deferred compensation under the Abbott Laboratories Deferred Compensation Plan. Ms. Schumacher, Mr. Chase and Abbott have not contributed to accounts under the plan since such time as Ms. Schumacher and Mr. Chase, respectively, became Abbott officers. None of the other named executive officers has any non-qualified deferred compensation.

| Name | Plan Name | Executive contributions in last FY ($) | Registrant contributions in last FY ($) | Aggregate earnings in last FY ($)(3) | Aggregate withdrawals/ distributions ($) | Aggregate balance at last FYE ($)(4) |
|---|---|---|---|---|---|---|
| L. J. Schumacher . | Deferred Compensation Plan(1)(2) | 0 | 0 | $38,624 | 0 | $274,833 |
| W. J. Chase . . . . . | Deferred Compensation Plan(1)(2) | 0 | 0 | 6,889 | 0 | 54,632 |

(1) Ms. Schumacher's and Mr. Chase's contributions to the Deferred Compensation Plan ceased after they became Abbott officers.

(2) The plan permits participants to defer up to 75 percent of their base salary and up to 100 percent of their annual cash incentives and credits a participant's account with an amount equal to the employer matching contributions that otherwise would have been made for the participant under Abbott's tax-qualified defined contribution plan. Participants may direct the investment of their deferral accounts into one or more of several funds chosen by the administrator, and the deferral account is credited with investment returns based on the performance of the fund(s) selected. During 2012, the weighted average rate of return credited to accounts was 16.4 percent for Ms. Schumacher and 14.4 percent for Mr. Chase.

The plan provides for cash distributions in either a lump sum or installments after separation from service and permits in-service withdrawals in accordance with specific procedures. Participants make distribution elections each year that apply to the deferrals to be made in the following calendar year, in accordance with the requirements of Internal Revenue Code Section 409A. Participants may request withdrawals due to financial hardship; if a hardship withdrawal is approved, it is limited to the amount needed to address the hardship.

(3) The amounts reported in this column are not included in the Summary Compensation Table of this proxy statement.

(4) The amounts reported in this column have not been previously reported as compensation in Abbott's Summary Compensation Tables because they relate to contributions made before the applicable individual became a named executive officer.

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

### Potential Payments Upon Termination—Generally

Abbott does not have employment agreements with its named executive officers.

The following summarizes the payments that the named executive officers would have received if their employment had terminated on December 31, 2012. Earnings, fees, and tax payments would have continued to be paid for the named executive officer's Performance Incentive Plan, Management Incentive Plan, and Supplemental 401(k) Plan grantor trusts, until the trust assets were fully distributed, and fees would have continued to be paid for the named executive officer's Supplemental Pension Plan grantor trust, until its assets were fully distributed. The amount of these payments would depend on the period over which the trusts' assets were distributed, tax rates, and the trusts' earnings and fees. If the trusts' assets were distributed over a ten-year period and based on current tax rates, earnings, and fees, the named executive officers would receive the following average annual payments over such ten-year period: L. J. Schumacher, $273,114; W. J. Chase, $47,329; C. Alban, $125,588; and J. M. Leonard, $238,869. Pursuant to an election made at the time of his retirement in 2007, Mr. Gonzalez's trust assets began to be distributed over a 35-year period when he retired. Based on current tax rates, earnings and fees, and assuming the distributions continue during the remaining 30 years of the distribution period, he will receive an average annual payment of $127,698 over the distribution period. In addition, the following one-time deposits would have been made under the Abbott Laboratories Supplemental Pension Plan for each of the following named executive officers, respectively: L. J. Schumacher, $565,860; W. J. Chase, $144,376; C. Alban, $2,014,030; and J. M. Leonard, $752,564. As of December 31, 2012, Mr. Alban and Dr. Leonard were eligible to retire, and were therefore eligible to receive the pension benefits described above. If the termination of employment had been due to disability, then the following named executive officers also would have received, in addition to Abbott's standard disability benefits, a monthly long-term disability benefit in the amount of $52,917 for L. J. Schumacher; $20,833 for W. J. Chase; $28,125 for C. Alban; and $21,483 for J. M. Leonard. This long-term disability benefit would continue for up to 18 months following termination of employment. It ends if the officer retires, recovers, dies or ceases to meet eligibility criteria.

In addition, if the named executive officer's employment had terminated due to death or disability, the officer's unvested stock options and restricted stock would have vested on December 31, 2012 with values as set forth below in the subsection of this proxy statement captioned "—Accelerated Vesting of Equity Awards."

**Potential Payments Upon Change in Control**

Prior to the Separation, Abbott had change in control arrangements with key members of its management team, in the form of change in control agreements for Abbott officers and a change in control plan for certain other management personnel. In connection with the Separation, AbbVie assumed the change in control agreements between Abbott and the officers transferring to AbbVie. The agreements with Mr. Gonzalez, Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard are described below.

Each change in control agreement continues in effect until December 31, 2014, and can be renewed for successive two-year terms upon notice prior to the expiration date. If notice of non-renewal is given, the agreement will expire on the later of the scheduled expiration date and the one-year anniversary of the date of such notice. If no notice is given, the agreement will expire on the one-year anniversary of the scheduled expiration date. Each agreement also automatically extends for two years following any change in control (see below) that occurs while the agreement is in effect.

The agreements provide that if the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason (see below) within two years following a change in control, the officer is entitled to receive a lump sum payment equal to three times the officer's annual salary and annual incentive ("bonus") award (assuming for this purpose that all target performance goals have been achieved or, if higher, based on the average bonus for the last three years), plus any unpaid bonus owing for any completed performance period and the pro rata bonus for any current bonus period (based on the highest of the bonus assuming achievement of target performance, the average bonus for the past three years or, in the case of the unpaid bonus for any completed performance period, the actual bonus earned). If the officer is terminated other than for cause or permanent disability or if the officer elects to terminate employment for good reason during a potential change in control (see below), the officer is entitled to receive a lump sum payment of the annual salary and bonus payments described above, except that the amount of the bonus to which the officer is entitled will be based on the actual achievement of the applicable performance goals. If the potential change in control becomes a "change in control event" (within the meaning of Internal Revenue Code Section 409A), the officer will be entitled to receive the difference between the bonus amounts the officer received upon termination during the potential change in control and the bonus amounts that would have been received had such amounts instead been based on the higher of the officer's target bonus or the average bonus paid to the officer in the preceding three years.

Bonus payments include payments made under the Performance Incentive Plan. The officer will also receive up to three years of additional employee benefits (including welfare benefits, outplacement services and tax and financial counseling, and the value of three more years of pension accruals). If change in control-related payments and benefits become subject to the excise tax imposed under Internal Revenue Code Section 4999, payments under the agreement will be reduced to prevent application of the excise tax if such a reduction would leave the executive in a better after-tax position than if the payments were not reduced and the tax applied. The agreements also limit the conduct for which awards under Abbott's incentive stock programs can be terminated and generally permit options to remain exercisable for the remainder of their term. The Compensation Committee's independent compensation consultant has confirmed that the level of payments provided under the agreements is consistent with current market practice.

For purposes of the agreements, the term "change in control" includes the following events: any person becoming the beneficial owner of Abbott securities representing 20 percent or more of the outstanding voting power (not including an acquisition directly from Abbott and its affiliates); a change in the majority of the members of the board of directors whose appointment was approved by a vote of at least two-thirds of the incumbent directors; and the consummation of certain mergers or similar corporate transactions involving Abbott. A "potential change in control" under the agreements includes, among other things, Abbott's entry into an agreement that would result in a change in control. Finally, the term "good reason" includes: a significant adverse change in the executive's position, duties, or authority; the company's failure to pay the executive's compensation or a reduction in the executive's base pay or benefits; or the relocation of the company's principal executive offices to a location that is more than 35 miles from the location of the offices at the time of the change in control.

If a change in control had occurred on December 31, 2012, immediately followed by one of the covered circumstances described above, Mr. Gonzalez, Ms. Schumacher, Messrs. Chase and Alban, and Dr. Leonard would have been entitled to receive the following payments and benefits under the change in control agreements:

- Mr. Gonzalez: Cash termination payments—$9,598,900; Welfare and fringe benefits—$68,198.
- Ms. Schumacher: Cash termination payments—$5,548,318; Additional Supplemental Pension Plan benefits—$977,177; Welfare and fringe benefits—$68,741.
- Mr. Chase: Cash termination payments—$3,770,000; Additional Supplemental Pension Plan benefits—$546,744; Welfare and fringe benefits—$57,577.
- Mr. Alban: Cash termination payments—$4,635,000; Additional Supplemental Pension Plan benefits—$3,586,270; Welfare and fringe benefits—$84,570.
- Dr. Leonard: Cash termination payments—$4,334,300; Additional Supplemental Pension Plan benefits—$1,929,297; Welfare and fringe benefits—$73,468.

The separation of AbbVie from Abbott was not a change in control or potential change in control under the agreements, and no payments or benefits were triggered in connection with the Separation.

Effective January 1, 2013, AbbVie assumed the change in control agreements for Messrs. Gonzalez, Chase and Alban, Ms. Schumacher and Dr. Leonard, as well as for certain other AbbVie officers.

**Accelerated Vesting of Equity Awards**

Under the Abbott Laboratories Incentive Stock Programs, all outstanding stock options, restricted stock and restricted stock units granted prior to February 2013 vest upon a change in control, including performance-based restricted shares, which are deemed earned in full. These Programs, which were approved by Abbott's shareholders, cover approximately 14,000 participants, including a broad group of management and professional staff.

If a change in control had occurred on December 31, 2012:

- Mr. Gonzalez would have vested (1) in an aggregate of 144,033 unvested stock options with a value of $1,685,706, and (2) in an aggregate of 98,866 shares of restricted stock with a value equal to $6,475,723.
- Ms. Schumacher would have vested (1) in an aggregate of 141,477 unvested stock options with a value of $1,674,509, and (2) in an aggregate of 147,421 shares of restricted stock with a value equal to $9,656,076.
- Mr. Chase would have vested (1) in an aggregate of 43,382 unvested stock options with a value of $469,628, and (2) in an aggregate of 55,033 shares of restricted stock with a value equal to $3,604,662.
- Mr. Alban would have vested (1) in an aggregate of 92,648 unvested stock options with a value of $1,149,473, and (2) in an aggregate of 95,686 shares of restricted stock with a value equal to $6,267,433.
- Dr. Leonard would have vested (1) in an aggregate of 63,367 unvested stock options with a value of $803,277, and (2) in an aggregate of 79,086 shares of restricted stock with a value equal to $5,180,133.

The value of stock options shown is based on the excess of the closing price of an Abbott common share on December 31, 2012 over the exercise price of such options, multiplied by the number of unvested stock options held by the named executive officer. The value of restricted shares shown is determined by multiplying the number of restricted shares that would vest as of December 31, 2012 and the closing price of an Abbott common share on December 31, 2012.

## RATIFICATION OF ERNST & YOUNG LLP AS AUDITORS (ITEM 2 ON PROXY CARD)

AbbVie's audit committee charter provides that the audit committee shall appoint annually a firm of independent registered public accountants to serve as auditors. In December 2012, the audit committee appointed Ernst & Young LLP to act as auditors for 2013.

Although the audit committee has sole authority to appoint auditors, it would like to know the opinion of the stockholders regarding its appointment of Ernst & Young LLP as auditors for 2013. For this reason, stockholders are being asked to ratify this appointment. If the stockholders do not ratify the appointment of Ernst & Young LLP as auditors for 2013, the audit committee will take that fact into consideration, but may, nevertheless, continue to retain Ernst & Young LLP.

**The board of directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as auditors for 2013.**

## AUDIT INFORMATION

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions. Representatives of Deloitte & Touche LLP ("Deloitte"), who had served as AbbVie's auditor from its incorporation in April 2012 and audited AbbVie's financial statements for the fiscal year ended 2012, are not expected to be present at the Annual Meeting.

### Dismissal of Deloitte & Touche LLP

The combined balance sheet of AbbVie, as of December 31, 2012 and 2011 and the related combined financial statements for each of the three years in the period ended December 31, 2012 were audited by Deloitte. On December 14, 2012, AbbVie's audit committee approved the dismissal of

Deloitte as AbbVie's independent registered public accountant, effective as of the date of Deloitte's completion of the audit services for the fiscal year ending December 31, 2012 and the filing of the company's 2012 Annual Report on Securities and Exchange Commission Form 10-K.

The report of Deloitte on the combined financial statements of AbbVie for the fiscal years ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle, and included an explanatory paragraph relating to the preparation of the company's financial statements from the separate financial statements and accounting records of Abbott.

As it relates to the last two fiscal years, and through the date of Deloitte's dismissal, (i) there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

In connection with filing a Current Report on Securities and Exchange Commission Form 8-K, the company provided Deloitte with a copy of the disclosures in such Current Report and requested that Deloitte provide the company with a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte agreed with the disclosures therein. A copy of Deloitte's letter, dated December 20, 2012, is attached as Exhibit 16.1 to AbbVie's Current Report on Securities and Exchange Commission Form 8-K filed on December 20, 2012.

**Newly Appointed Independent Registered Public Accountant Ernst & Young LLP**

On December 14, 2012, the audit committee approved the appointment of Ernst & Young LLP as the company's independent registered public accounting firm to perform independent audit services beginning with the fiscal year ending December 31, 2013. Through December 14, 2012, neither the company, nor anyone on its behalf, consulted Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the combined financial statements of Abbott's research-based pharmaceuticals business or the consolidated financial statements of the company, in any case where a written report or oral advice was provided to the company by Ernst & Young LLP that Ernst & Young LLP concluded was an important factor considered by the company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a "reportable event" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

**Audit Fees and Non-Audit Fees**

The following table presents fees for professional audit services rendered to Abbott by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, Limited, and their respective affiliates (the "Deloitte Entities") for the years ended December 31, 2012 and December 31, 2011, and fees billed for other services rendered to Abbott by the Deloitte Entities, for those periods. Prior to the separation of AbbVie from Abbott, Abbott paid any audit, audit-related, tax and other fees of the

Deloitte Entities. As a result, the amounts reported below are not necessarily representative of the fees AbbVie would expect to pay its auditors and their related affiliates in future years.

| | 2012 | 2011 |
|---|---|---|
| Audit fees:[1] | $17,978,000 | $17,472,000 |
| Audit related fees:[2] | 9,083,000 | 956,000 |
| Tax fees:[3] | 186,000 | 737,000 |
| All other fees:[4] | 1,151,000 | 357,000 |
| Total | $28,398,000 | $19,522,000 |

(1) The Deloitte Entities billed or will bill Abbott for professional services rendered for the audit of Abbott's annual financial statements, the audits of Abbott's internal control over financial reporting, statutory and subsidiary audits, the review of documents filed with the Securities and Exchange Commission, and certain accounting consultations in connection with the audits.

(2) Audit related fees include: accounting consultations and audits in connection with proposed acquisitions and divestitures, audits of certain employee benefit plans' financial statements, and, in 2012, audits and audit related services in connection with the separation of AbbVie from Abbott, including associated filings with the Securities and Exchange Commission.

(3) Tax fees consist principally of professional services rendered by the Deloitte Entities for tax compliance and tax planning and advice including assistance with tax audits and appeals, and tax advice related to mergers and acquisitions.

(4) All other fees primarily represent consulting services for an information technology project engagement Abbott entered with a firm before that firm's acquisition by a Deloitte Entity in 2011.

**Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor**

The audit committee has established policies and procedures to pre-approve all audit and permissible non-audit services performed by the independent auditor and its related affiliates.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a schedule of all proposed services expected to be rendered during that year for each of four categories of services to the audit committee for approval.

Prior to engagement, the audit committee pre-approves these services by category of service. The fees are budgeted and the audit committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the audit committee requires specific pre-approval before engaging the independent registered public accounting firm.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report any pre-approval decisions to the audit committee at its next scheduled meeting.

## REPORT OF THE AUDIT COMMITTEE

Management is responsible for the preparation and integrity of AbbVie's consolidated financial statements. The independent registered public accounting firm is responsible for performing an audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America. The Audit Committee reviews these processes on behalf of the Board of Directors. In this context, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2012 Annual Report on Form 10-K with AbbVie's management and its independent registered public accounting firm.

AbbVie's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed pursuant to Auditing Standards Section AU 380 (*Communication with Audit Committees*), as amended, as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the firm's independence. The Audit Committee has also considered whether the provision of non-audit services is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in AbbVie's Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

*Audit Committee*

R. S. Austin, Chair, W. H.L. Burnside, E. J. Rapp, and F. H. Waddell

## SAY ON PAY—AN ADVISORY VOTE ON THE APPROVAL OF EXECUTIVE COMPENSATION (ITEM 3 ON PROXY CARD)

Stockholders are being asked to approve the compensation of AbbVie's named executive officers, as disclosed under Securities and Exchange Commission rules, including the compensation discussion and analysis, the compensation tables and related material included in this proxy statement.

The independent compensation committee of the board of directors, with the counsel of its independent compensation consultant, has thoroughly examined AbbVie's programs, the company's performance related to our industry and high-performing peer group and market factors. The committee has determined that the specific pay decisions for the named executive officers are appropriate given the company's performance, the executives' contributions, and our stockholders' interests.

While this vote is advisory and non-binding, the board of directors and the compensation committee value the opinion of the stockholders and will review the voting results and take them into account when future compensation decisions are made.

**Accordingly, the Board of Directors recommends that you vote FOR the approval of executive compensation.**

## SAY WHEN ON PAY—AN ADVISORY VOTE ON THE FREQUENCY OF FUTURE APPROVALS OF EXECUTIVE COMPENSATION (ITEM 4 ON PROXY CARD)

The Dodd-Frank Act provides stockholders the opportunity to vote, on an advisory and non-binding basis, their preference as to the frequency of future advisory approvals of named executive officer compensation. This vote is often referred to as "say when on pay." Stockholders can vote on whether future advisory approvals of named executive officer compensation should occur every year, every two years or every three years, or they can abstain from voting.

After careful consideration, the board of directors recommends that future advisory approvals of executive officer compensation occur every year.

While this vote is advisory and non-binding, the board of directors values the opinion of the stockholders and will review the voting results and take them into account.

**Accordingly, the Board of Directors recommends that you vote for a vote to approve executive compensation every 1 YEAR.**

## APPROVAL OF THE ABBVIE 2013 INCENTIVE STOCK PROGRAM (ITEM 5 ON PROXY CARD)

Before the Separation, the AbbVie 2013 Incentive Stock Program (the "Program") was approved by the AbbVie board of directors and AbbVie's sole stockholder. The Program is being presented for stockholder approval as part of this proxy statement to comply with stock exchange requirements and the performance-based compensation exception under Internal Revenue Code Section 162(m). A copy of the Program is attached to this proxy statement as Exhibit A, and the following summary of the principal features of the Program is qualified in its entirety by reference to that Exhibit. The board of directors recommends that the stockholders vote FOR the approval of the Program.

The purposes of the Program are to attract and retain outstanding directors, officers and other employees of AbbVie and its subsidiaries, to provide incentives to such individuals through opportunities to acquire shares of AbbVie common stock or to receive monetary payments based on the value of such shares or on the financial performance of AbbVie, or both, on advantageous terms as provided in the Program, and to further align such persons' interests with those of AbbVie's other stockholders through compensation that is based on the value of AbbVie common stock. The board of directors believes the adoption of the Program will allow AbbVie to maintain the flexibility the company needs to continue to adapt the compensation of key individuals to changes in law, accounting principles and corporate objectives affecting such compensation. In addition, the Program facilitated the assumption of certain awards ("Adjusted Awards") granted under the Abbott Laboratories Incentive Stock Programs in connection with the Separation. To accomplish the purposes of the Program, the Program authorizes the grant of several different forms of benefits, including nonqualified stock options, restricted stock awards, restricted stock units, performance awards, and other share-based awards (including stock appreciation rights, dividend equivalents and recognition awards) (the "Benefits").

The Program is intended to enable compensation awarded to the executives named in the Summary Compensation Table to qualify for the performance-based exception from the deductibility limitation of Internal Revenue Code Section 162(m). The Program, as required by Section 162(m), sets the following maximums on the number of shares of AbbVie common stock subject to awards or dollar value of such awards on the date of grant that any individual participant can receive in any year under the Program: 2 million shares subject to stock options or stock appreciation rights, and $15 million under all performance awards for any one year for any one participant. Accordingly, if the Program is approved by the stockholders and other conditions of Section 162(m) relating to the exclusion for performance-based compensation are satisfied, certain compensation paid to executive officers pursuant to the Program will not be subject to the deduction limit of Section 162(m). While the Program is intended to comply with Section 162(m), AbbVie may elect to provide non-deductible compensation under the Program.

The Program authorizes grants of options and other Benefits with respect to an aggregate of 100 million shares of AbbVie common stock, subject to adjustments as described below. The aggregate number of shares was determined with the input of the Committee's independent compensation consultant and equals approximately 6.4% of AbbVie's outstanding shares of common stock as of January 31, 2013.

The shares of common stock covered by the Program may be either authorized but unissued shares or shares that have been or may be reacquired by AbbVie in the open market, in private transactions or otherwise. If there is a lapse, expiration, termination, forfeiture, or cancellation of any Benefit granted under the Program without the issuance of shares or payment of cash thereunder, the shares subject to such Benefit may again be used for the grant of new Benefits under the Program. Shares of common stock that are issued under any Benefit and thereafter reacquired by AbbVie pursuant to rights reserved upon the issuance of the shares or pursuant to the payment of the exercise price under stock options by delivery of other shares of AbbVie common stock, common stock under options or stock-settled stock appreciation rights that are not issued upon the net exercise or net settlement of the option or stock appreciation rights, and shares of common stock that are exchanged by the grantee or withheld by AbbVie to satisfy tax withholding requirements in connection with any Benefit will not be available for subsequent awards under the Program. In addition, Benefits that may be settled only in cash will not reduce the number of shares available for subsequent awards under the Program.

Any shares underlying Adjusted Awards will not count against the shares available for Benefits under the Program, and the lapse, expiration, termination, forfeiture, or cancellation of any Adjusted Award without the issuance of shares or payment of cash thereunder will not increase the number of shares that may be used for the grant of new Benefits under the Program.

**Administration**

The Program provides that grants of Benefits and other determinations under the Program shall be made by the compensation committee of the board of directors or such other committee consisting entirely of persons who are both: (i) "disinterested persons" as defined in Rule 16b-3 of the Securities and Exchange Commission; and (ii) "outside directors" as defined under Internal Revenue Code Section 162(m) (the "Committee"), except that the Committee may delegate its authority to the extent consistent with applicable law and Securities and Exchange Commission rules, and except that the chief executive officer may grant Benefits under the Program to eligible persons other than directors and executive officers of AbbVie, which grants shall be reported to the Committee.

To the extent not inconsistent with the Program's provisions, the Committee's authority includes the power:

- to administer the Program;
- to exercise all the power and authority either specifically granted to it under the Program or necessary or advisable in the administration of the Program;
- to grant Benefits;
- to determine the persons to whom and the time or times at which Benefits will be granted;
- to determine the type and number of Benefits to be granted and the terms and conditions relating to any Benefit;

- to determine whether and to what extent a Benefit may be settled, canceled, forfeited, accelerated, exchanged, deferred in accordance with Internal Revenue Code Section 409A or surrendered;
- to make adjustments in the terms and conditions applicable to Benefits;
- to construe and interpret the Program and any Benefit;
- to prescribe, amend and rescind rules and regulations relating to the Program;
- to determine the terms and provisions of any Benefit agreement; and
- to make all other determinations deemed necessary or advisable for the administration of the Program.

All determinations of the Committee will be made by the vote of a majority of its members, which will constitute a quorum.

**Eligibility**

Employees of AbbVie and its subsidiaries will be eligible to receive Benefits under the Program. Directors who are not employees of AbbVie or its subsidiaries are eligible to receive certain restricted stock unit awards and nonqualified stock options, as described in more detail below. Because the Committee will select the employees who will receive Benefits, the number of individuals who are eligible to participate in the Program cannot be determined at this time. Adjusted Awards have been granted under the Program in accordance with the Employee Matters Agreement described later in this proxy statement.

**Duration**

The Program will continue in effect until the tenth anniversary of its approval by the AbbVie stockholders, unless it is terminated earlier by the board of directors.

**Adjustments**

The Program provides for equitable adjustment by the Committee in the event of certain corporate events such as a stock split, special dividend (in cash, shares or other property), merger, spin-off, or similar occurrence affecting the shares, including, for example, adjustments to the number of shares reserved under the Program, the number of shares covered by, or issuable pursuant to, each outstanding Benefit, the exercise price or purchase price relating to any Benefit, the performance goals, and the individual and share limitations under the Program.

**Nonqualified Stock Options**

The Program provides for the grant of nonqualified stock options (referred to herein as "stock options" or "options"). The exercise price of any stock option will be at least 100 percent of the fair market value of the shares of common stock on the option grant date. The Committee may provide for the payment of the exercise price in cash, by delivery of other shares of AbbVie common stock with a market value equal to the purchase price of such shares, by withholding shares that otherwise would be distributed to the grantee upon exercise, or by any other method approved by the Committee.

The Committee may permit or require a participant to pay all or a portion of the federal, state and local taxes (in U.S. or non-U.S. jurisdictions), including Social Security and Medicare withholding tax, arising in connection with the receipt or exercise of any Benefit, by having AbbVie withhold shares or by delivering shares received in connection with the Benefit or previously acquired that have a fair market value approximating the amount to be withheld.

Certain Adjusted Awards comprised of stock options granted under an incentive stock program of Abbott Laboratories or its subsidiaries before 2005 may qualify for the grant of replacement options under the AbbVie Program. When an individual exercises a stock option granted with a replacement option feature that has been held for at least six months and pays the exercise price or taxes incurred in connection with the exercise by delivery or withholding of shares of AbbVie common stock, that individual may be granted a new nonqualified stock option for the number of shares so used. The replacement option will cover the number of shares surrendered to pay the purchase price, or surrendered or withheld to pay the individual's tax liability, if any, will have an exercise price equal to the fair market value of such shares on the date the replacement option is granted, will be exercisable in full six months from the date of grant, will expire on the expiration date of the original stock option and will contain a similar replacement option feature. The AbbVie Program does not provide for the grant of replacement options other than pursuant to Adjusted Awards.

No option may be exercised after the expiration of ten years from the date it is granted. The Program contains special rules covering the time of exercise in case of retirement, death, disability, or other termination of employment. The Program also provides that, unless otherwise provided in a Benefit agreement, upon the occurrence of a "Change in Control" of AbbVie (as defined in the Program) all stock options will become fully vested and exercisable as of the date of the Change in Control.

**Restricted Stock Awards and Restricted Stock Units**

Restricted stock awards consist of shares of common stock transferred to participants, without payment, as additional compensation for their services to AbbVie or one of its subsidiaries. Restricted stock units consist of a contractual right of the participant to receive shares of common stock, or cash equal in value to those shares, in the future, without payment, as additional compensation for their services to AbbVie or one of its subsidiaries. Restricted stock awards and restricted stock units awarded under the Program will be subject to such terms and conditions as the Committee determines are appropriate including, without limitation, restrictions on the sale or other disposition of such shares. The Committee may provide the right to vote and receive dividends on restricted stock granted under the Program. Subject to Internal Revenue Code Section 409A, the Committee may provide the right to receive dividend equivalents on restricted stock units granted under the Program. Unless otherwise provided, any dividends or dividend equivalents received, including in connection with a stock split of the shares of common stock underlying an award, will be subject to the same restrictions as the shares underlying the award.

The Program provides that, unless otherwise provided in a Benefit agreement, upon the occurrence of a Change in Control of AbbVie all terms and conditions of all restricted stock awards and restricted stock units then outstanding will be deemed to be satisfied, and all restrictions will lapse, as of the date of the Change in Control.

**Performance Awards**

The Program permits the grant of performance awards in the form of restricted stock, restricted stock units and other share-based awards. The goals established by the Committee will be based on any one or a combination of earnings per share, return on equity, return on assets, return on net assets, return on investment, total stockholder return, net operating income, cash flow, increase in revenue, economic value added, increase in share price or cash flow return on investment. The performance goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), a level or levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

The Program provides that, unless otherwise provided in a Benefit agreement, upon the occurrence of a Change in Control of AbbVie all performance awards then outstanding will be deemed to have been fully earned and will be immediately payable as of the date of the Change in Control.

**Other Share-Based Awards and Recognition Awards**

The Committee may grant other share-based awards, including stock appreciation rights and other awards based on the value of shares of AbbVie common stock, subject to such terms and conditions as the Committee determines are appropriate. The Committee may grant no more than one thousand fully vested common shares in the form of recognition awards to any one individual in any one calendar year.

The Program provides that, unless otherwise provided in a Benefit agreement, upon the occurrence of a Change in Control of AbbVie all other share-based awards will become fully vested and all stock appreciation rights will become fully vested and exercisable as of the date of the Change in Control.

**Non-U.S. Benefits**

The Committee may grant Benefits to officers and employees of AbbVie and its subsidiaries who reside outside the United States, subject to such terms and conditions as the Committee determines are appropriate. The Committee may amend or vary the terms of the Program to conform such terms with the requirements of each jurisdiction where a subsidiary is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for participants and/or the subsidiary, or amend or vary the terms of the Program in a jurisdiction where the subsidiary is located as it considers necessary or desirable to achieve the goals and objectives of the Program. The Committee may establish one or more sub-programs for these purposes, or establish administrative rules and procedures to facilitate the operation of the Program in such jurisdictions. To the extent permitted under applicable law, the Committee, which may delegate its authority and responsibilities to one or more officers of AbbVie, has delegated to the senior vice president of human resources its authority and responsibilities with respect to the grant of Program Benefits to officers and employees of AbbVie and its subsidiaries who reside outside the United States.

**Awards to Non-Employee Directors**

The Program permits each director of AbbVie who is not also an employee of AbbVie or its subsidiaries ("non-employee directors") to elect to receive any or all of his or her directors' fees earned under AbbVie's Non-Employee Directors' Fee Plan in the form of nonqualified stock options. The fees earned in any year that are covered by such an election will be converted into stock options based on an independent appraisal for such year of the value of such options. Each nonqualified stock option due to a director under this Program will be granted annually, on the date of the annual stockholders meeting, will be immediately exercisable and non-forfeitable, and will not be exercisable after the tenth anniversary of the date of grant.

The Program also provides that restricted stock units automatically will be awarded to each person elected a director of AbbVie at the annual stockholders meeting who is not also an employee of AbbVie or its subsidiaries. The awards will be made on the date the person is elected as a director, and each award shall cover a number of common shares with a fair market value on the award date closest to the sum of an amount equal to six times the monthly fee under the terms of the Non-Employee Directors' Fee Plan on the date of the award and $50,000. The shares covered by the awards will be fully vested on the award date. The non-employee director receiving the restricted stock units will be entitled to receive one common share for each restricted stock unit upon the earliest of the date the director experiences a "separation from service" (within the meaning of Internal Revenue Code Section 409A), the date the director dies or the date of a Change in Control that also qualifies as a "change of control event" (within the meaning of Internal Revenue Code Section 409A).

**Nontransferability**

Except as provided by the Committee, Benefits granted under the Program will be exercisable only by the holder during the holder's lifetime; provided, however, that such Benefits will be transferable by will or by the laws of descent and distribution.

**Amendment and Termination**

The Program may be amended from time to time or terminated by the board of directors. In the absence of stockholder approval, however, no such amendment may increase the aggregate number of shares available for Benefits, extend the term of the Program, or change or add a category or categories of individuals who are eligible to participate in the Program. In addition, without the written consent of the holder, no amendment or termination of the Program may materially and adversely modify the holder's rights under the express terms and conditions of an outstanding Benefit.

**Program Benefits**

Future awards of Benefits under the Program will be determined by the Committee and may vary from year to year and from participant to participant. Future awards under the Program are not determinable at this time because the awards are discretionary and, with respect to certain awards to employees and non-employee directors, depend on the value of AbbVie's common stock at the time grants are determined.

**U.S. Federal Income Tax Consequences**

The following is a brief summary of the principal United States federal income tax consequences of the Program under the provisions of the Internal Revenue Code, as currently in effect. The Internal Revenue Code and regulations are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local or foreign income and other tax consequences. The specific tax consequences to a participant will depend upon the participant's individual circumstances.

Under existing law and regulations, the grant of nonqualified stock options and stock appreciation rights will not result in income taxable to the employee or director or provide a deduction to AbbVie. However, the exercise of a nonqualified stock option or stock appreciation right results in taxable income to the holder, and AbbVie is entitled to a corresponding tax deduction. At the time of the exercise of a nonqualified stock option, the participant will be taxed at ordinary income tax rates on the excess of the fair market value of the shares purchased over the option exercise price. At the time of the exercise of a stock appreciation right, the participant will be taxed at ordinary income tax rates on the amount of the cash, or the fair market value of the shares, received by the employee upon exercise.

A participant in the Program who is granted a restricted stock award will not be taxed upon the acquisition of such shares so long as the interest in such shares is subject to a "substantial risk of forfeiture" within the meaning of Internal Revenue Code Section 83. Upon lapse or release of the restrictions, the recipient will be taxed at ordinary income tax rates on an amount equal to the then current fair market value of the shares. Any such awards that are not subject to a substantial risk of forfeiture will be taxed at the time of grant. AbbVie will be entitled to a corresponding deduction when the value of the award is included in the recipient's taxable income. The basis of restricted shares held after lapse or termination of restrictions will be equal to their fair market value on the date of lapse or termination of restrictions, and upon subsequent disposition any further gain or loss will be a long-term or short-term capital gain or loss, depending upon the length of time the shares are held.

A recipient of a restricted stock award may elect to be taxed at ordinary income tax rates on the full fair market value of the restricted shares at the time of grant. If the election is made, the basis of the shares so acquired will be equal to the fair market value at the time of grant. If the election is made, no tax will be payable upon the subsequent lapse or release of the restrictions, and any gain or loss upon disposition will be a capital gain or loss.

An employee or non-employee director who is granted a restricted stock unit will not be taxed upon the grant of the award. Upon receipt of a cash payment or a distribution of shares of common stock pursuant to a restricted stock unit, the employee or non-employee director will realize ordinary income in an amount equal to any cash received and the fair market value of any common stock received, and AbbVie will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the employee or non-employee director.

A recipient of a performance award generally will realize ordinary income at the time shares of common stock are transferred or cash is paid to the grantee with respect to such award.

**The Board of Directors recommends that you vote FOR approval of the AbbVie 2013 Incentive Stock Program.**

## PROCEDURES FOR APPROVAL OF RELATED PERSON TRANSACTIONS

It is AbbVie's policy that the nominations and governance committee review, approve, ratify or disapprove of all transactions in which AbbVie participates and in which any related person has a direct or indirect material interest if such transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Related person transactions requiring review by the nominations and governance committee pursuant to this policy are identified in:

- questionnaires annually distributed to AbbVie's directors and officers;
- certifications submitted annually by AbbVie officers related to their compliance with AbbVie's Code of Business Conduct; or
- communications made directly by the related person to the chief financial officer or general counsel.

In determining whether to approve or ratify a related person transaction, the nominations and governance committee will consider the following items, among others:

- the related person's relationship to AbbVie and interest in the transaction;
- the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;
- the benefits to AbbVie of the transaction;
- if applicable, the availability of other sources of comparable products or services;
- an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;
- whether a transaction has the potential to impair director independence; and
- whether the transaction constitutes a conflict of interest.

This process is included in the nominations and governance committee's written charter, which is available on the corporate governance section of AbbVie's investor relations website at www.abbvieinvestor.com.

## TRANSACTIONS WITH ABBOTT

Abbott was AbbVie's sole stockholder prior to the distribution of AbbVie common stock to Abbott's shareholders of record. In connection with the Separation, AbbVie and Abbott entered into a separation and distribution agreement and other agreements to effect the separation of the two companies, provide a framework for AbbVie's relationship with Abbott after the Separation and provide for the allocation between AbbVie and Abbott of Abbott's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after AbbVie's separation from Abbott. Abbott does not currently hold a sufficient amount of AbbVie common stock for Abbott to be deemed a "related party." Nevertheless, because Abbott held more than five percent of AbbVie's common stock in 2012, AbbVie is required to provide disclosure about certain agreements entered into in connection with the Separation.

The summaries of these agreements are qualified in their entireties by reference to the full text of the applicable agreements, which are listed as exhibits to AbbVie's 2012 Annual Report on SEC Form 10-K. When used in this section, "distribution date" refers to the date on which Abbott distributed AbbVie's common stock to the holders of Abbott common shares.

In addition to these agreements, Abbott and AbbVie entered into certain lease agreements prior to the distribution, including a long term lease pursuant to which AbbVie leases from Abbott a portion of Abbott Park, Abbott's current headquarters. Certain shared services are contemplated in connection with this arrangement. These lease agreements, individually and in the aggregate, are not material to AbbVie's business.

**The Separation Agreement**

The separation agreement sets forth, among other things, AbbVie's agreements with Abbott regarding the principal transactions necessary to separate AbbVie from Abbott. It also sets forth other agreements that govern certain aspects of AbbVie's relationship with Abbott after the distribution date.

*Transfer of Assets and Assumption of Liabilities*

The separation agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of AbbVie and Abbott as part of the separation of Abbott into two companies, and it provides for when and how these transfers, assumptions and assignments occurred and will occur.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither AbbVie nor Abbott made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the Separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either AbbVie or Abbott, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Separation. All assets have been or will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

To the extent that the transfer or assignment of certain assets and liabilities to Abbott or AbbVie, as applicable, did not occur prior to the Separation then, until such assets or liabilities are able to be transferred or assigned, Abbott or AbbVie, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse Abbott or AbbVie, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities. For example, due to the requirements of applicable laws, the need to obtain certain governmental and third party consents and other business reasons, the transfer of certain assets and liabilities to Abbott or AbbVie has been deferred in certain jurisdictions outside of the United States until after the completion of the Separation. The international commercial operations agreements implement the principle outlined above with respect to the assets and liabilities in those jurisdictions and provide the mechanisms and transactions that will be used to transfer the benefits and burdens of the assets and liabilities located in those jurisdictions.

*The Distribution*

The separation agreement also governs the rights and obligations of the parties regarding the distribution. On the distribution date, Abbott distributed to its shareholders that held Abbott common shares as of the record date all of the issued and outstanding shares of AbbVie's common stock on a pro rata basis. Shareholders received cash in lieu of any fractional shares.

*Claims*

In general, each party to the separation agreement assumes liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and indemnifies the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

*Settlement of Accounts between AbbVie and Abbott*

All intercompany receivables and payables as to which there are no third parties and that are between AbbVie or an AbbVie subsidiary that is incorporated in the United States, on the one hand, and Abbott or an Abbott subsidiary that is incorporated in the United States, on the other hand, as of immediately prior to the completion of the Separation, have been settled, capitalized, cancelled, assigned, or assumed by AbbVie or one or more AbbVie subsidiaries as of immediately prior to the completion of the Separation. All other intercompany receivables and payables as to which there are no third parties and that are between AbbVie or an AbbVie subsidiary, on the one hand, and Abbott or an Abbott subsidiary, on the other hand, as of immediately prior to the completion of the Separation, remain outstanding on the same terms and conditions that applied immediately prior to the completion of the Separation. There are no cash sweep arrangements between AbbVie and Abbott accounts.

*Releases*

AbbVie and its affiliates have released and discharged Abbott and its affiliates from all liabilities assumed by AbbVie as part of the Separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to AbbVie's business, and from all liabilities existing or arising in connection with the implementation of the Separation, except as expressly set forth in the separation agreement. Abbott and its affiliates have released and discharged AbbVie and its affiliates from all liabilities retained by Abbott and its affiliates as part of the Separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. These releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation.

*Indemnification*

AbbVie agreed to indemnify, defend and hold harmless Abbott, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

- certain liabilities related to AbbVie's business or assets that were retained by or transferred to AbbVie or one of its subsidiaries (the "AbbVie Liabilities");
- the failure of AbbVie or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the AbbVie Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;
- the conduct of any business, operation or activity by AbbVie or any of its affiliates from and after the distribution;
- any breach by AbbVie or any of its subsidiaries of the separation agreement or any of the ancillary agreements; and
- any untrue statement or alleged untrue statement of a material fact in the registration statement on Form 10 filed by AbbVie with the SEC or the related information statement.

Abbott agreed to indemnify, defend and hold harmless AbbVie, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

- all liabilities (including whether accrued, contingent, or otherwise) other than the AbbVie Liabilities that were retained by or transferred to Abbott or one of its subsidiaries (the "Abbott Liabilities");
- the failure of Abbott or any of its subsidiaries, other than AbbVie, to pay, perform or otherwise promptly discharge any of the Abbott Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;
- the conduct of any business, operation or activity by Abbott or any of its affiliates from and after the distribution (other than the conduct of business, operations or activities for the benefit of AbbVie pursuant to an ancillary agreement);
- any breach by Abbott or any of its subsidiaries, other than AbbVie, of the separation agreement or any of the ancillary agreements; and
- any untrue statement or alleged untrue statement of a material fact made explicitly in Abbott's name in the registration statement on Form 10 filed by AbbVie with the SEC or the related information statement.

The separation agreement also establishes procedures with respect to claims subject to indemnification and related matters.

*Patent Licenses*

AbbVie and Abbott granted each other perpetual, irrevocable, fully paid, and royalty-free licenses to certain patents to make, have made, use, sell, have sold, offer for sale, or import products. These licenses are generally limited to a field of use consistent with the licensee's business, and generally are worldwide, except where related to products that both AbbVie and Abbott will be selling in separate jurisdictions. Most of the licenses are non-exclusive, with the exception of one exclusive license from Abbott to AbbVie related to a specific product, one exclusive license from AbbVie to Abbott related to a specific product and two co-exclusive licenses. The licenses expire on the expiration of the applicable patents, and may be terminated earlier upon request of the licensee, or upon mutual consent of the parties.

*Legal Matters*

Subject to certain specified exceptions, each party to the separation agreement assumed the liability for, and control of, all pending and threatened legal matters related to its own business, including liabilities for any claims or legal proceedings related to products that had been part of its business but were discontinued prior to the distribution, as well as assumed or retained liabilities, and has agreed to indemnify the other party for any liability arising out of or resulting from such assumed legal matters. In addition, AbbVie assumed the liability for and control of certain proceedings relating to Depakote.

*Insurance*

The separation agreement allocates between the parties the rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims. In addition, the separation agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation agreement also provides for Abbott to obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-Separation claims, if any.

*Further Assurances*

Except as otherwise set forth in the separation agreement or in any ancillary agreement, both AbbVie and Abbott agreed in the separation agreement to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

*Non-Competition*

For ten years following the completion of the distribution (or if not enforceable for ten years in a country, for such period as will be enforceable in such country), subject to certain specified exceptions, Abbott and any of its subsidiaries will not directly or indirectly, anywhere in the world, discover, research, develop, import, export, manufacture, market, distribute, promote or sell any anti-TNF antibody, JAK inhibitor or IL-12 inhibitor.

*Transition Committee*

AbbVie and Abbott established a transition committee that consists of an equal number of members from AbbVie and Abbott. The transition committee is responsible for monitoring and managing all matters related to the Separation and all other transactions contemplated by the separation agreement or any ancillary agreement. The transition committee has the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements.

*Dispute Resolution*

The separation agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between AbbVie and Abbott related to the Separation or distribution and that are unable to be resolved by the transition committee. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of AbbVie and Abbott. If such efforts are not successful, either AbbVie or Abbott may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the separation agreement.

*Expenses*

Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by Abbott and AbbVie, all costs and expenses incurred in connection with the Separation and distribution after the distribution date will be paid by the party incurring such cost and expense.

*Other Matters*

Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

*Termination*

In the event of a termination of the separation agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. The separation agreement may not be terminated except by an agreement in writing signed by both Abbott and AbbVie.

**Transition Services Agreements**

AbbVie and Abbott entered into transition services agreements (one transition services agreement for services to be provided in the United States and one transition services agreement for services to be provided outside the United States) pursuant to which AbbVie and Abbott and their respective subsidiaries will provide various services to each other on an interim, transitional basis. The services to be provided in the United States include information technology, accounts payable, payroll, and other financial functions, as well as engineering support for various facilities, quality assurance support, and other administrative services. The services to be provided outside the United States include information technology, accounts payable, payroll, receivables collection, treasury and other financial functions, as well as order entry, warehousing, and other administrative services. The general governing terms of the transition services agreements are substantially identical. The agreed upon charges for such services generally are intended to allow the servicing party to recover all out-of-pocket costs and expenses and a predetermined profit equal to a mark-up of such out-of-pocket expenses.

Each transition services agreement will terminate on the expiration of the term of the last service provided under it, which generally will be up to 24 months following the distribution date, with the option for a one-year extension. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to the shorter of 180 days or half of the original service period. Services can be terminated only at a month-end. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated.

Subject to certain exceptions, the liability of each party under the transition services agreements for the services it provides generally is limited to the aggregate profits it receives in connection with the provision of such services during the twelve month period prior to a claim. The transition services agreements also provide that the provider of a service shall not be liable to the recipient of such service for any special, indirect, incidental, or consequential damages.

**Special Products Master Agreement**

AbbVie and Abbott entered into a special products master agreement that specifies which assets and liabilities of the following pharmaceutical products, referred to as the "Special Products," are being transferred to AbbVie or retained by Abbott as part of the Separation: AndroGel, Creon, Niaspan, Synthroid, Simcor, TriCor/Trilipix, Biaxin, Marinol, Advicor, Mavik, Tarka, Teveten, Depakote, and Luvox. The special products master agreement generally governs Abbott's and AbbVie's respective rights, responsibilities and obligations with respect to the development, manufacturing, marketing, distribution, promotion, and sale of the Special Products. AbbVie has rights to AndroGel, Creon, Niaspan, Synthroid, TriCor/Trilipix, Biaxin, Marinol, Mavik, Tarka, Teveten, and Depakote only in the United States. AbbVie has rights to Simcor and Advicor worldwide, except Canada. In addition, AbbVie has rights to Luvox only in Japan.

The special products master agreement is expected to remain in effect on a Special Product by Special Product basis for as long as both companies are commercializing the same Special Product and can be terminated only by an agreement in writing signed by each of Abbott and AbbVie. In addition, if Abbott or AbbVie notifies the other party that it has discontinued all commercialization activities with respect to a Special Product, certain of Abbott's and AbbVie's obligations under the special products master agreement will expire with respect to such Special Product. Each party is responsible, at its own cost and expense, for commercializing the Special Products in the territories granted to it under the agreement, including establishing conditions of sale, pricing, and booking sales.

**Tax Sharing Agreement**

AbbVie and Abbott entered into a tax sharing agreement that generally governs Abbott's and AbbVie's respective rights, responsibilities and obligations with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Abbott generally is liable for all pre-distribution U.S. federal income taxes, foreign income taxes and certain non-income taxes attributable to AbbVie's business. AbbVie generally is liable for all other taxes attributable to its business. In addition, the tax sharing agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. The tax sharing agreement also provides that AbbVie is liable for taxes incurred by Abbott that may arise if AbbVie takes, or fails to take, as the case may be, certain actions that may result in the distribution failing to meet the requirements of a tax-free distribution under Internal Revenue Code Section 355.

**Employee Matters Agreement**

AbbVie and Abbott entered into an employee matters agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement governs Abbott's and AbbVie's compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

Abbott generally is responsible for liabilities associated with employees who continue service with Abbott following the distribution date and liabilities associated with former employees whose last employment was not with the AbbVie business, and AbbVie generally is responsible for liabilities associated with employees who transfer to AbbVie and liabilities associated with former employees whose last employment was with the AbbVie business.

AbbVie employees generally became eligible to participate in AbbVie benefit plans as of the distribution date. Abbott and AbbVie have agreed to continue benefit programs in the United States (including Puerto Rico) through December 31, 2013, subject to changes in the ordinary course of business or as required by law.

In general, AbbVie will credit each employee with his or her service with Abbott prior to the distribution for all purposes under the AbbVie benefit plans, so long as such crediting does not result in a duplication of benefits.

*Retirement and Deferred Compensation Programs*

AbbVie has established a defined benefit pension plan (the AbbVie Pension Plan), which is substantially similar to the Abbott Annuity Retirement Plan and includes the same benefit formula that was in effect under the Abbott Annuity Retirement Plan as of the distribution date. The AbbVie Pension Plan will provide benefits to AbbVie U.S. employees transferred in connection with the Separation who had participated in the Abbott Annuity Retirement Plan. The AbbVie Pension Plan will accept assets and assume liabilities from the Abbott Annuity Retirement Plan which relate to transferred employees. After the distribution date, a portion of the assets of the trust funding the Abbott Annuity Retirement Plan were transferred to a trust designated to fund the AbbVie Pension Plan. Transferred employees are eligible to participate in the AbbVie Pension Plan to the extent they were eligible to participate in the Abbott Annuity Retirement Plan, and they receive credit for Abbott service to the extent credited under the Abbott Annuity Retirement Plan and recognition for compensation paid by Abbott as though it were compensation paid by AbbVie. Accrued benefits for transferred employees under the Abbott Annuity Retirement Plan are payable under the AbbVie Pension Plan.

Abbott and AbbVie have jointly established and now co-sponsor a defined benefit pension plan to provide benefits to participants in the Abbott Annuity Retirement Plan who terminated service with Abbott before the distribution date. The benefits provided to former employees are the same as those they would have received or were receiving under the Abbott Annuity Retirement Plan as of the distribution date. The jointly sponsored plan will accept assets and assume liabilities from the Abbott Annuity Retirement Plan which relate to former employees. As soon as practicable after the distribution date, a portion of the assets of the trust funding the Abbott Annuity Retirement Plan related to the former employees who were participating in the Abbott Annuity Retirement Plan immediately before the distribution date will be transferred to a trust designated to fund the jointly sponsored plan. Each former employee's benefit under the jointly sponsored plan after the distribution date will be his or her accrued benefit under the Abbott Annuity Retirement Plan immediately before the distribution date, and will be paid under the jointly sponsored plan at the time and in a form that would have been permitted under the Abbott Annuity Retirement Plan.

Defined contribution and deferred compensation accounts of AbbVie's U.S. employees (including loans) have been transferred from the applicable Abbott defined contribution retirement or deferred compensation plan to the corresponding AbbVie plan. AbbVie also has assumed liabilities for U.S. non-qualified defined benefit pension benefits of AbbVie employees. In general, Abbott retains liability for benefits of former employees under U.S. qualified defined contribution, non-qualified deferred compensation, and non-qualified defined benefit pension plans, although in some cases AbbVie will reimburse Abbott for a portion of the expense associated with former employees.

*Welfare Plans*

Abbott will retain liability for claims incurred under the Abbott health and welfare plans prior to the distribution date, whether incurred by employees who will be employed by Abbott or AbbVie following the distribution date or by former employees. Following the distribution date, AbbVie employees will commence participation in AbbVie health and welfare plans. In general, Abbott will retain liability for U.S. retiree medical and life insurance benefits for employees continuing with Abbott and for former employees, although AbbVie will reimburse Abbott for a portion of the expense associated with former employees.

Abbott is responsible for workers' compensation and disability benefits for employees continuing with Abbott following the distribution date and for former employees whose last employment was not with the AbbVie business, and AbbVie is responsible for workers' compensation and disability benefits for employees transferring to AbbVie and for former employees whose last employment was with the AbbVie business. AbbVie also is responsible for certain other benefits for former employees who were on disability leave on the distribution date and whose last employment was with the AbbVie business.

*Equity Compensation Awards*

The employee matters agreement provides for the conversion of all outstanding awards granted under Abbott's equity compensation programs (whether held by Abbott or AbbVie employees or other participants) into adjusted awards based on both Abbott common shares and AbbVie common stock. For purposes of adjusted award vesting, continued employment or service with Abbott or AbbVie, as applicable, is treated as continued employment or service for both Abbott and AbbVie awards.

Holders of Abbott restricted shares or restricted stock units generally retained those awards after the distribution date and also received restricted stock or restricted stock units of AbbVie, in an amount that reflected the distribution to Abbott shareholders, by applying the distribution ratio to the Abbott restricted shares or restricted stock units as though they were unrestricted Abbott shares. Together, the Abbott and AbbVie awards were intended to preserve the value of the original Abbott restricted shares or restricted stock units as measured immediately before and immediately after the distribution. The original Abbott restricted shares and restricted stock units and the AbbVie restricted stock and restricted stock units are subject to substantially the same terms, vesting conditions and other restrictions that applied to the original Abbott restricted shares and restricted stock units, respectively, immediately before the distribution. Dividend equivalent payments on restricted stock units will be paid by the restricted stock unit holder's employer (Abbott or AbbVie, as applicable).

Each Abbott stock option generally was converted into an adjusted Abbott stock option and an AbbVie stock option, which together were intended to preserve the aggregate value of the original Abbott stock option as measured immediately before and immediately after the distribution. The adjusted Abbott stock options cover the same number of shares as the original Abbott stock options, but the exercise prices were adjusted to reflect the distribution. The adjusted Abbott stock options and the AbbVie stock options are subject to substantially the same terms, vesting conditions, post-termination exercise rules, and other restrictions that applied to the original Abbott stock option immediately before the distribution.

To the extent that local regulations outside the United States or award agreement terms did not permit use of the adjustment method described above or would cause an adverse effect for equity award holders, a compliant alternative adjustment method was used. In such cases, affected employees generally received adjusted awards in the equity of their post-distribution employer.

*Miscellaneous*

The employee matters agreement also addresses other employee-related issues and certain special circumstances, including employees who will transfer to their eventual permanent employer on a delayed basis, special rules for benefit arrangements in various non-U.S. jurisdictions, and treatment of certain legacy plans originally adopted by companies that have been acquired by Abbott.

**International Commercial Operations Agreements**

The local separation of AbbVie's business in certain countries outside the United States did not occur at the distribution date due to regulatory requirements, the need to obtain consents from local governmental authorities, and other business reasons. The international commercial operations agreement and the Luxembourg international commercial operations agreement provides for the conduct of the AbbVie business by Abbott in such countries until the local separation is completed, and provides that AbbVie will be subject to all the risks and burdens and entitled to all the benefits generated by the AbbVie business during such period. The international commercial operations agreements also govern the process for the local separation of AbbVie's business following the distribution date. The agreements expire on the earlier of the last local separation date and the second anniversary of the distribution date (or, in the case of Brazil, the third anniversary of the distribution date).

**Information Technology Agreement**

AbbVie and Abbott entered into an information technology agreement that provides for the separation of various information technology systems and services that AbbVie currently shares with Abbott. The information technology agreement specifies the parties' responsibilities and allocation of associated project costs to effect the separation of the information technology systems. The information technology agreement will terminate two years from the distribution date, with an option for a one-year extension. Either AbbVie or Abbott can generally terminate a project under which it is receiving services on 90 days' notice in order to transfer to itself the control and responsibility for that project. The information technology agreement does not otherwise contain any rights of AbbVie or Abbott to terminate the agreement.

**Manufacturing and Supply Agreements**

AbbVie entered into finished good supply agreements and contract manufacturing agreements with Abbott pursuant to which AbbVie or Abbott, as the case may be, has agreed to manufacture, label, and package products for the other party. Under the finished goods supply agreements, Abbott will manufacture for AbbVie the active pharmaceutical ingredients for Trilipix, Depakote, and Biaxin, in each case to be sold in the United States. Abbott will also supply to AbbVie the active pharmaceutical ingredient for Tarka to be sold in the United States and for Luvox to be sold in Japan. In addition, Abbott will manufacture for AbbVie Creon to be sold in the United States, and tubing for Duodopa. Under the contract manufacturing agreements, Abbott will provide AbbVie with local packaging services for HUMIRA, Kaletra, Norvir, and Synagis for Japan, local packaging services for HUMIRA, Kaletra, Lupron, Norvir, Simdax, Survanta, Synagis, and Zemplar for Mexico, local packaging services for HUMIRA, Kaletra, Norvir, and Survanta for Argentina, and local filling and packaging services for Sevoflurane (for human use) and Forane for Latin America. In addition, AbbVie entered into finished goods supply agreements and contract manufacturing agreements with Abbott to manufacture Special Products and certain other pharmaceutical products for Abbott.

These manufacturing and supply agreements have a term of up to five years. Either party may terminate an agreement upon a material breach by the other party that is not cured within 30 days, if the other party is debarred or becomes insolvent or bankrupt, or if a governmental authority ruling or interpretation makes it impossible to continue the agreement. The purchasing party may also terminate an agreement if the manufacturing party materially violates applicable law, or if there is a recall of products due to the manufacturing party's negligence, recklessness, willful misconduct, or material breach of the agreement.

Under the finished goods supply agreements, the party purchasing finished goods pays a fixed product cost, and the manufacturing party is responsible for all costs associated with the manufacture of products, including the costs of raw materials and active pharmaceutical ingredients. Under the contract manufacturing agreements, the party purchasing goods provides the manufacturing party with active pharmaceutical ingredients or unfinished goods and pays for the services provided by the manufacturing party.

**Transitional Trademark License Agreement**

AbbVie and Abbott entered into a transitional trademark license agreement pursuant to which each granted the other a non-exclusive, royalty-free and worldwide license to use certain of each other's trademarks. The license to AbbVie allows it to continue using certain of Abbott's trademarks in order to provide sufficient time for AbbVie to rebrand or phase out its use of the licensed marks. AbbVie must cease all use of the licensed marks within a certain period of time after the distribution date, which period is determined as follows: five years from the distribution date for use of the licensed marks on the products themselves, two years from the distribution date for other uses of the licensed marks on product packaging and labeling, and one year from the distribution date for uses of the licensed marks in other electronic and printed materials. If AbbVie is unable to discontinue use of the licensed marks within these time frames, it may request Abbott's consent for an extension with such consent not to be unreasonably withheld. The license to Abbott allows it to use certain of AbbVie's trademarks in the course of providing services to AbbVie pursuant to the terms and conditions of the transition services agreements and international commercial operations agreements. The term of this license from AbbVie to Abbott is for the duration of the services being provided. Either party may immediately terminate its license to the other if the other party breaches the agreement's use restrictions or contests the licensing party's trademark rights and fails to cure such breach within a reasonable period of time.

**Lease Agreements**

AbbVie and Abbott entered into lease agreements pursuant to which AbbVie or Abbott, as the case may be, leased office, warehouse, laboratory and manufacturing facilities from the other party. AbbVie leased from Abbott a portion of Abbott Park, Abbott's current headquarters, as well as office and warehouse space in Germany and Chile, manufacturing and office space in Spain, and office space in Mexico. Abbott leased from AbbVie manufacturing, office, and warehouse facilities in Puerto Rico, Germany, Ireland, and Italy and laboratory space in the United States. Other than the lease for a portion of Abbott Park, which has an initial term of 20 years, the agreements under which AbbVie leases property from Abbott have terms ranging from one to two years.

Each of AbbVie and Abbott, as lessee, will pay rent to the other party. Rent payments are generally adjusted each year of the lease to reflect increase or decreases in operating and maintenance expenses and other factors. The lessor may generally terminate a lease in the event of a material uncured default by the lessee.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

AbbVie believes that during 2012 its officers and directors complied with all filing requirements under Section 16(a) of the Securities Exchange Act of 1934.

## OTHER MATTERS

The Board of Directors knows of no other business to be transacted at the 2013 Annual Meeting of Stockholders, but if any other matters do come before the meeting, it is the intention of the persons named in the accompanying proxy to vote or act with respect to them in accordance with their best judgment.

**Date for Receipt of Shareholder Proposals for the 2014 Annual Meeting Proxy Statement**

Shareholder proposals for presentation at the 2014 Annual Meeting must be received by AbbVie no later than November 15, 2013 and must otherwise comply with the applicable requirements of the Securities and Exchange Commission to be considered for inclusion in the proxy statement and proxy for the 2014 meeting.

**Procedure for Recommendation and Nomination of Directors and Transaction of Business at Annual Meeting**

A stockholder may recommend persons as potential nominees for director by submitting the names of such persons in writing to the secretary of AbbVie. Recommendations must be accompanied by certain information about both the nominee and the stockholder making the nomination, as set forth in AbbVie's Amended and Restated By-Laws. A nominee who is recommended by a stockholder following these procedures will receive the same consideration as other comparably qualified nominees.

A stockholder entitled to vote for the election of directors at an Annual Meeting and who is a stockholder of record on:

- the record date for that Annual Meeting,
- the date of this proxy statement, and
- the date of the Annual Meeting,

may nominate persons for director, or make proposals of other business to be brought before the Annual Meeting, by providing proper timely written notice to the secretary of AbbVie.

That notice must include certain information required by Article II of AbbVie's Amended and Restated By-Laws, including information about the shareholder, any beneficial owner on whose behalf the nomination or proposal is being made, their respective affiliates or associates or others acting on concert with them, and any proposed director nominee.

For each matter the stockholder proposes to bring before the Annual Meeting, the notice must also include a brief description of the business to be discussed, the reasons for conducting such business at the Annual Meeting, any material interest of the shareholder in such business and certain other information specified in the By-Laws. In addition, in the case of a director nomination, the notice must include a completed and signed questionnaire, representation and agreement of the nominee addressing matters specified in the By-Laws.

To be timely, written notice either to directly nominate persons for director or to bring business properly before the Annual Meeting must be received at AbbVie's principal executive offices not less than ninety days and not more than one hundred twenty days prior to the anniversary date of the preceding Annual Meeting. If the Annual Meeting is called for a date that is more than thirty days before or sixty days after such anniversary date, notice by the stockholder must be received not less than ninety days and not more than one hundred twenty days prior to the date of such Annual Meeting and not later than the close of business on the later of ninety days prior to the date of such Annual Meeting, or, if the first public announcement of the date of such Annual Meeting is less than one hundred days prior to the date of such Annual Meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by AbbVie. To be timely for the 2014 Annual Meeting, this written notice must be received by AbbVie no later than February 5, 2014.

In addition, the notice must be updated and supplemented, if necessary, so that the information provided or required to be provided is true and correct as of the record date for the Annual Meeting and as of the date that is ten business days prior to the meeting. Any such update or supplement must be delivered to the secretary of AbbVie at AbbVie's principal executive offices not more than five business days after the record date for the Annual Meeting, and not less than eight business days before the date of the Annual Meeting in the case of any update or supplement required to be made as of ten business days prior to the Annual Meeting.

**Householding of Proxy Materials**

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single Notice or proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially provides extra convenience for security holders and cost savings for companies.

Several brokers and banks with accountholders who are AbbVie stockholders will be "householding" our proxy materials. As indicated in the notice provided by these brokers to AbbVie stockholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and you prefer to receive a separate proxy statement, please notify your broker or contact Broadridge Financial Solutions 1-800-542-1061, email: sendmaterials@proxyvote.com, or write us at Investor Relations, AbbVie Inc., 1 North Waukegan Road, North Chicago, Illinois 60064. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker or bank.

**General**

It is important that proxies be returned promptly. Stockholders are urged, regardless of the number of shares of AbbVie common stock owned, to vote. Stockholders may vote by telephone, the Internet, or by mail if a printed version of the proxy card was received or requested. Stockholders who vote by telephone or the Internet do not need to return a proxy card.

The Annual Meeting will be held at the Beechwood Hotel, 363 Plantation Street, Worcester, Massachusetts 01605. Admission to the meeting will be by admission card only. A stockholder planning to attend the meeting should promptly complete and return the reservation form. Reservation forms must be received before April 29, 2013. An admission card admits only one person. A stockholder may request two admission cards, but a guest must be accompanied by a stockholder.

By order of the board of directors.

LAURA J. SCHUMACHER
*SECRETARY*

**EXHIBIT A**

# ABBVIE
# 2013 INCENTIVE STOCK PROGRAM

## 1. PURPOSE.

The purpose of the AbbVie 2013 Incentive Stock Program is to (i) attract and retain outstanding directors, officers, and other employees of AbbVie Inc. (the "Company") and its Subsidiaries, and to furnish incentives to such persons by providing opportunities to acquire shares of the Company's common stock, or monetary payments based on the value of such Shares or the financial performance of the Company, or both, on advantageous terms as herein provided and to further align such persons' interests with those of the Company's other stockholders through compensation that is based on the value of Shares, and (ii) assume certain awards granted under the Abbott Stock Programs and adjusted as described in the Employee Matters Agreement.

## 2. ADMINISTRATION.

The Program will be administered by the Committee. For purposes of the Program, the "Committee" shall be a committee of at least two persons which shall be either the Compensation Committee of the Board or such other committee comprised entirely of persons who are both (i) "disinterested persons" as defined in Rule 16b-3 of the Securities and Exchange Commission, and (ii) "outside directors" as defined under Code Section 162(m). The Compensation Committee of the Board shall serve as the Committee administering the Program until such time as the Board designates a different Committee.

The Committee has the following powers, which it may exercise in its sole discretion, subject to and not inconsistent with the express provisions of the Program: (i) to administer the Program; (ii) to exercise all the power and authority either specifically granted to it under the Program or necessary or advisable in the administration of the Program; (iii) to grant Benefits; (iv) to determine the persons to whom and the time or times at which Benefits shall be granted; (v) to determine the type and number of Benefits to be granted, the number of Shares to which a Benefit may relate and the terms, conditions, restrictions and Performance Goals relating to any Benefit; (vi) to determine whether, to what extent, and under what circumstances a Benefit may be settled, canceled, forfeited, accelerated, exchanged, deferred (in accordance with the requirements of Code Section 409A) or surrendered; provided that, except as described in Section 6, the Committee shall neither lower the exercise price or base price of an outstanding option or Stock Appreciation Right nor grant any Benefit or provide cash in replacement of a canceled option or Stock Appreciation Right which had been granted at a higher exercise price or base price without the prior approval of the Company's stockholders; (vii) to make adjustments in the terms and conditions (including Performance Goals) applicable to Benefits; (viii) to construe and interpret the Program and any Benefit; (ix) to prescribe, amend and rescind rules and regulations relating to the Program, including any sub-Program contemplated by Section 10; (x) to determine the terms and provisions of any Benefit Agreement (which need not be identical for each Grantee); and (xi) to make all other determinations deemed necessary or advisable for the administration of the Program. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Program or in any Benefit Agreement in the manner and to the extent it shall deem necessary or advisable to carry the Program into effect and shall be the sole and final judge of such necessity or advisability.

A majority of the members of the Committee shall constitute a quorum and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee under the Program may be made without notice of a meeting of the Committee by a writing signed by all of the Committee members. The decision of the Committee as to all questions of interpretation, application and administration of the Program shall be final, binding and conclusive on all persons.

The Committee may, from time to time, delegate any or all of its duties, powers and authority to any officer or officers of the Company, except to the extent such delegation would be inconsistent with Rule 16b-3 of the Securities and Exchange Commission or other applicable law, rule or regulation. The Chief Executive Officer of the Company may grant Benefits under the Program other than to persons subject to Section 16(b) of the Exchange Act with respect to transactions involving equity securities of the Company at the time that delegated authority is exercised. All such grants by the Chief Executive Officer shall be reported annually to the Committee; however, the Committee is not required to take any action with respect to such grants. No Committee member or delegate thereof shall be liable for any action taken or determination made, or which the Committee member or delegate fails to take or make, in good faith with respect to the Program or any Benefit.

## 3. PARTICIPANTS.

Participants in the Program shall consist of the employees of the Company or any of its Subsidiaries who the Committee in its sole discretion may designate from time to time to receive Benefits, optionees who are eligible to receive Replacement Options with respect to options granted under an Abbott Stock Program that include a replacement option feature, and, solely for purposes of receiving Benefits under Section 11 and Section 12, Non-Employee Directors of the Company. The Committee's designation of a person to receive a Benefit in any year shall not require the Committee to designate such person to receive a Benefit in any other year. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the type and amount of their respective Benefits, including without limitation (i) the financial condition of the Company; (ii) anticipated profits for the current or future years; (iii) contributions of participants to the profitability and development of the Company; (iv) prior awards to participants; and (v) other compensation provided to participants. Notwithstanding the foregoing, Adjusted Awards may be granted under the Program in accordance with the terms of the Employee Matters Agreement.

## 4. SHARES RESERVED UNDER THE PROGRAM AND ADJUSTMENTS.

Subject to adjustment as provided in this Section 4, the maximum number of Shares available for issuance under the Program is 100,000,000 Shares (the "Share Limit"). Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that have been or may be reacquired by the Company in the open market, in private transactions or otherwise.

With respect to Benefits other than Adjusted Awards: (i) if there is a lapse, expiration, termination, forfeiture or cancellation of any Benefit without the issuance of Shares or payment of cash thereunder, the Shares reserved for such Benefit may again be used for the grant of new Benefits of any type authorized under the Program; provided, however, that in no event may the number of Shares issued under the Program exceed the total number of Shares reserved for issuance hereunder; and (ii) Shares that are issued under any Benefit and thereafter reacquired by the Company pursuant to rights reserved upon the issuance thereof, or pursuant to the payment of the exercise price of Shares under options by delivery of other Shares, or Shares under options or stock-settled Stock Appreciation Rights that were not issued upon the net exercise or net settlement of such options or Stock Appreciation Rights, or Shares repurchased by the Company with the proceeds collected in connection with the exercise of outstanding options, or Shares that are exchanged by a Grantee or withheld by the Company to satisfy tax withholding requirements in connection with any Program Benefit shall not be available for subsequent awards of Program Benefits. Upon the exercise of any Benefit granted in tandem with any other Benefits, such related Benefits shall be canceled to the extent of the number of Shares as to which the Benefit is exercised and, notwithstanding the foregoing, such number of Shares shall no longer be available for Program Benefits. Benefits that may be settled only in cash shall not reduce the number of Shares available for subsequent awards of Benefits.

The maximum number of Shares with respect to which Non-Qualified Stock Options under Section 6 and Stock Appreciation Rights under Section 9(a) may be granted to any one participant in the aggregate in any one calendar year shall be 2,000,000 Shares. Determinations made in respect of the limitation set forth in this paragraph shall be made in a manner consistent with Code Section 162(m).

Notwithstanding anything in the Program to the contrary, (i) any Shares issued, or awards granted, under the Program pursuant to Adjusted Awards shall not count against the Share Limit or the Individual Limits, and (ii) the lapse, expiration, termination, forfeiture or cancellation of any Adjusted Award without the issuance of Shares or payment of cash thereunder shall not result in an increase in the number of Shares available for issuance under the Program.

Except as provided in a Benefit Agreement or as otherwise provided in the Program, if the Committee determines that any special dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Shares such that an equitable change or adjustment relating to the Program or Program Benefits is appropriate, then the Committee shall make any such equitable changes or adjustments as it deems necessary or appropriate, including by way of illustration, changes or adjustments to any or all of (i) the number and kind of Shares or other property (including cash) that may thereafter be issued in connection with Benefits, including the Share Limit, (ii) the number and kind of Shares or other property issued or issuable in respect of outstanding Benefits, (iii) the exercise price, grant price or purchase price relating to any Benefit, (iv) the Performance Goals and (v) the individual and other limitations applicable to Benefits, including the Individual Limits; provided that no such adjustment shall cause any Benefit hereunder which is or becomes subject to Code Section 409A to fail to comply with the requirements of such section; and provided further that, unless otherwise determined by the Committee, any additional Shares or other securities or property issued with respect to Shares covered by awards granted under the Program as a result of any stock split, combination, stock dividend, recapitalization or other adjustment event described in this Section 4 shall be subject to the restrictions and other provisions of the original Benefit awarded under the Program.

## 5. TYPES OF BENEFITS.

The following Benefits, alone or in combination, may be granted under the Program: (i) Nonqualified Stock Options, (ii) Restricted Stock Awards, (iii) Restricted Stock Units, (iv) Performance Awards, (v) Other Share-Based Awards (including Stock Appreciation Rights, dividend equivalents and recognition awards), (vi) awards to Non-Employee Directors, and (vii) Foreign Benefits, all as described below.

## 6. NON-QUALIFIED STOCK OPTIONS.

### (a) In General.

The Committee may grant Nonqualified Stock Options to Grantees which may be subject to such restrictions, terms and conditions as the Committee shall determine in its sole discretion and as shall be evidenced by the applicable Benefit Agreement.

The Committee shall determine the exercise price for each Share purchasable under an option, but in no event shall the exercise price per Share be less than the Fair Market Value of a Share on the option's date of grant. The exercise price shall be paid in full at the time of exercise, and payment may be made as determined by the Committee, including: (i) in cash, which may be paid by check, or other instrument acceptable to the Company; (ii) unless otherwise provided in the Benefit Agreement, in Shares having a then market value equal to the aggregate exercise price (including by withholding Shares that otherwise would be distributed to the Grantee upon exercise of the option); (iii) delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to deliver promptly to the Company the amount of sales proceeds from the option Shares or loan proceeds to pay the exercise price; or (iv) by any other method permitted by the Committee. Any amount necessary to satisfy applicable federal, state or local tax withholding requirements (or corresponding requirements under applicable laws in non-U.S. jurisdictions) shall be paid promptly upon notification of the amount due. The amount of tax withholding may be paid in Shares having a then market value equal to the amount required to be withheld (including by withholding Shares that otherwise would be distributed to the Grantee upon exercise of the option), or a combination of cash and Shares.

An option shall be exercisable over its term (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Benefit Agreement. An option may be exercised to the extent of any or all full Shares as to which the option has become exercisable, by giving written, electronic or telephonic notice of such exercise to the Committee or its designated agent, in such form as the Committee may prescribe. Notwithstanding the foregoing, no option granted pursuant to this Section 6 shall be exercisable earlier than six months from its date of grant.

Except as otherwise provided in the applicable Benefit Agreement, (i) in the event of termination of employment for any reason other than retirement, disability or death, the right of the optionee to exercise an option shall terminate upon the earlier of the end of the original term of the option or three months after the optionee's last day of work for the Company or its Subsidiaries; (ii) in the event of termination of employment due to retirement or disability, or if the optionee should die while employed, the right of the optionee or his or her successor in interest to exercise an option shall terminate upon the end of the original term of the option; and (iii) if the optionee should die within three months after termination of employment for any reason other than retirement or disability, the right of his or her successor in interest to exercise an option shall terminate upon the earlier of the end of the original term of the option or three months after the date of such death.

**(b) Replacement Options.**

Certain Adjusted Awards comprised of stock options originally granted under an Abbott Stock Program provide for the grant of replacement options if all or any portion of the exercise price or taxes incurred in connection with the exercise of the original option are paid by delivery of other Shares (or, in the case of payment of taxes, by withholding of Shares). The Committee may grant replacement options ("Replacement Options") under the Program only to the extent required with respect to such options granted under an Abbott Stock Program and with respect to Replacement Options granted with a replacement option feature. Any Replacement Options granted under the Program shall be Nonqualified Stock Options. In addition, any such Replacement Options shall (i) cover the number of Shares surrendered to pay the exercise price plus the number of Shares surrendered or withheld to satisfy the optionee's tax liability, (ii) have an exercise price equal to 100% of the Fair Market Value of such Shares on the date such Replacement Option is granted, (iii) first be exercisable six months from the date such Replacement Option is granted, (iv) have an expiration date identical to the expiration date of the original option, and (v) contain a similar replacement option feature.

**7. RESTRICTED STOCK AWARDS AND RESTRICTED STOCK UNITS.**

**(a) Restricted Stock Awards.**

The Committee may grant Restricted Stock Awards, subject to such restrictions, terms and conditions as the Committee shall determine in its sole discretion and as shall be evidenced by the applicable Benefit Agreement (provided that any such Benefit is subject to the vesting requirements described herein). The vesting of a Restricted Stock Award may be conditioned upon the completion of a specified period of employment or service with the Company or any Subsidiary, upon the attainment of specified Performance Goals, and/or upon such other criteria as the Committee may determine in its sole discretion.

Except as provided in the applicable Benefit Agreement, no Shares underlying a Restricted Stock Award may be sold, assigned, transferred, or otherwise encumbered or disposed of by the Grantee until such Shares have vested in accordance with the terms of such Benefit. Subject to such other restrictions as are imposed by the Committee, the Shares covered by an award of Restricted Stock to a participant who is subject to Section 16 of the Exchange Act may be sold or otherwise disposed of only after six months from the grant date (unless such sale would not affect the exemption under Rule 16b-3 of the Securities and Exchange Commission).

If and to the extent that the applicable Benefit Agreement may so provide, a Grantee shall have the right to vote and receive dividends on Restricted Stock granted under the Program. Unless otherwise provided in the applicable Benefit Agreement, any Shares received as a dividend on or in connection with a stock split of the Shares underlying a Restricted Stock Award awarded under this Section shall be subject to the same restrictions as the Shares underlying such Restricted Stock Award.

Upon the termination of a Grantee's employment or service with the Company and its Subsidiaries, the Restricted Stock granted to such Grantee shall be subject to the terms and conditions specified in the applicable Benefit Agreement.

**(b) Restricted Stock Units.**

The Committee may grant Restricted Stock Units, subject to such restrictions, terms and conditions, as the Committee shall determine in its sole discretion and as shall be evidenced by the applicable Benefit Agreement (provided that any such Restricted Stock Unit is subject to the vesting requirements described herein). The vesting of a Restricted Stock Unit granted under the Program may be conditioned upon the completion of a specified period of employment or service with the Company or any Subsidiary, upon the attainment of specified Performance Goals, and/or upon such other criteria as the Committee may determine in its sole discretion.

Unless otherwise provided in a Benefit Agreement, upon the vesting of a Restricted Stock Unit there shall be delivered to the Grantee, as soon as practicable following the date on which such Benefit (or any portion thereof) vests (but in no event later than two and one-half months following the end of the calendar year in which such Restricted Stock Unit vests), subject to Section 13, that number of Shares equal to the number of Restricted Stock Units that have vested (or the cash equivalent thereof in the case of a cash-settled award).

Except as provided in the applicable Benefit Agreement, a Restricted Stock Unit may not be sold, assigned, transferred or otherwise encumbered or disposed of by the Grantee. Subject to the requirements of Code Section 409A, Restricted Stock Units may provide the Grantee with the right to receive dividend equivalent payments with respect to Shares subject to the Benefit (both before and after the Benefit is earned or vested), which payments may be either made currently or credited to an account for the participant, and may be settled in cash or Shares, as determined by the Committee. Any such settlements and any such crediting of dividend equivalents may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Share equivalents.

Upon the termination of a Grantee's employment or service with the Company and its Subsidiaries, the Restricted Stock Units granted to such Grantee shall be subject to the terms and conditions specified in the applicable Benefit Agreement.

## 8. PERFORMANCE AWARDS.

The Committee may grant Benefits including Restricted Stock, Restricted Stock Units and Other Share-Based Awards, which may be earned in whole or in part based on the attainment of performance goals established by the Committee, which shall be based on one or more of the following criteria: earnings per share, return on equity, return on assets, return on net assets, return on investment, total stockholder return, net operating income, cash flow, increase in revenue, economic value added, increase in share price or cash flow return on investment, and any combination of, or a specified increase in, any of the foregoing (the "Performance Goals"). Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, a Subsidiary, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). In addition, partial achievement of Performance Goals may result in payment or vesting corresponding to the degree of achievement of the Performance Goal. Where necessary to satisfy the requirements of Code Section 162(m), each of the foregoing Performance Goals shall be determined in accordance with generally accepted accounting principles or such other objective standards satisfying the requirements of Code Section 162(m), and shall be subject to written certification by the Committee; provided that, to the extent a Benefit is intended to satisfy the performance-based compensation exception to the limits of Code Section 162(m) and then to the extent consistent with such exception, the Committee may make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or the financial statements of the Company or any Subsidiary, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles. No payment shall be made to a Covered Employee prior to the written certification by the Committee that the Performance Goals have been attained. The Committee may establish such other rules applicable to Benefits intended to be qualified performance-based compensation to the extent consistent with Code Section 162(m).

The maximum amount which may be granted under this Section 8 for any one year for any one participant shall be $15 million, determined by multiplying the number of Shares or units granted under the Benefit by the Fair Market Value of a Share on the date of grant. For any performance period in excess of one year, such maximum value shall be determined by multiplying $15 million by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is twelve.

Payments earned in respect of any Benefit may be decreased or, with respect to any Grantee who is not a Covered Employee, increased in the sole discretion of the Committee based on such factors as it deems appropriate. Notwithstanding the foregoing, any Benefits may be adjusted in accordance with Section 4.

## 9. OTHER SHARE-BASED AWARDS AND RECOGNITION AWARDS.

### (a) Other Share-Based Awards.

The Committee may grant Other Share-Based Awards, including Stock Appreciation Rights, under terms and conditions specified by the Committee in the applicable Benefit Agreement, which may include the attainment of Performance Goals; provided, however, that with respect to a Stock

Appreciation Right, in no event shall (i) the base price per Share be less than the Fair Market Value of a Share on the Stock Appreciation Right's date of grant, or (ii) the term of such Stock Appreciation Right exceed ten years from the date of grant. Such terms and conditions shall be consistent with the terms of the Program. Shares or other securities or property delivered pursuant to a Benefit in the nature of a purchase right granted under this Section 9 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Benefits, notes or other property, as the Committee shall determine, subject to any required corporate action.

**(b) Recognition Awards.**

In addition to Restricted Stock Awards governed by Section 7(a), the Committee may grant fully vested Shares to employees of the Company, its Subsidiaries, in recognition of the employee's contribution to the Company; provided that the aggregate value of such recognition awards granted in any fiscal year to any single individual shall not exceed 1,000 Shares.

**10. FOREIGN BENEFITS.**

The Committee may grant Benefits to employees of the Company and its Subsidiaries who reside in foreign jurisdictions. Notwithstanding anything in the Program to the contrary, the Committee may, in its sole discretion: (i) amend or vary the terms of the Program to conform such terms with the requirements of each jurisdiction where a Subsidiary is located; (ii) amend or vary the terms of the Program in each jurisdiction where a Subsidiary is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for participants and/or the Subsidiary; or (iii) amend or vary the terms of the Program in each jurisdiction where a Subsidiary is located as it considers necessary or desirable to meet the goals and objectives of the Program. The Committee may, where it deems appropriate in its sole discretion, establish one or more sub-Programs for these purposes. The terms and conditions contained herein which are subject to variation in a jurisdiction shall be reflected in a written attachment to the Program for each Subsidiary in such jurisdiction. The Committee may, in its sole discretion, also establish administrative rules and procedures to facilitate the operation of the Program in each jurisdiction where a Subsidiary is located. To the extent permitted under applicable law, the Committee may delegate its authority and responsibilities under this Section 10 to one or more officers of the Company. In this regard and to the extent permitted under applicable law, the Committee hereby delegates its authority and responsibilities under this Section 10 to the Senior Vice President, Human Resources.

**11. NONQUALIFIED STOCK OPTIONS TO NON-EMPLOYEE DIRECTORS.**

Each Non-Employee Director may elect to receive any or all of his or her fees earned under Section 3 of the AbbVie Non-Employee Directors' Fee Plan (the "Directors' Fee Plan") in the form of Nonqualified Stock Options under this Section. Each such election shall be irrevocable, and must be made in writing and filed with the Secretary of the Company by December 31 of the calendar year preceding the period in which such fees are earned. A Non-Employee Director may file a new election each calendar year applicable to fees earned in the immediately succeeding calendar year, provided that a new election to receive benefits in the form of options shall not be effective until the period covered by the Non-Employee Director's current election has ended. If no new election is received by December 31 of any calendar year, the election, if any, then in effect shall continue in effect until a new election is made and has become effective. If a director does not elect to receive his or her fees in the form of Nonqualified Stock Options, the fees due such director shall be paid or deferred as provided in the Directors' Fee Plan and any applicable election thereunder by the director.

Each Nonqualified Stock Option due to a director under the Program pursuant to an election shall be granted annually, on the date of the annual stockholders meeting. Except as otherwise provided, each such Nonqualified Stock Option shall be (i) subject to the terms and conditions of Section 6, (ii) immediately exercisable and non-forfeitable, and (iii) exercisable until the expiration of ten years from the date of grant. Non-Employee Directors who hold replacement options granted under an Abbott Stock Program shall also receive Replacement Options consistent with the provisions of Section 6(b).

**12. RESTRICTED STOCK UNITS TO NON-EMPLOYEE DIRECTORS.**

Each year, on the date of the annual stockholders meeting, each person who is elected a Non-Employee Director at the annual stockholders meeting shall be awarded Restricted Stock Units covering a number of Shares with a Fair Market Value on the date of the award closest to, but not in excess of, the sum of (i) an amount equal to six times the monthly fee in effect under Section 3.1 of the Directors' Fee Plan on the date of the award, and (ii) $50,000.

The Restricted Stock Units granted to Non-Employee Directors shall be fully vested on the date of the award and shall be awarded and/or issued or paid in a manner that will comply with Code Section 409A. Subject to the requirements of Code Section 409A, the Non-Employee Director receiving the Restricted Stock Units shall be entitled to receive one Share for each Restricted Stock Unit upon the earliest of (i) the director's "separation from service" (within the meaning of Code Section 409A), (ii) the date the director dies, or (iii) the date of occurrence of a Change in Control that also qualifies as a "change in control event" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)).

Subject to the requirements of Code Section 409A, the Non-Employee Director receiving the Restricted Stock Units shall be entitled to receive cash payments equal to the dividends and distributions paid on the Shares (other than dividends or distributions of securities of the Company which may be issued with respect to its Shares by virtue of any stock split, combination, stock dividend or recapitalization) to the same extent as if each Restricted Stock Unit was a Share, and those Shares were not subject to the restrictions imposed by the Program, provided that the record date with respect to such dividend or distribution occurs within the period commencing with the date of grant of the Benefit and ending upon the earliest of (i) the date of the director's death, (ii) the date of the director's "separation from service" (within the meaning of Code Section 409A), (iii) the date of the occurrence of a Change in Control that also qualifies as a "change in control event" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)), or (iv) such other date specified in the Benefit Agreement.

While outstanding, the Restricted Stock Units may not be sold, assigned, transferred, pledged, hypothecated, exchanged or otherwise disposed of except by will or the laws of descent and distribution.

Except in the event of conflict, all provisions of the Program shall apply to this Section 12. In the event of any conflict between the other provisions of the Program and this Section 12, this Section 12 shall control.

**13. CHANGE IN CONTROL PROVISIONS.**

(a) Notwithstanding any other provision of this Program, the following provisions shall apply upon the occurrence of a Change in Control, unless otherwise provided in a Benefit Agreement:

(i) All options then outstanding under this Program shall become fully vested and exercisable as of the date of the Change in Control, whether or not then otherwise vested or exercisable;

(ii) All Stock Appreciation Rights and Other Share-Based Awards then outstanding shall become fully vested and exercisable as of the date of the Change in Control, whether or not then otherwise vested or exercisable;

(iii) All terms and conditions of all Restricted Stock Awards then outstanding shall be deemed satisfied and all restrictions on those Restricted Stock Awards will lapse as of the date of the Change in Control;

(iv) All terms and conditions of all Restricted Stock Units then outstanding shall be deemed satisfied and all restrictions on those Restricted Stock Units will lapse as of the date of the Change in Control; and

(v) All performance criteria shall be deemed to have been attained and all Performance Awards then outstanding shall be deemed to have been fully earned and to be immediately payable as of the date of the Change in Control.

Notwithstanding the foregoing, with respect to each Benefit that is subject to Code Section 409A, if a Change in Control would have occurred under the Program but such Change in Control does not also qualify as a "change in control event" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)), then each such Benefit shall become vested and non-forfeitable; provided, however, that the Grantee shall not be able to exercise the Benefit, and the Benefit shall not become payable, except in accordance with the terms of such Benefit or until such earlier time as the exercise and/or payment complies with Code Section 409A.

(b) A "Change in Control" shall be deemed to have occurred on the earliest of the following dates:

(i) The date any Person is or becomes the Beneficial Owner (as defined below), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (iii) below; or

(ii) The date the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) The date on which there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation or other entity, other than (A) a merger or consolidation (1) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a Subsidiary, the ultimate parent thereof, and (2) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(iv) The date the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

For purposes of the Program: "Affiliate" shall have the meaning set forth in Rule 12b-2 under Section 12 of the Exchange Act; "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 under the Exchange Act; "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and as used in Section 13(d) and 14(d) thereof and the rules thereunder, except that such term shall not include (w) the Company or any of its Subsidiaries, (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, (y) an underwriter temporarily holding securities pursuant to an offering of such securities, or (z) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Shares; and "Subsidiary" shall mean any corporation, partnership, joint venture or business trust, 50% or more of the control of which is owned, directly or indirectly, by the Company.

(c) In the event that, in connection with a Change in Control, outstanding options under the Program are either assumed or converted into substituted options consistent with Section 4, each such assumed or substituted option shall continue to be subject to the same terms and conditions (including, without limitation, with respect to any right to receive replacement options upon option exercise) to which it was subject immediately prior to the transaction resulting in the assumption or substitution.

(d) Unless otherwise provided in a Benefit Agreement, upon a Change in Control in which the outstanding Shares are changed into, or exchanged for, property (including cash) other than solely stock or securities of the Company or another corporation (disregarding, for this purpose, cash paid in lieu of fractional shares), each Grantee may, to the extent such right would not cause the applicable stock option or Stock Appreciation Right to be considered deferred compensation for purposes of Code Section 409A, elect to receive, immediately following such Change in Control, in exchange for cancellation of any stock option or Stock Appreciation Right held by such Grantee immediately prior to the Change in Control, a cash payment with respect to each Share subject to such option or right, equal to the difference between the value of consideration (as determined by the Committee) received by the stockholders for a Share in the Change in Control, less any applicable purchase price.

(e) Notwithstanding any other provision of the Program, if a Change in Control occurs, the Adjusted Awards shall be handled as described in the Employee Matters Agreement.

## 14. GENERAL PROVISIONS.

### (a) Adjusted Awards.

Notwithstanding anything in the Program to the contrary, the terms of the Program will apply to Adjusted Awards only to the extent that they are not inconsistent with the Employee Matters Agreement and the terms of the applicable Adjusted Awards assumed in accordance with the Employee Matters Agreement. To the extent that the terms of the Program are inconsistent with the terms of an Adjusted Award Benefit Agreement, the terms of the applicable Adjusted Award shall be governed by the Employee Matters Agreement, the applicable Abbott Stock Program, and the applicable Benefit Agreement.

### (b) Nontransferability, Deferrals and Settlements.

Unless otherwise determined by the Committee or provided in a Benefit Agreement, Benefits shall not be transferable by a Grantee except by will or the laws of descent and distribution and shall be exercisable during the lifetime of a Grantee only by such Grantee or his guardian or legal representative. Notwithstanding the foregoing, any transfer of Benefits to independent third parties for cash consideration without stockholder approval is prohibited. Any Benefit shall be null and void and without effect upon any attempted assignment or transfer, except as herein provided, including without limitation any purported assignment, whether voluntary or by operation of law, pledge, hypothecation or other disposition, attachment, divorce, trustee process or similar process, whether legal or equitable, upon such Benefit. With respect to Benefits other than options, the Committee may require or permit Grantees to elect to defer the issuance of Shares (with settlement in cash or Shares as may be determined by the Committee or elected by the Grantee in accordance with procedures established by the Committee), or the settlement of Benefits in cash under such rules and procedures as established under the Program to the extent that such deferral complies with Code Section 409A and any regulations or guidance promulgated thereunder. It may also provide that such deferred settlements include the payment or crediting of interest, dividends or dividend equivalents on the deferral amounts.

### (c) No Right to Continued Employment, etc.

Nothing in the Program or in any Benefit granted or any Benefit Agreement or other agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Company, any Subsidiary or to be entitled to any remuneration or benefits not set forth in the Program or such Benefit Agreement or other agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary to terminate such Grantee's employment or service.

### (d) Sale of Subsidiary.

For all purposes hereunder, except as otherwise provided by the Committee, a Grantee's employment or service with a Subsidiary shall be deemed to be terminated on the day such entity ceases to be a Subsidiary of the Company.

### (e) Taxes.

The Company shall be entitled to withhold, or require a participant to remit to the Company, the amount of any tax attributable to any amount payable or Shares deliverable under the Program. The Company may defer making payment or delivery if any such tax may be pending unless and until indemnified to its satisfaction, and the Company shall have no liability to any participant for exercising the foregoing right. The Committee may, in its sole discretion and subject to such rules as it may adopt, permit or require a Grantee to pay all or a portion of the federal, state and local taxes, including social security and Medicare withholding tax (or corresponding taxes under applicable laws in non-U.S. jurisdictions), arising in connection with the receipt or exercise of any Benefit, by (i) having the Company withhold Shares, (ii) tendering Shares received in connection with such Benefit back to the Company, or (iii) delivering other previously acquired Shares having a Fair Market Value approximately equal to the amount to be withheld.

**(f) Amendment and Termination.**

The Program may be amended or terminated at any time by action of the Board. However, no amendment may, without stockholder approval: (i) increase the aggregate number of Shares available for Benefits (except to reflect an event described in Section 4); (ii) extend the term of the Program; or (iii) change or add a category or categories of individuals who are eligible to participate in the Program. No amendment or termination of the Program may materially and adversely modify any person's rights under the express terms and conditions of an outstanding Benefit without such person's written consent.

**(g) Duration of Program.**

Unless earlier terminated by the Board pursuant to the provisions of the Program, the Program shall expire on the tenth anniversary of its Effective Date. No Benefits shall be granted under the Program after such date.

**(h) No Rights to Benefits; No Stockholder Rights.**

No individual shall have any claim to be granted any Benefit under the Program, and there is no obligation for uniformity of treatment of Grantees. No individual shall have any right to a Benefit or to payment or settlement under any Benefit unless and until the Committee or its designee shall have determined that a Benefit or payment or settlement is to be made. Except as provided specifically herein, a Grantee or a transferee of a Benefit shall have no rights as a stockholder with respect to any Shares covered by the Benefit until the date of the issuance of such Shares.

**(i) Unfunded Status of Benefits.**

The Program is intended to constitute an "unfunded" plan for purposes of incentive and deferred compensation. With respect to any payments not yet made to a Grantee pursuant to a Benefit, nothing contained in the Program or any Benefit shall give any such Grantee any rights that are greater than those of a general creditor of the Company.

**(j) No Fractional Shares.**

No fractional Shares shall be issued or delivered pursuant to the Program or any Benefit. The Committee shall determine whether cash, other Benefits, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

**(k) Regulations and Other Approvals.**

The obligation of the Company to sell or deliver Shares with respect to any Program Benefit shall be subject to all applicable laws, rules and regulations, including all applicable securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

**(l) Listing, Registration or Qualification of Shares.**

Each Benefit is subject to the requirement that, if at any time the Committee or its delegate determines, in its sole discretion, that the listing, registration or qualification of Shares issuable pursuant to the Program is required by any securities exchange or under any state or federal law (or corresponding requirements under applicable laws in non-U.S. jurisdictions), or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of a Benefit or the issuance of Shares, no such Benefit shall be granted or payment made or

Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Committee or its delegate.

**(m) Restricted Securities.**

If the disposition of Shares acquired pursuant to the Program is not covered by a then current registration statement under the Securities Act of 1933 (the "Securities Act"), and is not otherwise exempt from such registration, then such Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder and the Committee may require a Grantee receiving Shares pursuant to the Program, as a condition precedent to receipt of such Shares, to represent to the Company in writing that the Shares acquired by such Grantee is acquired for investment only and not with a view to distribution.

**(n) Section 409A.**

Notwithstanding any provision of the Program, to the extent that any Benefit would be subject to Code Section 409A, no such Benefit may be granted if it would fail to comply with the requirements set forth in Code Section 409A. To the extent that the Committee determines that the Program or any Benefit is subject to Code Section 409A and fails to comply with the requirements of Code Section 409A, notwithstanding anything to the contrary contained in the Program or in any Benefit Agreement, the Committee reserves the right to amend or terminate the Program and/or amend, restructure, terminate or replace the Benefit, without the consent of the Grantee, to cause the Benefit to either not be subject to Code Section 409A or to comply with the applicable provisions of such section. In addition, for each Benefit subject to Code Section 409A, a termination of employment or service with the Company and its Subsidiaries shall be deemed to have occurred under the Program with respect to such award on the first day on which an individual has experienced a "separation from service" within the meaning of Code Section 409A.

**(o) Governing Law.**

The Program and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

**(p) Construction.**

Any reference in the Program to any law, statute, rule, regulation, or official guidance thereunder, shall be construed as a reference to such law, statute, rule, regulation, or official guidance, as the same may be amended, from time to time, or any successor provision to such law, statute, rule, regulation or official guidance.

**(q) Effective Date.**

The Program shall become effective as of January 1, 2013 (the "Effective Date").

**15. DEFINITIONS.**

For purposes of the Program, the following terms shall be defined as set forth below:

(a) "Abbott Stock Program" has the meaning ascribed to it in the Employee Matters Agreement.

(b) "Adjusted Awards" means awards granted under the Abbott Stock Programs and converted into awards denominated with respect to Shares, as described in the Employee Matters Agreement, as well as any Replacement Options granted subsequent to the Effective Date.

(c) "Benefit" means a grant under the Program of any of the types of awards described in Section 5.

(d) "Benefit Agreement" means any written agreement, contract, or other instrument or document evidencing the terms and conditions of a Benefit.

(e) "Board" means the Board of Directors of the Company.

(f) "Change in Control" has the meaning ascribed to it in Section 13.

(g) "Code" means the Internal Revenue Code of 1986, as amended.

(h) "Committee" has the meaning ascribed to it in Section 2.

(i) "Company" or "AbbVie" means AbbVie Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

(j) "Covered Employee" has the meaning ascribed to it in Code Section 162(m)(3).

(k) "Effective Date" has the meaning ascribed to it in Section 14(q).

(l) "Employee Matters Agreement" means the Employee Matters Agreement by and between Abbott Laboratories and AbbVie Inc., dated as of December 31, 2012.

(m) "Exchange Act" means the Securities Exchange Act of 1934.

(n) "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Share or other property determined by such methods or procedures as shall be established from time to time by the Committee.

(o) "Grantee" means (i) a person who, as a Non-Employee Director of the Company or an employee of the Company or a Subsidiary of the Company, or a beneficiary or estate of such person, has been granted a Benefit, or (ii) a recipient of an Adjusted Award in accordance with the terms of the Employee Matters Agreement.

(p) "Individual Limits" means the limitations on awards to a single individual set forth in the third paragraph of Section 4 and in the second paragraph of Section 8.

(q) "Non-Employee Director" means a member of the Board who is not a full-time employee of the Company or any of its Subsidiaries.

(r) "Nonqualified Stock Option" means any option that is not intended to be designated as an incentive stock option within the meaning of Code Section 422.

(s) "option" means a contractual right granted to a Grantee under the Program to purchase Shares at a specified price.

(t) "optionee" means a person who, as a Non-Employee Director of the Company or an employee of the Company or a Subsidiary of the Company, or a beneficiary or estate of such person, has been granted an option.

(u) "Other Share-Based Award" means a Benefit granted to a Grantee pursuant to Section 9, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares.

(v) "Performance Goals" has the meaning ascribed to it in Section 8.

(w) "Person" has the meaning ascribed to it in Section 13(b).

(x) "Program" means this AbbVie 2013 Incentive Stock Program, as amended from time to time.

(y) "Replacement Options" has the meaning ascribed to it in Section 6(b).

(z) "Restricted Stock" or "Restricted Stock Award" means Shares awarded to a Grantee under Section 7(a), without payment, as compensation for services to the Company or its Subsidiaries, which are subject to vesting restrictions, which may include the attainment of specified Performance Goals.

(aa) "Restricted Stock Unit" means a contractual right to receive a number of Shares or an amount of cash equal to the value of that number of Shares corresponding to the number of units granted to a Grantee, without payment, as compensation for services to the Company or its Subsidiaries, which right may be subject to vesting restrictions including the attainment of specified Performance Goals.

(bb) "Senior Vice President, Human Resources" means the Company's Senior Vice President, Human Resources, or the individual holding equivalent duties and responsibilities.

(cc) "Shares" means shares of the Company's common stock.

(dd) "Stock Appreciation Right" means an Other Share-Based Award, payable in cash or Shares, that entitles a Grantee upon exercise to the excess of the Fair Market Value of the Shares underlying the Benefit over a base price established by the Committee in respect of such Shares.

(ee) "Subsidiary" has the meaning ascribed to it in Section 13(b).

(ff) "Treasury Regulations" means the Federal tax regulations promulgated by the United States Department of Treasury.



**AbbVie Inc.**
**1 North Waukegan Road**
**North Chicago, Illinois 60064 U.S.A.**

# Notice of Annual Meeting of Stockholders and Proxy Statement

**Meeting Date**
**May 6, 2013**

**YOUR VOTE IS IMPORTANT!**
Please sign and promptly return your proxy in the enclosed envelope or vote your shares by telephone or using the Internet.

**Reservation Form for Annual Meeting**

I am a stockholder of AbbVie Inc. and I plan to attend the Annual Meeting to be held at the Beechwood Hotel, 363 Plantation Street, Worcester, Massachusetts 01605 at 9:00 a.m. on May 6, 2013.

Please send me an admission card for each of the following persons.

| | |
|---|---|
| Name ____________ | Name ____________ |
| Address ____________ | Address ____________ |
| City ____________ | City ____________ |
| State ____________ | State ____________ |
| Zip Code ____________ | Zip Code ____________ |
| Phone Number (   ) ____________ | Phone Number (   ) ____________ |

**If you plan to attend the meeting, please complete the Reservation Form and send it to AbbVie Inc., Annual Meeting Ticket Requests, AP34, 1 North Waukegan Road, North Chicago, Illinois 60064. Due to space limitations, Reservation Forms must be received before April 29, 2013. An admission card, along with a form of photo identification, admits one person. A stockholder may request two admission cards, but a guest must be accompanied by a stockholder.**

**To avoid a delay in the receipt of your admission card, do not return this form with your proxy card or mail it in the enclosed business envelope.**


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## STOCKHOLDER INFORMATION

**AbbVie Inc. Corporate Headquarters**
1 North Waukegan Road
North Chicago, IL 60064
847.932.7900
www.abbvie.com

Investor Relations
Dept. ZZ05, AP34
www.abbvieinvestor.com

Stockholder Services
Dept. 312, AP6D

Corporate Secretary
Dept, V364, AP34

**Stock Listing**
The ticker for AbbVie's common stock is ABBV. The principal market for AbbVie common stock is the NYSE. AbbVie common stock is also listed on the Chicago Stock Exchange, the NYSE Euronext Paris, and the SIX Swiss Exchange.

**Annual Meeting**
The Annual Meeting will be held on Monday, May 6, 2013, at 9 a.m. at the Beechwood Hotel, 363 Plantation Street, Worcester, MA 01605.

**Dividend Reinvestment Plan**
The AbbVie Dividend Reinvestment Plan offers registered stockholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent.

**Transfer Agent**
Computershare
250 Royall Street
Canton, MA 02021
877.881.5970
www.computershare.com



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abbvie

1 North Waukegan Road, North Chicago,
IL 60064 U.S.A. 1.847.932.7900
www.abbvie.com